Infosys
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 2, 2023

Dear Sir/ Madam,

Sub: Notice of the 42nd Annual General Meeting (AGM) and Integrated Annual Report 2022-23

In compliance with the Companies Act 2013, rules framed thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, please find enclosed Notice convening the 42nd AGM of shareholders and the Integrated Annual Report 2022-23 which will be sent to the shareholders through electronic mode.

The 42nd AGM will be held on Wednesday, June 28, 2023, at 4.00 p.m. IST through video conference and other audio-visual means (VC).

The following reports will be made available on the Company's website :

Name of the report	Website link
42nd AGM Notice and Integrated Annual Report 2022-23 (including Business Responsibility and Sustainability Report).	https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-23.pdf
Infosys Foundation's Annual report 2022-23	https://www.infosys.com/infosys-foundation/about/reports/documents/infosys-foundation-report-2022-23.pdf

Information at glance:

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Wednesday, June 28, 2023
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend 2022-23 record date	Friday, June 2, 2023
Final dividend 2022-23 payment date	Monday, July 3, 2023
Information of tax on final dividend 2022-23	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Wednesday, June 21, 2023
E-voting start time and date	9:00 a.m. IST, Friday, June 23, 2023
E-voting end time and date	5:00 p.m. IST, Tuesday, June 27, 2023
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.06.02 18:45:25 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com



NAVIGATING CHANGE

Infosys

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Integrated Annual Report 2022-23

NAVIGATING CHANGE AT THE PACE OF AI

The context surrounding an enterprise, created, and influenced by multiple inherently uncertain forces, can significantly impact the fortunes of a business. While this volatility has come to be expected as normal, not every business emerges from it having tackled the situation with the same resilience. Those that get a head start in preparing and taking on the challenges are also the ones that come out of the uncertainty with the ability to outperform in the recovery.

That does not necessarily mean rethinking one's business strategy, but rather rearticulating it to adapt. It's really about being judicious where to lean in and where to pull back. In essence, it's about protecting one's capability to innovate and propel forward while being deeply disciplined when it comes to operations. Digitally transformed companies have a distinct advantage here. They can drive frictionless business throughout the supply chain, serve customers at lower costs, and avoid resource-intensive IT upgrades, unlike the digitally disadvantaged who may have to wait for economic conditions to improve before they can make progress.

Advanced technologies – especially AI in tandem with cloud – are creating performance opportunities that are reshaping these dynamics in significant ways. They are helping companies to amplify human potential to take on higher value work, boost people productivity and rapidly create business value. From unlocking efficiencies at scale and empowering the ecosystem to accelerating growth, cognitively capable companies are unshackling intelligence from data for experimentation as well as the scale-out of AI to power greater efficacy and create disruptive revenue streams.

Infosys is taking the AI-first approach to its own transformation. We are bringing the power of AI, analytics, and cloud to accelerate our own enterprise transformation, even as we build incremental value from micro-changes, to improve client service, reimagine business processes, and boost productivity. Nearly 50,000 reusable intelligent services, applied in over 25,000 instances, are amplifying our employees to boost their productivity.

It is Infosys Topaz™ – our AI-first services using generative AI – that's making it all possible. Both for us and our clients. Today, 12,000+ AI use cases and 150+ pre-trained AI models delivered by AI-first specialists and data strategists are accelerating business value for enterprises the world over. All this, while ensuring uncompromising ethics, trust, privacy and compliance, and security of data and AI.

You'll no doubt catch interesting glimpses of these exciting possibilities and progress in this Integrated Annual Report. It's the same potential we see too, to help our clients navigate change and move into a future filled with more potential, and more shared advances.


CHANGING THE GAME WITH INTELLIGENCE
Infosys topaz
ACCELERATING THE AI-FIRST JOURNEY FOR YOUR ENTERPRISE

BOOKING HOLDINGS: BOOSTING THE RISK-RESILIENCE OF BUSINESS

E-commerce fraud has evolved and increased with the surge in online commerce since the pandemic. Bad actors are launching more sophisticated attacks. E-commerce losses to online payment fraud were estimated at US$41 billion globally in 2022, making cybersecurity an utmost priority for all digital companies.

Booking Holdings is the world's leading provider of online travel and related services, offered to consumers and local partners in more than 220 countries and territories through six primary consumer-facing brands: Booking.com, Priceline, Agoda, Rentalcars.com, KAYAK and OpenTable. Booking Holdings' mission is to make it easier for everyone to experience the world.

Across their operations, Booking Holdings' brands have always been keen to ensure comprehensive security powered by next-gen technology. To realize this, the company teamed up with Infosys to ramp up a Center of Excellence in Bucharest, Romania. The Center delivers services across critical business functions in cybersecurity, fraud management and analytics and TRAC (Trust, Risk, Assurance and Compliance). It also delivers services for financial systems development and support, IT development and support, application security, risk management, audit management and account security consultancy. Infosys Topaz™ AI-first solution plays a key role here in making these services truly cognitive. This initiative is driving improved speed to market, more innovative thinking and consistently rewarding business outcomes for brands like Booking.com.

Efforts at Infosys strengthen this collaboration to build innovative solutions in the travel domain. Infosys is also looking to continuously upskill its project team to build exceptional skill sets that can be leveraged to build these focused solutions.

"Modern enterprises, with their digital footprint expanding past traditional perimeters, are increasingly susceptible to cybersecurity attacks. To be cyber-resilient, enterprises must embed security by design and operational measures to adequately protect products and services. To do this, they need to embrace AI-first threat management solutions. We have successfully adopted this approach at Booking Holdings and for our brands working collaboratively with Infosys."

Spencer Mott
Chief Security Officer – Booking Holdings & Booking.com

BUILDING A DATA FABRIC ON CLOUD FOUNDATION

Infosys topaz

ACCELERATING THE AI-FIRST JOURNEY FOR YOUR ENTERPRISE



MOLINA HEALTHCARE: MAXIMIZING VALUE FROM CLOUD INVESTMENTS

Digital transformation of enterprises today is also leading to data and AI transformation of businesses bringing powerful capabilities to non-technical users in the world of healthcare. Cloud remains a key foundational capability necessary to accelerate value generation on this journey.

Molina Healthcare, a FORTUNE 500 company, provides managed healthcare services under the Medicaid and Medicare programs and through the state insurance marketplace. Through locally operated health plans, Molina Healthcare serves approximately 5.1 million Americans.

From first starting their cloud journey to enable exponential efficiencies, Molina Healthcare has long since evolved it to become a key driver of revenue for businesses through the creation of cognitive capabilities. That's why, leveraging Infosys Cobalt™ – cloud services and solutions, for Molina Healthcare, has also meant creating a foundation with ready access for business users.

Molina Healthcare is committed to providing a wide range of quality healthcare services to families and individuals who qualify for government-sponsored programs. Today, running business operations, including their mission critical systems, with data- and AI-powered capabilities on the cloud, has given Molina Healthcare a first-mover advantage that few others enjoy. Better business scalability and resilience have improved the experience for their members. Growth, for the business, is accelerated by adding more participants from new untapped states. Time to onboard these participants and costs to provide them care have significantly reduced, thereby boosting profitability.

But perhaps, most significantly, this cloud-first journey that Molina Healthcare is on has reinforced the company's ability to realize its purpose – to improve the lives and well-being of its members, while making a positive impact in the communities they serve.

"Growing our cloud capabilities has been integral to our digital transformation. We also know that continuing to strengthen these capabilities is the way for us to become an AI-first enterprise that will enable to service our members seamlessly. Infosys is a trusted partner for us on this journey."

Amir Desai
CIO, Molina Healthcare


SCALING ENTERPRISE EFFICIENCY
Infosys topaz
ACCELERATING THE AI-FIRST JOURNEY FOR YOUR ENTERPRISE
+30%

SIEMENS: BOOSTING THE EFFICIENCIES OF WORKFORCE LEARNING

As companies seek to extend market leadership, skills for their employees, especially in new technology capabilities like generative AI, IoT, cybersecurity and additive manufacturing, are becoming vital for long-term success. Building efficiencies into the learning path for organization-wide upskilling and reskilling is high on the list of focus areas for business leadership.

With a rich history spanning over 175 years, Siemens is a German multinational technology company and one of the largest engineering companies in the world. Staying ahead of the technology curve is critical for Siemens to retain its leadership. This makes rapid and effective upskilling of its large, diverse and geographically spread workforce imperative.

Partnering with Infosys and leveraging Infosys Wingspan, AI-first learning and talent transformation platform, Siemens has reimagined its approach to upskilling and learning. Infosys Wingspan draws on Infosys Topaz™ to bring in robust AI, including generative AI capabilities. With Infosys, Siemens' enterprise learning has stepped firmly into the digital age – leading to the inception of *My Learning World* harnessing Infosys Wingspan. It is the single entry point into digital learning and the gateway to personal upskilling and reskilling at scale for Siemens employees, with AI to monitor and predict learning, simultaneously acting as the digital brain of the company.

My Learning World is amplified with AI-powered algorithms that deliver a strong nudge framework to integrate learning actively into the performance culture of the organization. AI is also helping deeply personalize the upskilling journey for learners. The cognitive core of *My Learning World* also allows leaders to track the progress that learners make and continuously refocus efforts and content to deliver improved outcomes.

As the exploration of generative AI tools for the platform intensifies, the promise to make the learning journey richer and more engaging is becoming real. Some key generative AI-driven features include automatic content generation, automatic creation of learning objectives and AI-powered learning assistants. Applying AI to the data from this platform gives Siemens key insights into the learning habits and skill trends, enhances search quality and learning experience. And the results are encouraging – *My Learning World* is the fourth most used platform across Siemens, recording six million hours of learning in total in fiscal 2022.

This AI-first journey to efficiently enhance their digital skill quotient is helping Siemens foster a culture of lifelong learning. It is enabling them to build a resilient workforce that can adapt to rapid technological changes in the industry.

'At Siemens, we want to support our people in staying relevant in a permanently changing environment by continuously evolving functional and technical skills. Digitalization, with an AI-first approach, is at the core of our strategy for the future. We are excited to have found an effective partner in Infosys who can support us to bring greater efficiencies to our employees' learning and growth journey with My Learning World. This is an important partnership for Siemens, and we look forward to continuing to build on these learning experiences for our employees."

Daniela Proust
Senior Vice President, Head of Global Learning and Growth at Siemens


MAKING BUSINESSES SMARTER
Infosys topaz
ACCELERATING THE AI-FIRST JOURNEY FOR YOUR ENTERPRISE

WSP: REDESIGNING BUSINESS OPERATIONS WITH INSIGHTS

Digitalization is both the force and the force multiplier for the engineering sector to navigate their next while planning, designing, managing, and engineering communities to thrive.

WSP is one of world's leading engineering and professional services firms, developing creative, comprehensive, and sustainable solutions for the future. Equipped with an intimate understanding of local intricacies, world-class talent and proactive leadership, the company plans, designs, and engineers solutions to uniquely complex problems.

Their partnership with Infosys will be enabling WSP's enterprise-wide internal digital transformation across all core processes including project and portfolio management, sales, procurement, finance, and human capital management. The outcome WSP aspires to, is the creation of an agile, responsive, and unified organization that works synergistically across their various entities and markets. The goal is to continue to improve win ratios, cash flows, drive efficient project management, talent management, book closures and help onboard seamless integration of new entities. This will require undertaking large-scale business process transformation with underlying agile cloud-led technologies to equip various personas, including the project manager, with better insights for informed decision making.

The project commenced by implementing a global blueprint to addresses challenges around unique industry-specific business processes, providing for a robust business architecture and delivering intuitive user experiences for all key stakeholders. Oracle ERP cloud was chosen as the underlying cloud platform with bolt-on extensions and intelligent automation to support insights-led business redesign. The solution drew support from a strong automation, and embedded analytics backbone to deliver a unified system with deep visibility and control.

WSP, in partnership with Infosys, has completed the first deployment in Canada, one of the key regions. Plans are now afoot to implement in the US, UK and ultimately all global regions. This will enable WSP to continue to drive strong project management with trackable schedule and budget adherence, streamlined flow of talent, effective management of the sales pipeline, optimized pricing techniques along with excellent risk management and controls.

"From improving planning, to impacting operational efficiency and personnel training, insights-driven digital transformation is key to our strategy to smoothly solve complex engineering challenges. This also offers a way to continuously improve and prepare for a wide range of business scenarios. We are glad to have Infosys partner with us in these endeavors."

Chadi Habib
Chief Technology Officer and Head of Business Solutions, WSP


Infosys
topaz
ACCELERATING THE AI-FIRST
JOURNEY FOR YOUR ENTERPRISE

DRIVING RESPONSIBLE BY DESIGN OPERATIONS

MS AMLIN: INSIGHTS TO NAVIGATE FROM RISK MANAGEMENT TO STRATEGIC RESILIENCE

Organizations in the insurance industry have recently been severely targeted by threat actors due to the huge volume of personally identifiable information and sensitive customer financial data. To date, more than 100 million users have had their personally identifiable information compromised in this sector, making cybersecurity an utmost priority.

MS Amlin is a leading insurer and reinsurer and is part of the global top-10 insurance group MS&AD, with three main legal entities' operating in the Lloyd's, UK, Continental European and Bermudian markets. With a 300-year record, MS Amlin delivers quality service for businesses facing the most complex and demanding risks. Their areas of operation are mostly property & casualty, marine and reinsurance markets.

MS Amlin has chosen Infosys as their cybersecurity service provider to ensure comprehensive security services powered by cognitive next-gen security operations.

Infosys offers enterprise-wide security controls to secure MS Amlin's IT estate, including identity protection, network security, workplace and workload security, vulnerability management and governance, along with risk and compliance management. The platform-centric approach for security tools and controls are embedded with cognitive AI-modeled use cases and playbooks for advanced threat detection and response.

Identity is now a crucial aspect of cybersecurity; if compromised, it can trigger many lethal server attacks. Infosys has, for MS Amlin, mitigated the risk of identify management by implementing SSO – single sign-on and reconciliation of privileged accounts. Infosys has also helped implement multi-factor authentication and privilege access management with industry-leading and best-of-breed products and solutions.

Network detection and response has also been operationalized for MS Amlin to get deep and detailed insights on the anomalies in their environment.

Working in collaboration with MS Amlin, Infosys has been able to protect the business from evolving threats and elevate their security posture.

"Modern enterprises, with their digital footprint growing beyond traditional perimeters, are becoming soft targets for cybersecurity attacks. To be risk-resilient, enterprises must embed security by design and embrace next-gen cognitive threat management solutions. MS Amlin and Infosys Cybersecurity are working collaboratively to establish next-gen security operations for threat monitoring and incident response orchestration based on AI hypothesis."

Andy Hodgson
CISO, MS Amlin


Infosys
Infosys

Contents

For an interactive digital experience of the report, visit:
https://www.infosys.com/content/dam/infosys-web/en/investors/reports-filings/annual-report/annual/documents/integrated-annual-report2022-23/index.html

About this report

An introduction to the report

Infosys adopted the Global Reporting Initiative (GRI) principles to disclose performance on non-financial aspects of the business 15 years ago and became the first IT company to publish sustainability performance in accordance with the GRI G4 (comprehensive) criteria in 2014.

This is the second Integrated Annual Report of Infosys Limited. Our Integrated Annual Report provides a comprehensive overview of our company's performance and progress over the past year. It includes quantitative and qualitative disclosures on material topics, such as financial performance, environmental sustainability, social responsibility, and our relationship with our stakeholders. It also describes our strategy, leadership commitment and culture that celebrates people, performance and purpose.

The Infosys Integrated Annual Report 2022-23 has been prepared in accordance with the International Integrated Reporting Framework, developed by the International Integrated Reporting Council (IIRC), the GRI Standard and SASB Standard. This report also includes the Business Responsibility and Sustainability Report (BRSR), prepared in accordance with the guidelines issued by the Securities and Exchange Board of India (SEBI). We have also mapped our contribution to the Sustainable Development Goals (SDGs) through the Infosys ESG Vision and ambitions.

The financial and statutory data disclosed in the statutory sections of this report meet the requirements of the Companies Act, 2013 (including the rules made thereunder) and applicable SEBI Regulations.

Auditors' reports

The Auditors' Report for fiscal 2023 from Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/ W-100018) does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2023 from Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*.

Independent assurance

Select non-financial sustainability disclosures in this Integrated Annual Report are verified by KPMG Assurance and Consulting Services LLP. The Independent Assurance Statement for our BRSR disclosures is available as part of this Integrated Annual Report.

Management's review

This Integrated Annual Report has been reviewed and approved, for publication, by the Management of the Company.

Feedback

Share your feedback about the report to investors@infosys.com

Our capitals

The capitals, as described below, provide a holistic perspective of how short, medium and long-term value is created and preserved at Infosys. The capitals are simultaneously inter-dependent and mutually beneficial as they create synergy across the organization. Our strategy and ESG framework help to channel all inputs through the capitals to manifest into the most impactful outputs and outcomes for all stakeholders.



Financial Capital

We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth and profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position.



Human Capital

Nurturing talent for the future is essential for our continued success. Our 5C model for Engagement – Connect, Collaborate, Celebrate, Care, and Culture, is designed to strengthen and reinforce our culture so that it is experienced uniformly and positively by employees – remote or in office. We have long-established paths for employee upskilling and reskilling, and our efforts have been well rewarded, providing value to our people and us.



Intellectual Capital

Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. With iCETS, the Living Labs, and the Infosys Innovation Network, we have a broad portfolio of solutions across industry segments. The Infosys Prize and Aarohan Social Innovation awards recognize outstanding achievements by researchers and scholars and provide a platform for innovators and social entrepreneurs, respectively.



Natural Capital

Climate action has been a key focus area for our Natural Capital. We have been at the forefront of the ESG movement and became carbon-neutral in 2020 – 30 years ahead of the timeline set by the Paris Agreement. Today, we incorporate environmental considerations into everything that we do, as we power the journey towards a sustainable world for all.



Manufactured Capital

As strong advocates of environmental stewardship extending beyond our boundaries, our Manufactured Capital includes our energy efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. With the highest-rated green buildings on our campuses and investments in collaborative tech infrastructure, we offer productive, safe and healthy workplaces for employees, clients and contractors.



Social and Relationship Capital

Our Social and Relationship Capital guides us as we bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses to prepare for the digital era, we are helping our clients drive transformation and sustain gain from their large-scale business transformation efforts. Our Foundations focus on CSR efforts globally across the domains of education, healthcare, women empowerment, sustainability, rural development, art and culture, and disaster relief. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all.

About Infosys


Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in more than 56 countries to navigate their digital transformation.

With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Established in 1981, from a capital of US$250, we have grown to become a company with a market capitalization of approximately US$72.35 billion.

In our journey of over 40 years, we have catalyzed India's transformation into the global destination for software services talent. We pioneered the Global Delivery Model and became the first IT company from India to be listed on NASDAQ.

Even as Infosys first turned carbon neutral in 2020 – 30 years ahead of the 2050 timeline set by the Paris Agreement, we articulated our ESG Vision 2030, stating our commitment to shape and share solutions that serve the development of businesses and communities. This reaffirms our long-standing commitments focused across core areas including climate change, technology for good, diversity and inclusion, energizing local communities, ethics and transparency, data privacy and information management.

3,43,234
Employees

1,872
Active clients

₹1,46,767 cr
Total revenues in fiscal 2023

Our Purpose

To amplify human potential and create the next opportunity for people, businesses and communities

Our Values

Our Company's Code of Conduct stands on the strong foundation set by our values, encapsulated in the acronym C-LIFE.

Client value

To surpass client expectations consistently

Leadership by example

To set standards in our business and transactions and be an exemplar for the industry and ourselves

Integrity and transparency

To be ethical, sincere and open in all our transactions

Fairness

To be objective and transaction-oriented, and thereby earn trust and respect

Excellence

To strive relentlessly, constantly improve ourselves, our teams, our services and products to become the best

Corporate overview

Global presence*


Canada
USA
Mexico
Costa Rica
Puerto Rico
Peru
Brazil
Chile
Argentina
Finland
Sweden
Latvia
Lithuania
Czech Republic
Poland
Austria
Croatia
Romania
Armenia
Qatar
Saudi Arabia
UAE
Israel
Turkey
Norway
Denmark
Netherlands
UK
Ireland
Belgium
Luxembourg
Germany
France
Portugal
Liechtenstein
Malta
Italy
Hungary
Slovakia
Switzerland
Serbia
Bulgaria
Spain
South Africa
Mauritius
India
China
Japan
South Korea
Taiwan
Hong Kong
Philippines
Malaysia
Singapore
Australia
New Zealand
Countries where we operate

Revenue by geography

Regions	2022-23
North America	61.8%
Europe	25.7%
Rest of the World	9.9%
India	2.6%

274
No. of offices

56
No. of countries

Infosys began its operations in a small apartment office in Pune, India, in 1981. Today, we have offices across six continents.

For details of our global locations, visit https://www.infosys.com/investors/reports-filings/documents/global-presence2023.pdf

*as of May 29, 2023

The Infosys Board of Directors

Note: The Board and Committee composition is as of March 31, 2023.



Nandan M. Nilekani
Chairman



Salil Parekh
Chief Executive Officer and Managing Director



D. Sundaram
Lead Independent Director

Chairperson
Nomination and Remuneration Committee
Risk Management Committee

Member
Audit Committee
Stakeholders Relationship Committee
Cybersecurity Risk Sub-committee



Michael Gibbs
Independent Director

Chairperson
Stakeholders Relationship Committee
Cybersecurity Risk Sub-committee

Member
Audit Committee
Nomination and Remuneration Committee
Risk Management Committee



Bobby Parikh
Independent Director

Chairperson
Audit Committee

Member
Risk Management Committee
Stakeholders Relationship Committee



Chitra Nayak
Independent Director

Chairperson
Environmental, Social and Governance Committee

Member
Corporate Social Responsibility Committee
Risk Management Committee
Stakeholders Relationship Committee



Govind Iyer
Independent Director

Chairperson
Corporate Social Responsibility Committee

Member
Nomination and Remuneration Committee
Environmental, Social and Governance Committee
Risk Management Committee
Cybersecurity Risk Sub-committee


Fall in love with
the problem
not the

Uri Levine
Independent Director*

Member
Corporate Social Responsibility Committee
Environmental, Social and Governance Committee
Risk Management Committee
Cybersecurity Risk Sub-committee

* Retired on April 19, 2023



Nandan M. Nilekani
Chairman and Non-Executive and Non-Independent Director (Promoter)

Age: 67
Nationality: Indian

Date of appointment
August 24, 2017

Tenure on Board
5.6 years

Term ending date
NA

Shareholding
4,07,83,162 shares (0.98%)

Board memberships – Indian listed companies
Infosys Limited: Non-Executive and Non-Independent Director

Committee details (1)(2)
Member: Nil
Chairperson: Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at: https://www.infosys.com/about/management-profiles/nandan-nilekani.html



Salil Parekh
Chief Executive Officer and Managing Director

Age: 58
Nationality: Indian

Date of appointment
January 02, 2018

Date of reappointment
July 01, 2022

Tenure on Board
5.2 years

Term ending date
March 31, 2027

Shareholding
7,86,658 shares (0.02%)

Board memberships – Indian listed companies
Infosys Limited: Executive Director

Committee details (1)(2)
Member: Nil
Chairperson: Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at: https://www.infosys.com/about/management-profiles/salil-parekh.html

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations"), membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2023.



D. Sundaram
Lead Independent Director

Age: 70
Nationality: Indian

Date of appointment
July 14, 2017

Date of reappointment
July 14, 2022

Tenure on Board
5.7 years

Term ending date
July 13, 2027

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Crompton Greaves Consumer Electricals Limited: Independent Director
GlaxoSmithKline Pharmaceuticals Limited: Independent Director

Committee details (1)(2)
Member: 5
Chairperson: 2

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at: https://www.infosys.com/about/management-profiles/d-sundaram.html



Michael Gibbs
Independent Director

Age: 65
Nationality: American

Date of appointment
July 13, 2018

Date of reappointment
July 13, 2021

Tenure on Board
4.7 years

Term ending date
July 12, 2026

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Committee details (1)(2)
Member: 2
Chairperson: 1

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at: https://www.infosys.com/about/management-profiles/michael-gibbs.html

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations"), membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2023.



Bobby Parikh
Independent Director

Age: 59
Nationality: Indian

Date of appointment
July 15, 2020

Tenure on Board
2.7 years

Term ending date
July 14, 2023

Shareholding
6,887 shares (0.00%)

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Biocon Limited: Independent Director
Indostar Capital Finance Limited: Independent Director

Committee details [(1)(2)]
Member: 7
Chairperson: 4

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at: https://www.infosys.com/about/management-profiles/bobby-parikh.html



Chitra Nayak
Independent Director

Age: 60
Nationality: American

Date of appointment
March 25, 2021

Tenure on Board
2 years

Term ending date
March 24, 2024

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Committee details [(1)(2)]
Member: 1
Chairperson: Nil

Areas of expertise
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at: https://www.infosys.com/about/management-profiles/chitra-nayak.html

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations"), membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2023.



Govind Iyer
Independent Director

Age: 60
Nationality: Indian

Date of appointment
January 12, 2023

Tenure on Board
0.2 years

Term ending date
January 11, 2028

Shareholding
991 shares (0.00%)

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Committee details [(1)(2)]
Member: Nil
Chairperson: Nil

Areas of expertise
- Diversity
- Global business
- Leadership
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management

Read full profile at: https://www.infosys.com/about/management-profiles/govind-iyer.html



Uri Levine
Independent Director

Age: 58
Nationality: Israeli

Date of appointment
April 20, 2020

Tenure on Board
2.9 years

Term ending date
April 19, 2023

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Committee details [(1)(2)]
Member: Nil
Chairperson: Nil

Areas of expertise
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at: https://www.infosys.com/campaigns/profile-uri-levine.html

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations"), membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2023.

The Infosys leadership team*



Salil Parekh
Chief Executive Officer and Managing Director



Nilanjan Roy
Chief Financial Officer



Anand Swaminathan
Segment Head – Communication, Media and Technology



Anant Raghavendra Adya
Group Practice Engagement Manager – Cloud Services



Anantharaman Radhakrishnan
Chief Executive Officer & Managing Director – IBPM



Andrew Groth
Industry Head – Financial Services, Healthcare, Insurance and Life Sciences



Anup Kapoor
Global Head Operations – IBPM



Arun Kumar H.R.
Head – Business Strategy, Planning and Operations



Ashiss Kumar Dash
Segment Head – Energy, Utilities, Resources and Services



Balakrishna D.R.
Service Offering Head – Energy, Utilities, Communications, Resources & Services, AI and Automation



Deepak Bhalla
Chief Risk Officer & Global Head – Business Finance and Operations Planning



Dennis Kantilal Gada
Industry Head, Financial Services



Dinesh R.
Co-Head of Delivery, Infosys



Hemant Lamba
Head – Strategic Global Sourcing



Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer



Jasmeet Singh
Segment Head – Manufacturing



Jayesh Sanghrajka
Deputy Chief Financial Officer



Karmesh Gul Vaswani
Segment Head – CPG, Logistics & Retail



Martha King
Chief Client Officer



Mohammed Rafee Tarafdar
Chief Technology Officer, Global Delivery



Narsimha Rao Mannepalli
Co-Head of Delivery, Infosys



Rajeev Ranjan
Service Offering Head – Manufacturing, India & Japan Business Units



Rajesh Varrier
Service Offering Head and Head – Americas Operations



Richard Lobo
Head, HR – Infosys Limited



Ruchir Budhwar
Industry Head, Manufacturing



Satish H.C.
Co-Head of Delivery, Infosys



Shaji Mathew
Group Head – Human Resources



Sumit Virmani
Chief Marketing Officer



Sunil Kumar Dhareshwar
Global Head – Corporate Accounting & Taxation and Group Head – Facilities, Infrastructure and Security



Umashankar Lakshmipathy
Group Practice Engagement Manager, Cloud and Infrastructure Services

*List as of May 29, 2023

Business highlights



Infosys achieved industry-leading revenue growth of 15.4% with healthy operating margin of 21.0% for fiscal 2023. Our ESG Vision 2030 and ambitions continue to drive value for all our stakeholders.

Revenues
₹1,46,767cr
20.7% growth Y-o-Y
15.4% CC growth Y-o-Y

Digital revenues
(as a % of total revenue)
62.2%
25.6% CC growth Y-o-Y


Infosys

Operating margin
21.0%
Robust operating margin

Basic earnings per share
(par value of ₹ 5 each)
57.63
9.7% growth Y-o-Y

Consolidated cash and investments[2]
₹31,286cr
Continue to main strong liquidity position

Dividend per share (in ₹)
34.0
9.7% growth Y-o-Y

Buyback completed
₹9,300cr
at an average price of ₹ 1,539.06

Return on equity
31.2%
Improved by 2.1% over the last fiscal

Free cash[1]
₹20,443cr
FCF conversion at 84.8% of net profit

Large deal TCV
(Total contract value in US$ billion)
$9.8b
Sustained momentum in large deal wins continues

Number of US$ 50 million + clients
75
Strong client metrics with increase of 11 clients Y-o-Y



Tech for Good
114mn +
Lives empowered via our Tech for Good solutions in e-governance, education and healthcare

Women employees
39.4%
Steady progress towards gender diversity goals

Carbon offset programs
2,40,000+
Rural families continue to benefit

WINGSPAN
lex Learning Amplified
Infosys | Springboard

Digital skilling
8.5mn
People are a part of our digital skilling initiatives

Carbon neutrality
Carbon neutral for 4 years in a row
Scope 1, 2 and 3 emissions



~50,000
Fresh graduates hired globally

Note:
(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.
(2) Comprise cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, and others.

Key trends

In ₹ crore, except per equity share data	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
Revenues[1]	1,46,767	1,21,641	1,00,472	90,791	82,675
Net profit[1][2]	24,095	22,110	19,351	16,594	15,404
Basic earnings per share (in ₹)[1]	57.63	52.52	45.61	38.97	35.44
Market capitalization	5,92,394	8,02,162	5,82,880	2,73,214	3,24,448

In US$ million, except per equity share data	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
Revenues[1]	18,212	16,311	13,561	12,780	11,799
Net profit[1][2]	2,981	2,963	2,613	2,331	2,199
Basic earnings per share (in ₹)[1]	0.71	0.70	0.62	0.55	0.51
Market capitalization	72,351	104,706	79,760	34,966	47,614

Notes:
(1) Based on IFRS consolidated financial statements
(2) Attributable to owners of the Company

Chairman's message

Navigating uncertainty

If there is one overriding theme that defines our current world, it is that it is suffused with uncertainty. The placid and the predictable are behind us as each new day brings new inputs and new events that derail the carefully-crafted models we have constructed of the world around us. The cocktail of inflation, interest rates, geopolitics, war, demand volatility, supply chain dislocations, the shift from efficiency to resilience and security, all stirring quickly and without warning, is what's before us. In any week, we may oscillate from caution to optimism and back to caution based on the news of the day.

Such times of intense uncertainty, great short-term pressure, and crunched resources require that companies must become better, more efficient in their ability to be resilient in the present while also securing their future growth. This is easier said than done. The extreme volatility that surrounds us creates so many probable future states, that it simply isn't prudent for businesses to plan to succeed in any one anticipated future scenario. Instead, we need to develop the flexibility to be able to avoid limiting choices, reduce concentration risk, quickly adapt, and learn to thrive in any new reality.

The era of optionality is upon us.

Optionality can take various forms. In our IT infrastructure, it is the ability to dynamically reconfigure the way we work – remotely, in office or hybrid. In the area of talent, it is about building and deploying agile learning platforms so that our people can hone their skill sets to match new demand and new technologies. It is about having a digital-first and AI-first business architecture which can be constantly configured. It is finding the right balance between retaining the core of a company and working with partners on others. Optionality must be ingrained in strategy and execution.

Our CEO, Salil Parekh, and his global leadership team, realized early on the value that advanced digital technologies like AI and cloud, and more recently, generative AI, can bring to imagine and execute for multiple options in the future. They came together as *One Infosys* to orchestrate teams that lead the charge to continually transform Infosys into an organization that truly realizes human-machine synergies, from fundamentally rethinking organizational design to segmenting cognitive tasks to get the right balance between people, technology, and process. Today, Infosys is steadily progressing towards a future where we don't just solve immediate business problems, but continually innovate and architect for challenges that may emerge in the future. We build it for ourselves first, and then, deeply rooted in our own experience, take it widely to our clients.

The awesome possibilities of generative AI, we know from our own journey to becoming an AI-first enterprise, is not without its risks. The problems of AI hallucination, systemic biases, lack of explainability along with plenty of practical, ethical and intellectual property-related issues remain open and up for debate. We also know, from our experience, that the path to scaling AI enterprise-wide is non-linear. Often, organizations, seeking to mine value from data and AI models, successfully undertake pilots but fail to factor in what it will take to scale value across the whole enterprise. As demands increase, data volumes grow, and complexity rises, companies find themselves unable to surmount the associated challenges and start to question the path to value. Navigating to value-at-scale from AI and retaining the larger strategic vision while breaking down the tasks into sequential small wins, is not always intuitive or simple. With our AI-first strategy, Infosys is guided by that road map. We are also bringing to our global clients the ability to accelerate business value and amplify human potential using AI technologies with Infosys Topaz™.

The digital transformation of every industry and every business, over the last several years, has laid the foundation to create optionality as we navigate the way forward. Our clients have always trusted us to assist them not only to make the right digital investments but to safeguard these investments for their future. Today, we are excited by the opportunity and humbled by the responsibility we have to enable them to bring all their digital capabilities together to execute quickly and effectively for now, while developing multiple options to amplify their competitive advantage and market leadership in an uncertain future. Our client relevance has never been so compelling, our investment in employees as continuous and consistent, and our purpose so keen. We are ready to co-create with our clients and our entire ecosystem a flexible future that puts people first and benefits the broader society even as it propels business forward. After all, like many have said, *imagination is our invisible power to create all things. Our future can be as bright as we imagine it to be.*

Bengaluru
May 29, 2023

Nandan M. Nilekani
Chairman



Nandan M. Nilekani
Chairman

Performance overview

Letter to the Shareholder

Dear shareholder,

Financial year 2023 was a strong year for our business.

In FY23, we saw growth of over 15%, operating margins of 21%, and free cash flow of US$2.5 billion. Our attrition reduced for each quarter of the year.

With the changing economic environment, we positioned our Company to work with clients for their digital transformation as well as their cost efficiency and automation programs, enabling us to support them in two critical areas of interest.

We have developed a strong set of capabilities in generative artificial intelligence to enhance how we enable our clients to derive value. These capabilities are available to all our clients in the form of Infosys Topaz™.

Our Cobalt capabilities for the cloud continue to resonate with our clients. Our platforms, including Finacle for banks, McCamish for insurance, Equinox for commerce, and Helix for healthcare, are creating strong impact with clients.

During the year, we were recognized by Brand Finance among the top three most valuable IT services brands globally.

We continue to deepen our engagement with our clients. The number of clients with over US$100 million in revenue for the year was at 40. The number of clients with over US$50 million in revenue for the year was at 75. Our large deal intensity was strong during the year. We had 95 large deals with a value of US$9.8 billion in the year. We see our One Infosys approach helping support our clients by bringing all our capabilities and the strength of our entire employee-base to work for their benefit.

We recruited over 50,000 college graduates in the year and ended the year with over 3,40,000 employees. At the end of the year, 39% of our employees were women.

Our learning ecosystem enabled over 5.5 million learning days for our employees during the year.

Last year we returned US$3.1 billion to our shareholders – US$1.7 billion as dividend and US$1.4 billion through our share buyback program.

At the end of the financial year, we were the leading company among our peers in total shareholder return over the past five years.

We remain committed to the communities we live and operate in. With the work of Infosys Foundation, we support a variety of social causes, including creating positive impact in healthcare, education, sustainability, and women empowerment. Our Infosys Springboard initiative continues to help build digital skills by providing free learning programs to millions of people around the world.

In the past few quarters, we have seen the global economy dealing with inflation, interest rate increases, and changes in demand environment for companies in various industries. Our strength in digital, cloud, and in automation, along with cost efficiency capabilities have held us in good stead. These will continue to be critical in the evolving economic environment.

As I look ahead, given the trust of our clients, the dedication of our employees, the strength of our capabilities, our One Infosys approach, and the guidance of our Board, I remain confident of our ability to serve our clients and continue to create impact for them.

With my warmest regards,

Sd/-

Bengaluru
May 29, 2023

Salil Parekh
Chief Executive Officer and Managing Director



Salil Parekh
Chief Executive Officer and Managing Director

Awards and recognitions



ESG

Recognized as a **constituent of the Dow Jones Sustainability World Index** for 2022

Secured a place in **CDP's annual 'A List'** for leadership in corporate transparency and performance on climate change

Recognized as one of the **2023 World's Most Ethical Companies®** by Ethisphere


Governance Score
Expect

Recognized in the **LEADERSHIP** category in the **Indian Corporate Governance Scorecard** Assessment by Institutional Investor Advisory Services (IiAS) for the seventh year in a row

Honored at the Asset ESG Corporate Awards 2022 with a **'Platinum Award for excellence in ESG'**, 'Best Investor Relations Team', 'Best initiative in Diversity and Inclusion', and 'Best initiative in Environmental Responsibility'

Awarded HFS OneOffice™ Award in the **Sustainability** category

Recognized as a leader in Everest – **Sustainability Enablement Technology Services** PEAK Matrix® Assessment

Ranked as a leader in HFS Top 10: **Sustainability Services**, 2022

Infosys BPM won the **Best CSR Impact** Award at the Corporate Social Responsibility Summit & Awards 2023 by UBS Forum

Recognized as a **top ESG performer in 2023** by **Sustainalytics**

Infosys topped the charts in the CRISIL ESG Leadership Rankings and was featured in the CRISIL Sustainability Yearbook, 2022 for the second consecutive year

Secured an **'AA' rating on MSCI** ESG Assessment

Recognized by **EcoVadis with a Gold medal** for the seventh year in a row

Won the **Economic Times Best Organizations for Women** Award 2023

Business

Ranked in the **Top 3 IT Services Brands in the world and among the Top 150 Most Valued Brands** by Brand Finance Global 500 2023 report

Won the **'Most Outstanding Company in India – IT Services Sector'** in Asia's Outstanding Companies Poll 2022 by Asiamoney

Won the **Gold Award** at the Brandon Hall Group Excellence in Technology Awards

Recognized as a **Top Employer in 22 countries** across Europe, Middle East, Asia Pacific, and North America for best-in-class HR practices and processes

Won the **FE CFO Awards 2023** in the Large Enterprises - Servicing Sector category.

Won Treasury Today **Asia's Top Treasury Team 2022** award at the Adam Smith Awards Asia 2022

Named in AVTAR **Top 10 Best Companies for Women in India** list in 2022

Recognized among Kantar's global **100 most valuable brands** in 2022

Recognized as **UK's Best Workplaces™ in Tech** 2022 by Great Place to Work®

Recognized among **Mexico's Best HR leaders** of 2022 by Great Place to Work®

Recognized as a **Global Top Employer** 2023 by the Top Employers Institute for the 3rd consecutive year

Recognized as **one of the "Most Honored" companies**, receiving multiple awards at the 2022 All-Asia Executive Team Rankings from Institutional Investor

Infosys InStep Ranked as the **'Best Internship Program'** in the 2023 Vault Firsthand Rankings

Infosys rated as **"Most Noteworthy" Company** by DiversityInc, USA

Recognized amongst **India's Best Workplaces™ for Women** 2022 by Great Place to Work®

Won the **ICAI Sustainability Reporting Awards** 2021-22 for Gender Equality

Infosys recognized as the **Champion of Inclusion** in the Most Inclusive Companies Index (MICI) and featured in the "100 Best – Hall of Fame" by Avtar & Seramount, 2022

Infosys received the **Great Place to Work**® Certification across five regions including India, Australia, United Kingdom, Germany, USA, Canada and Mexico. Infosys BPM received the Great Place to Work® Certification in the Philippines

Positioned as a **leader** in HFS Top 10: Capital Markets Services, 2022

Awarded HFS **OneOffice™ Award** in the Innovation Ecosystem category

Recognized as **'GSI Innovation Partner of the Year 2022'** at Snowflake Summit

Winner of the 2022 **Microsoft Security Modern Endpoint Management Partner of the Year** Award

Recognized as the **Top Service Provider Across Nordics** in the Whitelane Research and PA Consulting IT Sourcing Study 2023



Infosys BPM won in the **International Project of the Year** category with Telefonica UK, at the Global Sourcing Association (GSA) UK Awards 2022


mea
momentum itsma
Infosys

Infosys won the 2022 **Marketing Excellence Gold Award** from Information Technology Services Marketing Association (ITSMA) for Infosys Cobalt

Infosys, along with client Lanxess recognized as a winner in the **"Workplace of the Future"** category in 2022 ISG Paragon Awards™ EMEA

EdgeVerve named "**Innovator" in the Computer Vision Category** at the 2022 NASSCOM AI Game Changer Award


Congratulations
Axis Bank
BEST RETAIL BANK
INDIA
WINNER
2023

Infosys Finacle won the **'Best Core Banking System Initiative** in partnership with Bank Raya' and **'Best Retail Bank** in partnership with Axis Bank' at the Retail Banker International Asia Trail blazer Awards 2023


gsa
GLOBAL SOURCING ASSOCIATION
GSA UK Awards 2022
Telecommunication Project of the Year

Infosys BPM announced as a winner in the **Telecommunications Project of the Year** category with BT-EE, at the Global Sourcing Association (GSA) UK Awards 2022


Linked in
TOP
2022
COMPANIES
India

Infosys ranked among the Top 5 employers in India for the second year in a row, recognized for industry leading employee practices by LinkedIn Top Companies 2022

Infosys Finacle positioned as a **Leader** in The Everest Group PEAK Matrix® for Wealth Management Products Provider 2023 report

EdgeVerve awarded the Gold GLOBEE Awards for **Disruptor Company of the Year** in Automation and Productivity



Infosys BPM and Rio Tinto won the SSON North America Impact Award 2023, in the **Business Resiliency** category

Infosys BPM recognized as:

- Leader & Star Performer in Everest Group Capital Markets Operations PEAK Matrix® Assessment 2023
- Leader in Everest Group Marketing Services PEAK Matrix® Assessment 2023
- Leader in the NelsonHall Financial Services Cloud, SaaS & BPaaS NEAT 2023
- Leader and Star Performer in Everest Group's Finance and Accounting Outsourcing (FAO) PEAK Matrix® Assessment
- LEADER in Nelson Hall NEAT: Supply Chain Transformation 2022
- LEADER in Everest Group Financial Crime & Compliance Operations – Services PEAK Matrix® Assessment 2022
- Leader in the 2022 Gartner® Magic Quadrant™ for Finance and Accounting Business Process Outsourcing

Infosys recognized as a leader in Forrester Wave™

- Cloud Migration and Managed Service Partners in Asia Pacific, Q4 2022
- Multicloud-Managed Services Providers, Q1 2023

Infosys positioned as a leader in the 2022 Gartner® Magic Quadrant™ for

- Oracle Cloud Applications Services, Worldwide
- SAP S/4HANA Application Services, Worldwide
- IT Services for Communications Service Providers, Worldwide

Infosys recognized as a leader in ISG Provider Lens™

- ServiceNow Ecosystem Partners in U.S. and Australia 2022 Quadrant Report
- Power & Utilities Industry - Services and Solutions 2022 study in the US
- Digital Business Enablement and ESG Services in US, UK, Nordics, Germany, Australia and Brazil
- Next-Gen ADM Services 2022 ISG Provider lens™ study in US

Infosys positioned as a leader in NelsonHall's

- End-to-End Cloud Infrastructure Management Services 2022
- Supply Chain Transformation 2022
- Mortgage & Loan Services 2022
- Financial Services Cloud NEAT, BPaas NEAT, and SaaS NEAT 2023

Infosys ranked as a leader in HFS Horizons:

- Cloud Native Transformation, 2022
- The Best Service Providers for Retail Banking, 2023
- Digital Engineering Service Providers, 2023
- Metaverse Services Providers 2023

Infosys ranked as a leader in Constellation ShortList™

- Blockchain Technology Services
- Campaign to Commerce: Best-of-Breed Commerce Platforms
- Digital Transformation Services (DTX): Global
- Public Cloud Transformation Services: Global
- AI-Driven Cognitive Applications
- Customer Experience (CX) Operations Services: Global
- Metaverse Design and Services
- Innovation Services and Engineering
- Learning Marketplaces
- Microsoft End-to-End Service Providers

Infosys positioned as a leader in Avasant's RadarView™ assessments in

- Salesforce Services 2022
- Internet of Things Services 2022
- Cybersecurity Services 2022
- Applied AI and Advanced Analytics Services 2022
- Digital Master's 2022

- Freight and Logistics Digital Services 2022-23
- Life Sciences Digital services 2022-23
- Utilities Digital Services 2022–2023
- Manufacturing Digital Services 2022–2023
- CPG Digital Services 2022-23
- Hybrid Enterprise Cloud Services 2022-2023

Infosys ranked as a leader in the IDC MarketScape's Vendor Assessments in

- Worldwide Cloud Professional Services
- Worldwide Intelligent Automation Services
- Worldwide SAP Implementation Services 2022
- Asia/Pacific SAP Implementation Services 2022
- Asia/Pacific Salesforce Implementation Services 2022
- Worldwide Manufacturing Service Life-Cycle Management Strategic Consulting 2022
- EMEA Service Providers for Energy Transition and New Business Models for Oil and Gas Companies 2022
- EMEA Industrial Internet of Things Service Providers for Oil and Gas Companies 2022
- Worldwide Manufacturing Intelligence Transformation 2023
- Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2023
- Worldwide Professional Services Firms for Mining Operational Process Optimization 2023
- Asia/Pacific Intelligent Digital Workplace Services 2023

Recognized as a leader in Everest's PEAK Matrix Assessment in

- Data and Analytics (D&A) Services 2022
- Healthcare Payer Digital Services 2022
- Oracle Cloud Applications (OCA) Services for Europe
- System Integration (SI) Capabilities on Amazon Web Services (AWS) 2022
- ServiceNow Services 2022
- System Integration (SI) Capabilities on Microsoft Azure 2022
- Software Product Engineering Services 2023
- System Integration (SI) Capabilities on Google Cloud Platform (GCP) 2022
- Workplace Communication and Collaboration (WCC) Services 2023
- Application and Digital Services (ADS) in Property & Casualty (P&C) Insurance 2023
- Risk and Compliance in BFS IT Services 2023
- Application and Digital Services (ADS) in Life and Annuity (L&A) Insurance 2023
- Advanced Analytics and Insights (AA&I) Services 2023
- Digital Transformation Consulting Services 2023

Our business context

Technology is transforming businesses in every industry around the world in a profound and fundamental way. In fiscal 2023, we saw emerging technologies, like generative AI, 5G, Low Code No Code, shape the future of industries. Responsible business approaches, including embracing ESG, have gained traction. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services. Enterprises are leveraging models of the digital era to extend the value of existing investments and, in parallel, transform and future-proof their business. The need for professionals who are highly skilled in both traditional and digital technology areas are driving businesses to build strategic technology and IT partnerships to realize their transformation journeys.

We are also in the third wave of AI evolution. The first was driven by machine learning, the second by deep learning and the third by foundation models that will enable us to further fine-tune the necessities of specialized domains and tasks.

The future of the technology industry continues to be shaped by the following trends:

- Accelerated demand for IT services with digital going mainstream and growth pockets emerging in areas like cloud, AI, cybersecurity, IoT and immersive technologies
- Focus on cost takeouts to deal with the uncertain global environment
- Greater leverage of general-purpose AI technology
- Increase in enterprise spending on hybrid, multi-cloud led transformation
- Proliferation of tech natives and large enterprises responding by reinventing digital business models
- Intense competition for talent as enterprises embrace new ways of working amid scarcity of niche digital skills
- Focus on Environmental, Social and Governance (ESG) as a strategic theme for all enterprise stakeholders

Intense competition marks the delivery of traditional services in a rapidly changing marketplace, especially with the emergence of new players in niche technology areas. Infosys' industry expertise, end to-end service capability and digital solutions, ability to scale, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record are often cited as clear differentiators.

Responsibility and responsiveness

As an early proponent of responsible business, Infosys has incorporated ESG goals into the entirety of its operations. Infosys ESG Vision 2030 articulates the Company's ambitions to balance success as a business with unwavering focus on exemplary governance and responsiveness to the needs of stakeholders. Primary stakeholders include investors, customers, employees, suppliers, communities, government and regulatory bodies. The expectations of the Company's investors include sustainable business performance and good returns; customers want long-term business value and innovative solutions; employees are keen for opportunities to learn and grow, suppliers look forward to long-term relationships; communities seek improved lives, while governments and regulators expect good governance and legal compliance. Infosys continues to deliver value to all its stakeholders through prudent and responsible business decisions, services and operations.

During fiscal 2023, Infosys extended adoption of the integrated Enterprise Risk Management framework across the organization, strengthening its risk management program significantly. While the Company tracks several risks to its business, the top risks and mitigation, along with emerging risks, are available in the Risk management report.

Our solutions are classified as digital and core.

Digital

- Experience
- Accelerate
- Insight
- Assure
- Innovate

Infosys cobalt — Infosys Cobalt is a set of services, solutions, and platforms for enterprises to accelerate their cloud journey.

Infosys topaz — Infosys Topaz is an AI-first offering to accelerate business value for global enterprises using generative AI.

Core

- Application management services
- Infrastructure management services
- Proprietary application development services
- Traditional enterprise application implementation
- Independent validation solutions
- Support and integration services
- Product engineering and management
- Business process management

Digital accelerators

Infosys Metaverse Foundry — Infosys Metaverse Foundry eases and fast-tracks enterprises' exploration of the metaverse, including virtual and augmented environments, for their customers, workplace, products and operations.

Infosys Center for Emerging Technology Solutions — Infosys Center for Emerging Technology Solutions focuses on incubation of NextGen services and offerings by identifying and building technology capabilities to accelerate innovation.

Key products and platforms

Infosys Finacle | Infosys McCamish | Panaya | Infosys Meridian | Stater

Infosys equinox | Infosys Helix | Wingspan | edgeverve

Infosys Cyber Next | Infosys Applied AI | Infosys Live Enterprise Application Suite | Infosys Cortex

Strategy

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as "digitally enabled". The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1. **Scale agile digital**
2. **Energize the core**
3. **Reskill our people**
4. **Expand localization**

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions. Further, we have been able to successfully enable most of our employees worldwide to work remotely and securely – giving us the operational stability to deliver on client commitments and ensuring our own business continuity.

Over the last few years, we have executed on this strategy and generated significant outcomes.

Scale agile digital

Our revenue from digital technology related services and solutions has more than doubled in the last three years, and now comprises 62.2% of our total revenue. We are rated as a "leader" in 56 industry analyst ratings across our digital offerings. These outcomes are a result of investments we have made to expand our digital footprint via reskilling of our employees, targeted acquisitions, strong ecosystem partnerships, innovation experience centers across the world, intellectual property development, reconfiguring our workspaces for agile software development and enhancing our brand.

During the fiscal, we completed the acquisition of oddity to augment our human experience capabilities in Europe. Through our academia partnerships with Purdue, Trinity, RISD and eCornell, we have trained over 7,500 employees in niche digital skills.

Our Insight and data analytics services and solutions were further strengthened with our Infosys Applied AI solutions, coupled with the Infosys Data Workbench. Our AI platform, Infosys Applied AI, helps enterprises adopt a comprehensive approach to scaling enterprise-grade AI for their businesses. Our Core AI Engineering will focus on identifying, fine tuning and deploying models, API's and platforms in a responsible manner for building AI products.

Our Innovate-related services and solutions are boosted by workspaces that have been specifically redesigned for agile software development, teams reskilled in agile methodologies, certified scrum masters and capabilities in horizontal technologies such as 5G, autonomous tech, product engineering, internet of things and blockchain.

Our Accelerate-related services are aimed at rapidly transforming our clients' legacy technology landscapes and processes with digital technology. We invested in and built strong partnerships with cloud hyperscalers such as AWS, GCP and Microsoft Azure, and SaaS providers.

Infosys Equinox, our flagship digital commerce platform, is a set of core microservices encompassing all digital commerce scenarios to help enterprises rapidly build and deploy features across all touchpoints and channels, without the friction associated with legacy platforms.

Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation (RPA) solution providers, AI infrastructure players like Nvidia and niche AI players, powered by our best-in-class solutions, IPs and frameworks. We have automated over 50,000 processes for our clients and have over 12,000 ready use cases across industries.

Our Assure-related services, in software testing and cybersecurity, continued to grow with investments in Cyber Gaze, our cybersecurity dashboard and suite of applications.

Energize the core

Leveraging automation and AI, we are winning and executing several engagements for our clients to modernize their core legacy technology and process landscapes. We made significant investments in our "Live Enterprise" platform, including our Bot Factory of preconfigured automation bots and Live Enterprise Application Management Platform (LEAP), our platform for optimizing large scale application maintenance and reengineering.

In fiscal 2023, we won a total contract value of over US$ 9.8 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of remote working.

Reskill our people

Continuous learning and reskilling has always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and for enriching the expertise of our global workforce in next generation technologies and methodologies. We invested in, and scaled, our digital reskilling program globally. Our programs now also encompass latest courses on generative AI landscape.

Lex, our in-house developed, anytime-anywhere-learning platform, offers over 14,800 courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 3,25,000 of our employees use Lex and are spending approximately 3.3 million training days compared to 2.3 million in the last fiscal.

Our platforms are also being enhanced with generative AI aspects.

Expand localization

With the objective of creating differentiated talent pools and ecosystems in our markets, we made significant investments in expanding our local workforce in the United States, UK, Europe, Japan, China, Canada and Australia. We established innovation hubs, near-shore centers and digital design studios across geographies. Further, we expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2023, we recruited over 10,169 employees locally in our markets, of which 2,216 were fresh graduates.

Looking ahead, and to continue staying relevant to the emerging needs of our clients, we prioritize:

- Scaling our cloud capabilities, especially around cloud advisory, data on cloud, cloud security, SaaS, PaaS, IaaS and private cloud;
- Expanding capabilities in key digital technology areas such as AI, product engineering, cybersecurity and human experience;
- Strengthening our employee value proposition for the newer contexts of work and workplace;
- Running our operations in a cost-effective and agile manner, including increasing the levels of automation in our service delivery;
- Delivering on our ESG commitments, while at the same time enabling our clients to realize their sustainability goals.

Approaching value creation

Value creation model

Inputs

Financial Capital

₹75,407 cr Net assets

₹31,286 cr Consolidated cash and investments

Intellectual Capital

1,90,000 Employees trained in digital skills

40 Industry-leading products, solutions and platforms

248 Startups in our innovation ecosystem

Human Capital

3,43,234 Total no. of employees

16.31 Annual average training days per employee

₹1,585 cr Investments in employee well-being

Natural and Manufactured Capital

28.9 mn sq. ft. Highest rated green buildings

₹1,510 cr Capex spend on tech infrastructure

32 Climate change solutions

Social and Relationship Capital

₹517 cr Global CSR spends

1,872 Total no. of active clients

28 No. of nearshore / tier-2 locations

13 No. of carbon offset projects

Process and Strategy

Client offerings

- Digital
- Products
- Platforms
- Core solutions



Strategy
Scale agile digital
Expand localization
Energize the core
Reskill our people
Environment
Social
Governance
Our people and the strong culture of innovation

Go-to-market business units

- Hi-Tech
- Manufacturing
- Life Sciences and Healthcare
- Financial Services and Insurance
- Energy, Utilities, Resources and Services
- Communications, Telecom OEM and Media
- Retail, Consumer Packaged Goods and Logistics
- Public Services
- Others including segments of businesses in India, Japan and China

Outputs

Financial Capital

15.4% Constant currency revenue growth

9.7% Earnings per share growth

31.2% Return on equity

Outcomes:
- Profitable growth
- Sustained / long-term cash flow

Intellectual Capital

62.2% Digital revenues

25.6% Constant currency digital revenue growth

56 Digital leader ratings

290 Artifacts published by the Infosys Knowledge Institute (IKI)

27 Reports published by IKI

735 Patents in the portfolio

Outcomes:
- Diversified portfolio of solutions across industry segments
- Innovation partner to clients
- Partner of choice for social and environmental solutions for the community

Human Capital

~50,000 Fresh graduates hired globally

1,35,355 Women in the workforce (39.4%)

Outcomes:
- Top employer in 22 countries across Europe, Middle East, Asia Pacific, and North America.
- Best-in-class employee experience and learning
- Safe and inclusive workplaces

Natural and Manufactured Capital

4th Consecutive year of being carbon neutral across scope 1,2,3 emissions

49.92% Reduction in scope 1 and 2 emissions over the BAU scenario

>30% Client engagements include climate change solutions

Outcomes:
- Strong advocates of environmental stewardship extending beyond our boundaries
- Productive, safe and healthy workplaces for employees

Social and Relationship Capital

8.5 mn People enabled in digital skills

458 New client accounts

64,275 Employees in nearshore / tier-2 locations

2,40,000+ Rural families continue to benefit from our carbon offset projects

Outcomes:
- Positive impact on the communities in which we operate
- Trusted partner of choice for all stakeholder groups

Stakeholders

- Investors
- Clients
- Employees
- Suppliers
- Communities
- Government / Regulators

Delivering value
Financial Capital

We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth and profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position. Our stakeholders expect us to deliver long-term growth riding on a solid strategy and prudent business decisions. Our shareholders are looking for good returns on their investment and dividends, along with a steady buyback plan.

86% of free cash flow for fiscal 2020 to fiscal 2023 returned to shareholders in line with the Capital Allocation Policy.

Performance highlights

20.7%
Revenue growth

15.4%
CC Revenue growth

21.0%
Operating margin

9.7%
Dividend per share growth

31.2%
Return on equity (ROE)

9.7%
EPS growth

₹31,695 cr
Robust working capital

AAA rating
By CRISIL

Material topics

- Scale agile digital & Energize the core
- Shareholders returns
- High returns on equity

UN SDG mapping

Managing financial capital

Infosys has a high cash-generating business with access to capital markets across the world. Our strong credit rating allows us to raise debt at competitive rates in the future, if needed. The primary source of funds is cash from operations and income from short and long-term investments, among others.

Our primary sources of liquidity are cash and cash equivalents and the cash flow generated from our operations. We continue to remain debt-free, and we maintain adequate cash to meet our operational and strategic requirements and unforeseen events while also earning sufficient returns.

Our consolidated cash and investments include deposits in banks, investments in liquid mutual funds, fixed maturity plan securities, commercial paper, quoted bonds issued by government and semi-government organizations, non-convertible debentures and CDs or certificates of deposits – all such instruments issued by eligible financial institutions with high credit ratings.

We also build financial assets and create financial value by investing in the startup ecosystem. These investments enable us to access innovation, which together with our services and solutions, deliver benefits to our clients. Most often, our investments comprise minority equity positions in startup organizations and / or venture capital funds.

Details of these investments are available in the Financial Statements in this Integrated Annual Report.

Market capitalization


In ₹ crore
5,82,880
8,02,162
5,92,394
2021
2022
2023

Revenue growth


In %
10.7
21.1
20.7
2021
2022
2023

Basic earnings per share


In ₹
45.61
52.52
57.63
2021
2022
2023

Free cash flows


In ₹ crore
22,020
22,803
20,443
2021
2022
2023

Return on equity


In %
27.4
29.1
31.2
2021
2022
2023

Dividend per share


In ₹
27.0
31.0
34.0
2021
2022
2023

Shareholder value creation

We constantly endeavor to fulfill the expectations of our investors through responsible business decisions and governance. Integrity and transparency are top priorities in our relationship with our investors.

We are privileged to share a strong relationship with investors based on a deep understanding of their expectations and our commitment to creating value for them. Infosys has been delivering industry-leading revenue growth through prudent financial management and sound corporate governance – resulting in share value appreciation, leading to sustained value creation for investors. We maintain transparency in our disclosures and frequent communication with investors through channels such as quarterly post-result calls, analyst meets, the Annual General Meeting, and regular one-to-one and group interactions.

Delivering value through business strategy

Our market-oriented four-pronged strategy enables us to invest in expanding our global digital footprint. This helps Infosys to be recognized as a partner of choice for digital transformation and also increases our potential to attract larger total contract value (TCV) deals and clients. This enhances our ability to generate industry-leading growth and profitability, thus generating shareholder value.

Distribution of value created through Capital Allocation Policy

During the five-year period of fiscal 2020-24, Infosys expects to return approximately 85% of the free cash flows generated through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any.

Details of our Capital Allocation Policy are available at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Human Capital



Nurturing talent for the future is essential for our continued success. We have long established paths for employee upskilling and reskilling, and our efforts have been well-rewarded, providing value to our people and us. Our people expect the Company to provide them ample opportunities to learn and grow in their careers while enjoying work in safe workplaces, free of all discrimination and bias. Employee well-being and interaction with a large, diverse and multicultural workforce are added advantages.

Our 5C model for Engagement – Connect, Collaborate, Celebrate, Care, and Culture – is designed to strengthen and reinforce our culture so that it is experienced uniformly and positively by employees, remote or in office.

Performance highlights

3,43,234
Employees globally

1,357
Employees have voluntarily disclosed their disability

160+
Nationalities in the workforce

82%
Employee satisfaction score

1,90,000
Employees trained in digital skills

~50,000
Fresh graduates hired globally

Material topics

- Employee Value Proposition
- Employee health and wellness
- Diversity, Equity and Inclusion
- Energizing local communities

UN SDG mapping


3
4
5
8
10

Employee health and wellness

There is a stronger focus on individual and collective well-being in the hybrid work model. Employees who are comfortable and satisfied with work add to the productivity and success of the organization, while also leading happier and fulfilling lives.

Infosys' Health Assessment & Lifestyle Enrichment (HALE) program is a non-monetary employee benefit and has been recognized as the best internal brand with great recall and participation.

Our employee well-being rates reached an all-time high of 91% among employees across locations.

Employee satisfaction


73%
75%
82%
2021
2022
2023

Diversity, Equity and Inclusion

As part of our ESG Vision 2030, we aim to achieve 45% female representation in our workforce by 2030. In fiscal 2023, we had 1,35,355 women, making 39.4% of the total workforce.

% of women employees


38.6
39.6
39.4
2020-21
2021-22
2022-23

Employee Value Proposition

We never cease to reinforce our Employee Value Proposition (EVP).

Our EVP continues to build on the three pillars of



Inspiring you to build what's next

Inspiring our people with meaningful work and passionate teams, enabling them to find their purpose and make an impact



Making sure your career never stands still

Enabling our people with learning and progress in their careers while shaping our collective future



Navigating further, together

Ensuring our people experience Infosys in a creative, dynamic, rewarding and inclusive environment

Our career framework, articulated as Career Gambit, is a simple, intuitive framework that is focused on three important actions – Get, Set, Go.

Get: Access to world-class learning and personalized learning paths with digital readiness through Lex, our online learning platform, and Digital Quotient, a comprehensive score that helps employees keep track of their digital capabilities.

Set: Employees are encouraged to set themselves up to win, acquiring Skill Tags and setting sights on specialized careers through tools such as Digital Specialist. Once they complete the required courses and gain six months of experience in that skill set / technology, they qualify for a Skill Tag.

Go: Multiple pathways into exciting technology spaces through Bridge programs, Accelerate and Marketplace enhance employees' mobility in this fast-paced technology world. These intelligent platforms match the right opportunity to the right individual at the right time for employees and business alike.

These efforts have resulted in faster growth, broader career options, increased talent mobility and sharper compensation differentiation.


THE INFOSYS ADVANTAGE:
PUTTING OUR PURPOSE TO WORK FOR OUR PEOPLE

Our Talent Pulse report articulates the Infosys advantage. Read more at https://www.infosys.com/careers/documents/talent-pulse-report-2023.pdf.

Infosys internship program

InStep, Infosys' flagship global internship program, has 200+ partner institutions in over 50 countries, more than 3,000 alumni members and interns from over 50 nationalities. InStep has been ranked as World's #1 Internship Program, five times in a row by Vault Firsthand, a prestigious career intelligence platform. InStep has been instrumental in building strong academic partnerships for Infosys with premier global institutions, generating numerous patents and publications, along with contributing to the overall localization efforts.

Localization

To create a more diverse and inclusive talent pool in our markets, we are committed to creating a significant number of local jobs in our key markets in North America, Europe, and APAC. We believe that this will help us to better serve our customers and create an environment where everyone can thrive. We established innovation hubs, nearshore centers and digital design studios across geographies. In fiscal 2023, we recruited over 10,169 employees locally in our markets.

Our hybrid work model is about our people and their comfort. It offers the flexibility of working from home, working from office or a combination of the two. The model operates according to different employee contexts: those in the same city as their office, those in other locations, and other situations. As part of this strategy, this year, we set up offices in Hubballi, Indore, Navi Mumbai, Nagpur and Coimbatore, in India.

Intellectual Capital

Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, partners, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. We are also focused on strengthening our Tech for Good solutions and providing an environment for startups to be incubated and innovation to be scaled.

With iCETS, the Living Labs, and the Infosys Innovation Network, we have a broad portfolio of solutions across industry segments, while the Infosys Prize and Aarohan Social Innovation Awards provide a platform for innovators and social entrepreneurs, respectively.

Performance highlights

62.2%
Of our total revenue comes from digital technology services and solutions

1,000+
Infosys Knowledge Institute assets

100+
Client living labs

"Well known"
Trademark for Infosys in India

735
Patents owned by Infosys

Industry leader
Rating for iCETS platforms by analysts

Material topics

- Innovation and Intellectual Property
- Products, platforms and solutions
- ESG solutions

UN SDG mapping

4, 5, 8, 10

Infosys | Center for Emerging Technology Solutions

Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is the incubation unit at Infosys that offers a variety of emerging technology services to clients. These services include building next-generation platforms and a variety of new-age innovation services including incubation of emerging technology capabilities (like generative AI, AR/VR/metaverse, quantum computing, cloud, cybersecurity and data management) under various Centers of Excellence (CoE). Led by the CoE, iCETS has been curating technology and trends across business verticals and contributing to thought leadership.

iCETS-led technology platforms like LEAP, Cortex, Cyber Next, Quality Assurance and Privacy Next are contributing to differentiating Infosys services. Infosys' vertical platforms like Energy-as-a-Service are opening up new opportunities for Infosys and client joint platform-led offerings.

Infosys | Living Labs

Living labs

We collaborate with our clients to enable rapid prototyping, incubating and piloting of innovative solutions, both through client and Infosys living labs.

With over 100+ client living labs, Infosys has helped its clients explore and develop art-of-the-possible emerging technology solutions.

Infosys Living Labs brings our entire innovation ecosystem together to help clients meet their innovation-at-scale needs on multiple dimensions. Here, we proactively expand our services and capabilities to meet growing and dynamic innovation needs of clients leveraging joint innovation centers, experience centers, IIN & industry living labs, complexity studio, and more. We also monitor and publish Trend Trees of Horizon 3 technologies and business trends and help our clients foresee disruptions with Listening-Post-as-a-Service (LPaaS).

Infosys | Innovation Network

Infosys Innovation Network (IIN)

IIN is a well-orchestrated partnership among select startups, universities, hyperscalers and Infosys to incubate and bring the best of emerging tech innovations from across the globe. Today, IIN boasts of 250 startups and these have had over 400 client impressions. Infosys has also established partnerships with key client corporate venture capital firms to bring their portfolio startups onto the Infosys network. Over the past 12 months, we've engaged with numerous startups, universities and hyperscalers across geographies like the US, Finland, Israel, and India, in spaces like AI, fintech, cloud, cybersecurity, InsureTech, HealthTec, and more.

Infosys | Knowledge Institute

Infosys Knowledge Institute (IKI)

IKI harnesses the intellectual capital of Infosys' subject matter experts to produce unique and fresh content and insights on the business impact that technology can drive for prospects and clients. IKI also develops its proprietary data and insights through multiple large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity assessments, the annual Tech Navigator report on future trends and the ongoing TechCompass tech trends series. IKI has collaborated with 500 clients and created over 1,000 assets since inception. For more information, visit https://infosys.com/iki.

edgeverve
An Infosys company

Product innovation

Our digital platforms subsidiary, EdgeVerve, helps our customers create a connected enterprise where humanity, AI, and automation work together. EdgeVerve's three digital platforms, AssistEdge for hyper automation, XtractEdge for intelligent document processing, and TradeEdge for autonomous supply chains, create connected enterprises and orchestrate the confluence of AI and automation to amplify human potential, deliver cognitive operations, and create a value network of information, partners, and resources for transformation and exponential growth.

Read more at https://www.edgeverve.com/.

Intellectual Property (IP), patents and trademarks

Infosys actively innovates and develops platforms, products and tools, that constitute its collection of IP assets. These assets, which are available on the Infosys Marketplace, are used to differentiate ourselves in the market or as productivity-enhancing tools. We have 735 patents in the portfolio.

Over 840 trademarks registered (or pending) across 51 countries underscore the strength of our brand.

- **"Well Known":** Infosys is regarded by Indian authorities as being a "Well Known" trademark. This gives us legal rights across sectors.
- **Most valuable brand:** Infosys is recognized as one of the top 3 most valuable IT services brands globally by Brand Finance. Infosys is now among the top 150 most valuable brands in the world.

WONGDOODY
An Infosys company

WongDoody

WongDoody, the design/marketing/experience arm of Infosys, is driving innovation in the CMO/CDO/CXO space. Along with global studios, WongDoody has developed new practices and products for next gen problems. These include StudioNext, a flexible inside marketing innovation acceleration and augmentation practice; sustainability by design methods including EcoLight audits so enterprises can build planet-friendly digital products; an emerging experiences platform that brings the digital authenticity and engagement of video games to the automotive, manufacturing and retail verticals; and the Sounding Board, an agile insights solution designed to move faster and deeper to identify competitive advantage.

Infosys Marketplace

Infosys Marketplace is a one-stop shop to see, try, and adopt innovative and next-generation solutions from Infosys and partners. The platform provides hundreds of curated solutions across a wide range of technologies and industry verticals to accelerate the digital transformation initiatives of global enterprises.

Read more about Infosys Marketplace at https://www.infosys.com/navigate-your-next/live-enterprise-suite/offerings/marketplace.html.

ESG solutions

Infosys continues to strengthen its position in delivering practical, impactful, and holistic ESG solutions to its clients and community stakeholders. Over 30% of our client engagements include climate change solutions.

Delivering value

Natural Capital

We have been at the forefront of climate action, starting well before international treaties and global commitments came into place. Our environmental performance over the past decade is a testimony to the fact that economic progress can go hand in hand with environmental sustainability. Infosys became carbon-neutral in 2020 – 30 years ahead of the timeline set by the Paris Agreement. Meeting stakeholder expectations, we are pioneers in our climate action commitments, and water and waste management.

Today, we incorporate environmental considerations into everything that we do, as we power the journey towards a sustainable world for all.

Performance highlights

57.9%
Of electricity for our India operations comes from renewable sources

2,40,000+
Rural families benefited through carbon offsets program

Carbon neutral for 4 years in a row

100%
Wastewater recycled within our campuses

28.9 mn sq.ft.
Of highest-level green certified space

7 years
Of CDP climate leadership

Material topics

- Carbon neutrality
- Renewable energy
- Offsets for community development
- Advocacy for climate action
- Water stewardship
- Zero waste to landfill

UN SDG mapping



Infosys' climate commitments

- As a part of our ESG Vision 2030, we have committed to maintaining carbon neutrality across Scope 1, 2 and 3 emissions, every year
- Signatory to the Climate Pledge, with the ultimate goal of a Net Zero planet by 2040
- Our goals are aligned to Science Based Targets (SBTi)

Climate action strategy

We are working diligently towards this goal and built our carbon neutral program on three pillars –

Energy efficiency
To reduce emissions

Renewable energy
To avoid emissions

Carbon offsets
To offset emissions

Energy efficiency

Infosys has been a pioneer in building sustainable ecosystems in its campuses, keeping in mind the expanding workforce. From creating green campuses to using innovative technologies like radiant cooling, Infosys has deployed one of the largest enterprise energy conservation programs globally and achieved good reduction in resource intensity over the past 15 years.

In the process, we have also set new benchmarks in green building certification. Today, Infosys has about 28.9 million sq.ft. of buildings with highest level of green building certification.

Renewable energy

Transition to clean energy is an important step towards emissions avoidance. Infosys has adopted renewable energy across its campuses with solar PV panels on rooftops and ground mount installations. Today, Infosys has a total installed capacity of 60 MW of solar PV plants across India, supplying renewable power to its campuses.

Infosys also procures green power through third-party power purchase agreements. We have also procured green power through the green tariff mechanism of DISCOMs in a few locations, as an option, to augment our clean energy mix.

Carbon offsets

Empowering rural India

Unavoidable emissions are addressed through carbon offset projects to maintain carbon neutrality. Infosys continues to identify projects that have a high social impact – including improving health and livelihoods of rural families, creating rural jobs, thereby generating carbon offsets for the Company. Our unique offset program is certified to the highest level (Gold Standard) in terms of social impact, authenticity, and transparency.

This year, we added new cookstove projects in Rajasthan, and biogas projects in Maharashtra and Karnataka. Our carbon offsets program is spread across five states, and is expected to benefit more than 2,40,000 rural families, and create over 2,800 rural jobs.

Advocacy for climate action

Infosys campus as case study for international delegates

With India assuming the G20 presidency in December 2022, the first G20 Energy Transition Working Group (ETWG) was held in Bengaluru in February 2023. Being a frontrunner in environmental sustainability and net zero approach to buildings, Infosys was selected to host the G20 delegates for a site visit to the Infosys Crescent campus in Bengaluru. The visit showcased the focused approach to net zero design and innovative technologies implemented in the campus to achieve energy conservation.

Water stewardship

As a signatory to the CEO Water Mandate, we commit to enhancing our operational water conservation procedures and expanding our community outreach. Infosys' strategy to reduce water demand, recycle 100% wastewater and focus on rainwater harvesting have resulted in significant reduction in our water intensity.

An important element of our water management system is rainwater harvesting (RWH). We have established around 400 deep injection wells across India campuses, providing a combined recharge capacity of around 20 million liters per day. We have also built 39 lakes across our campuses, holding 426 million liters of rainwater storage capacity.

We have implemented state-of-the-art membrane bio reactor (MBR) sewage treatment plants across many of our India campuses which are capable of tertiary treatment. Infosys campuses continue to treat 100% of wastewater and use it within the campuses for flushing, landscaping and cooling tower makeup water requirement.

Lake rejuvenation

Infosys has envisioned to take up a water stewardship role by implementing lake rejuvenation projects and increasing water holding capacity of lakes by 10 billion liters in the next five years. Infosys plans to work with local partners to improve water availability in the communities in which Infosys operates.

Waste management

We seek to uphold our ambition of zero waste to landfills through active minimization combined with technology investment in recycling and streamlining systems and processes.

While there is a constant effort to reduce waste generated through the adoption of sustainable practices in operations, the biggest differentiator is the in-campus treatment of all the organic waste (comprising food waste, garden waste and STP sludge), following a true net-zero approach. Organic waste contributes to an average of 75% of the total waste generated at Infosys and effective treatment and reuse has created a circular economy for this stream of waste within our campuses. Infosys' India centers are heading towards the 2030 target of zero waste to landfills through the adoption of TRUE Certification.

Biodiversity

A saga of greening

A significant and proven way to tackle climate change is to increase green cover by planting trees. Infosys Mangaluru offers a striking example of this, where barren land has been transformed into a lush green campus with thriving biodiversity of flora and fauna. The story of this transformation, along with documentation of the tree species in the campus, was recently published as a book. With this, we hope to inspire corporates, developers, administrators and communities to adopt similar projects at scale. The book will also serve as a repository of the endemic species in the Western Ghats for science aficionados.

Manufactured Capital



Our Manufactured Capital includes our energy-efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. Our infrastructure is modeled taking into consideration stakeholder expectations of our commitments towards climate change mitigation, judicious use of natural resources and preserving our environment.

With the highest-rated green buildings on our campuses and investments in collaborative tech infrastructure, we offer productive, safe, healthy and hybrid workplaces for employees, clients, partners and contractors.

Performance highlights

75 kWh/sq.m./p.a.
Building EPI

1.59
Weighted average PUE of data centres

68%
Of internal IT application workload migrated to public cloud

Radiflux
Radiant cooling solution patented in Europe and India

35 mn sq.ft.
Of office space monitored through Infosys command center

Material topics

- Green buildings / infra / data center efficiency
- Workplace transformation
- Green IT

UN SDG mapping



High-performance green buildings

The lush green campuses of Infosys, equipped with world-class infrastructure, provides a unique experience for our employees. With about 28.9 million sq.ft. of the highest level of green building certification, Infosys' leadership in high-performance buildings remains unrivaled. Our efforts include developing super-efficient new buildings, retrofitting existing buildings, a sharp focus on innovation and continuous monitoring to achieve the highest levels of efficiency. Infosys' building standards have set new global benchmarks.

Radiant cooling

Infosys has been a pioneer in radiant cooling technology. Our building in Hyderabad was the first radiant cooled commercial building in India. The building provided a global case study comparing two cooling technologies in a single building with identical conditions. Data over the past 12 years has shown that radiant cooling is about 35% more efficient than conventional air conditioning. Today, Infosys has implemented radiant cooling in over 5 million sq.ft. of office space across its buildings in India.

Radiflux cooling solution

While Infosys was keen to implement radiant cooling on a large scale for all its new buildings, there were a few challenges that had to be addressed including, the non-availability of skills and the lack of commercially viable options for the Indian market. The Infosys team therefore developed a radiant cooling solution, with high quality and high energy efficiency, that is affordable and easy to install. The radiant cooling solution – Radiflux – has twice the cooling capacity compared with other radiant cooling solutions available in the market today. Radiflux is a designed, developed and made-in-India solution for the world, with patents in Europe and India.

Central command center

The Infosys central command center in Bengaluru manages our smart buildings, energy management systems, solar PV plants, data center efficiency, battery management systems, energy consumption for water and wastewater treatment plants across Infosys campuses from one location. The command center helps maintain operational excellence, provides design insights for new infrastructure and ensures resilience through remote management of buildings and campus Infra.

Workplace transformation

The workplace has undergone a significant change due to the pandemic, and the need to create workplaces aligning to the new normal working scenario is now more evident than ever. Infosys embarked on workplace transformation to enable its employees to adapt and excel in the new normal. The principles of Infosys workplace strategy are focused on productivity, social connect, tech enabling, health and wellness, sustainability and design for all. The new workplace not only provides employees with a refreshing experience and collaborative environment, but also enables high productivity, fosters innovation and helps to create and sustain a flourishing culture.

Green IT

InfosysIT has embedded sustainable practices across the life cycles of service design, operations, and disposal of IT assets.

Data center efficiency

InfosysIT has taken up data center modernization as a strategic initiative. Density-optimized hyperscale platforms, which provide cloud-scale agility and enable efficient resource use, have been deployed to deliver high-density server virtualization and consolidation across the enterprise. This initiative has delivered significant power savings. In the next phase, further consolidation of data center and server rooms across development centers is planned, which is expected to deliver 1 MW of electrical load reduction.

InfosysIT has made focused investments in Data Center Infrastructure Management (DCIM) tools to get accurate visibility across the entire data center IT and Facility stack, which is necessary to do everything else.

Infrastructure as code

Infrastructure as code is a transformational initiative towards enabling continuous deployment, continuous integration, and touch-less management of the life cycle of infrastructure components. This methodology overcomes the traditional challenges such as growing scale of infrastructure, elastic demand, speed and consistency of deployment and the interdependency between teams. This initiative delivered 1,200+ playbooks for automating platform-related processes across hybrid cloud.

AIOps-powered digital operations

InfosysIT has deployed AIOps platform with a wide range of capabilities – like algorithmic noise reduction, anomaly detection, root cause analysis, and context-based notification.

InfosysIT digital operations provides unified observability cutting across infrastructure and application stack, in addition to capacity usage and cost analysis. It also offers the ability to ingest large volumes of data originating from all areas of the infrastructure and application, and analyze it using AI, ML and DL algorithms to identify areas of remediation and optimization.

PolyCloud and OneStop

We have introduced the OneStop unified provisioning platform for endpoints, clouds, software, and tools. The OneStop platform lets project managers request IT hardware and software in advance, enabling new hires to be productive on Day One. The IT Genie intuitive app in the laptop helps users self-configure basic applications, reducing interactions with the IT Support team.

The PolyCloud digital backplane provides an abstraction of managed private clouds and public cloud services, empowering full stack developers.

Public cloud adoption

Currently, more than 68% of the internal IT application workload has been migrated to public cloud. All our employees have been enabled for cloud-based collaboration for messaging, presence, video, and other requirements. The shift to cloud helped in optimizing the on-premises data center footprint. This strategic shift also helped to scale up the infra on demand and provision IT services seamlessly for all the new hires inducted to the organization. The Internet-first approach helped to provide seamless service access in the current hybrid work environment.

Social and Relationship Capital

Our Social and Relationship Capital guides us to bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses in the digital era, we are helping our clients drive transformation. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all. We deliver on expectations of nurturing social innovations and enabling employability through skill training of communities.

Our global CSR efforts address challenges across education, healthcare, women empowerment, science and research, environmental sustainability and more.

Performance highlights

86
Scientists honored with the Infosys Prize since 2008

8.5 mn
Learners enabled in digital skills

91%
Local hiring across geographies

₹517 cr
Global CSR spends

114 mn +
Lives empowered via Tech for Good programs

3.8 mn
Beneficiaries of CSR projects in India

Material topics

- Client value
- Inclusive development
- Digital skilling

UN SDG mapping



Creating value for our customers

Digital transformation

We help our customers navigate their digital transformation journeys through our suite of services and solutions.

Our digital architecture drives outcomes for enterprises across five areas — Experience, Insight, Innovate, Accelerate and Assure. Our experience of helping many clients through their digital transformation journeys has shown us that a Live Enterprise is one that is continuously investing in reinventing its operating model while reimagining customer transformations. Our clients count on our operating models to help navigate their next.

Details of our key customer services and solutions are available at https://www.infosys.com/industries/.

Digital operating models

We use our native digital innovation expertise to partner with our clients to develop future-ready solutions. Further, the Infosys Living Labs enable clients to experience emerging technologies to inspire innovation and incubate new possibilities.

Read more at https://www.infosys.com/navigate-your-next/digital-operating-models.html.

Client satisfaction

Our latest annual client survey indicates that most of our clients are delighted with Infosys, sustaining the positive feedback gained over the years. We have also been appreciated for our relationship management, client-centric approach, account management, base delivery and quality of deliverables.

Community

Infosys | Springboard

Springboard

Our ambition to serve the development of people by shaping a future with meaningful opportunities for all sums up our work with the community. Technology serves as a catalyst in community development. Infosys Springboard is Infosys' flagship digital learning platform that empowers people with skills to be successful in the 21st century. About 5.3 million learners across India have registered on Infosys Springboard.

Tech for Good

Infosys is committed to using digital, cloud and open-source technologies to drive societal impact in our communities through partnerships that will enable our stakeholders to harness the power of technology everyday.

Infosys Foundation

Infosys Foundation's direct health interventions have focused on bringing critical services to some of India's poorest and strengthening the institutions that provide healthcare. We helped All India Institute of Medical Sciences (AIIMS), New Delhi, procure best-in-class medical equipment for the Mother and Child (MCH) Block. The Tech For Good vision enabled us to procure a case management system for AIIMS, which includes a sophisticated 3D rendering of imaging data for better visualization and forms the backbone of all text and medical imaging data transmission and archiving. With a focus on education and women empowerment, the Foundation has tied up with Avanti Fellows, Yuva Unstoppable, eVidyaloka, Unnati, and Nirmaan for various efforts.

The Aarohan Social Innovation Awards launched by Infosys Foundation seeks to encourage and reward individuals, teams and NGOs for social solutions that have the potential to bring about a significant difference to the underprivileged across India, at scale. In 2023, the Infosys Foundation has committed up to ₹50 lakh per winner, with a total award purse of ₹2 crore. Read more at https://www.infosys.com/infosys-foundation/aarohan-social-innovation-awards.html.

Read the Infosys Foundation 2023 report at https://www.infosys.com/infosys-foundation/about/reports.html.

Infosys Foundation USA

In fiscal 2023, Infosys Foundation USA remained committed to investing in programs that help bridge the digital skills gap. This year alone, the Foundation brought computer science and maker-focused educational programming to 1.3 million students and 44,000 educators in the US.

The Foundation achieved significant impact through targeted partnerships and equity-focused initiatives that deliver professional development for educators; provide afterschool coding programs to children in marginalized communities; spark imaginations in makerspaces, museums, and libraries and provide signature awards, namely the CS Teaching Excellence Awards and the Infy Makers Awards, that spotlight exceptional talent and inclusivity.

Read more at https://www.infosys.org/infosys-foundation-usa/impact.html.

Infosys Science Foundation

The Infosys Science Foundation awards the Infosys Prize that endeavors to elevate the prestige of science and research in India. The award is given annually to honor outstanding achievements of contemporary researchers and scientists across six categories: Engineering and Computer Science, Humanities, Life Sciences, Mathematical Sciences, Physical Sciences and Social Sciences. Each Prize carries a gold medal, a citation and a purse of US$100,000. The work of the winners of the Infosys Prize 2022 tackles real world problems, like making healthcare and diagnostics more accessible, designing social policy to be inclusive, studying neuroscience for better mental health and presenting how our constitution protects democratic polity.

Read more at https://www.infosysprize.org/about-isf.html.

Suppliers

Infosys believes in and is committed to partnering with the highest quality diverse suppliers to ensure that we deliver best-of-breed business and IT solutions to our clients. As a signatory to the United Nations Global Compact, Infosys leverages the UNGC principles covering human rights, labor, environment, and anti-corruption as foundational principles for building and improving its sustainable supply chain practices. This year, we launched a dedicated ESG learning portal for our suppliers on Infosys Springboard. The portal contains material on ESG learnings and best practices, and provides learners an opportunity to discuss, ideate and engage on ESG topics.


AI and Automation Consulting
USE CASE DISCOVERY
EVALUATION AND ASSESSMENT
CREATING A BUSINESS CASE
Infosys

STATUTORY REPORTS

Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2023. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations and state of affairs

(In ₹ crore, except per equity share data)

Particulars	Standalone			Consolidated		
	For the year ended March 31,		YoY growth (%)	For the year ended March 31,		YoY growth (%)
	2023	2022		2023	2022	
Revenue from operations	1,24,014	1,03,940	19.3	1,46,767	1,21,641	20.7
Other income, net	3,859	3,224	19.7	2,701	2,295	17.7
Total income	1,27,873	1,07,164	19.3	1,49,468	1,23,936	20.6
Expenses						
Cost of sales	85,762	69,629	23.2	1,02,353	81,998	24.8
Selling and marketing expenses	5,018	4,125	21.6	6,249	5,156	21.2
General and administration expenses	5,293	4,787	10.6	7,260	6,472	12.2
Total expenses	96,073	78,541	22.3	1,15,862	93,626	23.7
Profit / loss before finance cost and tax expenses	31,800	28,623	11.1	33,606	30,310	10.9
Finance cost	157	128	22.7	284	200	42.0
Profit before tax	31,643	28,495	11.0	33,322	30,110	10.7
Profit before tax (% of revenue)	25.5	27.4		22.7	24.8	
Tax expense	8,375	7,260	15.4	9,214	7,964	15.7
Profit after tax	23,268	21,235	9.6	24,108	22,146	8.9
Profit after tax (% of revenue)	18.8	20.4		16.4	18.2	
Total other comprehensive income / (loss), net of tax	(268)	(48)		514	182	
Total comprehensive income for the year attributable to the owners of the Company	23,000	21,187		24,598	22,293	
Profit attributable to owners of the Company	23,268	21,235		24,095	22,110	
Non-controlling interests	–	–		13	36	
Earnings per share (EPS)						
Basic	55.48	50.27	10.4	57.63	52.52	9.7
Diluted	55.42	50.21	10.4	57.54	52.41	9.8

1 crore = 10 million

Notes:

The above figures are extracted from the audited standalone and consolidated financial statements of the Company as per the Indian Accounting Standards (Ind AS).

Equity shares are at par value of ₹5 per share.

Financial position

(In ₹ crore, except equity share data)

Particulars	Standalone		Consolidated	
	As at March 31,		As at March 31,	
	2023	2022	2023	2022
Net current assets	24,640	27,461	31,695	33,582
Property, plant and equipment (including capital work-in-progress)	11,931	11,795	13,634	13,491
Right-of-use assets	3,561	3,311	6,882	4,823
Goodwill and other intangible assets	214	243	8,997	7,902
Other non-current assets	33,549	31,601	25,422	24,484
Total assets	1,01,337	99,387	1,25,816	1,17,885
Non-current lease liabilities	3,553	3,228	7,057	4,602
Other non-current liabilities	2,597	1,877	3,778	3,944
Retained earnings – Opening balance	55,449	57,518	61,313	62,643
Add:				
Profit for the year	23,268	21,235	24,095	22,110
Transfer from Special Economic Zone Re-investment Reserve on utilization	1,397	1,012	1,464	1,100
Less:				
Impact on adoption of amendment to Ind AS 37, *Provisions, Contingent Liabilities and Contingent Assets*	(9)	0	(19)	0
Dividends	(13,675)	(12,700)	(13,632)	(12,655)
Buyback of equity shares (including tax on buyback)	(11,096)	(8,822)	(11,096)	(8,822)
Transaction cost relating to buyback (net of tax)	(5)	–	(5)	–
Transfer to legal reserve	–	–	(3)	(10)
Amount transferred to capital redemption reserve upon buyback	(21)	–	(21)	–
Transfer to Special Economic Zone Re-investment Reserve	(3,125)	(2,794)	(3,139)	(3,054)
Changes in controlling stake of the subsidiaries	–	–	–	1
Retained earnings – Closing balance	52,183	55,449	58,957	61,313
Equity share capital	2,074	2,103	2,069	2,098
Other reserves and surplus[1]	13,752	11,750	12,354	10,415
Other comprehensive income	(264)	4	2,027	1,524
Non-controlling interest	–	–	388	386
Total equity	67,745	69,306	75,795	75,736
Total equity and liabilities	1,01,337	99,387	1,25,816	1,17,885

[1] Excluding retained earnings

Based on consolidated financial statements

Revenue distribution by geographical segments (in %)


61.7
61.8
24.8
25.7
10.6
9.9
2.9
2.6
North America
Europe
Rest of the world
India

Revenue distribution by offerings (in %)


57.0
62.2
43.0
37.8
Digital
Core

Revenue distribution by business segments (in %)


32.0
29.8
14.6
14.5
12.5
12.3
11.9
12.6
11.0
12.9
8.2
8.1
7.0
6.9
2.8
2.9
FS (1)
Retail (2)
COM (3)
EURS (4)
MFG (5)
Hi-Tech (6)
LS (7)
Others (8)
2022
2023

(1) FS – Includes enterprises in Financial Services and Insurance
(2) Retail – Includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3) COM – Includes enterprises in Communication, Telecom OEM and Media
(4) EURS – Includes enterprises in Energy, Utilities, Resources and Services
(5) MFG – Includes enterprises in Manufacturing
(6) Hi-Tech – Includes enterprises in Hi-Tech
(7) LS – Includes enterprises in Life Sciences and Healthcare
(8) Others – Includes segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services

Capital Allocation Policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure, as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

In line with the Capital Allocation Policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,850 per share (Maximum Buyback Price), subject to shareholders' approval.

The shareholders approved the proposal of buyback of equity shares recommended by the Board of Directors by way of postal ballot through e-voting and the result of which was declared on December 3, 2022.

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchanges. The buyback of equity shares through the stock exchanges commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, the Company purchased and extinguished a total of 6,04,26,348 equity shares from the stock exchanges at a volume weighted average buyback price of ₹1,539.06 per equity share comprising 1.44% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium Account as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created a Capital Redemption Reserve of ₹30 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve and retained earnings.

During the year ended March 31, 2023, the Company paid an interim dividend of ₹16.5 per share and announced a final dividend of ₹17.5 per share, subject to shareholders' approval in the ensuing AGM. After returning the above amounts, the Company would have returned approximately 86% of the cumulative free cash flow for fiscals 2020, 2021, 2022 and 2023 through dividends and buybacks, in line with the Capital Allocation Policy.

The Capital Allocation Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Liquidity

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting unforeseen strategic and business needs, and opportunities.

As of March 31, 2023, we had ₹24,640 crore in working capital on a standalone basis, and ₹31,695 crore on a consolidated basis.

Consolidated cash and investments stand at ₹22,509 crore on a standalone basis and ₹31,286 crore on a consolidated basis as on March 31, 2023, as against ₹29,950 crore on a standalone basis, and ₹37,419 crore on a consolidated basis as on March 31, 2022.

Consolidated cash and investments, on both standalone and consolidated basis, include deposits with banks and financial institutions with high credit ratings by international and domestic credit rating agencies. As a result, liquidity risk of cash and cash equivalents is limited. Ratings are monitored periodically. Liquid assets also include investments in liquid mutual fund units, target maturity funds units, certificates of deposit (CDs), commercial paper (CP), quoted bonds issued by government and quasi-government organizations, and non-convertible debentures. CDs and CPs represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. G-secs are highly liquid and marketable instruments issued across tenure, backed by Government of India carrying a sovereign credit. Investments made in non-convertible debentures are issued by government-owned institutions and financial institutions with high credit rating. We invest after considering counterparty risks based on multiple criteria including Tier-I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions.

The details of these investments are disclosed under the 'non-current and current investments' section in the *Standalone and Consolidated financial statements* in this Integrated Annual Report.

Capital expenditure on tangible assets

Standalone


₹1,208 crore
48.7%
₹2 crore
0.1%
₹1,267 crore
51.2%
₹1,100 crore
46.2%
₹1,281 crore
53.8%
2023 Total - ₹2,477 crore
Infrastructure
Computer equipment
Vehicles
2022 Total - ₹2,381 crore
Infrastructure
Computer equipment

Consolidated


₹1,318 crore
46.6%
₹2 crore
0.1%
₹1,510 crore
53.3%
₹1,174 crore
43.2%
₹1,542 crore
56.8%
2023 Total - ₹2,830 crore
Infrastructure
Computer equipment
Vehicles
2022 Total - ₹2,716 crore
Infrastructure
Computer equipment

Leases

Standalone


₹510 crore
57.9%
₹371 crore
42.1%
₹306 crore
81.8%
₹68 crore
18.2%
2023 Total - ₹881 crore
Buildings
Computer equipment
2022 Total - ₹374 crore
Buildings
Computer equipment

Consolidated


₹847 crore
24.2%
₹8 crore
0.2%
₹2,646 crore
75.6%
₹449 crore
49.1%
₹6 crore
0.7%
₹459 crore
50.2%
2023 Total - ₹3,501 crore
Buildings
Computer equipment
Vehicles
2022 Total - ₹914 crore
Buildings
Computer equipment
Vehicles

Dividend

The Company recommended / declared dividend as under:

	Fiscal 2023		Fiscal 2022	
	Dividend per share (in ₹)	Dividend payout (in ₹ crore)	Dividend per share (in ₹)	Dividend payout (in ₹ crore)
Interim dividend	16.50	6,943	15.00	6,308
Final dividend	17.50 [1]	7,260 [1]	16.00	6,731
Total dividend	34.00		31.00	
Payout ratio (interim and final dividend) *	69.5% [2]		57.2%	

Note:

The Company declares and pays dividend in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

* Payout ratio is computed as a percentage of free cash flow prepared under IFRS.

(1) Recommended by the Board of Directors at its meeting held on April 13, 2023. The payment is subject to the approval of the shareholders at the ensuing AGM of the Company to be held on June 28, 2023. The record date for the purposes of the final dividend will be June 2, 2023 and payment will be made on July 3, 2023.

(2) Our present Capital Allocation Policy is to pay approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Including buyback, the Company has returned 86% of the cumulative free cash flow for the years ended March 31, 2020, 2021, 2022 and 2023.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the Notes to the financial statements provided in this Integrated Annual Report.

Transfer to reserves

We do not propose to transfer any amount to general reserve on declaration of dividend.

Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

There were no contracts, arrangements or transactions entered into during fiscal 2023 that fall under the scope of Section 188(1) of the Companies Act, 2013. As required under the Companies Act, 2013, the prescribed Form AOC-2 is appended as *Annexure 2* to the *Board's report*.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations"), the *Management's discussion and analysis* is set out in this Integrated Annual Report.

Risk management report

In terms of the provisions of Section 134 of the Companies Act, 2013, the *Risk management report* is set out in this Integrated Annual Report.

Board policies

The details of the policies approved and adopted by the Board as required under the Companies Act, 2013 and Securities and Exchange Board of India (SEBI) regulations are provided in *Annexure 8* to the *Board's report.*

Material changes and commitments affecting financial position between the end of the financial year and date of the report

There have been no material changes and commitments which affect the financial position of the Company that have occurred between the end of the financial year to which the financial statements relate and the date of this report.

2. Business description

Strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled' or 'digital first' organisations. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future.

For details of our continued investments and outcomes of our strategic initiatives, refer to the *Strategy* section of the Integrated Report.

Organization

Our go-to-market business units and solutions are detailed in the *Operating context* section of the Integrated Report.

Infrastructure

There has been a net movement of 3.02 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2023 stands at 56.86 million sq. ft. We have presence in 56 countries across 274 locations as on March 31, 2023.

Mergers and Acquisitions (M&A)

Infosys has a systematic M&A approach aimed to strengthen digital services capabilities, deepen industry expertise, and expand geographical footprint.

During the fiscal year ended March 31, 2023, the Group completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

a. oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agency, on April 20, 2022.

b. BASE life science A/S, a consulting and technology firm in the Life Science industry in Europe, on September 1, 2022.

These acquisitions are expected to strengthen the Group's creative, branding and experience design capabilities and augment the Group's life sciences expertise, scales its digital transformation capabilities with cloud-based industry solutions and expand its presence across Europe.

Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 27 direct subsidiaries and 50 step-down subsidiaries. As on March 31, 2023, we have 28 direct subsidiaries and 70 step-down subsidiaries. Further, the Company does not have any material subsidiary. The changes in subsidiaries during the year are included in the *Standalone financial statements* of the Company.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared the *Consolidated financial statements* of the Company, which form part of this Integrated Annual Report. Further, a statement containing the salient features of the financial statements of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries, along with the changes that occurred, during fiscal 2023.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the Consolidated financial statements and related information of the Company and audited accounts of its subsidiaries, are available on our website, at www.infosys.com.

3. Human resources management

Our employees are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organization culture, and rewarding merit and sustained high performance. Our human resources management focuses on allowing our employees to develop their skills, grow in their career and navigate their next.

Internal Committee (formerly Internal Complaints Committee)

Infosys' goal has always been to create an open and safe workplace for every employee to feel empowered, irrespective of gender, sexual preferences, and other factors, and contribute to the best of their abilities. Towards this, the Company has set up the Anti-Sexual Harassment Initiative (ASHI), which proudly completes 23 years of enabling a positive and safe work environment for our employees. Our ASHI practices have set an industry benchmark as it ranked first among 350+ companies that participated in an external survey on the best anti-sexual harassment initiatives in 2017, 2019, 2020, 2021 and 2022.

Infosys has constituted an Internal Committee (IC) in all the development centers of the Company in India to consider and resolve all sexual harassment complaints reported by women. The IC has been constituted as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the committee includes external members from NGOs or with relevant experience. Investigations are conducted and decisions made by the IC at the respective locations, and a senior woman employee is the presiding officer over every case. Half of the total members of the IC are women. The role of the IC is not restricted to mere redressal of complaints but also encompasses prevention and prohibition of sexual harassment. In the last few years, the IC has worked extensively on creating awareness on relevance of sexual harassment issues in the new normal by using new and innovative measures to help employees understand the forms of sexual harassment while working remotely. The details of sexual harassment complaints that were filed, disposed of and pending during the financial year are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Particulars of employees

The Company had 2,72,665 employees on standalone basis and 3,43,234 employees on consolidated basis as of March 31, 2023.

The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Companies Act, 2013) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*. The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹8.5 lakh or more per month, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration

of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company, at https://www.infosys.com/investors/reports-filings/Documents/exhibitboards-report2023.pdf. The Integrated Annual Report is being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website. In accordance with Section 136 of the Companies Act, 2013, this exhibit is available for inspection by shareholders through electronic mode.

Notes:

1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.
2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
3. The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be made available on specific request.

Employee stock options / Restricted Stock Units (RSUs)

The Company grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with Company objectives, and promoting increased participation by them in the growth of the Company.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the AGM, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one and a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (not adjusted for bonus issue). These instruments will vest generally over a period of four years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries under the 2015 Plan does not cumulatively exceed 1% of the issued capital. For the shares and ADRs issued under the 2019 Plan, the cumulative amount does not exceed 1.15% of the issued capital. The 2019 Plan and 2015 Plan are in compliance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, as amended from time to time, and there has been no material change to the plans during the fiscal.

The details of the 2019 Plan and 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2023.pdf.

The details of the 2019 Plan and 2015 Plan form part of the Notes to accounts of the financial statements in this Integrated Annual Report.

4. Corporate governance

Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2023 forms part of this Integrated Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge and skills including expertise in financial, diversity, global business, leadership, information technology, mergers and acquisitions, Board service and governance, sales and marketing, Environmental, Social and Governance (ESG), risk management and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity.

The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Integrated Annual Report.

Number of meetings of the Board

The Board met eight times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Integrated Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed by the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board and separate its functions of governance and management. As of March 31, 2023, the Board had eight members, consisting of an executive director, a non-executive and non-independent director and six independent directors. One of the independent directors of the Board is a woman. The details of Board and committee composition, tenure of directors, areas of expertise and other details are available in the *Corporate overview section* that forms part of this Integrated Annual Report.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6), Code for independent directors of the Companies Act, 2013 and of the Listing Regulations.

Board evaluation

The Nomination and Remuneration Committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole, was conducted based on the criteria and framework adopted by the Board. The Board evaluation process was completed during fiscal 2023. The evaluation parameters and the process have been explained in the *Corporate governance report*.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

Directors and KMP

Inductions

1. The shareholders at the 41st AGM held on June 25, 2022 reappointed Salil Parekh as CEO and MD effective July 1, 2022 till March 31, 2027.
2. The shareholders vide postal ballot concluded on March 31, 2023 approved the appointment of Govind Iyer, as an independent director effective January 12, 2023, for a term of five (5) years till January 11, 2028.
3. The Board, based on the recommendation of Nomination and Remuneration Committee, appointed D. Sundaram as Lead Independent Director of the Company, effective March 23, 2023.
4. Based on the recommendations of the Nomination and Remuneration Committee and the Audit Committee, the Board appointed Shaji Mathew as a Group Head of Human Resources and further designated as an executive officer effective March 22, 2023, for the purpose of reporting under the rules of the U.S. Securities and Exchange Commission and Key Managerial Personnel as defined under Ind AS 24, *Related Party Disclosures*.

In the opinion of the Board, the independent directors appointed during the year possess requisite integrity, expertise, experience and proficiency.

Retirements and resignations

1. Ravi Kumar S., President (KMP), has resigned effective October 11, 2022. The Board of Directors placed on record its appreciation for the services rendered by him.
2. Mohit Joshi, President, resigned from the Company. He is on leave from March 11, 2023 and will stay on leave till the last date with the Company i.e. June 9, 2023. The Board placed on record its appreciation for the services rendered by him.
3. Krishnamurthy Shankar, Group Head of Human Resources (KMP), retired on March 21, 2023. He led the development of a strong employee value proposition, helped build a digital skills-based ecosystem and enabled digital career paths for employees. The Board placed on record its sincere appreciation for his contributions to the Company.
4. Kiran Mazumdar-Shaw, Lead Independent Director, retired as member of the Board of Directors on completion of tenure effective March 22, 2023. The Board placed on record their appreciation for Ms. Shaw's invaluable contribution, guidance, and strategic vision, that has helped the Company build and execute a resilient growth strategy.
5. The Board took note of Uri Levine's retirement as an Independent Director effective April 19, 2023 upon completion of his term. The Board placed on record its sincere appreciation for his contributions to the Company.

Committees of the Board

As on March 31, 2023, the Board had six committees: the Audit Committee, the Corporate Social Responsibility Committee, the Nomination and Remuneration Committee, the Risk Management Committee, the Stakeholders Relationship Committee, the Environment, Social and Governance (ESG) Committee.

All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee.

Additionally, the Board had incorporated a Cybersecurity Risk Sub-Committee of the Risk Management Committee.

During the year, all recommendations made by the committees were approved by the Board.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*, which forms part of this Integrated Annual Report.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error-reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. For more details, refer to the 'Internal control systems and their adequacy' section in the *Management's discussion and analysis*, which forms part of this Integrated Annual Report.

Cybersecurity

At Infosys, as our employees operate efficiently as a hybrid workforce, we continued to remain vigilant on the evolving cybersecurity threat landscape. In our endeavor to maintain a robust cybersecurity posture, the team has remained abreast of emerging cybersecurity events globally, so as to achieve higher compliance and its continued sustenance. We continue to be certified against the Information Security Management System (ISMS) Standard ISO 27001:2013. Additionally, we have also been attested on SSAE 18 SOC 1 and SOC 2 by an independent audit firm. During the year, our focus on our cybersecurity personnel training, reskilling, and building a security culture of collective onus, encouraging shift left, enabling the developer community with dedicated courses and resource kits went ahead as planned, together with our overall initiatives on improving cybersecurity processes, technologies and posture.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

Reporting of frauds by auditors

During the year under review, neither the statutory auditors nor the secretarial auditor has reported to the Audit Committee, under Section 143 (12) of the Companies Act, 2013, any instances of fraud committed against the Company by its officers or employees, the details of which would need to be mentioned in the *Board's report*, which forms part of this Integrated Annual Report.

Annual return

In accordance with the Companies Act, 2013, the annual return in the prescribed format is available at https://www.infosys.com/investors/reports-filings/documents/annual-returns-2022-23.pdf.

Secretarial standards

The Company complies with all applicable secretarial standards issued by the Institute of Company Secretaries of India.

Listing on stock exchanges

The Company's shares are listed on BSE Limited and the National Stock Exchange of India Limited, and its ADSs are listed on the New York Stock Exchange (NYSE).

Investor Education and Protection Fund (IEPF)

During the year, the Company has transferred the unclaimed and un-encashed dividends of ₹2,43,11,422. Further, 4,47,153 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred as per the requirements of the IEPF Rules. The details of the resultant benefits arising out of shares already transferred to the IEPF, year-wise amounts of unclaimed / un-encashed dividends lying in the unpaid dividend account up to the year, and the corresponding shares, which are liable to be transferred, are provided in the *Corporate governance report* and are also available on our website, at www.infosys.com/IEPF. Details of shares / dividend transferred to IEPF can also be obtained by accessing https://www.iepf.gov.in/IEPFWebProject/SearchInvestorAction.do?method=gotoSearchInvestor\.

Members are requested to claim the dividend(s), which have remained unclaimed/unpaid, by sending a written request to the Company at investors@infosys.com or to the Company's Registrar and Transfer Agent KFin Technologies Limited at einward.ris@kfintech.com or at their address at KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad 500032. Members can find the details of Nodal officer appointed by the company under the provisions of IEPF at https://www.infosys.com/investors/shareholder-services/unclaimed-dividend-shares.html.

Directors' responsibility statement

The financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Companies Act, 2013 and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that:

- In preparation of the annual accounts for the financial year ended March 31, 2023 , the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws, and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

The Auditors' Report for fiscal 2023 does not contain any qualification, reservation, or adverse remark. The Report is enclosed with the *Financial statements* in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2023 does not contain any qualification, reservation, or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*, which forms part of this Integrated Annual Report.

The Auditor's certificate confirming compliance with conditions of corporate governance as stipulated under Listing Regulations, for fiscal 2023 is enclosed as *Annexure 4* to the *Board's report*, which forms part of this Integrated Annual Report.

The Secretarial Auditor's certificate on the implementation of share-based schemes in accordance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be made available on request at the AGM, electronically.

Auditors

Statutory auditor

Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366W/W-100018) ("Deloitte") was appointed as the statutory auditors of the Company, to hold office for the second term of five consecutive years from the conclusion of the 41st AGM of the Company held on June 25, 2022, till the conclusion of the 46th AGM to be held in 2027, as required under Section 139 of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014.

Secretarial auditor

Makarand M. Joshi & Co., Company Secretaries (FCS: 5533, CP: 3662), are appointed as secretarial auditor of the Company for fiscal 2024, as required under Section 204 of the Companies Act, 2013 and Rules thereunder.

Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable for the business activities carried out by the Company.

6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through the Infosys Foundation, towards supporting projects in the areas of education, healthcare, women empowerment, sustainability, rehabilitating the destitute, preserving Indian art and culture, rural development and disaster relief.

The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

The annual report on our CSR activities is appended as *Annexure 6* to the *Board's report*. Infosys also undertakes CSR initiatives outside of India, in US, Australia, and across Europe in UK, Germany, France and Ukraine. The initiatives in the US are carried out through Infosys Foundation USA. The said initiatives are over and above the statutory requirement.

The highlights of the initiatives undertaken by the Company, Infosys Foundation, and Infosys Foundation USA form part of this Integrated Annual Report.

7. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 7* to the *Board's report*, which forms part of this Integrated Annual Report.

Business Responsibility and Sustainability Report (BRSR)

In November 2018, the Ministry of Corporate Affairs (MCA) constituted a Committee on Business Responsibility Reporting ("the Committee") to finalize business responsibility reporting formats for listed and unlisted companies, based on the framework of the National Guidelines on Responsible Business Conduct (NGRBC). Through its report, the Committee recommended that BRR be rechristened BRSR, where disclosures are based on ESG parameters, compelling organizations to holistically engage with stakeholders and go beyond regulatory compliances in terms of business measures and their reporting.

The BRSR disclosures form a part of this Integrated Annual Report. The non-financial sustainability disclosures have been independently assured by KPMG.

Environmental, Social and Governance (ESG)

In October 2020, we launched our ESG Vision 2030. Our focus is steadfast on leveraging technology to battle climate change, water management and waste management. On the social front, our emphasis is on the development of people, especially in the areas of digital skilling, improving diversity and inclusion, facilitating employee wellness and experience, delivering technology for good and energizing the communities we work in. We are also redoubling our efforts to serve the interests of all our stakeholders, by leading through our core values and setting benchmarks in corporate governance.

The ESG Committee was constituted by the Board with effect from April 14, 2021, to discharge its oversight responsibility on matters related to organization-wide ESG initiatives, priorities, and leading ESG practices. The ESG Committee reports to the Board and meets every quarter to review progress on the ESG ambitions articulated in our ESG Vision 2030.

Acknowledgments

We thank our clients, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation for the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Environment and Forests, the Ministry of New and Renewable Energy, the Ministry of Communications, the Ministry of Electronics and Information Technology (Dept of IT), the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Coimbatore , Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kochi, Kolkata, Mangaluru, Mohali, Mumbai, Mysuru, Nagpur, Noida, Pune, Thiruvananthapuram, Visakhapatnam – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas, Arizona and North Carolina.

for and on behalf of the Board of Directors

Sd/-

D. Sundaram
Lead Independent Director

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
April 13, 2023

Annexure I – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

(Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the companies (Accounts) Rules, 2014 - AOC -1)

(In ₹ crore, except % of shareholding and exchange rate)

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover (1) (Includes inter-company transactions)	Profit / (Loss) before taxation (1)	Provision for taxation (1)	Profit / (Loss) after taxation (1)	% of shareholding
1	Infosys BPM Limited (2)	India	Mar 31, 2023	NA	INR	34	4,404	6,631	2,193	2,620	7,529	1,122	276	846	100.00
2	Infosys McCamish Systems LLC (3)	US	Dec 31, 2022	Dec 4, 2009	1 USD = ₹82.73	175	925	4,710	3,610	–	3,691	339	65	274	100.00
3	EdgeVerve Systems Limited (EdgeVerve)	India	Mar 31, 2023	NA	INR	1,312	155	2,248	781	405	3,446	1,268	338	930	100.00
4	Infosys Automotive and Mobility GmbH & Co. KG	Germany	Dec 31, 2022	NA	1 EUR = ₹88.14	15	(424)	5,685	6,094	–	2,509	(310)	–	(310)	100.00
5	Infosys Public Services, Inc. USA (Infosys Public Services)	US	Mar 31, 2023	NA	1 USD = ₹82.17	98	910	1,570	562	–	1,829	214	61	153	100.00
6	Infy Consulting Company Ltd (4)	UK	Mar 31, 2023	NA	1 GBP = ₹101.65	135	96	752	521	–	1,782	57	17	40	100.00
7	Stater Nederland B.V. (5)	The Netherlands	Dec 31, 2022	NA	1 EUR = ₹88.14	8	143	424	273	–	1,260	(2)	–	(2)	75.00
8	Infosys Technologies (China) Co. Limited (Infosys China)	China	Dec 31, 2022	NA	1 RMB = ₹11.91	368	55	857	434	–	1,084	103	–	103	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
9	Infosys Poland Sp. z o.o. [3]	Poland	Mar 31, 2023	Oct 1, 2007	1 PLN = ₹19.17	4	802	1,258	452	87	1,048	107	23	84	100.00
10	WongDoody, Inc [6][7]	US	Dec 31, 2022	NA	1 USD = ₹82.73	1	287	439	151	–	963	149	31	118	100.00
11	Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)* [8]	US	Dec 31, 2022	Oct 27, 2020	1 USD = ₹82.73	6	168	286	112	–	638	37	(1)	38	100.00
12	Outbox systems Inc. dba Simplus (US) [8]	US	Jan 31, 2023	Mar 13, 2020	1 USD = ₹81.93	263	(167)	300	204	2	622	(45)	(78)	33	100.00
13	Infosys Compaz PTE. Ltd [9]	Singapore	Mar 31, 2023	Nov 16, 2018	1 SGD = ₹61.79	13	223	498	262	–	604	42	5	37	60.00
14	Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	Dec 31, 2022	NA	1 MXN = ₹4.25	65	364	565	136	–	538	61	15	46	100.00
15	Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	Dec 31, 2022	NA	1 RMB = ₹11.91	1,004	(408)	998	402	–	476	(89)	–	(89)	100.00
16	Infosys Consulting GmbH [4]	Germany	Dec 31, 2022	NA	1 EUR = ₹88.14	17	50	204	137	–	442	4	5	(1)	100.00
17	Infosys Consulting AG [4]	Switzerland	Dec 31, 2022	NA	1 CHF = ₹89.6	1	85	293	207	–	424	49	13	36	100.00
18	Infosys (Czech Republic) Limited s.r.o [3]	Czech Republic	Mar 31, 2023	NA	1 CZK = ₹3.81	3	107	352	242	–	412	(9)	(2)	(7)	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
19	HIPUS Co., Ltd [9]	Japan	Mar 31, 2023	Nov 16, 2018	1 JPY = ₹0.62	32	80	1,438	1,326	–	349	31	10	21	81.00
20	Infosys Consulting Ltda.	Brazil	Dec 31, 2022	NA	1 BRL = ₹15.65	421	(324)	320	223	–	330	25	17	8	100.00
21	Infosys Consulting S.R.L.	Romania	Dec 31, 2022	NA	1 RON = ₹17.83	17	50	164	97	–	318	18	5	13	100.00
22	Panaya Ltd. [10]	Israel	Dec 31, 2022	NA	1 USD = ₹82.73	256	(921)	368	1,033	–	315	35	5	30	100.00
23	Portland Group Pty Ltd [3]	Australia	Mar 31, 2023	Jan 4, 2012	1 AUD = ₹55.03	18	74	244	152	–	312	41	12	29	100.00
24	Stater N.V. [9]	The Netherlands	Dec 31, 2022	May 23, 2019	1 EUR = ₹88.14	38	612	994	344	–	290	162	22	140	75.00
25	Fluido Oy [11]	Finland	Dec 31, 2022	Oct 11, 2018	1 EUR = ₹88.14	5	125	206	76	–	286	15	2	13	100.00
26	Kaleidoscope Animations Inc[8]	US	Dec 31, 2022	Oct 9, 2020	1 USD = ₹82.73	–	99	119	20	–	264	23	5	18	100.00
27	Infosys Singapore Pte. Ltd. (Infosys Singapore)	Singapore	Dec 31, 2022	NA	1 SGD = ₹61.66	2,886	50	4,586	1,650	–	227	24	(7)	31	100.00
28	Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	Dec 31, 2022	NA	1 SEK = ₹7.92	2	117	208	89	–	199	48	10	38	100.00
29	Infosys Management Consulting Pty. Limited [4]	Australia	Dec 31, 2022	NA	1 AUD = ₹56.17	17	19	66	30	–	197	14	4	10	100.00
30	Stater Belgium N.V./S.A. [12]	Belgium	Dec 31, 2022	NA	1 EUR = ₹88.14	54	34	215	127	–	191	10	4	6	75.00
31	GuideVision, s.r.o. [13]	Czech Republic	Dec 31, 2022	Oct 1, 2020	1 CZK = ₹3.65	–	66	117	51	–	175	22	6	16	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
32	Infosys Luxembourg S.a.r.l	Luxembourg	Mar 31, 2023	NA	1 EUR = ₹89.44	17	(3)	87	73	–	173	8	–	8	100.00
33	BASE life science A/S [14]	Denmark	Jun 30, 2023	Sep 1, 2022	1 DKK = ₹12.01	–	25	127	102	–	162	(22)	(5)	(17)	100.00
34	Simplus Australia Pty Ltd [15]	Australia	Jan 31, 2023	NA	1 AUD = ₹57.44	18	(32)	48	62	–	142	13	–	13	100.00
35	Fluido Sweden AB (Extero) [16]	Sweden	Dec 31, 2022	NA	1 SEK = ₹7.92	11	3	40	26	–	122	14	3	11	100.00
36	Infosys BPO Americas LLC. [3]	US	Mar 31, 2023	NA	1 USD = ₹82.17	130	(93)	57	20	–	119	27	3	24	100.00
37	Infy Consulting B.V. [4]	The Netherlands	Dec 31, 2022	NA	1 EUR = ₹88.14	1	44	73	28	–	96	9	2	7	100.00
38	Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)* [17]	Malaysia	Mar 31, 2023	Dec 14, 2021	1 MYR = ₹18.62	29	(26)	68	65	–	92	(31)	–	(31)	100.00
39	Infosys Middle East FZ LLC [11]	Dubai	Dec 31, 2022	Jan 01, 2018	1 AED = ₹22.53	1	(16)	47	62	–	89	(1)	–	(1)	100.00
40	HypoCasso B.V. [5]	The Netherlands	Dec 31, 2022	NA	1 EUR = ₹88.14	8	11	48	29	–	80	16	4	12	75.00
41	Infosys Fluido U.K., Ltd. *(formerly known as Simplus U.K, Ltd)* [16]	UK	Dec 31, 2022	NA	1 GBP = ₹99.53	4	(26)	15	37	–	80	(12)	–	(12)	100.00
42	Panaya Inc. (Panaya)	US	Dec 31, 2022	Mar 5, 2015	1 USD = ₹82.73	–	386	724	338	–	76	2	4	(2)	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
43	Infosys Consulting (Belgium) NV [4]	Belgium	Dec 31, 2022	NA	1 EUR = ₹88.14	3	(12)	44	53	–	72	–	–	–	100.00
44	Infosys Consulting SAS [4]	France	Dec 31, 2022	NA	1 EUR = ₹88.14	29	(12)	31	14	–	71	4	–	4	100.00
45	Simplus Philippines, Inc. [18]	Philippines	Jan 31, 2023	NA	1 PHP = ₹1.5	1	11	20	8	–	71	5	1	4	100.00
46	Fluido Norway A/S [16]	Norway	Dec 31, 2022	NA	1 NOK = ₹8.38	–	37	57	20	–	61	22	5	17	100.00
47	oddity waves GmbH [19]	Germany	Dec 31, 2022	Apr 20, 2022	1 EUR = ₹ 88.14	–	18	36	18	–	61	16	5	11	100.00
48	Infosys Chile SpA	Chile	Dec 31, 2022	NA	1 CLP = ₹0.09	7	18	35	10	–	60	11	3	8	100.00
49	Fluido Denmark A/S [16]	Denmark	Dec 31, 2022	NA	1 DKK = ₹11.85	3	(1)	23	21	–	59	–	–	–	100.00
50	oddity jungle GmbH [19]	Germany	Dec 31, 2022	Apr 20, 2022	1 EUR = ₹88.14	–	12	37	25	–	56	(3)	(1)	(2)	100.00
51	oddity GmbH [19]	Germany	Dec 31, 2022	Apr 20, 2022	1 EUR = ₹88.14	–	21	41	20	–	55	2	1	1	100.00
52	oddity space GmbH [19]	Germany	Dec 31, 2022	Apr 20, 2022	1 EUR = ₹88.14	–	6	27	21	–	52	–	–	–	100.00
53	Infosys Turkey Bilgi Teknolojileri Limited Sirketi	Turkey	Dec 31, 2022	NA	1 TRY = ₹4.42	7	(54)	53	100	–	42	(54)	–	(54)	100.00
54	Infosys Green Forum [20]	India	Mar 31, 2023	NA	INR	1	293	329	35	31	34	4	–	4	100.00
55	BASE life science AG [21]	Switzerland	Jun 30, 2023	Sep 1, 2022	1 CHF= ₹89.58	1	15	30	14	–	31	1	–	1	100.00
56	Infosys Consulting S.R.L. [22]	Argentina	Dec 31, 2022	NA	1 ARS = ₹0.47	10	(32)	53	75	–	29	(36)	(9)	(27)	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
57	Infosys Limited Bulgaria EOOD	Bulgaria	Dec 31, 2022	NA	1 BGN = ₹45.07	2	–	7	5	–	26	1	–	1	100.00
58	Kaleidoscope Prototyping LLC[23]	US	Dec 31, 2022	NA	1 USD = ₹82.73	–	19	20	1	–	23	6	–	6	100.00
59	GuideVision Magyarország Kft. [24]	Hungary	Dec 31, 2022	NA	1 HUF = ₹0.22	–	2	5	3	–	20	1	–	1	100.00
60	oddity group services GmbH [19]	Germany	Dec 31, 2022	Apr 20, 2022	1 EUR = ₹88.14	–	1	10	9	–	19	(1)	–	(1)	100.00
61	BASE life science GmbH [21]	Germany	Jun 30, 2023	Sep 1, 2022	1 EUR = ₹89.44	–	(1)	10	11	–	18	(1)	–	(1)	100.00
62	oddity code GmbH [19]	Germany	Dec 31, 2022	Apr 20, 2022	1 EUR = ₹88.14	–	2	7	5	–	16	–	–	–	100.00
63	Infosys Austria GmbH	Austria	Dec 31, 2022	NA	1 EUR = ₹88.14	1	1	27	25	–	15	(2)	(1)	(1)	100.00
64	GuideVision Polska SP. Z O.O. [24]	Poland	Dec 31, 2022	NA	1 PLN = ₹18.87	–	1	4	3	–	14	–	–	–	100.00
65	Infosys Fluido Ireland, Ltd. *(formerly known as Simplus Ireland, Ltd)* [25]	Ireland	Dec 31, 2022	NA	1 EUR = ₹88.14	1	1	2	–	–	13	7	–	7	100.00
66	BASE life science S.L. [21][26]	Spain	Jun 30, 2023	Sep 1, 2022	1 EUR = ₹89.44	–	1	14	13	–	13	1	–	1	100.00
67	Infosys Public Services Canada Inc. [27][28]	Canada	Mar 31, 2023	NA	1 CAD = ₹60.67	13	(1)	18	6	–	12	(1)	–	(1)	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
68	Infosys Financial Services GmbH *(formerly known as Panaya GmbH)* [29]	Germany	Dec 31, 2022	NA	1 EUR = ₹88.14	–	(1)	77	78	–	11	–	–	–	100.00
69	GuideVision UK Ltd [24][30]	UK	Dec 31, 2022	NA	1 GBP = ₹99.53	–	2	10	8	–	11	–	–	–	100.00
70	Infosys Business Solutions LLC [31]	Qatar	Dec 31, 2022	NA	1 QAR = ₹22.65	8	4	14	2	–	9	3	–	3	100.00
71	Fluido Slovakia s.r.o [16]	Slovakia	Dec 31, 2022	NA	1 EUR = ₹88.14	1	5	7	1	–	8	1	–	1	100.00
72	GuideVision Deutschland GmbH [24]	Germany	Dec 31, 2022	NA	1 EUR = ₹88.14	–	–	3	3	–	8	(4)	–	(4)	100.00
73	GuideVision Suomi Oy [24]	Finland	Dec 31, 2022	NA	1 EUR = ₹88.14	–	2	3	1	–	8	1	–	1	100.00
74	oddity Limited (Taipei) [32]	Taiwan	Dec 31, 2022	Apr 20, 2022	1 TWD = ₹2.69	–	–	5	5	–	8	1	–	1	100.00
75	BASE life science Ltd. [21]	UK	Jun 30, 2023	Sep 1, 2022	1 GBP = ₹101.65	–	1	4	3	–	8	(1)	–	(1)	100.00
76	oddity (Shanghai) Co., Ltd. [32]	China	Dec 31, 2022	Apr 20, 2022	1 RMB = ₹11.91	1	3	6	2	–	6	–	–	–	100.00
77	oddity code D.O.O [33]	Serbia	Dec 31, 2022	Apr 20, 2022	1 RSD = ₹0.75	–	2	4	2	–	6	1	–	1	100.00
78	BASE life science S.r.l. [21]	Itlay	Jun 30, 2023	Sep 1, 2022	1 EUR = ₹89.44	–	(1)	5	6	–	6	–	–	–	100.00
79	Infosys South Africa (Pty) Ltd [11]	South Africa	Dec 31, 2022	NA	1 ZAR = ₹4.87	4	1	9	4	–	5	1	–	1	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
80	BASE life science S.A.S [21]	France	Jun 30, 2023	Sep 1, 2022	1 EUR = ₹89.44	–	1	8	7	–	5	1	–	1	100.00
81	Stater Gmbh [5][34]	Germany	Dec 31, 2022	NA	1 EUR = ₹88.14	–	(6)	5	11	–	2	(4)	–	(4)	75.00
82	Stater XXL B.V. [5]	The Netherlands	Dec 31, 2022	NA	1 EUR = ₹88.14	–	–	–	–	–	1	1	–	1	75.00
83	Infosys Nova Holdings LLC. (Infosys Nova)	US	Dec 31, 2022	NA	1 USD = ₹82.73	2,766	8	2,791	17	–	–	23	–	23	100.00
84	Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	Dec 31, 2022	Oct 22, 2012	1 CHF = ₹89.6	162	347	614	105	–	–	45	–	45	100.00
85	Infosys Arabia Limited [30][35]	Saudi Arabia	Dec 31, 2022	NA	1 SAR = ₹22	3	1	4	–	–	–	–	–	–	70.00
86	Stater Participations B.V. [5]	The Netherlands	Dec 31, 2022	NA	1 EUR = ₹88.14	–	(260)	89	349	–	–	–	–	–	75.00
87	Infosys Germany Holding Gmbh	Germany	Dec 31, 2022	NA	1 EUR = ₹88.14	2	–	2	–	–	–	–	–	–	100.00
88	Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* [36]	Germany	Dec 31, 2022	Mar 22, 2022	1 EUR = ₹88.14	–	(48)	361	409	–	–	(29)	–	(29)	100.00
89	Brilliant Basics Limited [30][37]	UK	Mar 31, 2023	NA	1 GBP = ₹101.65	–	1	1	–	–	–	–	–	–	100.00
90	Skava Systems Private Limited (Skava Systems) [30]	India	Mar 31, 2023	Jun 2, 2015	INR	–	81	93	12	81	–	7	2	5	100.00

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
91	Brilliant Basics Holdings Limited (Brilliant Basics) [30]	UK	Mar 31, 2023	Sep 8, 2017	1 GBP = ₹101.65	–	63	63	–	–	–	–	–	–	100.00
92	Infosys Americas Inc., (Infosys Americas) [30]	US	Mar 31, 2023	NA	1 USD = ₹82.17	1	–	1	–	–	–	–	–	–	100.00
93	BASE life science Inc. [21]	US	Jun 30, 2023	Sep 1, 2022	1 USD = ₹82.17	–	–	–	–	–	–	–	–	–	100.00
94	Innovisor Inc. [21]	US	Jun 30, 2023	Sep 1, 2022	1 USD = ₹82.17	–	–	–	–	–	–	–	–	–	100.00
95	Infosys BPM UK Limited [3]	UK	Mar 31, 2023	NA	1 GBP = ₹101.65	1	–	1	–	–	–	–	–	–	100.00
96	Panaya Germany GmbH [10][38]	Germany	Dec 31, 2022	NA	1 EUR = ₹88.14	–	–	–	–	–	–	–	–	–	100.00
97	Simplus ANZ Pty Ltd.[18]	Australia	Jan 31, 2023	NA	1 AUD = ₹57.44	–	–	–	–	–	–	–	–	–	100.00
98	Infosys Norway [11][39]	Norway	Mar 31, 2023	NA	1 NOK = ₹7.88	–	–	–	–	–	–	–	–	–	100.00

[1] Converted at monthly average exchange rates

[2] On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited

[3] Wholly-owned subsidiary of Infosys BPM Limited

[4] Wholly-owned subsidiary of Infosys Consulting Holding AG

[5] Wholly-owned subsidiary of Stater N.V.

[6] Effective December 31, 2021 WongDoody Holding Company Inc. and WDW Communications, Inc. merged with WongDoody, Inc.

[7] Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021

[8] Wholly-owned subsidiary of Infosys Nova Holdings LLC

[9] Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*

[10] Wholly-owned subsidiary of Panaya Inc

[11] Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*

[12] Majority-owned and controlled subsidiary of Stater Participations B.V

[13] Wholly-owned subsidiary of Infy Consulting Company Limited

[14] On September 1, 2022, Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)* (a wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

[15] Wholly-owned subsidiary of Simplus ANZ Pty Ltd

[16] Wholly-owned subsidiary of Fluido Oy

[17] On December 14, 2021, Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*, a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*

[18] Wholly-owned subsidiary of Outbox Systems Inc.

[19] On April 20, 2022, Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* (a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and oddity GmbH.

[20] Incorporated on August 31, 2021

[21] Wholly-owned subsidiary of BASE life science A/S

[22] Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority-owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

(23) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

(24) Wholly-owned subsidiary of GuideVision s.r.o.

(25) Wholly-owned subsidiary of Infosys Fluido UK, Ltd. *(formerly Simplus U.K., Ltd)*

(26) Incorporated on September 6, 2022

(27) Incorporated on July 8, 2022

(28) Wholly-owned subsidiary of Infosys Public Services, Inc.

(29) Infosys Financial Services GmbH. *(formerly Panaya GmbH)* became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)* with effect from February 23, 2023.

(30) Under liquidation

(31) Incorporated on February 20, 2022

(32) Wholly-owned subsidiary of oddity GmbH

(33) Wholly-owned subsidiary of oddity code GmbH

(34) Incorporated on August 4, 2021

(35) Majority-owned and controlled subsidiary of Infosys Limited

(36) On March 22, 2022, Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*, a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*.

(37) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(38) Incorporated effective December 15, 2022

(39) Incorporated effective February 7, 2023.

Notes :

1. Investments exclude investments in subsidiaries
2. Proposed dividend from any of the subsidiaries is nil except for Infosys BPM Limited and EdgeVerve which proposed a final dividend of ₹2,34,000 per equity share (₹10,000 par value) and ₹3.05 per equity share (₹10 par value), respectively, subject to approval of shareholders in ensuing Annual General Meeting of the Company.
3. Reserve and surplus includes Other comprehensive income and securities premium.

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2023, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

There were no material contracts or arrangements or transactions entered into during the year ended March 31, 2023.

for and on behalf of the Board of Directors

Sd/-	Sd/-
D. Sundaram *Lead Independent Director*	**Salil Parekh** *Chief Executive Officer and Managing Director*

Bengaluru
April 13, 2023

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing and next-generation digital services. We enable clients across 56 countries to outperform their competition and stay ahead on the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The Nomination and Remuneration Committee continuously reviews the compensation of our CEO and other Key Managerial Personnel (KMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, KMP and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

The change in remuneration in fiscal 2023 as compared to fiscal 2022 is primarily on account of change in perquisite value of stock incentives granted in previous years and exercised during the year, and higher stock incentives exercised in certain cases and change in cash compensation. The change in perquisite value of stock incentives exercised during the year also includes the impact of change in share price during the period of exercise.

Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(a) Remuneration details of directors and KMP

Name	Director Identification Number (DIN)	Title	% increase of remuneration in fiscal 2023 as compared to fiscal 2022 [1]	Ratio of remuneration to MRE [1]	% increase of remuneration in fiscal 2023 as compared to fiscal 2022 (excluding perquisite value of stock incentives exercised during the year)	Ratio of remuneration to MRE (excluding perquisite value of stock incentives exercised during the year)	No. of RSUs granted in fiscal 2023
Nandan M. Nilekani [2]	00041245	Non-executive and Non-independent Chairman	–	–	–	–	–
Kiran Mazumdar-Shaw [3]	00347229	Lead Independent Director	NA	NA	NA	NA	–
D. Sundaram [4]	00016304	Lead Independent Director	21	30	21	30	–
Michael Gibbs	08177291	Independent Director	41	29	41	29	–
Uri Levine [5]	08733837	Independent Director	47	26	47	26	–
Bobby Parikh	00019437	Independent Director	22	22	22	22	–
Chitra Nayak	09101763	Independent Director	48	28	48	28	–
Govind Iyer [6]	00169343	Independent Director	NA	NA	NA	NA	–
Salil Parekh [7]	01876159	Chief Executive Officer and Managing Director	(21)	627	38	287	3,53,953
Nilanjan Roy [8]	NA	Chief Financial Officer	28	118	18	55	45,829
A.G.S. Manikantha [9]	NA	Company Secretary	1	17	15	12	2,750

MRE – Median Remuneration of Employees

Notes:

The remuneration details in the above table pertain to directors and KMP as required under the Companies Act, 2013. The table above additionally includes the % increase in remuneration excluding perquisite value of stock incentives exercised during the year.

The details in the above table are on accrual basis.

The % increase of remuneration is provided only for those directors and KMP who have drawn remuneration from the Company for full fiscal 2023 and full fiscal 2022. The ratio of remuneration to MRE is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2023.

(1) Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2023 is mentioned separately in the above table. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) Kiran Mazumdar-Shaw retired as Lead Independent Director effective March 22, 2023.

(4) D. Sundaram was appointed as Lead Independent Director effective March 23, 2023.

(5) Uri Levine to retire as Independent Director effective April 19, 2023.

(6) Govind Iyer was appointed as Independent Director effective January 12, 2023.

(7) a) Remuneration includes ₹30.60 crore pertaining to exercise of 1,24,783 Restricted Stock Units (RSUs) under the 2015 Plan and 73,962 RSUs under the 2019 Plan during fiscal 2023.

b) On the recommendation of the Nomination and Remuneration Committee, in accordance with the terms of his previous employment agreement, the Board approved

i) the grant of 84,361 performance-based RSUs under the 2015 Plan effective May 2, 2022

ii) the grant of 64,893 performance-based RSUs for fiscal 2023 under the 2019 Plan effective May 2, 2022. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the previous employment agreement.

c) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his revised employment agreement effective July 1, 2022, the Board approved

i) the grant of 1,40,228 performance-based RSUs under the 2015 Plan effective August 1, 2022. These will vest based on the achievement of certain performance targets.

ii) the grant of 12,894 performance-based RSUs under the 2015 Plan effective August 1, 2022. These will vest based on the achievement of certain environment, social and governance milestones as determined by the Board.

iii) the grant of 32,236 performance-based RSUs under the 2015 Plan effective August 1, 2022. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board.

iv) the grant of 19,341 annual time-based RSUs for fiscal 2023 under the 2015 Plan effective February 1, 2023

These RSUs will vest in line with the revised employment agreement.

(8) a) Remuneration includes ₹5.67 crore on account of exercise of 26,701 RSUs under the 2015 Plan and 10,667 RSUs under the 2019 Plan during fiscal 2023.

b) On the recommendation of the Nomination and Remuneration Committee, the Board approved

i) the grant of 5,616 annual performance-based RSUs under the 2015 Plan effective May 2, 2022

ii) the grant of 5,931 annual performance-based RSUs under the 2015 Plan effective February 1, 2023

iii) the grant of 11,282 annual time-based RSUs under the 2015 Plan effective February 1, 2023

iv) the grant of 13,000 performance-based RSUs under the 2019 Plan effective June 1, 2022. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

v) the grant of 10,000 performance-based RSUs under the 2019 Plan effective March 31, 2023. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the RSU award agreement.

(9) a) Remuneration includes ₹0.46 crore on account of exercise of 1,000 RSUs under the 2015 Plan and 2,000 RSUs under the 2019 Plan during fiscal 2023.

b) On the recommendation of the Nomination and Remuneration Committee, the Board approved the grant of 1,000 and 1,750 performance-based RSUs under the 2019 Plan effective June 1, 2022 and March 31, 2023, respectively. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The MRE was ₹9,00,012 and ₹8,14,332 in fiscal 2023 and fiscal 2022, respectively. The increase in MRE in fiscal 2023, as compared to fiscal 2022, is 10.52%.

The average annual increase in the salaries of employees was 9.9% in India, after accounting for promotions and other event-based compensation revisions. Employees outside India received a wage increase in line with the market trends in the respective countries.

3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Location	Remuneration in fiscal 2023 (In ₹) [1]	No. of RSUs granted in fiscal 2023 [2]	Previous employment and designation
Mohit Joshi	President	BA(H), MBA	48	26	Dec 7, 2000	UK	57,32,10,914 [3]	31,000	ABN AMRO Bank, Manager
Salil Parekh	CEO & MD	B.Tech, ME	58	35	Jan 2, 2018	India	56,44,69,740 [4]	3,53,953	Capgemini, Director General
Martha G. King	Chief Client Officer	BS	59	38	Oct 12, 2020	US	23,28,65,457	53,986	Vanguard, Managing Director
Karmesh Gul Vaswani	Segment Head – CPG, Logistics and Retail	BE	51	30	Mar 3, 2003	UK	22,90,22,699 [5]	60,350	Accenture, Senior Manager
Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	BA LLB, LLM	58	32	Jul 3, 2017	US	21,92,99,018 [6]	70,030	Wipro, Senior Vice President and General Counsel
Jasmeet Singh	Segment Head, Manufacturing	B.Tech, MBA	51	27	May 31, 2011	US	14,44,49,984 [7]	48,370	HCL America, Vice President
Anand Swaminathan	Segment Head – Communication, Media and Technology	ACS, AICWA, MS	51	31	Apr 26, 1999	US	13,13,26,079 [8]	48,370	Rane Brake Linings Limited, Manager Information Technology
Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	BA, PGD	60	39	Oct 26, 2015	India	13,02,31,856 [9]	30,990	Philips India, Head of HR
Frank Satterthwaite	Senior Vice President – Delivery, FSHIL	BS, MBA	60	33	Oct 12, 2020	US	10,63,28,234 [10]	31,869	Vanguard, Principal
Nilanjan Roy	Chief Financial Officer	B.Com (H), CA	56	32	Mar 1, 2019	India	10,61,66,383 [11]	45,829	Bharti Airtel Limited, Global Chief Financial Officer

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company.

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

For employees based overseas, average exchange rates have been used for conversion to INR.

(1) Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961 or relevant overseas tax regulations as applicable. Accordingly, the value of stock incentives granted during the period is not included. Additionally, the number of stock incentives granted in fiscal 2023 is included in the table above.

(2) Includes equity-settled and cash-settled RSUs issued at par under the 2015 and 2019 Plans.

(3) a) Remuneration includes ₹38.95 crore on account of exercise of 92,475 RSUs, 2,25,500 ESOPs under the 2015 Plan and 27,333 under the 2019 Plan during fiscal 2023.

b) Mohit Joshi resigned as President from the Company. He is on leave from March 11, 2023 and will stay on leave till the last date with the Company, that is, June 9, 2023.

(4) Remuneration includes ₹30.60 crore on account of exercise of 1,24,783 RSUs under the 2015 Plan and 73,962 under the 2019 Plan during fiscal 2023.

(5) Remuneration includes ₹12.87 crore on account of exercise of 28,275 RSUs, 62,400 ESOPs under the 2015 Plan and 14,333 RSUs under the 2019 Plan during fiscal 2023.

(6) Remuneration includes ₹12.46 crore on account of exercise of 28,975 RSUs, 55,566 ESOPs under the 2015 Plan and 14,333 RSUs under the 2019 Plan during fiscal 2023.

(7) Remuneration includes ₹7.96 crore on account of exercise of 17,125 RSUs, 33,700 ESOPs under the 2015 Plan and 12,000 RSUs under the 2019 Plan during fiscal 2023.

(8) Remuneration includes ₹6.72 crore on account of exercise of 4,600 RSUs, 50,200 ESOPs under the 2015 Plan and 4,666 RSUs under the 2019 Plan during fiscal 2023.

(9) a) Remuneration includes ₹8.09 crore on account of exercise of 22,425 RSUs, 28,500 ESOPs under the 2015 Plan and 10,000 RSUs under the 2019 Plan during fiscal 2023.

b) Krishnamurthy Shankar retired as Group Head – Human Resources and Infosys Leadership Institute effective March 21, 2023.

(10) Remuneration includes ₹1.37 crore on account of exercise of 6,872 RSUs under the 2015 Plan and 2,352 RSUs under the 2019 Plan during fiscal 2023.

(11) Remuneration includes ₹5.67 crore on account of exercise of 26,701 RSUs under the 2015 Plan and 10,667 RSUs under the 2019 Plan during fiscal 2023.

Annexure 4: Independent Auditor's certificate on corporate governance

REF:IL/2023-24/001

INDEPENDENT AUDITOR'S CERTIFICATE

TO THE MEMBERS OF INFOSYS LIMITED

CERTIFICATE ON CORPORATE GOVERNANCE

1. This certificate is issued in accordance with the terms of our engagement letter reference number IL/2022-23/17 dated July 15, 2022 and addendum dated March 30, 2023.
2. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited (the "Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on March 31, 2023, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations").

Managements' Responsibility

3. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in Listing Regulations.

Auditor's Responsibility

4. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
5. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
6. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the ICAI), the Standards on Auditing specified under Section 143(10) of the Companies Act 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

8. Based on our examination of the relevant records and according to the information and explanations provided to us and the representations provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the Listing Regulations during the year ended March 31, 2023.
9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For **DELOITTE HASKINS & SELLS LLP**
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sd/-

Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN: 23039826BGXRYS6721

Place: Bengaluru
Date: April 13, 2023

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2023
Form No. MR-3

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

We have conducted the secretarial audit of the compliance with applicable statutory provisions and the adherence to good corporate practices by Infosys Limited ("the Company"). The secretarial audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conduct / statutory compliances and expressing our opinion thereon.

Auditor's responsibility

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards require that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period from April 01, 2022 to March 31, 2023 ("the audit period") complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanisms in place to the extent and in the manner reporting made hereinafter:

(i) The Companies Act, 2013 ("the Act") and the rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 (SCRA) and the rules made thereunder;

(iii) The Depositories Act, 1996 and the regulations and bye-laws framed thereunder;

(iv) The Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment **(External Commercial Borrowings are not applicable to the Company during the Audit Period)**;

(v) The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("the SEBI Act"): -

(a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

(c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; (not applicable to the Company during the audit period)

(d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

(e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; (not applicable to the Company during the audit period)

(f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

(g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; (not applicable to the Company during the audit period) and

(h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018. ("the Buyback Regulations")

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.

(ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder ("the Listing Regulations").

We further report that, with regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has generally complied with the following laws applicable specifically to the Company:

- The Special Economic Zones Act, 2005 and the rules made thereunder; and
- Software Technology Parks of India Rules and Regulations

During the audit period, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. made thereunder.

We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, and Independent Directors. The changes in the composition of the Board of Directors that took place during the audit period were carried out in compliance with the provisions of the Act and Listing Regulations.

Adequate notice was given to all directors to schedule Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance (a few meetings were convened at shorter notice for which necessary approvals were obtained as per applicable provisions). A system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board meetings and Committee meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that during the audit period,

- The Company bought back 6,04,26,348 fully paid-up equity shares of face value of ₹5/- at the average price of ₹1539.06/-(rounded off to two decimals) each through the stock exchange mechanism as prescribed under the Buyback Regulations. The Company has extinguished all the Equity Shares purchased under the Buyback.
- The Company has issued and allotted 22,47,751 Equity Shares of face value of ₹5/- each pursuant to 2015 Stock Incentive Compensation Plan and the Infosys Expanded Stock Ownership Program 2019.

For Makarand M. Joshi & Co.
Company Secretaries

Sd/-

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
PR: 640/2019
UDIN: F005533E000088990

Place: Mumbai
Date: April 13, 2023

This report is to be read with Annexure A which forms an integral part of this report.

Annexure A

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the Management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that accurate facts are reflected in secretarial records. We believe that the processes and practices we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.
4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance of the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

For Makarand M. Joshi & Co.
Company Secretaries

Sd/-

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
PR: 640/2019
UDIN: F005533E000088990

Place: Mumbai
Date: April 13, 2023

Annexure 6 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended.]

1. Brief outline on CSR Policy of the Company:

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover business, but also the communities around us. Our Corporate Social Responsibility (CSR) encompasses holistic community development and institution building, while shaping and sharing solutions that serve the development of businesses and communities. Our CSR Policy aims to provide a dedicated approach to community development in the areas of education, healthcare, women empowerment, environmental sustainability, rehabilitating the destitute, preserving Indian art and culture, rural development and disaster relief. We contribute to serve the development of people by shaping their future with meaningful opportunities, thereby accelerating the sustainable development of society while preserving the environment, and making our planet a better place today and for future generations.

Objectives

Our broad objectives, as stated in our CSR Policy, include:

- Making a positive impact on society through economic development with minimal resource footprint, and
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders.

Focus areas

- Promoting education and enhancing vocational skills
- Promoting healthcare including preventive healthcare
- Promoting gender equality by empowering women
- Environmental sustainability and ecological balance
- Destitute care and rehabilitation
- Protection of national heritage, restoration of historical sites and promotion of art and culture

CSR activities

Infosys Limited ("Infosys" or "the Company") has been an early adopter of CSR initiatives. Infosys undertakes CSR initiatives both directly as well as through Infosys Foundation ("the Foundation"). The Foundation was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated CSR activities to be undertaken by the Company.

Key highlights of the activities during the year are listed below:

- Support rapid operationalization of the Mother and Child Block at the All-India Institute of Medical Sciences (AIIMS) through provision of medical equipment;
- In partnership with Ramakrishna Mission, providing schools across the country with STEM labs, online courses, and scholarships to meritorious students;
- Installed household biogas units and high-efficiency biomass cookstoves for smoke-free kitchens, support organic farming, long-term socio-economic and health benefits for the communities;
- Infosys Springboard, a digital literacy program powered by tech platform that enables students to acquire core digital skills, life skills and become lifelong learners;
- Partner with the Rehabilitation and Welfare section of the Indian Army to provide educational grants to widows and children of army personnel who lost their lives while in service;
- Providing job-readiness skills training and placement to unemployed youth in the UNXT program with Unnati.

2. Composition of CSR Committee:

Sl. No.	Name of the director	Designation / Nature of directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1	Govind Iyer [1]	Chairperson	NA	NA
2	Chitra Nayak	Member	4	4
3	Uri Levine	Member	4	4
4	Kiran Mazumdar-Shaw [2]	Chairperson	4	4

[1] Appointed as a member of the Committee effective January 13, 2023, and the Chairperson effective March 23, 2023

[2] Ceased to be a Chairperson and member of the Committee due to retirement as Independent Director effective March 22, 2023

3. Web link(s) for composition of CSR committee, CSR policy and CSR projects approved by the Board.

- The composition of the CSR Committee is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/committee-composition.pdf
- The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf
- The Company has also adopted the CSR Committee Charter, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf
- The Board, based on the recommendation of the CSR Committee, at its meeting held on April 11, 2023, has approved the annual action plan / projects for fiscal 2024, the details of which are available on our website, at https://www.infosys.com/investors/reports-filings/documents/annual-action-plan-fy24.pdf

4. Executive summary and web link(s) of Impact Assessment reports

Overview:

The Company fulfils its CSR ambitions and initiatives, both through its internal CSR volunteers & groups and through the Infosys Foundation – a not-for-profit entity.

Given the scale and impact of the CSR projects, a robust methodology for documenting the objectives and corresponding measurement criteria has been identified and implemented. This document includes:

Key objectives:

- Obtain insights into projects to determine the overall effectiveness and impact;
- Use measurable indicators to gauge progress of grantee organizations in meeting their intended milestones and long-term goals;
- Provide frameworks, metrics and tools for ongoing evaluation, monitoring, and design;
- Provide recommendations for decision-making for grants; and
- Serve as a guidepost for future projects.

Methodology:

Results will be measured through a process-outcome evaluation focused on generating appropriate evidence through four key channels:

1. Key informant interviews:

These are in-depth interviews with individuals who have first-hand knowledge about the projects, the underlying need, the people/ community served by the project, and the intended use of the grant. These interviews are conducted in two rounds – prior to the actual site visit and then as a summative exercise to triangulate the nature of the findings.

2. Site visits:

These are in-person visits to the project or program sites and the surrounding communities to gather information based on a checklist of program milestones. These visits and discussions facilitate the research team to come up with observations, and or draw conclusions.

3. Secondary data analysis:

This is a desk-based analysis of data from grantee organizations on the usage of grant, timelines, and monitoring data using management information systems (MIS), photographs, press releases, among others.

4. End user surveys:

These are face-to-face, web-based, or telephone-based interactions with end users or beneficiaries of projects.

The data thus gathered from primary and secondary sources is analyzed and triangulated to present a comprehensive assessment of project outcomes and implementation processes.

The executive summary includes details of 16 CSR projects considered for impact assessment, conducted by LEAD @ Krea University [1].

[1] LEAD at Krea University (Leveraging Evidence for Access and Development) is research centre that is part of IFMR (The Institute for Financial Management and Research) Society.

Executive summary of assessed grants:

Projects undertaken for impact assessment in the current year cover the broad areas of education, healthcare, destitute care, rural development, and environmental sustainability as described below. These projects align with the ESG framework and support 10 of the UN SDG goals.


1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
15 LIFE ON LAND

A. EDUCATION

- Focus on science and technology
- Centre of Excellence to recognize, encourage and foster world-class contributions to science and research

Sl. No.	Beneficiary name	Project description
1.	Infosys Science Foundation (ISF), Karnataka	Construction of a three-story 37,670 sq. ft. Centre of Excellence building on-campus, with spaces to host public forums, seminars and prize ceremonies.

B. HEALTHCARE

- Enhancing medical infrastructure

Sl. No.	Beneficiary name	Project description
1.	Sri Jayadeva Institute of Cardiovascular Sciences & Research, Karnataka	Construction of a four-story outpatient block within the hospital premises to address increased patient load and acute shortage of space, and along with provision of medical equipment to provide affordable, high quality critical cardiac care facilities. The block has a built-up area of over 1,70,000 sq. ft. and a capacity of 350 beds (100 ICCU beds and 250 general ward beds).
2.	Kidwai Memorial Institute of Oncology, Karnataka	Construction of a five-story outpatient block within the hospital premises to address increased patient load and consolidate the eight outpatient departments spread across various buildings on campus. The building is approximately 75,000 sq. ft. and serves an estimated 2,500 cancer patients daily.

C. DESTITUTE CARE

- Support for people affected by the COVID-19 pandemic
- Flood relief
- Infrastructure projects to address the needs of patients and their families
- Short-stay facilities for ex-servicemen and war widows
- Protection of wildlife and forest reserves

1. Relief efforts

Sl. No.	Beneficiary name	Project description
1.	• Navy Welfare and Wellness Association (NWWA), Kerala • Ramakrishna Kutir, Uttarakhand • Seva Bharathi, Kerala • Sri Ramakrishna Sevashrama, Andhra Pradesh	• Implementation of flood relief efforts including immediate disaster relief to 6,975 households (Andhra Pradesh: 6,450 and Kerala: 525). • Rehabilitation, infrastructure repair and reconstruction of 38 households and 2 care homes in Kerala and Uttarakhand and 126 schools in Andhra Pradesh. • Distribution of stationery to 5,276 students in Andhra Pradesh.
2.	• Nirmaan, Telangana • Ullal Municipal Corporation, Karnataka	COVID-19 pandemic relief efforts: • Infrastructure capacity building of a public hospital and an electric crematorium. – A 25-bed pediatric intensive care unit was added to the existing hospital in Hyderabad. – The electric crematorium in Mangaluru is a cost-effective, time-efficient, and environment-friendly facility.

2. Infrastructure projects

Sl. No.	Beneficiary name	Project description
1.	Tata Memorial Centre, Maharashtra	Construction of a 12-story stay facility for patients and their caregivers on the new ACTREC campus. It has an area of 2,30,850 sq. ft. and is utilized by an estimated 300 patients each month.
2.	National Cancer Institute, Haryana	Construction of a long-term ten-level stay facility for patients and their caregivers to access sustained medical care at AIIMS Jhajjar, a campus of AIIMS New Delhi. The building has a total area of 2,71,250 sq. ft., with an estimated capacity to accommodate 806 beds.
3.	Sri Venkateswara Zoological Park, Andhra Pradesh	Construction of a protective wall for defense against trespassers, poachers, the spread of forest fires, smugglers and other external threats. The wall is eight kilometers long, 2.4 meters high, and has a 900 mm high barbed wire fencing over the wall.
4.	Sri Chamarajendra Zoological Gardens, Karnataka	Construction of a 25,000 sq. ft. animal enclosure to house the members of an endangered species.
5.	Rajya Sainik Sadan, Odisha	Construction of a short-stay rest house for war widows, disabled soldiers, ex-servicemen, and their families. It is a four-storey building with a built-up area of approximately 11,800 sq. ft.

D. RURAL DEVELOPMENT

The project serves the long-term goal of helping girls from rural backgrounds achieve high standards in education.

Sl. No.	Beneficiary name	Project description
1.	Ramakrishna Mission, Karnataka	Construction of a two-floor academic block at Sri Sarada Devi Vidya Kendra School for girls to continue their education. The block consists of six classrooms, four laboratories, two washrooms, an amphitheater, a library, a staff room, an indoor sports hall, a cultural center and an underground water reservoir.

E. SUSTAINABILITY

The Foundation undertook a project of rejuvenating a water body of historical importance.

Sl. No.	Beneficiary name	Project description
1.	General Public; Department of Archeology, Government of Karnataka	Rejuvenation of two water bodies, renovation of surrounding heritage structures, construction of compound walls around the site, and implementation of a rainwater harvesting system in Melukote. This will benefit about 90 lakh visitors in 10 years.

Detailed impact assessment reports can be accessed at https://www.infosys.com/investors/reports-filings/documents/csr-impact-assessment-reports2022-23.pdf.

5. **(a) Average net profit of the company as per sub-section (5) of Section 135:** ₹21,842.00 crore

(b) Two percent of average net profit of the Company as per sub-section (5) of Section 135: ₹436.84 crore

(c) Surplus arising out of the CSR projects or programs or activities of the previous financial years: Nil

(d) Amount required to be set-off for the financial year, if any: Nil

(e) Total CSR obligation for the financial year [(b)+(c)-(d)]: ₹436.84 crore

6. **(a) Amount spent on CSR projects (both ongoing project and other than ongoing project):** ₹390.17 crore

(b) Amount spent in administrative overheads: ₹0.85 crore

(c) Amount spent on impact assessment, if applicable: ₹0.49 crore

(d) Total amount spent for the financial year [(a)+(b)+(c)]: ₹391.51 crore

(e) CSR amount spent or unspent for the financial year:

Total amount spent for the financial year (In ₹ crore)	Amount unspent (In ₹ crore)				
	Total amount transferred to unspent CSR account as per subsection (6) of Section 135		Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of Section 135		
	Amount (In ₹ crore)	Date of transfer	Name of the fund	Amount	Date of transfer
391.51	45.33	Refer to Note	NA	NA	NA

Note: The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended ("CSR Rules").

(f) Excess amount for set-off, if any:

Sl. No.	Particular	Amount (In ₹ crore)
(i)	Two percent of average net profit of the company as per sub-section (5) of Section 135	436.84
(ii)	Total amount spent for the financial year	391.51
(iii)	Excess amount spent for the financial year [(ii)-(i)]	Nil
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	Nil
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)]	Nil

7. Details of unspent CSR amount for the preceding three financial years:

Sl. No.	Preceding financial year(s)	Amount transferred to unspent CSR account under sub-section (6) of Section 135 (In ₹ crore)	Balance amount in unspent CSR account under sub-section (6) of Section 135 [(1)] (In ₹ crore)	Amount spent in the financial year (In ₹ crore)	Amount transferred to a fund as specified under Schedule VII as per second proviso to sub-section (5) of Section 135, if any		Amount remaining to be spent in succeeding financial years (In ₹ crore)	Deficiency, if any
					Amount (In ₹ crore)	Date of transfer		
1	Fiscal 2020	–	–	–	Nil	NA	Nil	NA
2	Fiscal 2021	49.52	21.74	21.74	Nil	NA	Nil	NA
3	Fiscal 2022	51.79	51.79	42.65	Nil	NA	9.14	NA

Note:

(1) Unspent balance as on April 1, 2022

8. Details of capital assets created or acquired during the financial year:

The number of capital assets created / acquired: 23

Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the financial year:

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pin code of the property or asset(s)	Date of creation	Amount of CSR amount spent [1] (In ₹ crore)	Details of entity/ authority/ beneficiary of the registered owner		
					CSR Registration Number, if applicable	Name	Registered address
1	Construction of a girls' hostel building Address: Indian Institute of Information Technology Tiruchirappalli, Karumandapam, Pirattiyur, Tiruchirappalli, Tamil Nadu	620009	Feb 3, 2023	6.98	NA	Indian Institute of Information Technology - Tiruchirappalli	Indian Institute of Information Technology Tiruchirappalli, Karumandapam, Pirattiyur, Tiruchirappalli, Tamil Nadu - 620009
2	Infrastructure of a modernized cath lab and a vascular access center Address: Institute of Nephro Urology at Victoria Hospital Campus, Bengaluru, Karnataka	560002	Mar 18, 2023	5.10	NA	Victoria Hospital	Institute of Nephro Urology at Victoria Hospital Campus, Bengaluru, Karnataka - 560002
3	Facilitating COVID-19 relief efforts by providing essential medical equipment Address: Chengalpattu Medical College Hospital, Tamil Nadu	603001	Mar 28, 2023	1.50	NA	Chengalpattu Medical College Hospital	Chengalpattu Medical College Hospital, Tamil Nadu – 603001
4	6,971 biogas units for smoke-free kitchens to various beneficiaries (Individual households) Address: Nagpur and Bhandara, Maharashtra	NA	Apr 1, 2022 to Mar 31, 2023	8.39	NA	Various beneficiaries (Individual households)	Nagpur and Bhandara, Maharashtra
5	4,000 improved cookstoves to various beneficiaries (Individual households) Address: Udaipur, Rajasthan	NA	Apr 1, 2022 to Mar 31, 2023	2.28	NA	Various beneficiaries (Individual households)	Udaipur, Rajasthan
6	37,200 improved cookstoves to various beneficiaries (Individual households) Address: Latur, Osmanabad, Solapur, Maharashtra	NA	Apr 1, 2022 to Mar 31, 2023	6.90	NA	Various beneficiaries (Individual households)	Latur, Osmanabad, Solapur, Maharashtra
7	10,000 improved cookstoves to various beneficiaries (Individual households) Address: Garo Hills, Meghalaya	NA	Apr 1, 2022 to Mar 31, 2023	3.19	NA	Various beneficiaries (Individual households)	Garo Hills, Meghalaya

Note:

[1] Details of CSR projects less than ₹1 crore will be made available on the website, at https://www.infosys.com/investors/reports-filings/documents/csr-capital-assets2022-23.pdf.

Includes projects which have been completed in fiscal 2023.

9. Reasons for not spending two percent of the average net profit as per sub-section (5) of Section 135

During fiscal 2023, the Company has spent ₹391.51 crore on various projects. The unspent balance of ₹45.33 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the CSR Rules.

Additional information – Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2023 are provided in the Corporate governance report. The expenditure made towards CSR in Australia, Europe and through Infosys Foundation USA is as follows:

(In US$)

Focus area	Amount
Teacher training	1,871,839
Advocacy and awareness	603,680
Research and curriculum	368,150
Classroom aids and technology	150,000
Student education	1,389,379
Humanitarian assistance in Eastern Europe	1,086,069
Operating expenses	237,762
Total	**5,706,879**

Sd/-
Govind Iyer
Chairperson, CSR Committee

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
April 13, 2023

Annexure 7 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Our focused approach on energy efficiency, renewable energy and carbon offset projects over the years resulted in Infosys achieving carbon neutrality for four years in a row since fiscal 2020, across all emissions, as per PAS 2060:2014 standards. We continue to remain carbon neutral for fiscal 2023, aligning to global commitments, and supporting the global response to the threat of climate change.

Resource conservation initiatives

Conservation of natural resources (energy, water) is important to maintain ecological balance and make them available for future generations, and help protect the environment. Resource conservation initiatives at Infosys have been focused, continuous and imbibed in our operations and new infrastructure development. The introduction of highly efficient new buildings, major improvements in current buildings, intelligent automation, water management plans, and waste treatment and management projects have greatly reduced our environmental impact. We have been able to expand our business while keeping resource intensity low.

Increased adoption of renewable energy in our operations has helped avoiding our emissions, and our high-impact carbon offset projects have enabled us to offset unavoidable emissions.

Energy: Every new building at Infosys follows the industry best standards and practices for energy efficiency. Improving energy efficiency can not only lower utility bills but also reduce greenhouse gas emissions significantly. Our two-pronged strategy of constructing highly efficient new buildings and operational excellence in existing buildings has significantly minimized the energy intensity. Smart automation continues to play a key role in remote operations management and build resilience in the system. We strive to exceed expectations by establishing new standards and introducing creative systems into our structures, thus conserving energy.

The capital investment in energy conservation projects was ₹3 crore in fiscal 2023.

The visit of the G20 delegation (Energy Transition Working Group) to Infosys campus, Bengaluru to witness energy conservation techniques deployed on the campus, is a testimony to our advocacy efforts beyond our boundary, and positively impacting global climate action.

Renewable energy: We have a total capacity of 60 MW of solar PV, including rooftop and ground-mounted systems. We continue to pursue green power purchase from third-party power producers and engage with power distribution companies for enabling green tariff. We also work with governments to enable favorable policies for scaling up green power by corporates in India. We have also embarked on a journey to source green power for some of our leased international locations.

Green buildings: In fiscal 2023, our leased facility in Pune and our buildings in Bengaluru, Chennai and Hyderabad were awarded the Indian Green Building Council (IGBC) Platnium certification. As part of workplace transformation, buildings with interior retrofitting received IGBC's Green Interiors rating, even though they had already been certified as part of the campus green certification process. We now have 46 projects at Infosys with the highest level of green building certification, spanning a total area of 28.9 million sq.ft.

Transformed workplace: As part of interior retrofits, several buildings were transformed in fiscal 2023 to improve employee experience and productivity in the new hybrid working environment. Sustainability has been one of the main principles in design, giving importance to materials selection and equipment efficiency, among other aspects, so as to make our workplaces employee friendly as well as environment friendly.

Water management: Reduce, recycle and reuse of water through demand side measures and implementing efficient technology has enabled freshwater conservation. The state-of-the-art sewage treatment plants of tertiary treatment capabilities enable zero discharge of wastewater from our campuses. We have initiated lake rejuvenation projects near our campus, that will enhance water availability in the surroundings, with additional expected benefits such as improved health, reduced flooding and enhance biodiversity.

Waste management: Infosys adopts the principles of Circular Economy, based on Refuse, Reduce, Reuse, Recycle and Repurpose approach. We seek to uphold our ambition of 'zero waste to landfill' through active minimization combined with technology investment in recycling and streamlining systems and processes. TRUE certification for zero waste, aimed at diversion of all non-hazardous solid waste from landfill is being adopted by some of our campuses. We focused on diversion of some of the identified waste going for incineration into co-processing, which refers to the simultaneous recycling of mineral materials and recovery of energy within one single industrial process of cement production.

Carbon offsets: After reducing and avoiding emissions to the maximum extent possible, there are unavoidable emissions that need to be addressed through the carbon offset program. Infosys continues to identify projects that have a high social impact – improving health and livelihoods of rural families, creating rural jobs, etc., and along the way, also generating carbon offsets for the Company. Our unique offset program is certified to the highest level (Gold Standard) in quality, authenticity and transparency.

This year, we added new cookstove projects in Rajasthan, and biogas projects in Maharashtra and Karnataka. While the cookstove projects improve health of people in the households through low-smoke, low-firewood use, the household biogas units benefit the families by minimizing the fuel cost and utilizing

cattle manure. Our carbon offset program is spread across six states in India, and has benefited 2,40,000 + rural families, and created over 2,800 rural jobs.

Carbon neutral events: Infosys has envisioned to organize global events to promote our best practices in carbon neutrality. All measures are taken to promote environmental protection, including the use of eco-friendly materials, no plastic, and conservation of energy and water. A precise assessment of the carbon emissions resulting from the event is done and the emissions are balanced out by our carbon offset initiatives. In fiscal 2023, six events organized by Infosys were declared carbon neutral.

Infosys Mangaluru campus | From barren land to a verdant campus: One of the most significant and proven steps to tackle climate change is increasing the green cover through tree plantation. Trees are effective in cleansing the air, securing the soil and limiting erosion, resulting in improved water management.

We created a two-volume book that outlines the process of transforming a barren piece of land on the outskirts of Mangaluru into a lush green campus with a diverse array of flora and fauna. The book highlights the approach and methodology, and the scientific way in which greening of the campus was achieved on a large scale within a brief span of time. The book is expected to be a repository of the endemic species of the Western Ghats, for academicians and the scientific community. The book demonstrates the transformation that is possible, and intends to inspire corporations, developers, administration and communities towards biodiversity preservation and green transformation.

Health, safety and environment

The Health, Safety and Environmental Management System (HSEMS) at Infosys reflects our commitment to protecting the environment, providing an appropriate working environment, and protecting the health and safety of personnel, including employees, contractors and visitors. Infosys is ISO 14001:2015 and ISO 45001:2018 certified in line with our strategy. The HSEMS takes cognizance of interested parties and focuses on compliance with applicable legislations in the regions where we operate. It includes well-defined policies and procedures and also strives to keep interested parties well-informed, trained and committed to our HSE process.

Technology absorption

Live Enterprise: An enterprise that senses, feels and responds in real-time – this was the theme of our transformation journey of the past three years. It had to be a mobile-first approach so that employees were connected to the organization wherever they were in the world and could access the organization's assets to learn and contribute. The response has been phenomenal – the InfyMe mobile app, with 250+ features, has been downloaded by more than 2,78,000 users, and more than 44,000 users have rated it 4.7/5 on Google Play Store. With process bursting, we have seen many of our key processes become faster and more responsive and the Live Enterprise platform has itself been built on the latest open source stack. After the internal success, we are also seeing interest for the platform among our clients as seven clients have already been onboarded and many more are in discussions.

To enable this, our core backend infrastructure was transformed to host modern applications, using the scalability of cloud, security of on-premise infrastructure in a hybrid cloud deployment using open source technologies with highly scalable container orchestration solutions like Kubernetes for microservices. Telemetry infrastructure using the ELK stack provided enhanced real-time visibility and enabled proactive error detection and correction.

Modern, hybrid, and secure workplace: Our hybrid workplace ecosystem brings together technologies such as borderless ODCs, virtual collaboration tools, and self-service applications to provide our employees much-needed flexibility to work from anywhere. Our robust IT management system minimizes threats and prevents attacks, through a continuous cycle of vulnerability assessment and remediation, to safeguard our data and brand reputation.

Cloud-native application platform: As part of modernizing applications, some applications need to be exposed to different user bases with varied authentication mechanisms. The cloud-native application platform gives the capabilities in a ready-to-use architecture. This enables quick onboarding of applications with industry-standard security along with greater scalability and availability using the power of cloud.

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our computer workload energy-efficient and environment-friendly. Some of the measures implemented are:

Public cloud adoption: 68% of the internal IT applications have been migrated to the public cloud. All our employees have been enabled for cloud-based collaboration platform for messaging, presence, video, and other requirements.

Data center modernization: A strategic initiative launched by InfosysIT to modernize the data center IT landscape to make it future-ready, continues to yield high rewards. Density-optimized hyperscale platforms were deployed to enable high-density server virtualization and consolidation across the enterprise. Hyperscale platforms are open-driven infrastructure innovations that enable cloud-scale agility and efficient resource pooling and utilization. This initiative is expected to deliver power savings and reduce the total cost of ownership for the organization.

InfosysIT has focused on investing in on Data Center Infrastructure Management (DCIM) tools to get accurate visibility across the entire data center IT and facility stack, which is the foundation for optimization initiatives.

Enterprise storage: We provide around 1.8PB of storage capacity for employees, revenue projects, and internal requirements on all flash storage with fabric pool and storage grid technology. Data is marked hot and cold based on policy. Cold data is automatically moved to cheaper, larger capacity storage, resulting in data tiering and savings in terms of data center footprint, power consumption, and cooling.

Cloud-native development environment: The open source-based cloud-native development platform is built on Hyper Converged Infrastructure (HCI) and compute which has helped reduce data center footprint and power and cooling consumption.

Awards and recognition – Information Systems

External award name	Theme	Award sponsor (Company)
IDG CIO 100 Global for 2022	For digital business growth through technology innovation	IDG / Foundry
CII Tata Communications Centre for digital transformation – CIO Excellence Awards 2022	For inspiring how IT leadership and stakeholders reshape tech industry	CII Tata Communications
CII DX Award for 2022	For operational efficiency and digital experience	CII
Data Quest Digital Leader Awards	For ingenuity and unwavering dedication to improving the customer experience	Data Quest
CORE Media CIO Crown Award for Digital Transformation Pioneer in 2022	For being a Digital Transformation Pioneer	CORE Media
BitStream Mediaworks Pvt. Ltd 7th Innovative CIO awards 2022	Innovative IT project	CIO Axis – BitStream Mediaworks Pvt. Ltd
CIOAXIS CXO INSIGHTS Award 2022	Best IT transformers using Data, AI and ML, automation	CIO Axis – BitStream Mediaworks Pvt. Ltd

Research and development (R&D) expenditure – standalone


(In ₹ crore)
Revenue expenditure
639
529
Capital expenditure
16
12
Total
655
541
R&D expenditure / revenue (%)
0.5
0.5
2023
2022

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startups. We are creating an ecosystem to co-create business solutions on client-specific business issues.

Foreign exchange earnings and outgo

We have built an extensive direct marketing network around the world, including North America, Europe and Asia-Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone


(In ₹ crore)
Earnings
1,21,605
1,01,854
Expenditure
70,534
57,224
Net foreign exchange earnings (NFE)
51,071
44,630
NFE / earnings (%)
42.0
43.8
2023
2022

for and on behalf of the Board of Directors

Sd/-	Sd/-
D. Sundaram *Lead Independent Director*	**Salil Parekh** *Chief Executive Officer and Managing Director*

Bengaluru
April 13, 2023

Annexure 8 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, mandates the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. The policies are reviewed periodically by the Board and updated as needed. During the year and at its meeting held on April 13, 2023, the Board revised and adopted some of the policies.

Key policies that have been adopted are as follows:

Name of the policy	Brief description	Web link
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a whistleblower mechanism to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's Code of Conduct and Ethics. The policy was revised and adopted effective January 12, 2022.	https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective October 13, 2021.	https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf
Capital Allocation Policy	The Policy applies to the distribution of free cash flow as dividend or buyback over the next five-year period ending in fiscal 2024. The policy was revised and adopted effective July 12, 2019.	https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf
Dividend Distribution Policy	The Company has adopted the Dividend Distribution Policy to determine the distribution of dividends in accordance with the provisions of applicable laws. The policy was revised and adopted effective April 13, 2023.	https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf
Infosys Code on Fair Disclosures and Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate, timely and symmetric communications to our shareholders and the financial markets. The policy was revised and adopted effective April 13, 2023.	https://www.infosys.com/investors/corporate-governance/documents/code-fair-disclosures-investor-relations.pdf
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the above-mentioned Infosys Code on Fair Disclosures and Investor Relations. The policy was revised and adopted effective April 14, 2021.	https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf
Recoupment Policy	The policy deals with compensation clawback provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was adopted effective January 14, 2016.	https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, KMP, senior management and other employees. The policy was revised and adopted effective March 17, 2023.	https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf

Name of the policy	Brief description	Web link
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment, and lowering of the Company's resource footprint. The policy was revised and adopted effective January 14, 2021.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide the governance framework for them. The policy was revised and adopted effective April 12, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf
Related Party Transactions Policy	The policy regulates all related party transactions of the Group. The policy was revised and adopted effective April 13, 2023.	https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf
Board Diversity Policy	The policy sets out the approach to diversity on the Board of the Company. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf
Enterprise Risk Management Policy	This Policy is to institutionalize a formal risk management function and framework in the Company. This policy is drafted in accordance with the guidelines provided under the Charter of the Risk Management Committee of the Board of Directors, and pursuant to Regulation 21 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended. The policy was revised and adopted effective April 13, 2023.	https://www.infosys.com/investors/corporate-governance/documents/enterprise-risk-management-policy.pdf

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to create and execute strategies for their digital transformation.

Our purpose is to amplify human potential and create the next opportunity for people, business and communities. We are guided by our value system which motivates our attitudes and actions. Our core values are Client value, Leadership by example, Integrity and transparency, Fairness, and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable growth for our investors and contributing to the communities that we operate in. There are numerous risks and challenges affecting our business. These are discussed in the *Risk management report* section of the Integrated Annual Report.

I. Industry structure and developments

Technology is transforming businesses in every industry around the world in a profound and fundamental way. In fiscal 2023, we saw emerging technologies, like generative AI, 5G, Low Code No Code, shape the future of industries. Responsible business approaches, including embracing ESG, have gained traction. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services

For more information, refer to the *Our business context* section of the Integrated Annual Report.

II. Opportunities and threats

Our strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled' or 'digital first' organizations. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

For details of our continued investments and outcomes of our strategic initiatives, refer to the *Strategy section* of the Integrated Annual Report.

Our strengths

We believe that we are well-positioned for the principal competitive factors in our business. With over four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with our Digital Navigation Framework.

We offer end-to-end service offering capabilities in consulting, software application development, integration, maintenance, validation, enterprise system implementation, product engineering, infrastructure management and business process management.

We have built industry-specific domain and technology expertise, and capabilities in methodologies such as Design Thinking and agile software development. These give us the ability to articulate and demonstrate long-term value to our clients around the world, with whom we have deep, enduring and expansive relationships.

We have invested in building proprietary intellectual property in software platforms and products, such as Infosys Cobalt™, Finacle®, McCamish, Panaya, Meridian, Helix, Infosys Equinox, Wingspan, the Edge suite of products, Stater, Infosys Applied AI, CyberNext, Infosys Cortex and Infosys Live Enterprise Application Suite, which either amplify our own services or provide differentiated solutions for our clients' business processes.

We have continued to invest in Infosys Cobalt™ – a set of services, solutions and platforms for enterprises to accelerate their cloud journey.

Infosys Equinox, our flagship digital commerce platform, is a set of core microservices encompassing all digital commerce scenarios to help enterprises rapidly build and deploy features across all touchpoints and channels, without the friction associated with legacy platforms.

We have perfected sophisticated service delivery and quality control processes, standards and frameworks, which have resulted in a track record of performance excellence and client satisfaction. Our Global Delivery Model effectively integrates global and local execution capabilities to deliver high-quality, seamless, scalable and cost-effective services for large-scale outsourcing of technology projects fuelled by automation, intelligence and collaboration technologies.

We have nurtured premier ecosystem alliances with enterprise software companies, cloud providers and innovative startup companies to be able to offer holistic solutions to our clients.

We have the ability to attract and retain high-quality management and technology professionals, and sales personnel globally and at scale.

Our internal research and development teams identify, develop and deploy new offerings leveraging next-generation technologies. We have invested extensively in infrastructure and systems to enable learning and education across the enterprise at scale. These give us the ability to keep pace with ever-changing technology and how they apply to customer requirements.

We have a strong and well-recognized brand.

We have the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers.

We maintain high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and our customers.

Our competition

We see intense competition in traditional services, a rapidly changing marketplace and the emergence of new players in niche technology areas.

Read more in *Our business context* section in the Integrated Annual Report.

III. Financial condition

Refer to the *Standalone and Consolidated financial statements* in this Integrated Annual Report for detailed schedules and notes.

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. During the year, the movement in share capital was primarily on account of buyback of 6,04,26,348 shares resulting in a cash outflow of ₹9,300 crore (excluding transaction cost and tax on buyback).

2. Other equity

The movement in retained earnings was on account of profit earned during the year, payment of dividends and buyback of equity. Decrease in securities premium is mainly due to buyback of equity shares and an increase on account of the exercise of stock options. The Group has made an irrevocable election to present the subsequent changes in fair value of certain instruments in other comprehensive income.

The Company has created a Capital Redemption Reserve equal to the nominal value of the shares bought back as an appropriation from the general reserve and retained earnings.

During the year, an amount has been transferred to the Special Economic Zone Re-investment Reserve out of the profits of eligible SEZ units. The reserve should be utilised for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961, that has been created out of the profits of eligible SEZ units.

3. Property, plant and equipment

Additions to gross block were mainly on computer equipment and infrastructure.

4. Goodwill and other intangible assets

On a consolidated basis, carrying value of goodwill as on March 31, 2023 is ₹7,248 crore, which increased mainly on account of additions to goodwill amounting to ₹630 crore for oddity and BASE life science group. During the previous year, the carrying value of goodwill was ₹6,195 crore.

On a consolidated basis, the carrying value of intangible assets as on March 31, 2023 is ₹1,749 crore, whereas on March 31, 2022, it was ₹1,707 crore. These primarily consist of intangible assets acquired through business combinations amounting to ₹328 crore for the year ended March 31, 2023.

Refer to Note 2.4.2 of the *Consolidated financial statements* for further details.

5. Financial assets

A. Investments

On a standalone level, during the year, we invested additionally in our subsidiaries, for the purpose of acquisition of entities, operations and expansions.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013, for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, at www.infosys.com.

We invest in the startup ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in startup companies and / or venture capital funds.

Our investments comprise liquid mutual funds units, target maturity-fund units, tax-free bonds, non-convertible debentures, certificates of deposit, commercial paper, government securities (G-secs) and quoted bonds issued by government and quasi-government organizations. Certificates of deposit and commercial papers represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. G-secs are highly liquid and marketable instruments issued across tenure, backed by the Government of India and carries a sovereign credit. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions and financial institutions with high credit rating. The majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per our risk management program.

B. Trade receivables

Days Sales Outstanding (DSO) has reduced to 62 days in the current year from 67 days in the previous year due to the Management's strong focus on ensuring timely collection from clients.

C. Cash and cash equivalents

Our cash and cash equivalents comprise deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Ratings are monitored periodically.

D. Loans

We provide loans to subsidiaries as per business requirement.

E. Other financial assets

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. Unbilled revenues are classified as financial assets as right to consideration is unconditional and is due only after passage

of time. Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

6. Other assets

Unbilled revenues are classified as non-financial asset where the right to consideration is dependent on completion of contractual milestones. Unbilled increase is mainly attributable to complex and integrated large deals. Withholding taxes and others represent credits that can be availed against local taxes payable in various countries. Deferred contract cost mainly comprises the cost of obtaining a contract and the cost of fulfilling a contract recorded in accordance with Ind AS 115, *Revenue from Contracts with Customers*.

7. Deferred tax assets / liabilities

Net deferred tax asset comprising deferred tax assets less deferred tax liabilities has decreased primarily on account of temporary difference in the Special Economic Zone Re-investment Reserve, deferred tax liability on intangibles from business combination partially offset by deferred tax asset on post-sales client support, allowances for trade receivables and compensated absences.

8. Income tax assets / liabilities

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as credit against our tax liabilities in India.

9. Financial liabilities

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff. Financial liability under option arrangements represents redemption liability towards Stater, Infosys Compaz and HIPUS acquisitions to purchase the corresponding minority stake. Accrued expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments, pending final acceptance of their work. Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation. Other financial liability includes financing arrangements entered into by the Company with a third party towards deferred contract cost assets.

10. Other liabilities

Withholding and other taxes payable represent local taxes payable in various countries in which we operate. Invoicing in excess of revenues are classified as unearned revenues. We provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate. The Company operates the defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. These plans are managed by third-party fund managers. We provide for gratuity, a defined benefit retirement plan ("the Gratuity Plan"), covering eligible employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. We also operate defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement and / or a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts.

12. Leases

Additions mainly comprise lease of computers and building taken on lease in certain locations in India.

IV. Results of our operations

The function-wise classification of the Standalone Statement of Profit and Loss is as follows:

(In ₹ crore)

Particulars	Year ended March 31,			
	2023	%	2022	%
Revenue from operations	1,24,014	100.0	1,03,940	100.0
Cost of sales	85,762	69.2	69,629	67.0
Gross profit	38,252	30.8	34,311	33.0
Operating expenses				
Selling and marketing expenses	5,018	4.0	4,125	4.0
General and administration expenses	5,293	4.3	4,787	4.6
Total operating expenses	10,311	8.3	8,912	8.6
Operating profit	27,941	22.5	25,399	24.4
Finance cost	157	0.1	128	0.1
Other income, net	3,859	3.1	3,224	3.1
Profit before tax	31,643	25.5	28,495	27.4
Tax expense	8,375	6.7	7,260	7.0
Profit for the year	23,268	18.8	21,235	20.4

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows:

(In ₹ crore)

Particulars	Year ended March 31,			
	2023	%	2022	%
Revenue from operations	1,46,767	100.0	1,21,641	100.0
Cost of sales	1,02,353	69.7	81,998	67.4
Gross profit	44,414	30.3	39,643	32.6
Operating expenses				
Selling and marketing expenses	6,249	4.3	5,156	4.2
General and administration expenses	7,260	4.9	6,472	5.4
Total operating expenses	13,509	9.2	11,628	9.6
Operating profit	30,905	21.1	28,015	23.0
Finance cost	284	0.2	200	0.2
Other income, net	2,701	1.8	2,295	2.0
Profit before tax	33,322	22.7	30,110	24.8
Tax expense	9,214	6.3	7,964	6.6
Profit after tax	24,108	16.4	22,146	18.2
Non-controlling interests	13	0.0	36	0.0
Profit attributable to the owners of the Company	24,095	16.4	22,110	18.2

1. Revenue

The growth in our revenues in fiscal 2023 from fiscal 2022 is as follows:

(In ₹ crore)

Particulars	Standalone			Consolidated		
	2023	2022	% change	2023	2022	% change
Revenue	1,24,014	1,03,940	19.3	1,46,767	1,21,641	20.7

The increase in revenues was primarily attributable to an increase in digital revenues, large deal wins and volume increases across most of the segments.

The revenues from digital and core services for fiscals 2023 and 2022 are as follows:

(In ₹ crore)

Particulars	Consolidated		
	2023	2022	% change
Digital	91,272	69,404	31.5
Core	55,495	52,237	6.2

Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms, which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to INR using prior-period exchange rates and comparing the same to our prior-period reported revenues. Our revenues in reported currency terms for fiscal 2023 is US$ 18,212 million, a growth of 11.7%. Our revenues for fiscal 2023 in constant currency grew by 15.4%.

We added 458 new customers (gross) during fiscal 2023 as compared to 451 new customers (gross) during fiscal 2022.

On a consolidated basis, for the year ended March 31, 2023, approximately 97.4% were export revenues whereas 2.6% were domestic revenues, while for the year ended March 31, 2022, 97.1% were export revenues whereas 2.9% were domestic revenues. Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

2. Expenditure

Cost of sales

The cost of efforts, comprising employee cost and cost of technical sub-contractors, has increased as a percentage of revenue from 60.7% in fiscal 2022 to 61.6% in fiscal 2023 on a standalone basis and from 57.6% in fiscal 2022 to 58.0% in fiscal 2023 on a consolidated basis. The cost of efforts has increased mainly on account of compensation increase, increase in headcount and higher onsite mix partially offset by decrease in sub-contractors cost.

Third-party items bought for service delivery to clients include software and hardware which are integral to our overall service delivery to clients.

Selling and marketing expenses

The selling and marketing expenses on standalone basis have remained unchanged as a percentage of revenue during fiscal 2023 at 4.0%, and have increased on consolidated basis during fiscal 2023 to 4.3% from 4.2% in fiscal 2022, mainly on account of increase in branding and marketing expenses and travelling costs partially offset by decrease in employee benefit costs.

General and administration expenses

The general and administration expenses on standalone and consolidated basis have reduced as a percentage of revenue during fiscal 2023 to 4.3% from 4.6% in fiscal 2022, and 4.9% during fiscal 2023 from 5.3% in fiscal 2022, respectively, mainly on account of a decrease in employee benefit costs and consulting and professional expenses partially offset by increase in travel expenses.

3. Other income and finance cost

Other income primarily includes income from investments, gain / loss on investments, foreign exchange gain / loss on forward and options contracts and foreign exchange gain / loss on translation of other assets and liabilities. In fiscal 2023, the Company received ₹1,463 crore of dividend from our subsidiary, which is reflected in the *Standalone financial statements*.

Interest income in fiscal 2023 has increased as compared to fiscal 2022 primarily due to a increase in yield on investments. We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates. Finance cost is on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

4. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for both the years ended March 31, 2023, and March 31, 2022 is 34.94%.

Particulars	Standalone		Consolidated	
	2023	2022	2023	2022
Income tax expense (In ₹ crore)	8,375	7,260	9,214	7,964
Effective tax rate (In %)	26.5	25.5	27.7	26.4

Effective tax rate is generally influenced by various factors, including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods primarily on account of adjudication of certain disputed matters, filing of tax return and completion of assessments, across various jurisdictions.

5. Segmental profitability

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance performance of their business. Business segments of the Company are primarily enterprises in Financial Services and Insurance; enterprises in Manufacturing; enterprises in Retail, Consumer Packaged Goods and Logistics; enterprises in the Energy, Utilities, Resources and Services; enterprises in Communication, Telecom OEM and Media; enterprises in Hi-Tech; enterprises in Life Sciences and Healthcare; and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services. This is discussed in detail in Note 2.26 to the *Consolidated financial statements* in this Integrated Annual Report.

Business segments – Consolidated

(In ₹ crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Segmental revenues									
2023	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	1,46,767
2022	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	1,21,641
Growth (%)	12.5	19.6	19.1	28.0	42.7	18.2	18.4	21.4	20.7
Segmental operating income									
2023	10,843	6,396	3,759	5,155	3,113	2,959	2,566	339	35,130
2022	10,314	6,130	3,372	4,225	2,408	2,495	2,380	167	31,491
Growth (%)	5.1	4.3	11.5	22.0	29.3	18.6	7.8	103.0	11.6
Segmental operating margin (%)									
2023	24.8	30.2	20.8	27.8	16.4	24.9	25.4	8.1	23.9
2022	26.5	34.6	22.2	29.2	18.1	24.9	27.9	4.8	25.9

The following graph sets forth our revenue by geography:


(In ₹ crore)
90,724 (61.8%)
14,507 (9.9%)
3,861 (2.6%)
37,675 (25.7%)
Total
1,46,767
2023
75,058 (61.7%)
12,869 (10.6%)
3,585 (2.9%)
30,129 (24.8%)
Total
1,21,641
2022
Growth in %
North America - 20.9
Europe - 25.0
India - 7.7
Rest of the World - 12.7
Total - 20.7

Overall segment profitability has decreased primarily on account of decrease in utilization, increase in employee compensation and higher spend on third-party software and travel partially offset by benefit on account of cost optimization initiatives and currency fluctuations.

6. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

Our cash flows are robust. Our operating cash flows have decreased in fiscal 2023 as compared to fiscal 2022 mainly on account of outflow in working capital and higher income tax payments.

Consolidated cash and investments of ₹31,286 crore comprise cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares and others.

Capital Allocation Policy

Refer to the *Board's report* in this Integrated Annual Report for details on our Capital Allocation Policy reviewed and approved on July 12, 2019.

7. Related party transactions

These have been discussed in detail in Note 2.24 to the *Standalone financial statements* in this Integrated Annual Report.

8. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in the *Board's report* in this Integrated Annual Report.

9. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

Particulars	Standalone		Consolidated	
	2023	2022	2023	2022
Market capitalization to revenues (times)	NA	NA	4.0	6.6
Price / Earnings (times)	NA	NA	24.8	36.3
Days Sales Outstanding[1]	–	–	62	67
Cash and investment[2] as a % of total assets	22.2	30.1	24.9	31.7
Revenue growth (%)	19.3	20.9	20.7	21.1
Operating margin (%)	22.5	24.4	21.1	23.0
Net profit margin (%)	18.8	20.4	16.4	18.2
Basic EPS (₹)	55.48	50.27	57.63	52.52

[1] The Company does not track DSO at a standalone level.

[2] Includes cash and cash equivalents and investments, excluding investments in unquoted equity, preference shares, compulsorily convertible debentures and others.

Ratios where there has been a significant change from fiscal 2022 to fiscal 2023

Revenue growth, operating margin, net profit margin as well as change in basic EPS have been explained in the relevant sections above.

- The details of return on net worth at standalone and consolidated levels are as follows:

Particulars	Standalone		Consolidated	
	2023	2022	2023	2022
Return on net worth (%)	34.0	30.2	32.0	29.1

Net profit has increased from ₹22,110 crore to ₹24,095 crore on a consolidated basis and from ₹21,235 crore to ₹23,268 crore on a standalone basis. Average net worth has not increased in line with increase in net profit on account of share buyback and dividend.

- Market capitalization to revenue ratio is computed as market capitalization as on March 31st of the respective years by revenue. The movement in this ratio is due to change in share price as at the end of March 2023 and March 2022 and due to buyback of equity shares.
- Price earnings ratio is computed as market share price as on March 31st of the respective years by earnings per share. The movement in this ratio is due to change in share price as at the end of March 2023 and March 2022.
- Cash and investments have decreased due to shareholder payouts on account of buyback and dividend in line with our Capital allocation policy.

V. Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows:

I. Risks related to the markets in which we and our clients operate

- Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geo-political, monetary and fiscal policies and regulatory environment in the markets in which they operate.
- An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (EU), Australia or those industries where our revenues are concentrated.
- Our clients may operate in sectors which are adversely impacted by climate change, which could consequently impact our business and reputation.
- Restrictions on visas, cost increases in obtaining such visas, increases in required minimum wage levels for visa dependent employees, inordinate delays in obtaining visas due to the pandemic and / or increased enforcement in different countries may affect our ability to compete for, and provide services to clients in work location countries, which could adversely affect our business, results of operations and financial condition.
- Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, and risking increased penalties and exposure of our business to consequential sanctions.
- A large part of our revenues is dependent on a limited number of our clients, and the loss of any one of our major clients could significantly impact our business.

- Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, geo-political conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.
- Outbreaks of contagious diseases, viruses or pandemics, such as the COVID-19 pandemic, could disrupt our business, financial condition, and results of operations.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and profits.
- Our engagements with clients are typically singular in nature and do not necessarily provide for subsequent engagements.

II. Risks related to the investments we make for our growth

- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.

III. Risks related to our cost structure

- Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
- Wage pressures and the hiring of employees and sub-contractors either outside or in India may prevent us from sustaining some of our competitive advantage and may reduce our profits.
- We are investing substantial cash in creating physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- Currency fluctuations and changes in interest rates may affect the results of our operations and yield on cash balances.

IV. Risks related to our employee workforce

- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Our success depends in large part upon our Management team and key personnel and our ability to attract and retain them.

V. Risks related to our contractual obligations

- Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause, which could negatively impact our revenues and profitability.
- Our client contracts are often conditional upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our work with governmental agencies may expose us to additional risks.
- Our inability to execute contracts and / or amendments with clients on a timely basis can impact our revenues and profits, causing fluctuations in our reported results.

VI. Risks related to our operations

- Our transition to a hybrid working model may expose us to various risks.
- Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
- Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.
- Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (GDPR) adopted by the EU or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.
- We may be the subject of litigation which, if adversely determined, could harm our business and impact reputation, growth, profitability, and results of operations.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which could adversely affect our business.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and man-made disasters.
- The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Climate change risks are increasingly manifesting in our business as strategic risks, physical risks and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability.

- Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our Environmental, Social and Governance (ESG) 2030 vision.
- Negative media coverage and public scrutiny may divert the time and attention of our Board and Management and adversely affect our reputation and the prices of our equity shares and American Depositary Shares (ADSs).

VII. Risks related to legislation and regulatory compliance

- We have experienced, and may continue to experience, a shortage in the supply of IT workers, which could accentuate due to enactment of restrictive legislations and regulations on immigration in certain geographies which would adversely affect our business.
- New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India may not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could adversely affect our profitability.
- Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Attempts to fully address concerns of activist shareholders may divert the time and attention of our Management and Board of Directors and may impact the prices of our equity shares and ADSs.
- Our international expansion plans subject us to risks inherent to doing business internationally.
- Our ability to acquire companies organized outside India may depend on the approval of the RBI and the Government of India and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

For more details on risk factors listed above and risks related to ADSs, refer to our 20-F filing available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

VI. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Integrated Annual Report discusses the adequacy of our internal control systems and procedures.

VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

Human resources management

At Infosys, we believe in amplifying human potential and creating the next opportunity for people, businesses, and communities. For over four decades, we have been a people company that understands the immense potential of technology. As we look to the future, we recognize that the world is changing, and we need to acknowledge our extraordinary potential to be a force for good. Our people are at the center of this vision, and it is our constant endeavor to make Infosys a place where people can be their best selves.

Our purpose is to inspire our people with meaningful work and passionate teams, enabling them to find purpose and make an indelible impact. We believe that talent transformation is an important focus area, and it begins with sensing employee needs and responding with a value proposition that delivers meaning, purpose, and value for them. We are committed to building synergy between how we differentiate ourselves as a company and deliver on the expectations of our employees.

Return to office and hybrid model of work

It has been over two years since we at Infosys transitioned to hybrid work, prioritizing safety and flexibility. This shift has enabled us to be more responsive to customer demands, more resilient to disruptions, and more productive in our work, characterized by empathy and flexibility.

Today, our offices have integrated technology into their design to deliver an experience far beyond the traditional way of working. At Infosys, our objective is to build and retain social capital among employees to enhance collaboration and innovation in a hybrid workplace. In addition, working from the office in a hybrid model promotes ideation and self-learning, which fosters self-development. Our approach to returning to work has been balanced, with a focus on flexibility, employee safety and well-being, and client commitments.

Distinct-phased approach adopted in transitioning to hybrid work culture :

We adopted a multi-pronged approach to enable the transformational hybrid work model – under three the pillars of work, workspace and workforce. The remote-to-hybrid transition was facilitated centrally as well as at the individual unit and Development Center (DC) levels. Transition was enabled at the geo level aligning to the regional norms and policies of individual countries.


Hybrid

Workplace

Campus | Collaboration | Distributed

- Campus facilities aligned to hybrid
- Collaboration spaces in DCs
- Distributed workplace

Workforce

Office | Flexible | Remote

- Make work on campus attractive and convenient
- Flexibility and voice of employees
- Engaging new joiners
- Digital experience

Purpose | Wellness | Experience

- Articulate Purpose and EVP through managers and leaders
- Physical, emotional and digital wellness
- Human experience to build culture for the future

As we progress on a phased return to office, encouraging employees to work on a hybrid model, we are focused on the following aspects:

Communication and change management, DC operations and logistics, employee support measures, employee DC transfer and satellite offices, and client requirements.

Supporting employees in transition to hybrid work:

Infosys has taken a number of steps to support the transition to a hybrid work model. These include surveying employees to understand their preferences, developing a location-level microsite, providing accommodation support, relaxing COVID restrictions, creating user-friendly dashboards to track the adoption of the hybrid work model, conducting in-person freshers training , lateral induction, developing InfyMe Hoteling application, conducting employee well-being programs, opening six satellite offices, establishing a 24*7 helpdesk, launching a Talent Anywhere model, enhancing the employee experience, customizing the hybrid model to provide more flexibility to employees, aligning systems, processes, and policies, supporting employees and families for the booster dose vaccination, complying with the local laws and regulations, establishing effective employee communication and collaboration, and enabling managers and leaders across locations to successfully manage hybrid work.

Initiatives to enhance our Employee Value Proposition

Our Employee Value Proposition aims to inspire and enable our employees to find purpose and make an indelible impact through meaningful work and passionate teams; ensure that our employees continuously learn and grow in their careers and shape our collective future; and create opportunities for every employee to navigate further, powered by our culture and partnered by other employees with shared aspirations.

Employee careers and learning avenues:

- **Lex:** Our in-house learning platform continues to be a significant driver of talent development at Infosys. With remote work firmly established, Lex has evolved to engage employees through hybrid learning models.
- **Internal Marketplace:** With reskilling gaining momentum, more employees are acquiring new skills and capabilities. Internal Marketplace serves as a vehicle to match employees with opportunities to provide job rotation in work areas of their choice and capability.
- **Bridge:** helps employees to develop new skills and shift to new careers that typically require different qualifications.

- **Accelerate:** This helps employees gain exposure to various roles and practical experience with new skills through involvement in short-term internal projects. Powered by an intelligent platform, it allows job creators to publish independent job modules (with client approvals) that their job-seeking colleagues can volunteer to execute. Both job creators and seekers are incentivized for work well done.
- **Learning and Career:** This is a one-stop-portal for all learning and career-related needs of employees with smart integration with other Infosys internal systems like Lex to guide employees on their learning journeys.
- **Performance management:** The framework focuses on deep engagement of key talent through regular conversations between managers and teams through check-ins facilitated by a contemporary tool. It also strengthens focus on development through career conversations and Integrated Development Plans (IDPs).
- **Faster and predictable careers:** We embarked on a journey to enable business with a view on employees eligible for promotion / progression in the next few quarters. This helped business in engaging with key talent well ahead in their career journey and ensured that they experience accelerated growth within the organization.
- **Digital Specialist:** This has emerged as an aspirational track for high performers who want to work with niche technologies in digital transformation projects. The career track enables employees to see capability-driven growth that is not dependent on tenure and augments a talent pool that is continuously learning and generating value for us and our clients.
- **Digital Quotient (DQ):** This helps employees keep track of their digital skills. Those with a higher Digital Quotient have greater access to new opportunities and interesting projects.
- **Platinum Club:** A niche experience created for our top performers, it is an exclusive group of highly skilled and high performing individuals. The program's structure ensures diverse career experiences for those who qualify.
- **Aspiration management:** iAIM was launched as the new framework for capturing employee aspirations fiscal 2023. The framework is centred around four key principles of Connect, Converse, Converge and Close.
- **Manager and leadership development:** through key structured interventions as part of our Global Delivery Talent effectiveness program has contributed tremendously to the key learning and enablement of our leaders in Global Delivery. A basket of offerings has been designed that brings together external sessions, internal leader facetime, mentoring, cross-skilling, best sharing of practices and collaboration across our various business segments and units.
- **SALESFLEX:** The capability of our people and systems, which is the backbone of our organization, has been completely re-imagined and revamped through our multi-pronged People Transformation Charter named SALESFLEX. Some of the key initiatives under SALESFLEX are HORIZON, a sales-focused capability building intervention designed exclusively for high-potential sales leaders, SYNERGY, a four-week onboarding program for new sales employees; I AM INFINITE, an exclusive, leadership initiative in partnership with Stanford Business School and Cambridge University providing a curated and customized experiential learning for the participants; ASSURED, a sales leadership program in partnership with Stanford is an exclusive, leadership initiative for leaders to strengthen their financial acumen; INSYNC VIRTUAL COHORT, a three-week training module launched for sales leaders, in partnership with ETA, that covers instructor-led webinars, self-learning courses and expert-led webinars; SKILLUP SALES CERTIFICATIONS, customized sales certifications from Cornell University, customized to enable our salesforce and prepare them for this next spurt of growth, and EMPOWER, INCLUSION HABIT JOURNEY, an external-led bespoke program with immersive experience for leaders driving the change.

Employee experience

We strive to create a world-class employee experience by designing consistent and best-in-class policies, processes, programs, and systems, by focusing on creating 'Experience by Design'. We collect employee feedback to improve our offerings and create positive experiences. We are committed to creating memorable moments that matter and using technology to drive the right behavior among managers and teams. A few initiatives in fiscal 2023:

- **Digitization:** We have strengthened our people practices by using technology and automation to improve workforce efficiency, engagement, transformation, and innovation
- **People analytics**: Analytics played a critical role in planning interventions during the last financial year. Advanced modeling tools, along with employee Pulse analytics and manager dashboards, helped us improve our talent strategy and retention. We also leveraged analytics effectively in the move to hybrid work.
- **InTap:** is our smart sourcing and interview management application to attract and manage candidates and provide best-in-class experience along with an efficient hiring process.
- **Launchpad:** We expanded the coverage of Launchpad to our entities and across the globe. This mobile app-based, self-service platform provides new hires a guided flow, which is digital, remote and seamless, during the onboarding process.
- **Infosys Meridian:** enables a remote-first workplace that mirrors the offline experience with its event management platform and breakout sessions capabilities.
- **InfyMe:** We continued to enrich our InfyMe app with more services that enables teams to operate, connect and collaborate easily and it is particularly effective in the hybrid working model.
- **iEngage:** We use iEngage to inform, inspire, and build a happier workplace. It helps us drive vertical engagement between employee and unit leadership. Managers can use this to schedule engagement events, invite employees and track actions identified during such events.

- **Intelligent automation:** We are making our systems smarter with:
  1. Nudges to managers and employees, which are driving the right behavior and guiding managers to take the right decisions in matters like role change, retention etc.
  2. Chatbots that are transforming query management, and
  3. Robotic Process Automation, which is being leveraged to reduce manual work of our teams.

- **Employee discount programs:** Infosys' employee-centric initiatives, InfyGold+, offer exclusive discounts and deals on various products and services, providing a valuable perk to our employees and contributing to the Company's efforts to attract and retain top talent.

Rewards and recognition

- **Infosys RISE (Real. Instant. Specific. Excite):** underlines the importance of a single platform to meet all the company's reward and recognition needs. It allows managers to tailor incentives that align with their team member's unique skills and personal circumstances. Accolades are recorded over time to provide a comprehensive view of an employee's rewards while showcasing genuinely transformational progress in recognition and value.
- **Infosys Stripes:** A one-stop, gamified, point-based system that tracks and rewards employee achievements across functions and the organization through Infy Coins, Infy Points, badges and certificates. It allows employees to see their accomplishments, redeem their rewards and share their achievements with colleagues.
- **Early Career and Rewards (ECR):** This program for campus hires at Infosys aims to provide visibility on career and pay growth in the Company over three years since joining. The program allows employees to see a milestone-based career progression as well as pay increments during the program duration and then move to a career stream of their choice.
- **Sales Excellence and Stellar Awards:** Sales Excellence Awards provides a platform to recognize and reward the best sales talent. Stellar Awards was instituted as a quarterly recognition platform across each unit that will recognize individuals who have gone the extra mile and made significant contributions during the quarter.
- **Awards for Excellence (AFE):** The AFE remains our largest rewards and recognition platform for employees. This year marked its 28th anniversary, and we received about 1,000 nominations across geographies in over 20 categories.

Employee care and connect

- **Employee engagement:** We have a robust 5C (Connect, Collaborate, Celebrate, Care, Culture) employee engagement framework that drives us to create best-in-class employee experiences and supports our people to stay motivated and always deliver their best.
- **Manager Code:** We have designed the Infosys manager enablement framework to equip our leaders with the capabilities to help their teams build technical, business and people skills along with a digital mindset to accelerate their development journeys. Managers also have a behaviour code that encourages them to adhere to seven fundamental principles that shape a good manager at Infosys.
- **Infosys Great Manager Program:** Our flagship manager enablement program, The Infosys Great Manager Program guides managers through a structured learning path to build and strengthen four key competencies to build future readiness – business acumen, digital mindset, leading people and operational excellence. The program is self-paced and is entirely in the e-learning mode to achieve a wider and broader reach among managers.
- **Employee well-being:** At Infosys, over the years, employee well-being has developed into a more evolved and substantial model with the help of our program HALE. (Health Assessment and Lifestyle Enrichment). Our wellness programs stand strong on the four pillars of physical well-being, social well-being, emotional well-being, and safety.
- **Power Teams** include short and specific team intervention modules with project as the nucleus. Apart from being an excellent way to engage with employees, Power Teams aims to leverage the strengths of everyone to maximize project output.

Creating a positive work environment

- **Culture and values:** The organization culture, driven by our core values (C-LIFE), is one of the main levers that drive our business. At Infosys, we work to build and sustain an inclusive, non-discriminatory and equal opportunity workplace. Our ESG ambition aims to strengthening diversity, equity and inclusion in the Company and achieving 45% representation for women in our workforce by 2030. Our workplace policies and investments focus on learning and development, and specific interventions for women to navigating their personal and professional lives.

  - **Orbit Next:** A year-long program for our women managers in India. It aims at building capabilities through reskilling and honing leadership skills to prepare them for next-level roles.
  - **Restart with Infosys:** A unique intervention we relaunched to hire women after career breaks. The program offers flexible working formats, training, skill building, and intense mentoring to give women the support and confidence they need to return to their careers.
  - **Women in Tech (TechCohere):** This year, over 50 sessions and panel discussions were conducted by women technologists. 11 white papers and 37 POVs authored by women technologists were published.
  - **Employee Resource Groups (ERGs):** To strengthen inclusion and belonging, we now have more than 12,000 employees in various ERGs.

Awards:

- Infosys was recognized for the second consecutive year for Excellence in HR Analytics at SHRM HR Excellence Awards
- HALE won the Best Health and Wellness Program 2023 by India Today Group
- Iam the Future Women in Leadership Program by the Infosys Leadership Institute (ILI) won the Women Icons Asia D&I Champions Award in the category of Advancement of Women in 2022. This award celebrates and honors the accomplishments of the organization that has programs and initiatives to advance women in their workplace.
- IamtheFuture Women in Leadership Program by ILI won the Brandon Hall Gold Award for DEI in 2022. This was awarded to the program in recognition of being an excellent program in advancing development of women in leadership roles.
- ILI won the Chief Learning Organization's Learning Elite Silver Organization Award in 2022, with one of the key contributors of this recognition being the impact of women in leadership through the IamtheFuture program.

NAM awards and recognition:

- Diversity Inc. Top 50 Companies for Diversity placed Infosys as "Noteworthy" Company for Diversity in 2021 and 2022.
- Infosys scored 100% on the Corporate Equality Index Score (CEI) in 2022 for LGBTQ+ inclusion – up from 95% in 2021.

Resolution hubs

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy. Employees also have access to several forums where they can highlight matters or concerns faced at the workplace. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs. Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness, while addressing concerns. The concerns are handled with a lot of sensitivity yet ensuring timely action and closure. A detailed investigation process ensures fairness for all involved, with an opportunity to present facts and any material evidence.

HEAR

Infosys has a robust grievance redressal forum called HEAR (Hearing Employees And Resolving) fostering healthy employee relations and a positive work environment by giving our employees a neutral platform 'to be heard' and in building the 'speak up culture'. An employee can raise a complaint on the HEAR webapp or InfyMe mobile application or write to HEAR@infosys.com. HEAR addresses employee concerns in a structured and layered manner with appellate forums for any appeals. All employees have access to the grievance redressal process. We also conduct data analytics and studies to arrive at the best possible preventive mechanisms. A summary and the trends of workplace grievances are presented to the Audit Committee of the Board every quarter.

ASHI

The Company's assurance to its employees towards providing a harassment-free workplace is reflected in our key initiative, ASHI (Anti-Sexual Harassment Initiative). As per the Act in India, the Company has constituted Internal Committees (IC) in all the development centers of the Company in India, for redressal of sexual harassment matters reported by women employees. We also have a strong governance mechanism in the form of GRB (Grievance Redressal Body), to define, interpret and implement the ASHI initiative and is accountable for administering the policy centrally. GRB consists of external members, internal senior members, and the Investigative Council. Here, we follow a gender-neutral approach in redressal of all such complaints. Upon receiving a sexual harassment complaint, an immediate acknowledgment is sent to the complainant and the complainant is contacted within 24 hours, before it is taken up for a formal redressal process in line with the POSH Act and the Company's policy on anti-harassment. We have stringent internal timelines of 45 days for closure of such concerns. The reports on ASHI grievances can be shared to GRB@infosys.com and India employees can log reports on the ASHI webapp or InfyMe mobile application. Complaints received are classified and appropriate disciplinary action is taken ranging from a warning to termination of employment, as the case may be.

Extending the initiative to contract staff

Our commitment to a positive and safe working environment is not restricted only to our employees, but also third parties, who provide services in our campuses. We conduct refresher sessions for such third-party employees to reinforce the message. These sessions are covered in nine vernacular languages currently. Emergency / safety cards with important contact numbers are also handed over to all Infosys employees and employees of such third parties.

Whistleblower Policy

We framed the Whistleblower Policy to enable stakeholders to raise concerns regarding any potential violations, involving financial irregularities / breach of Infosys' policies or applicable laws – easily and without any fear of retaliation. The complaints received under the ambit of this policy are reviewed independently, while ensuring anonymity and confidentiality of the reporting.

Human rights

Infosys is a signatory to the UNGC and supports the protection and elevation of human rights in accordance with the UN Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work (the ILO Declaration). Our Human Rights Statement provides a broad framework to ensure that all employees are treated with respect and dignity and ensure that we do not condone human rights violations or abuses. Our Supplier Code of Conduct helps us manage and address this important aspect of sustainable business in our supply chains.

Our salient human rights issues are:

1. **Workplace diversity:** A key tenet of the Code of Conduct and Ethics is respecting each other through creating an equal opportunity workplace, ensuring equal pay for equal work, free of discrimination and harassment.
2. **Positive work environment (Anti discrimination & harassment):** The organization envisages an open-door policy. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs.
3. **Freedom of association:** We respect the rights of our employees to associate or not associate through internal employee resource groups and seek representation, to bargain or not bargain collectively, in accordance with local laws.
4. **Health and safety:** As a prerequisite for conducting business responsibly. Ozone, Infosys' Health, Safety and Environmental Management System (HSEMS), has evolved into a robust management system guided by requirements from multiple stakeholders, including clients, internal customers, vendor partners, law enforcement and regulatory bodies, and the communities in which we operate.
5. **Data privacy:** With the Data Privacy Office (DPO) directly reporting to the Board, Infosys ensures there is no conflict of interest in the DPO playing an effective role to ensure privacy of our employees, candidates, visitors, customers, and other stakeholders, according to applicable data privacy regulations across the globe, including but not limited to GDPR, CCPA, LGPD, both as a data controller and processor.
6. **Sustainable development:** In 2020, we launched our ESG Vision 2030 to shape and share solutions that serve the development of businesses and communities.

Recruitment

As of March 31, 2023, the Group employed 3,43,234 employees, of which 3,24,816 were professionals involved in service delivery to the clients, including trainees.

We have built our global talent pool by recruiting freshers from premier universities, colleges and institutes globally. We constantly attract and hire developers, architects, technical leaders and project managers in areas of digital and cloud, and transformation. We have built robust relationships with top institutions in the country and recruit students who have consistently shown high levels of achievement. We have continued upscaling our InfyTQ platform, which brings the best of our Mysuru training to the hands of the learners across the country. This has sustained to amplify the learning experience of students who also undergo assessments to get the coveted Infosys Certification. We also have been globally recognized for our innovation in recruitment for our HackWithInfy, an online coding contest, which also helps us attract the best of coders into our organization.

We also recruit students from campuses outside India, including but not limited to the US, UK, Australia, Singapore, Japan, Germany, Canada, Mexico, Mauritius and China. We rely on a rigorous selection process, involving evaluation of mathematical and logical aptitude, coding ability and in-depth interviews, to identify the best applicants. This selection process is continually assessed and refined based upon multiple factors, including performance-tracking of past recruits. We have continued to conduct interviews virtually across the globe and the team also enhanced the in-house applicant tracking system, which is currently being used for hiring in India and China.

During fiscal 2023, we received 53,42,299 employment applications, interviewed 3,89,183 applicants and extended offers of employment to 1,14,374 applicants. These statistics do not include our subsidiaries. We added 29,219 new employees, net of attrition, during fiscal 2023.

Education, training and assessment (ETA)

Infosys continues to make investments in developing human potential for the organization, and the world at large. The Foundation Training Program, anchored across India, Mexico, the US, the UK, Canada, Germany, Australia, Singapore, and Japan, continues to enable newly onboarded entry-level hires to transform into corporate professionals. Comprising nearly 50 technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent. The curriculum continues to be current as courses on generative AI and prompt engineering have been introduced into the foundation program to introduce the freshers to the latest technologies. During the COVID pandemic, the foundation training was conducted virtually, with trainings being conducted in online mode. However, keeping pace with the times, the training is back to in-person classroom training.

Our Continuous Education Program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfillment of skilled talents in client projects and enriching the expertise of our global workforce in next-generation digital technologies and methodologies. We provide online self-learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. We offer Bridge programs that help employees with training and internship opportunities to switch to a new career field.

Lex, our in-house learning platform, offers over 14,800 curated courses, which includes over 10,000+ courses procured from vendor partners both for enterprise consumption and niche communities who have specific content requirements. About 50,000 employees use Lex on weekdays with an average learning time of about 35-40 minutes, and 12,000 employees use Lex on weekends with an average learning time of about 45-50 minutes.

The learning efforts of our employees helped us get laudable external accolades from Brandon Hall, ATD Best, Training Apex and NASSCOM who recognized Education, Training and Assessment (ETA) as the Cloud Innovator of the Year.

Infosys Wingspan, our configurable talent transformation platform for clients, is being used by several global organizations. Infosys Wingspan has also been leveraged for the ESG initiative, Infosys Springboard. In alignment with ESG Vision 2030, Infosys Springboard aims to empower over 10 million people with digital and life skills by 2025. This program is led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. About 12,000+ learning courses are available and about 5.3 million learners across India have registered on

Infosys Springboard. The platform is available in English and all major Indian regional languages, including Urdu and Sanskrit. The Infosys Springboard team is working with state education departments in 10 states, one of which has leveraged this to enable more than one lakh teachers in the regional language.

VIII. Other details

1. Quality

The Quality function at Infosys, in line with the organization's vision and strategy of 'Navigate the Next', has three strategic imperatives:

- Differentiate Infosys' services through superior performance and quality.
- Optimize Infosys' client projects as well as internal functions for greater efficiency and agility.
- De-risk Infosys' operations by ensuring delivery excellence, compliance and sustainability.

Our Quality team has been driving the organization-wide agile transformation to scale our capabilities for agile digital in tune with the Company strategy, and we have been rated by HfS as No.1 among all agile service providers.

Today, clients are striving to achieve business value at speed from their digital transformations. A key requirement for this is to adopt a product-centric approach, capabilities and mindset. Last year, we launched our Product Centric Value Delivery approach to help clients do exactly that, through a holistic transformation in the ways of working. The Quality team also consulted with several large clients and helped them drive their agile and DevOps-driven transformation, shift from project to product way of working and overall workplace transformation. drive their agile, DevOps, project to product ways of working shift, and overall workplace transformation.

Quality has been leading the way in driving lean and automation in the organization to enhance productivity and quality, which has resulted in large optimization in projects. It deployed robust frameworks, tools and platforms across service lines in a collaborative manner to drive hyper-productivity and engineering excellence. Last year, the Quality team created a holistic automation maturity model to help navigate projects towards increasing automation levels, from point tools towards cognitive and autonomous operations.

The Quality team worked with cross-functional teams to drive enterprise agility by simplifying many enterprise processes, thus reducing cost, improving agility in operations, and enhancing employee experience.

Quality continues to drive best practices and sustenance through structured audits and assessment frameworks, focusing on de-risking the organization, with augmented coverage of services, centers and subsidiaries. We continue to comply with international management system standards and models, viz., ISO 9001, ISO 27001, ISO 14001, ISO 45001, ISO 22 301, ISO 20000, AS 9100 and ISO 27701.

Infosys is the first IT company to comply with, and get assessed at the enterprise level on SSAE18-SOC 3 report attestation. Infosys continued to comply with and get assessed at the enterprise level for SSAE 18 SOC 2 type II & ISAE 3402 / SSAE 18 SOC 1 type II, including cloud platforms, and has received an independent auditors' assurance compliance report.

2. Infosys Center for Emerging Technology Solutions (iCETS)


iCETS
Playbooks
Community
Technology
Accelerator
Incubator
Domain
PLATFORM
Trends & Sensing
Emerging Tech CoEs
Shared Innovation Infrastructure
Infosys Innovation Fund (IIF)
Living Labs
Innovation Hubs
Be The Navigator (BTN)
Hyperscaler Collaboration
Startup Collaboration
INNOVATION
IP Monetization
Platform as a Service
Joint Client Innovation
Thought Leadership
IP / Patent
Culture of Innovation
Infosys Innovation Network (IIN)
De-risking Innovation
OUTCOME

iCETS is the emerging technology solution incubation partner for Infosys' clients and units. It provides next-generation platforms and innovation-as-a-service to help future-proof enterprise businesses. The aim is to envision and evolve New Emerging eXploratory Technology (NEXT) solutions for our clients, both organically (driving innovation bottom-up across Infosys), and inorganically, via the IIN (partnering with hyperscalers, startups, universities, and large product players). iCETS incubates emerging technologies under different Centers of Excellence (CoEs), such as Generative AI, Privacy & Accessibility, Cybersecurity, Software Engineering, Data Management, Quantum Computing, Metaverse, Hyperscalers and so on. These centers focus on building capabilities, developing thought leadership, and offering early client validation via Living Labs, IP development, including building of platforms, driving a significant part of innovation for our clients and monetization for Infosys.

One of the key CoEs Infosys unveiled in the past few months is the generative AI center. Generative AI is an emerging technology space that is likely to transform wide sections of business and technology applications. Given the significant impact it is expected to have, Infosys has been incubating capabilities and IP around Generative Pre-trained Transformers (GPTs). In this context, we are collaborating with the hyperscalers like Google, Microsoft, and AWS, as well as working with open-source products, to experiment on transformations across code, text, images, videos, voice, and avatars. We have developed generative AI workbenches, sandboxes and applications across multiple domains. iCETS is also helping drive Infosys to become an AI-first organization, with the adoption of generative AI capabilities to transform the Infosys technology landscape. We plan to achieve this by building small transformer models, trained on Infosys data, to drive contextual solutions. iCETS is leveraging its learning to ensure that the clients benefit from it while creating their generative AI strategy and incubation plans. Among numerous client experimentations, we are working with leading global banks, fashion retailers, and insurance providers, among others.

iCETS enables enterprises to realize their Live Enterprise vision by developing and deploying next-generation offerings, such as LEAP, Cortex, DigiTran, iEDPS, etc. iCETS is also incubating several domain platforms like the Energy-as-a-Service (EaaS) in collaboration with our energy unit. iCETS platforms are designed to be Platform-as-a-Service (PaaS) offerings with IP / patent-led differentiation and now have AI-first capabilities built in to differentiated Infosys services while accelerating innovations for Infosys clients.

Infosys Living Labs brings the entire innovation ecosystem together to help clients meet their innovation-at-scale needs on multiple dimensions. Here, iCETS proactively expands the services and capabilities to meet growing and dynamic innovation needs of clients with the aid of joint innovation centers, experience centers, IIN, industry living labs, complexity studio, and more. We also monitor and publish Horizon 3 technologies and business trends and assist our clients to foresee disruptions with 'Listening-Post-as-a-Service' (LPaaS).

iCETS' evolving partner ecosystem, including startups, universities and hyperscalers, plays a critical role in the increased velocity of ideas and solutions for their clients. We now approach clients with joint living labs, for example, AWS-Infosys living labs and Google-Infosys living labs.

To bring outside-in innovation to clients, the Infosys Innovation Network (IIN) is constantly building well-orchestrated partnerships with a curated list of startups, universities, and hyperscalers. These partnerships strive to bring the best of emerging-technology innovations from across the globe to Infosys clients. The IIN program aims to create lighthouse wins for clients to experiment and implement the art of the possible leveraging our global innovation ecosystem. Infosys de-risks client adoption of technology innovations and solutions by carefully curating these startups, finding the right fit and implementing early pilots. Infosys has also established partnerships with key client Corporate Venture Capital (CVC) firms to bring their portfolio startups onto the Infosys network. Over the past 24 months, we have engaged with numerous startups, universities and hyperscalers across geographies such as the US, Finland, Israel, and India, collaborating in spaces like AI, fintech, cloud, cybersecurity, InsurTech, HealthTech, and more, and in the process, positively impacting over 400 client opportunities.

3. Branding

Brand Infosys is a key intangible asset for the Company. It is nurtured by over 3,40,000 of our purpose-driven people seeking to amplify human potential and create the next opportunity for people, businesses, and communities. The brand serves to position Infosys as the next-generation digital services partner of choice for enterprises navigating their transformation powered by the cloud. It is built around the premise that the experience we have gained, for four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-powered core. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. For over four decades, we have been deeply committed to being a well-governed, environmentally sustainable partner for our clients where diverse talent, in an inclusive workplace, helps them navigate their next.

Our marketing reach extends globally through digital-first multi-channel campaigns. As the digital innovation partner for the Australian Open, Roland-Garros, ATP and The International Tennis Hall of Fame, we help showcase how brand Infosys is reimagining the tennis ecosystem for a billion fans globally, leveraging data, insights and digital experiences. We are also the official digital innovation partner of Madison Square Garden (MSG) properties including the New York Knicks, New York Rangers and the MSG Arena. Our strategic partnerships with Dow Jones, Bloomberg Media, The Economist Group and Financial Times further accentuate this position. We participate in premier business and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

4. Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We, along with our subsidiaries, added 458 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,872. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

Clients	2023	2022
100 million dollar +	40	38
50 million dollar +	75	64
10 million dollar +	298	275
1 million dollar +	922	853

5. Infosys Leadership Institute

In fiscal 2023, the Infosys Leadership Institute (ILI) was recognized with five prestigious international awards, a testament to the impact of leadership programs on the strategic imperatives of the organization. These include the Chief Learning Officer Learning Elite award and Brandon Hall awards for overall leadership development strategy and execution, IamtheFuture women in leadership program, and the Culture Transformation program. The Constellation Program continued its focus on developing high-potential leaders towards strengthening the organizational successor pool. 13 strategic projects and a 10-month leadership certification program with Harvard Business School (HBS) were the cornerstones of development of Constellation leaders.

Since its inception in 2021, nearly 450 women leaders as part of the IamtheFuture program have successfully completed various phases of their learning journey towards earning the Infosys Leadership Institute-Stanford GSB certification. The year saw the second cohort of women leaders globally completing the program while the first cohort completed the advanced version of the program. IamtheFuture continues to drive individual and organization impact through a combination of pertinent development-and-leadership-driven talent actions for women leaders. ILI also continued its focus on bringing contemporary and impactful programs for all the senior leaders in the organization. This included a highly-appreciated program on financial leadership with Stanford GSB, which was contextualized by senior finance leaders at Infosys. There was a significant increase in the participation, with 7,000+ leadership learning days across 125 programs. About 75% of all senior leaders participated in at least one Ivy League program, with more than 95% completing at least one leadership program during the year.

6. Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI) drives new engagement with Infosys prospects and clients by harnessing the intellectual capital of our employees, partners, and academics to develop and share a deeper understanding of the business impact of technology and market trends. Combining surveys, quantitative analysis, expert interviews, client webinars and events, IKI creates perspectives, benchmarks, and diagnostic tools on trends across industries and functions. Current research themes include sustainability, artificial intelligence, data analytics, cloud, digital commerce, agile methods, metaverse and cybersecurity. Major works include the Radar maturity assessments, TechCompass series, Practical Sustainability and Live Enterprise books and the Tech Navigator for future trends. IKI also publishes regularly in leading business and technology media, and conducts roundtables and seminars. For more information, go to https://infosys.com/iki.

7. ESG vision and ambitions

In October 2020, we launched our ESG Vision 2030 to "shape and share solutions that serve the development of businesses and communities". Today, our 2030 vision reflects how ESG will continue to be integral to Infosys' sustainable business performance. We will continue to be carbon-neutral across Scope 1, 2 and 3 emissions every year. We will expand reskilling initiatives to empower more than 10 million people with digital skills and more than 80 million with Tech for Good programs in e-governance, healthcare and education. We commit to nurturing greater inclusivity and strengthening our gender-diverse workforce with at least 45% women employees.

We will grow our stakeholder focus and bring the interests of our stakeholders to the fore through an empowered, diverse and inclusive Board. We will further strengthen data privacy and information security standards across global operations.

For more information about our ESG initiatives, read our ESG Vision 2030 document at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html.

Corporate governance report

Our corporate governance philosophy

Our corporate governance is a reflection of our value system, encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices and performance, and ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance is an ethically-driven business process that is committed to values aimed at enhancing an organization's capacity to create wealth. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. At Infosys, it is imperative that our Company affairs are managed in a fair and transparent manner. This is vital to gain and retain the trust of our stakeholders.

We are committed to defining, following and practicing the highest level of corporate governance across all our business functions.

Our corporate governance is a statement of the values we stand by as we conduct our business and engage with our stakeholders. Our Company has been a leader in adopting internationally-recognized corporate governance guidelines and has set the highest standards in abiding by them.

Our governance rests on our core value system of C-LIFE (Client Value, Leadership by Example, Integrity and transparency, Fairness and Excellence) and is guided by the OECD (Organization for Economic Co-operation and Development) principles. Our corporate governance framework thus encompasses:


G20/OECD Principles of Corporate Governance
1 Ensuring the basis for an effective corporate governance framework
2 The rights and equitable treatment of shareholders and key ownership functions
3 Institutional investors, stock markets and other intermediaries
4 The role of stakeholders in corporate governance
5 Disclosure and transparency
6 The responsibilities of the board
Infosys values: C-LIFE
Client value
Leadership by example
Integrity and transparency
Fairness
Excellence
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
Board as a trustee
Safeguard the shareholder's capital as trustee, and not as its owner
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Effective corporate governance
Build simple and transparent processes driven by business needs of all stakeholders
Integrity and transparency & Relationship with stakeholders
Ensure transparency and maintain a high level of integrity
Communicate frequently with stakeholders, including clients, employees, shareholders and stock markets
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Infosys corporate governance framework

Our corporate governance is reinforced through the Company's Code of Conduct and Ethics, corporate governance guidelines and committee charters. Our Board and Management processes, audits and internal control systems reflect the principles of our corporate governance framework. This report gives a comprehensive overview of how our governance adheres to the seven pillars of our governance framework.

Board as a trustee

The Board recognizes its primary role of trusteeship of shareholder capital. As a trustee, it strives to ensure excellence and integrity in setting world-class corporate governance standards.

Corporate governance guidelines

Strong corporate governance is the bedrock of our sustained performance and has helped us gain the trust and respect of all our stakeholders. The enhancement of these corporate governance standards, through periodic evaluation and change, is one of the most important aspects of ensuring value creation for our stakeholders.

Our corporate governance follows the guidelines established by the Board of the Company. These guidelines provide a structure within which directors and the Management can effectively pursue the Company's objectives for the benefit of its stakeholders. These are framed in conjunction with the Company's Memorandum & Articles of Association, the charters of the committees of the Board and applicable laws / regulations / guidelines in force in India, the US and other jurisdictions, as applicable. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

Role of the Board of Directors

The primary role of the Board is that of trusteeship – to protect and enhance shareholder value. As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. Further, the Board is also responsible for:

- Exercising appropriate control to ensure that the Company is managed efficiently to fulfill stakeholders' aspirations and societal expectations.
- Monitoring the effectiveness of the Company's governance practices and making changes as necessary.
- Providing strategic guidance to the Company and ensuring effective monitoring of the Management.
- Exercising independent judgment on corporate affairs.
- Assigning a sufficient number of non-executive members of the Board to tasks where there is a potential for conflict of interest, to exercise independent judgment.
- Reviewing and guiding corporate strategy, major plans of action, risk policy, annual budgets and business plans, setting performance objectives, monitoring implementation and corporate performance, and overseeing major capital expenditures, acquisitions and divestments.

Independent directors

The Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations") as amended, define an 'independent director' as a person who, including his / her relatives, is or was not a promoter or employee or key managerial personnel of the company or its subsidiaries. Further, the person and his / her relatives should not have a material pecuniary relationship or transactions with the company or its subsidiaries, during the three immediate preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of an independent director, in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual, the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all independent directors and in the opinion of the Board, the independent directors fulfill the conditions specified in the Companies Act, 2013, the Listing Regulations, NYSE listing manual and are independent of the Management.

Board composition

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge, skills and other domains, which will ensure that Infosys retains its competitive advantage.

As on March 31, 2023, the Board comprised eight members, consisting of a non-executive and non-independent Chairman, Chief Executive Officer & Managing Director (CEO & MD), and six independent directors.

The profiles of the Board members encompassing details of nationality, age, date of (re)appointment, tenure on the Board, term-ending date, shareholding, Board memberships in Indian listed companies, committee details as per Regulation 26 of the Listing Regulations and the details of core expertise/ competency of each director is provided under *Infosys Board of Directors* section in the Integrated Annual Report. There are no inter-se relationships between our Board members. The Company does not have any material pecuniary relationship with any of the non-executive directors. Further, during the year, the Company has not provided any loans or advances to firms/companies in which directors are interested.

The Board has six committees – Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee and ESG Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. The Company also has a Cybersecurity Risk Sub-committee under the Risk Management Committee. The Sub-committee comprises only independent directors.

Board meetings

Scheduling and selection of agenda items for Board meetings

The tentative dates of Board meetings for the next fiscal are decided in advance and published in the Integrated Annual Report. The Chairman and the Company Secretary, in consultation with the CEO & MD, propose the agenda for each meeting, along with explanatory notes, and distribute these in advance to the directors.



Size and composition of the Board
The composition of our Board as on March 31, 2023
Non-executive and non-independent director
Nandan M. Nilekani
Executive director
Salil Parekh
25%
Independent directors
D. Sundaram
Michael Gibbs
Uri Levine
Bobby Parikh
Chitra Nayak
Govind Iyer
75%
Indian
62.5%
Foreign national
37.5%
Men
87.5%
Women
12.5%
Tenure analysis of the Board as on March 31, 2023
Average tenure (in years)
5.6
Non-executive and non-independent director
5.2
Executive director
3.1
Independent directors
3.6
The Board
Average tenure (in years)
< 2 years
2-4 years
>4 years

Every Board member can suggest the inclusion of additional items in the agenda.

The Board meets at least once a quarter to review the quarterly results and other items on the agenda. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the Annual General Meeting (AGM). However, with the Board being represented by independent directors from various parts of the world, it may not be possible for all of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the Board meeting, or whenever the need arises for transacting business.

The Board members are expected to rigorously prepare for, attend and participate in Board and applicable committee meetings. Each member is expected to ensure their other commitments do not materially interfere with their responsibilities with us.

Meeting of independent directors

For the Board to exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the independent directors to have meetings without the presence of the executive management.

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a financial year, without the attendance of non-independent directors and members of the Management. Even before the Companies Act, 2013 came into effect, our Board's process mandated periodic meetings attended exclusively by the independent directors.

During the year, the independent directors met four times. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, succession planning, human resources matters and the performance of the executive members of the Board, and the Chairman.

Responsible leadership

Leading by example is a key tenet of corporate governance at Infosys. Both the Board and the Management work together to set the highest standards of responsible leadership.

Responsibilities of the Board leadership

We believe that an active, well-informed, diversified and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

The responsibilities and authority of the Chairman, the CEO & MD and the lead independent director are as follows:

Chairman

The Company has separated the roles of Chairman and the CEO & MD to create a more balanced governance structure. The Chairman leads the Board, and is responsible for fostering and promoting the integrity of the Board while nurturing a culture in which the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. He presides over all meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors.

The Chairman actively works with the Nomination and Remuneration Committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

CEO & MD

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape, and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets to enhance shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders.

Lead Independent Director

The lead independent director was appointed by the Board to ensure robust independent leadership of the Board. The general authority and responsibilities of the lead independent director are decided by the group of independent directors. The lead independent director also performs additional duties as determined by the Board.

The lead independent director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures the Board's effectiveness in maintaining high-quality governance of the organization and effective functioning of the Board.

Key Board qualifications, expertise and attributes

The table below summarizes the key qualifications, skills, and attributes which are taken into consideration while nominating candidates to serve on the Board.

Financial	Diversity	Global business
Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions	Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments and other stakeholders worldwide	Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities
Leadership	**Information Technology**	**Mergers and Acquisitions**
Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth	Significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models	A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans
Board service and governance	**Sales and marketing**	**Sustainability, and Environmental, Social and Governance (ESG)**
Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices	Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation	Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company

Risk management	Cybersecurity
Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assess the Management's actions to mitigate strategic, legal and compliance, and operational risk exposures	Experience in assessing and managing cybersecurity-related risks and implementing cybersecurity policies, procedures and strategies

The details of core expertise / competency of each director is provided in *Infosys Board of Directors* section in the Integrated Annual Report.

Selection and appointment of new directors

1. The Board delegates the screening and selection process to the Nomination and Remuneration Committee, which consists exclusively of independent directors.
2. The Committee, based on defined criteria, as laid out in the Nomination and Remuneration Policy, presents a diverse slate of recommendations of eligible candidates to the Board.
3. The Board recommends the appointment of the director to the shareholders.
4. The proposal is placed before the shareholders for approval.

Succession planning

The Nomination and Remuneration Committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to senior management positions. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavour to introduce new perspectives while maintaining experience and continuity. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations, and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2023.pdf.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$ 5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance. Non-executive and independent directors of the Board are familiarized through engagements such as:

Strategy retreat: As part of our annual strategy planning process, we organize a management strategy retreat with the Board to deliberate on various topics related to strategic planning, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs to achieve the Company's long-term objectives. This serves the dual purpose of providing the Board members a platform to bring their expertise to various strategic initiatives, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme.

In summary, through this process, members of the Board get a comprehensive and balanced perspective on the strategic issues facing the Company, the competitive differentiation being pursued by the Company, and an overview of the execution plan. In addition, this event allows the members of the Board to interact closely with the senior leadership of the Company.

The details of the training programs attended by the Board members in fiscal 2023 are as follows:

Name of the director	No. of training hours attended during fiscal 2023
Nandan M. Nilekani	5.5
Salil Parekh	5.5
Kiran Mazumdar-Shaw [(1)]	5.5
D. Sundaram	5.5
Michael Gibbs	5.5
Uri Levine	5.5
Bobby Parikh	5.5
Chitra Nayak	5.5
Govind Iyer [(2)]	4
Total hours	**48**

(1) Retired as Independent Director effective March 22, 2023

(2) Appointed as Independent Director effective January 12, 2023

Effective corporate governance

Our legacy of good corporate governance has translated into trust from all stakeholders. To maintain this trust, continuous efforts are made to facilitate effective corporate governance measures such as constitution, governance and working of Board committees.

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval. Strategic and operational plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Attendance of directors during fiscal 2023

During the year, eight Board meetings were held.

Board attendance

Name of the director	AGM on June 25, 2022	No. of Board meeting 1 Apr 12-13, 2022	2 May 21, 2022	3 Jul 13, 2022	4 Jul 23-24, 2022	5 Oct 11, 2022	6 Oct 12-13, 2022	7 Jan 11-12, 2023	8 Mar 10, 2023	Held during tenure	✓	% of attendance
Nandan M. Nilekani	Video call	Present	Video call	Video call	Present	L	Present	Present	Video call	8	7	88
Salil Parekh	Video call	Present	Video call	Video call	Present	Present	Present	Present	L	8	7	88
Kiran Mazumdar-Shaw[1]	Video call	Present	Video call	Video call	Present	Present	Present	Present	L	8	7	88
D. Sundaram	Video call	Present	Video call	Video call	Present	Present	Present	Present	L	8	7	88
Michael Gibbs	Video call	Present	Video call	Video call	Present	Present	Present	Present	Video call	8	8	100
Uri Levine	Video call	Video call	Video call	Video call	Present	Present	Present	Present	Video call	8	8	100
Bobby Parikh	Video call	Present	Video call	Video call	Present	Present	Present	Present	Video call	8	8	100
Chitra Nayak	Video call	Present	Video call	Video call	Present	Present	Present	Present	Video call	8	8	100
Govind Iyer[2]	NA	NA	NA	NA	NA	NA	NA	Present	Video call	2	2	100
% of attendance	100	100	100	100	100	88	100	100	67			

Present ✓ Attended L Leave of absence Attended through video call

(1) Retired as Independent Director effective March 22, 2023

(2) Appointed as Independent Director effective January 12, 2023

Governance of Board committees

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and determining the terms of service for committee members.

The Chairman of the Board, in consultation with the Company Secretary and the respective committee chairperson, determines the frequency of the committee meetings. Generally, all committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Board committees as on March 31, 2023

The Board

Audit Committee
- Bobby Parikh (Chairperson)
- D. Sundaram
- Michael Gibbs

Nomination and Remuneration Committee
- D. Sundaram (Chairperson)
- Michael Gibbs
- Govind Iyer

Corporate Social Responsibility Committee
- Govind Iyer (Chairperson)
- Uri Levine
- Chitra Nayak

Environmental, Social and Governance Committee
- Chitra Nayak (Chairperson)
- Uri Levine
- Govind Iyer

Risk Management Committee
- D. Sundaram (Chairperson)
- Michael Gibbs
- Uri Levine
- Bobby Parikh
- Chitra Nayak
- Govind Iyer

Cybersecurity Risk Sub-committee
- Michael Gibbs (Chairperson)
- D. Sundaram
- Uri Levine
- Govind Iyer

Stakeholders Relationship Committee
- Michael Gibbs (Chairperson)
- D. Sundaram
- Bobby Parikh
- Chitra Nayak

Chairperson Member

Audit Committee



Bobby Parikh
Chairperson and Financial expert

The audit committee ("the Committee") comprises only independent directors. As on March 31, 2023, the Committee comprised:

1. Bobby Parikh, *Chairperson and Financial expert*
2. D. Sundaram, *Financial Expert*
3. Michael Gibbs

The Company Secretary acts as the secretary to the Audit Committee.

Objectives of the Committee

The primary objective of the Committee is to assist the Board with oversight of:

1. The accuracy, integrity and transparency of the Company's financial statements with adequate and timely disclosures;
2. Compliance with legal and regulatory requirements;
3. The Company's independent auditors' professional qualifications and independence;
4. The performance of the Company's independent auditors and internal auditors; and
5. Acquisitions and investments made by the Company.

Audit Committee Charter

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on NYSE in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate Audit Committee Charter. The Committee is guided by the Charter adopted by the Board, available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/audit-committee-charter.pdf. The Charter is reviewed annually and was last amended on April 13, 2023, to keep it relevant to the current composition and functions of the Committee.

Process adopted by the Committee to fulfill its objectives
Ensuring an effective and independent internal audit function, which works to provide assurance regarding the adequacy and operation of internal controls and processes intended to safeguard the Company's assets, effective and efficient use of the Company's resources and, timely and accurate recording of all transactions
Meeting the independent auditor from time to time to discuss key observations related to the financial statements for the relevant period
Providing an independent channel of communication for the Chief Compliance Officer, the internal auditor and the independent auditor
Inviting members of the Management and, at its discretion, external experts in legal, financial and technical matters, to provide advice and guidance
Reviewing its own Charter, structure, processes, membership periodically, and recommending proposed changes to the Board for approval
Meeting at least four times in a year and not more than 120 days shall elapse between two meetings
Providing periodic feedback and reports to the Board

Committee governance

The Committee fulfills the requirements of:

- Audit Committee Charter
- Section 149 and 177 of the Companies Act, 2013
- Regulation 18 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee, to carry out its responsibilities efficiently and transparently, relies on the Management's financial expertise and that of the internal and independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The Committee met 11 times during the year, which is more than the requirement of the Companies Act, 2013 and the Listing Regulations.

Composition and attendance

100%	3	11	97%
Independence	Members	Meetings	Attendance

Attendance details of the Audit Committee

Audit Committee meeting

Name of the member	Committee meeting details											Held during tenure	✓ (Attended)	% of attendance
	1	2	3	4	5	6	7	8	9	10	11			
	Apr 4, 2022	Apr 12-13, 2022	May 21, 2022	Jul 13, 2022	Jul 23-24, 2022	Aug 1, 2022	Oct 11, 2022	Oct 12-13, 2022	Jan 11-12, 2023	Mar 1-2, 2023	Mar 10, 2023			
Bobby Parikh[(1)]	Video call	Present	Video call	Video call	Present	Video call	Present	Present	Present	Video call	Video call	11	11	100
D. Sundaram[(2)]	Video call	Present	Video call	Video call	Present	Video call	Present	Present	Present	Present	L	11	10	91
Michael Gibbs	Video call	Present	Video call	Video call	Present	Video call	Present	Present	Present	Video call	Video call	11	11	100
% of attendance	100	100	100	100	100	100	100	100	100	100	67			

Present ✓ Attended L Leave of absence Attended through video call

[(1)] Appointed as the Chairperson of the Committee effective March 23, 2023

[(2)] Ceased to be the Chairperson of the Committee effective March 23, 2023

Audit Committee report for the year ended March 31, 2023

Activities of the Committee during the year	Frequency
The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the Committee.	Q
Held discussions with the auditors (whenever necessary, without the presence of members of the Management) regarding the Company's audited financial statements and sought the auditors' judgment on the quality and applicability of the accounting principles, the reasonableness of significant judgments, the adequacy of disclosures in the financial statements and other matters as the Committee deemed necessary	Q
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed with independent auditors the nature and scope of the audit, reviewed the audit engagement to ascertain adequacy and appropriateness	A
Reviewed the Management's discussion and analysis of the financial condition and results of operations	A
Discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) Auditing Standard 1301, as adopted by the PCAOB in Rule 3200	A
Besides discussing the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies, the Committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs.	Q

Reviewed the annual performance assessment of statutory auditors, internal auditors and the secretarial auditors	A
Recommended appointment of internal auditors and secretarial auditors	A
Reviewed and recommended audit fees, audit related fees, availing permissible non-audit services by statutory auditors and the corresponding non-audit service fees for Board's approval	P
Helped the Board monitor the Management's financial reporting process	P
Reviewed the process adopted by the Management for testing impairment of assets including financial assets and goodwill	P
Reviewed the significant transactions of the subsidiaries	P
Reviewed and approved related party transactions, granted omnibus approvals from time to time, took note of half-yearly disclosures to the stock exchanges and recommended to the Board for approval as and when necessary	P
Reviewed the performances of the acquired entities. It also approved and recommended the investments, divestments and acquisitions made during the year for the approval of the Board	P
Monitored and reviewed mechanism to track the compliances under insider trading Regulations and also reviewed the legal and compliance updates in addition to the investigations of the whistleblower complaints received during the year	Q
Reviewed, approved and recommended amendments to the Audit Committee Charter	P
Reviewed and recommended to the Board on various policies as part of annual policy review process	P
Took note of disclosures by promoters under Regulation 31(5) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Recommendations of the Committee

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the Committee has recommended the following to the Board:

- The Company's quarterly financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board
- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2023, be accepted by the Board as a true and fair statement of the financial status of the Company
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2023, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupee in accordance with IFRS, for the quarter and year ended March 31, 2023, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollar in accordance with IFRS, for the year ended March 31, 2023, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission (SEC)
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ending March 31, 2024, to review various operations of the Company
- The appointment of Makarand M. Joshi & Co. Company Secretaries, as secretarial auditor for the year ending March 31, 2024, to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013
- The Committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on Audit Committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.

Relying on its review and the discussions with the Management and the independent auditors, the Committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting. In conclusion, the Committee is satisfied that it has complied with its responsibilities as outlined in the Audit Committee Charter. The Board has accepted all recommendations made by the Audit Committee.

Sd/-

Bengaluru **Bobby Parikh**

April 13, 2023 *Chairperson*

Nomination and Remuneration Committee



D. Sundaram
Chairperson

The Nomination and Remuneration Committee ("the Committee") comprises only independent directors. As on March 31, 2023, the Committee comprised:

1. D. Sundaram , *Chairperson*
2. Michael Gibbs
3. Govind Iyer

Objectives of the Committee

The main objectives and responsibilities of the Committee are to:

1. Assist the Board in discharging its responsibilities relating to the compensation of the Company's executive directors, Key Managerial Personnel (KMP) and senior management
2. Evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for the Company's executive directors, KMP and senior management (including identifying persons to be appointed to positions of KMP and senior management in accordance with identified criteria and to recommend to the Board their appointment and removal);
3. Formulate the criteria for determining qualifications, positive attributes and independence of a director, and performance evaluation of directors on the Board
4. Administration of equity-based plans / schemes approved by the shareholders
5. Oversee the Company's nomination process for KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with criteria approved by the Board
6. Recommend the appointment and removal of directors, for approval at the annual meeting of shareholders;
7. Carry out evaluation of the performance of the Board and review the evaluation's implementation and compliance;
8. Leadership development and succession planning
9. Develop and maintain corporate governance policies applicable to the Company
10. Devise a policy on Board diversity

Committee governance

The Committee fulfills the requirements of:

- Nomination and Remuneration Committee Charter
- Section 178 of the Companies Act, 2013
- Regulation 19 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

Committee Policy and Charter

The Board amended the Charter of the Nomination and Remuneration Committee on January 12, 2022 and the Nomination and Remuneration Policy on March 17, 2023. The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

The Nomination and Remuneration Committee met seven times during fiscal 2023.

Composition and attendance

100%	3	7	93%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the Nomination and Remuneration Committee

Nomination and Remuneration Committee meeting										
Name of the member	Committee meeting details							Held during tenure	✓	% of attendance
	1	2	3	4	5	6	7			
	Apr 12, 2022	May 21, 2022	Jul 23, 2022	Oct 11, 2022	Oct 12, 2022	Jan 11, 2023	Mar 10, 2023			
D. Sundaram[1]	Present	Attended through video call	Present	Present	Present	Present	L	7	6	86
Michael Gibbs	Present	Attended through video call	Present	Present	Present	Present	Attended through video call	7	7	100
Govind Iyer[2]	NA	NA	NA	NA	NA	NA	Attended through video call	1	1	100
Kiran Mazumdar-Shaw[3]	Present	Attended through video call	Present	Present	Present	Present	L	7	6	86
% of attendance	100	100	100	100	100	100	50			

Present ✓ Attended L Leave of absence Attended through video call

[1] Appointed as the Chairperson of the committee effective March 23, 2023 [2] Appointed as a member of the Committee effective January 13, 2023
[3] Ceased to be a Chairperson and member of the Committee due to retirement effective March 22, 2023

Nomination and remuneration committee report for the year ended March 31, 2023

Activities of the Committee during the year	Frequency
Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate	Q
Recommended the appointment of Egon Zehnder, a leadership advisory firm on board matters, to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during fiscal 2023.	A
Undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel	P
Reviewed the responsibilities of the Board-level committees and based on the expertise of the members of the Board, recommended for the reconstitution of the Board-level committees	P
Reviewed and recommended to the Board the amendments to the Nomination and Remuneration Policy	P
Reviewed the Nomination and Remuneration Committee Charter	A
Reviewed the overall Board composition and recommended the appointment of Govind Iyer as a member of the Board	P
Placed a substantial focus on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees	P
Stock incentives were approved and granted to eligible employees of the Company and subsidiaries during the year under the 2015 Plan and the 2019 Plan.	P
Designing, benchmarking and continuously reviewing the compensation program for the Board and the CEO & MD against the achievement of measurable performance goals	P
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed various initiatives undertaken by the Company to ensure the safety, security and well-being of employees, as well as their overall development through learning programs and on-the-job training.	Q
Recommended the appointment of Shaji Mathew as Group Head of Human Resources and KMP	P
Recommended the appointment of D. Sundaram as Lead Independent Director of the Company, for the approval of the Board	P

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 12, 2023

D. Sundaram
Chairperson

Corporate Social Responsibility Committee



Govind Iyer
Chairperson

The Corporate Social Responsibility Committee ("the Committee") comprises only independent directors. As on March 31, 2023, the Committee comprised:

1. Govind Iyer, *Chairperson*
2. Uri Levine
3. Chitra Nayak

Our CSR philosophy

We focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

Objectives and responsibilities of the Committee

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for:

1. Identifying the areas of CSR activities
2. Recommending the amount of expenditure to be incurred on the identified CSR activities
3. Implementing and monitoring the CSR Policy from time to time
4. Formulating a CSR annual action plan and recommending it to the Board
5. Reviewing the Company's initiatives and programs
6. Coordinating with Infosys Foundation or such other agency(ies) in implementing programs and executing initiatives as per the CSR policy of the Company.

Committee governance

The Committee comprised three independent directors and fulfill the requirements of:

- Section 135 of the Companies Act, 2013
- CSR Committee Charter

The CSR committee is responsible for in identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of the Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, including Australia and Europe. The Foundations, in turn, guide the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2023.

Composition and attendance

100%	3	4	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the CSR Committee

CSR Committee meeting							
Name of the member	Committee meeting details				Held during tenure	✓	% of attendance
	1	2	3	4			
	Apr 11, 2022	Jul 23, 2022	Oct 11, 2022	Jan 10, 2023			
Kiran Mazumdar-Shaw[1]	Present	Present	Present	Present	4	4	100
Chitra Nayak	Present	Present	Present	Present	4	4	100
Uri Levine	Attended through video call	Present	Present	Present	4	4	100
Govind Iyer[2]	NA	NA	NA	NA	NA	NA	NA
% of attendance	100	100	100	100			

Present ✓ Attended L Leave of absence Attended through video call

[1] Ceased to be a Chairperson and member of the Committee due to retirement effective March 22, 2023

[2] Appointed as a member of the Committee effective January 13, 2023 and the Chairperson effective March 23, 2023

Committee Policy and Charter

The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The Board amended the Charter of the CSR Committee and CSR Policy on July 14, 2021. The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

CSR report

The CSR report, as required under the Companies Act, 2013, for the year ended March 31, 2023, is attached as *Annexure 6* to the *Board's report*.

The Committee, on a periodic basis, reviewed and approved the budget and disbursement of funds. The Committee ensures that at least 2% of the average net profits of the Company made during the three immediately preceding financial years is spent for CSR activities in India during the year. Accordingly, during fiscal 2023, the Company spent ₹391.51 crore on various projects. The unspent balance of ₹45.33 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amendments thereunder. In addition to the ₹391.51 crore spent in fiscal 2023, the Company also spent ₹64.39 crore on account of ongoing projects of fiscals 2021 and 2022. The CSR amount spent in the US, Australia, and across Europe, in UK, Germany, France and Ukraine, is over and above the statutory requirement in India.

Sd/-

Bengaluru
April 11, 2023

Govind Iyer
Chairperson

ESG Committee



Chitra Nayak
Chairperson

The ESG Committee ("the Committee") was constituted with effect from April 14, 2021. Infosys is one of the first Indian companies to have a voluntary independent Board ESG Committee to oversee the Company's ESG priorities. The Committee comprises only independent directors. As on March 31, 2023, the Committee comprised:

1. Chitra Nayak, *Chairperson*
2. Uri Levine
3. Govind Iyer

Objectives and responsibilities of the Committee

1. Guide the creation of the ESG vision and ambitions of the Company and continuously review updates and progress on the ESG vision and goals, thereon.
2. Review the ESG Operations Council and its working. The Committee may form and delegate authority to sub-committees as and when appropriate.
3. Ensure that the Company is taking the appropriate measures to undertake and implement actions to further its ESG vision and ambitions. The Committee shall have access to any internal information necessary to fulfill its role, in this regard.
4. Review any statutory requirements for sustainability reporting, e.g. Business Responsibility and Sustainability Report (BRSR) and guide Infosys' leadership on global ESG assessments.
5. Authority to obtain advice and assistance from internal or external experts, advisors.
6. Review and reassess the adequacy of the ESG Committee Charter periodically and recommend any proposed changes to the Board for approval.

Committee governance

The main responsibility of the ESG Committee is to guide the ESG journey of the Company embarked from 2011. The ESG Committee Charter dated July 14, 2021, can be accessed at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

The Company's ESG vision 2030 and ESG report 2023 can be accessed at

https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html

https://www.infosys.com/sustainability/documents/infosys-esg-report-2022-23.pdf

The ESG committee met four times during fiscal 2023.

Composition and attendance

100% Independence	**3** Members	**4** Meetings	**100%** Attendance

Attendance details of the ESG Committee

ESG Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	% of attendance
	1	2	3	4			
	Apr 11, 2022	Jul 23, 2022	Oct 11, 2022	Jan 10, 2023			
Chitra Nayak[1]	Present	Present	Present	Present	4	4	100
Kiran Mazumdar-Shaw[2]	Present	Present	Present	Present	4	4	100
Uri Levine	Attended through video call	Present	Present	Present	4	4	100
Govind Iyer[3]	NA	NA	NA	NA	NA	NA	NA
% of attendance	100	100	100	100			

Present   ✓ Attended   L Leave of absence   Attended through video call

[1] Appointed as the Chairperson of the Committee effective April 14, 2022

[2] Ceased to be the Chairperson of the Committee effective April 13, 2022 and member of the Committee effective March 22, 2023.

[3] Appointed as a member of the Committee effective January 13, 2023

ESG Committee report for the year ended March 31, 2023

Activities of the Committee during the year	Frequency
Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate	Q
Reviewed the ESG Operations Council and its working	Q
Reviewed digital skilling and reskilling initiatives of the Company	A
Reviewed responsible supply chain initiatives, global climate change disclosure requirements, and process and data quality audit reports	P
Reviewed ESG ambitions 2030 and took note of responsible supply chain program and various sustainable procurement initiatives	P
Reviewed and recommended amendments to the Corporate Governance Guidelines, for the approval of the Board	P
Monitored the Company's progress on Diversity, Equity and Inclusion leadership, including training initiatives on unconscious bias and Orbit Next etc.	Q
Reviewed the Company's position with respect to global ESG assessments and provided directions to address gaps	Q
Reviewed client engagements on climate actions and sustainability	A

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Sd/-

Bengaluru
April 11, 2023

Chitra Nayak
Chairperson

Risk Management Committee



D. Sundaram
Chairperson

The Risk Management Committee ("the Committee") comprises only independent directors. As on March 31, 2023, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Michael Gibbs
3. Uri Levine
4. Bobby Parikh
5. Chitra Nayak
6. Govind Iyer

Objectives and responsibilities of the Committee

The primary objectives of the Committee are:

1. To assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks
2. To monitor and approve the enterprise risk management framework and associated practices of the Company
3. To periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard
4. To periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities
5. To evaluate significant risk exposures of the Company and assess the Management's actions to mitigate the exposures in a timely manner
6. To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner
7. To coordinate its activities with the Audit Committee in instances where there is any overlap with audit activities
8. To review and reassess the adequacy of the Risk Management Committee Charter periodically and recommend any proposed changes to the Board for approval
9. To ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors
10. To appoint, remove and approve terms of remuneration of the Chief Risk Officer

Committee governance

The Committee comprises only independent directors and fulfills the requirements of:

- Risk Management Committee Charter
- Regulation 21 of the Listing Regulations
- NYSE guidelines, as applicable

Committee Charter

The Risk Management Committee Charter as amended on July 14, 2021 is available on the Company's website, at

https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

The Committee met four times during fiscal 2023.

Composition and attendance

100%	6	4	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the Risk Management Committee

Risk Management Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	% of attendance
	1	2	3	4			
	Apr 11, 2022	Jul 24, 2022	Oct 11, 2022	Jan 10, 2023			
D. Sundaram	Present	Present	Present	Present	4	4	100
Kiran Mazumdar-Shaw[1]	Present	Present	Present	Present	4	4	100
Michael Gibbs	Present	Present	Present	Present	4	4	100
Uri Levine	Attended through video call	Present	Present	Present	4	4	100
Bobby Parikh	Present	Present	Present	Present	4	4	100
Chitra Nayak	Present	Present	Present	Present	4	4	100
Govind Iyer[2]	NA	NA	NA	NA	NA	NA	NA
% of attendance	100	100	100	100			

Present | Attended | L Leave of absence | Attended through video call

[1] Ceased to be a member of the Committee due to retirement effective March 22, 2023

[2] Appointed as a member of the Committee effective January 13, 2023

Risk Management Committee report for the year ended March 31, 2023

Activities of the Committee during the year	Frequency
Reviewed the risks arising due to evolving macro-economic scenarios in markets we operate	P
Reviewed risks and mitigation actions to heightened competitive landscape, technology disruption and innovation, inflation, and regulatory environment	P
Reviewed the risks and assessed the mitigation actions put in place to address talent constraints	P
Reviewed the risks and assessed mitigation actions put in place to tackle challenges arising due to geopolitical conflicts including the crisis in Eastern Europe	P
Reviewed and reassessed the adequacy of the Committee's charter and recommended any proposed changes to the Board for approval	P
Reviewed the governance of contractual liabilities	P
Reviewed service delivery risk in critical client engagements	P
Reviewed client credit risk	Q
Reviewed the risks to the achievement of ESG goals	P
Reviewed the risks related to hybrid working model	P
Assessed top risks to the effective execution of the Company's strategy; tracked trend lines of top strategic, operational and compliance-related risks, the likelihood of their occurrence, potential impact and progress of mitigation actions	Q
Reviewed the Company's information security and data privacy policies, incident policy, related system controls, GDPR and similar regulatory requirements, risks and progress of mitigation actions	Q
Reviewed the cybersecurity related risks and oversight of the Cybersecurity Risk Sub-committee	Q
Submitted regular reports and recommendations to the Board with respect to risk management and mitigation procedures	Q
Reviewed the appointment and terms of remuneration of the Chief Risk Officer	A
Reviewed and approved the Enterprise Risk Management Framework of the Company	A
Undertook an annual performance evaluation of its own effectiveness	A

Frequency A Annually Q Quarterly P Periodically

Sd/-

Bengaluru
April 11, 2023

D. Sundaram
Chairperson

Cybersecurity Risk Sub-committee



Michael Gibbs
Chairperson and Cybersecurity expert

The Cybersecurity Risk Sub-committee ("the Sub-committee") comprises only independent directors. As on March 31, 2023, the sub-committee comprised:

1. Michael Gibbs, *Chairperson and Cybersecurity expert*
2. D. Sundaram
3. Uri Levine
4. Govind Iyer

Committee governance

The risk management Committee constituted a Cybersecurity Risk Sub-committee in April 2019. This Sub-committee was voluntarily constituted to focus on cybersecurity-related threats. The objective of the Sub-committee is to assess cybersecurity-related risks and the preparedness of the Company to mitigate and react to such risks. The Sub-committee meets periodically and recommends its findings, if any, to the Risk Management Committee. The Sub-committee has appointed an external consultant who is an expert in security engineering to advice and guide the Sub-committee on cybersecurity matters.

The Sub-committee met four times during fiscal 2023.

Composition and attendance

100%	4	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the Cybersecurity Risk Sub-committee

Cybersecurity Risk Sub-committee meeting

Name of the member	Committee meeting details				Held during tenure	✓	% of attendance
	1	2	3	4			
	Apr 05, 2022	Jul 14, 2022	Oct 11, 2022	Jan 10, 2023			
Michael Gibbs	Attended through video call	Attended through video call	Present	Present	4	4	100
D. Sundaram	Attended through video call	Attended through video call	Present	Present	4	4	100
Uri Levine	Attended through video call	Attended through video call	Present	Present	4	4	100
Govind Iyer[1]	NA	NA	NA	NA	NA	NA	NA
% of attendance	100	100	100	100			

Present ✓ Attended L Leave of absence Attended through video call

[1] Appointed as a member of the committee effective January 13, 2023

Cybersecurity Risk Sub-committee report for the year ended March 31, 2023

Activities of the Committee during the year	Frequency
Reviewed the security awareness initiatives along with consequence management for violations	P
Reviewed the heightened external threat environment	P
Reviewed the remote and hybrid working challenges and controls	P
Reviewed the new regulatory requirements for cybersecurity	P
Reviewed the cyber resilience table-top exercise and other initiatives like the internal and external bug bounty program, ISG boot camp etc.	P
Reviewed subsidiaries' BitSight rating	P
Reviewed the threat landscape and incident metrics, global ransomware attacks, and Infosys preparedness	Q
Reviewed the security program maturity assessment and external benchmarking	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 11, 2023

Michael Gibbs
Chairperson

Stakeholders Relationship Committee



Michael Gibbs
Chairperson

The Stakeholders Relationship Committee ("the Committee") comprises only independent directors. As on March 31, 2023, the Committee comprised:

1. Michael Gibbs, *Chairperson*
2. D. Sundaram
3. Bobby Parikh
4. Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the IEPF rules.

Purpose of the Committee

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term 'stakeholder' includes shareholders, debenture holders and other security holders.

Objectives and responsibilities of the Committee

The primary objectives of the Committee are to:

1. Consider and resolve the security holders' concerns or complaints
2. Monitor and review the investor service standards of the Company
3. Take steps to develop an understanding of the views of shareholders about the Company, either through direct interaction, analysts' briefings or survey of shareholders
4. Oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns

Committee governance

The Committee comprises four independent directors and performs the functions as required by:

- Section 178 of the Companies Act, 2013 and rules framed thereunder
- Regulation 20 of the Listing Regulations and other regulations and laws, as applicable
- NYSE guidelines, as applicable
- Stakeholders Relationship Committee Charter

Committee Charter

The Stakeholders Relationship Committee Charter dated April 1, 2019, is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf

Composition and attendance

100%	4	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the Stakeholders Relationship Committee

Stakeholders Relationship Committee meeting

Name of the member	Committee meeting details				Held during tenure	Attended	% of attendance
	1	2	3	4			
	Apr 11, 2022	Jul 23, 2022	Oct 11, 2022	Jan 10, 2023			
D. Sundaram[1]	Present	Present	Present	Present	4	4	100
Bobby Parikh	Present	Present	Present	Present	4	4	100
Chitra Nayak	Present	Present	Present	Present	4	4	100
Michael Gibbs[2]	NA	NA	NA	NA	NA	NA	NA
% of attendance	100	100	100	100			

Present ✓ Attended L Leave of absence Attended through video call

[1] Ceased to be the Chairperson of the Committee effective March 23, 2023

[2] Appointed as the Chairperson of the Committee effective March 23, 2023

Shareholding as on March 31, 2023

Members

Dematerialized	Physical
29,39,742	285

Total **29,40,027**

Shares

Dematerialized	Physical
414,45,16,086	40,43,958

Total **414,85,60,044**

% to equity

Dematerialized	Physical
99.90	0.10

Total **100%**

■ Dematerialized ■ Physical

Complaints received and resolved during the year ended March 31, 2023


2022
3,312
3,312
2023
3,568
3,568
Received
Resolved

Stakeholders Relationship Committee report for the year ended March 31, 2023

Activities of the Committee during the year	Frequency
Monitored and reviewed the Company's performance in dealing with stakeholder grievances	A
Reviewed various measures and initiatives taken for reducing the quantum of unclaimed dividends and timely receipt of dividend warrants / annual reports / notices by the shareholders of the Company	P
Reviewed the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules	P
Reviewed the annual audit report submitted by the RTA's (Registrar & Share Transfer Agent) independent auditors on the annual internal audit conducted on the RTA operations as mandated by SEBI	A
Periodically provided updates to the Board	P
Reviewed the measures taken for effective exercise of voting rights by shareholders	A
Reviewed the adherence to service standards and security assessments adopted in respect of various services being rendered by the RTA	P
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed the Management's investor / analyst interactions	Q
Reviewed the key investor relations updates	Q

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 11, 2023

Michael Gibbs
Chairperson

Fairness and excellence

Two of the core values of our C-LIFE, fairness and excellence are evident in the workings of the Board, its evaluation and the compensation paid to the directors and the executive leadership.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the Nomination and Remuneration Committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some performance indicators, based on which the independent directors are evaluated, include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2023. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaires, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2023.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, the Listing Regulations and the NYSE listing manual.

Board and executive leadership compensation

Executive leadership compensation

Our executive compensation programs encourage reward for performance. A significant portion of the executives' total rewards is tied to the delivery of long-term corporate performance goals to align with the interest of the shareholders.

As required under the Listing Regulations, the Nomination and Remuneration Committee recommends to the Board the payment of remuneration to the senior management. The Nomination and Remuneration Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Non-executive and non-independent chairman's compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Independent directors' compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profit for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

The Board, while deciding the basis for determining the compensation of the independent directors, takes various things into consideration. These include global board compensation benchmarking, participation of individual directors in Board and committee meetings, other responsibilities, such as membership or chairmanship of committees, time spent in carrying out other duties, roles and functions as prescribed in Schedule IV of the Act, Listing Regulations and such other factors as the Board deems fit.

Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

The amount payable to independent directors for the year ended March 31, 2023 is ₹15.17 crore. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2023.

The aggregate amount of remuneration (commission) was arrived at using the following criteria:

Particulars	in ₹ crore	in US$
Fixed Board fee	1.23	150,000
Board / committee attendance fee[1]	0.21	25,000
Non-executive chairman fee	2.47	300,000
Chairperson – Audit Committee	0.41	50,000
Members – Audit Committee	0.25	30,000
Chairperson – other committees	0.25	30,000
Members – other committees	0.16	20,000
Travel fee (per meeting)[2]	0.08	10,000
Incidental fees (per meeting)[3]	0.01	1,000
Lead Independent Director	0.25	30,000

Notes: 1 US$ = ₹ 82.17 as on March 31, 2023

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

(2) For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to independent directors for expenses incurred during their travel to attend Board meetings in India.

(4) The payment is subject to deduction of tax at source (TDS) as required by applicable tax laws. If any tax is deducted at source as per applicable tax laws, a certificate as prescribed by law will be issued for the amount of tax withheld. The Company shall seek necessary and relevant tax documents as per applicable law in seeking waiver or reducing any applicable withholding taxes.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation, if required.

Materially significant related party transactions

There have been no materially significant related party transactions that may have potential conflict with the interests of listed entity at large as provided in the Related Party Transactions Policy, which is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf.

Remuneration to directors in fiscal 2023

in ₹ crore

Name of the director	Fixed salary			Bonus / incentives / variable pay	Perquisites on account of stock options exercised[1]*	Commission	Total
	Base salary (A)	Retiral benefits (B)	Total fixed salary (A+B)				
Non-executive and non-independent director							
Nandan M. Nilekani[2]	–	–	–	–	–	–	–
Executive director							
Salil Parekh[3]	6.67	0.45	7.12	18.73	30.60	–	56.45
Independent directors							
D. Sundaram[4]	–	–	–	–	–	2.67	2.67
Kiran Mazumdar-Shaw[5]	–	–	–	–	–	2.45	2.45
Michael Gibbs	–	–	–	–	–	2.63	2.63
Bobby Parikh	–	–	–	–	–	2.02	2.02
Chitra Nayak	–	–	–	–	–	2.54	2.54
Govind Iyer[6]	–	–	–	–	–	0.49	0.49
Uri Levine[7]	–	–	–	–	–	2.37	2.37

Notes: The details in the above table are on accrual basis.

[1] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2023 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

[2] Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

[3] a) Perquisites value of stock incentives on account of exercise of 1,24,783 Restricted Stock Units (RSUs) under the 2015 Plan and 73,962 RSUs under the 2019 Plan during fiscal 2023

b) On the recommendation of the Nomination and Remuneration Committee, in accordance with the terms of his previous employment agreement, the Board approved

i) the grant of 84,361 performance-based RSUs under the 2015 Plan effective May 2, 2022

ii) the grant of 64,893 performance-based RSUs for fiscal 2023 under the 2019 Plan effective May 2, 2022. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the previous employment agreement.

c) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his revised employment agreement effective July 1, 2022, the Board approved

i) the grant of 1,40,228 performance-based RSUs under the 2015 Plan effective August 1, 2022. These will vest based on the achievement of certain performance targets.

ii) the grant of 12,894 performance-based RSUs under the 2015 Plan effective August 1, 2022. These will vest based on the achievement of certain environment, social and governance milestones as determined by the Board.

iii) the grant of 32,236 performance-based RSUs under the 2015 Plan effective August 1, 2022. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board.

iv) the grant of 19,341 annual time-based RSUs for fiscal 2023 under the 2015 Plan effective February 1, 2023

These RSUs will vest in line with the revised employment agreement.

[4] D. Sundaram was appointed as Lead Independent Director effective March 23, 2023.

[5] Kiran Mazumdar-Shaw retired as Lead Independent Director effective March 22, 2023.

[6] Govind Iyer was appointed as Independent Director effective January 12, 2023.

[7] Uri Levine to retire as Independent Director effective April 19, 2023.

* The RSUs were issued at par value.

In accordance with the Listing Regulations, no employee, including key managerial personnel or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, without prior approval from the Board as well as from shareholders by way of an ordinary resolution. No such instances were reported during fiscal 2023.

Employment agreements with executive director

Name of the director	Effective date of executive employment agreement	Details of shareholders' approval on the agreements	Website links
Salil Parekh, Chief Executive Officer and Managing Director	January 2, 2018 (Initial appointment) and July 1, 2022 (reappointment)	The shareholders approved the initial appointment and key terms of the agreement vide postal ballot concluded on February 20, 2018 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019. Further, the shareholders approved the reappointment of Salil Parekh including revised remuneration payable to him at the 41st AGM held on June 25, 2022.	Employment agreement including key terms: https://www.infosys.com/investors/reports-filings/documents/ceo-executive-employment-agreement2022.pdf and https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf and https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf

Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows:

in ₹ crore

Type of service	Fiscal 2023	Fiscal 2022
Audit fees [1]	21	18
Tax fees	4	3
Others	1	1
Total	**26**	**22**

[1] Includes audit and audit-related services

Integrity and transparency & Relationship with stakeholders

Our Company upholds integrity and transparency in all transactions and communications to stakeholders. Our stakeholders are our partners in the path to sustained value creation and therefore, our relationship with stakeholders and clear communication with them is at the center of all disclosures and reports.

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an Initial Public Offering (IPO) in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹ 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$ 34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The share data mentioned before is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$ 294 million, US$ 1.1 billion and US$ 1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. During fiscal 2019, the Company voluntarily delisted from Euronext London and Paris due to low trading volume.

Infosys equity shares and ADSs are listed on NSE and BSE in India and in NYSE, respectively, under the symbol "INFY".

Bonus issues and stock split


No. of shares
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1
2
4
8
16
32
64
128
256
1,024
2,048
4,096
8,192
16,384

Prior to 1986	1986	1989	1991	1992	1994	1997	1999	2000	2005	2007	2015	2016	2019
	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Stock Split	Bonus	Bonus	Bonus	Bonus	Bonus
	1:1	1:1	1:1	1:1	1:1	1:1	1:1	2:1	3:1	1:1	1:1	1:1	1:1

Corporate action

Note:
The above graph depicts the increase in the number of Infosys shares as a result of the Company's bonus issues over the years and a stock split in 2000 in the ratio of 2:1. For example, if the investor / shareholder held one share in 1986 prior to the bonus issue and continued to hold it, he would have 16,384 shares today owing to the bonus share issues and stock split.

Dividend for fiscal 2023

	Interim	Total Dividend	Final
Amount	₹16.50	₹34.00	₹17.50
Dividend cycle	Interim 2022-23		Final 2022-23
Record date	Oct 28, 2022		Jun 02, 2023
Payout date	Nov 10, 2022		Jul 03, 2023

Unclaimed dividend

Section 124 of the Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), as amended, mandates that companies transfer dividend that has remained unclaimed / un-encashed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate that the shares on which dividend has not been claimed / encashed for seven consecutive years or more be transferred to the IEPF.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below:

Year	Type of dividend	Dividend per share (₹)[1]	Date of declaration	Due date for transfer	Amount (₹)[2]
2015-2016	Final	14.25	June 18, 2016	July 17, 2023	1,42,78,457
2016-2017	Interim	11.00	October 14, 2016	November 19, 2023	1,22,82,105
2016-2017	Final	14.75	June 24, 2017	July 25, 2024	1,98,31,803
2017-2018	Interim	13.00	October 24, 2017	November 24, 2024	2,11,76,948
2017-2018	Final & Special	30.50	June 23, 2018	July 24, 2025	4,21,21,472
2018-2019	Interim	7.00	October 16, 2018	November 14, 2025	1,81,56,524
2018-2019	Special	4.00	January 11, 2019	February 10, 2026	1,04,84,992
2018-2019	Final	10.50	June 22, 2019	July 21, 2026	2,52,78,908
2019-2020	Interim	8.00	October 11, 2019	November 11, 2026	2,17,17,633
2019-2020	Final	9.50	June 27, 2020	July 28, 2027	2,39,79,822
2020-2021	Interim	12.00	October 14, 2020	November 17, 2027	2,78,11,807
2020-2021	Final	15.00	June 19, 2021	July 20, 2028	3,04,57,367
2021-2022	Interim	15.00	October 13, 2021	November 16, 2028	3,37,73,488
2021-2022	Final	16.00	June 25, 2022	July 25, 2029	3,58,09,082
2022-2023	Interim	16.50	October 13, 2022	November 13, 2029	3,24,27,096

[1] Not adjusted for bonus issue [2] Amount unclaimed as on March 31, 2023

In order to educate the shareholders and with an intent to protect their rights, the Company also sends regular reminders to shareholders to claim their unclaimed dividends / shares before it is transferred to the IEPF. Shareholders may note that both the unclaimed dividends and corresponding shares transferred to the IEPF, including all benefits accruing on such shares, if any, can be claimed from the IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Year	Type of dividend	Dividend declared on	Date of transfer to IEPF	Amount transferred to IEPF
2022-23	Interim 2015-16	October 12, 2015	November 17, 2022	1,03,63,320
2022-23	Final 2014-15	June 22, 2015	July 22, 2022	1,39,48,102
2021-22	Interim 2014-15	October 10, 2014	November 12, 2021	82,69,260
2021-22	Final 2013-14	June 14, 2014	July 19, 2021	1,19,89,432
2020-21	Interim 2013-14	October 18, 2013	November 24, 2020	80,44,220
2020-21	Final 2012-13	June 15, 2013	July 20, 2020	95,13,423

Shares transferred to IEPF

During the year, the Company transferred 1,48,274 and 2,98,879 shares on August 20, 2022 and December 14, 2022, respectively, due to the dividends being unclaimed for seven consecutive years, in accordance with the IEPF rules. During the year, the Company received applications from shareholders for claiming shares from the IEPF. The IEPF has settled applications pertaining to 26,666 shares to respective shareholders and IEPF holds 7,26,048 shares as on March 31, 2023 on account of transfer of shares under the IEPF Rules. During the year, the Company also transferred ₹1,15,13,013.50 as corporate benefits (dividend) arising on shares already transferred to the IEPF.

Schedule of events

42nd Annual General Meeting

Date and time	Mode	Participation through video-conferencing	Webcast	E-voting dates
June 28, 2023, Wednesday 4:00 p.m. IST	Video conference and other audio-visual means	https://agm.onwingspan.com/InfosysAGM	https://www.infosys.com/Investors/	June 23, 2023 to June 27, 2023

Financial calendar

The Company's financial year begins on April 1 and ends on March 31. Our tentative calendar for declaration of results for the financial year 2023-24 are as follows:

Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Mar 31, 2024	Quarter ending
Jul 20, 2023	Oct 12, 2023	Jan 11, 2024	Apr 18, 2024	Board meeting and earnings release date
Jun 16, 2023 to Jul 23, 2023	Sep 16, 2023 to Oct 15, 2023	Dec 16, 2023 to Jan 14, 2024	Mar 16, 2024 to Apr 21, 2024	Trading window closure

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, at https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx.

Share transfer system

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form. We request shareholders whose shares are in physical mode to dematerialize their shares. Shareholders holding shares in dematerialized mode have been requested to register their email address, bank account details and mobile number with their depository participants. Those holding shares in physical mode have been requested to furnish PAN, nomination, contact details, bank account details and specimen signature for their corresponding folios. The folios shall be frozen, if any of these details are not available on or after October 01, 2023. Shareholders may contact the RTA at, einward.ris@kfintech.com and also refer details at https://www.infosys.com/investors/shareholder-services/investors-service.html.

Investor conferences / events held in fiscal 2023

Infosys holds press meet and investor / analyst calls after every quarterly results announcement, which is accessible to all the shareholders and general public. The Company also holds its Annual General Meeting, which is accessible to all the shareholders. The details of these are sent to the stock exchanges and updated on the website. Infosys also participates in various sell-side / broker-arranged investor conferences where the Management interacts with investors in one-on-one or group meetings. The details of such participation are sent to the exchanges and updated on the website.


9
3
Total 12
Q1
9
1
Total 10
Q2
7
1
Total 8
Q3
7
1
Total 8
Q4
Conferences / NDRs
Company events

Investor grievances and investor contacts

We have a Board-level Stakeholders Relationship Committee to examine and redress complaints by shareholders and investors. The status of complaints is reported to the entire Board. The Stakeholders Relationship Committee meets as often as required to resolve shareholder grievances.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Company's RTA.

For any grievances / complaints, shareholders may contact the RTA, KFin Technologies Limited at einward.ris@kfintech.com. For any escalations, shareholders may write to the Company at investors@infosys.com and for queries on dividend tax, write to us on dividend.tax@infosys.com. For addresses and contact details for investor queries, RTA, depositary banks, depositories for equity shares in India and stock exchanges, refer to the *Investor contacts*.

Legal proceedings

There are certain pending civil cases involving rival claims made by parties seeking declaration of title and accrued benefits of the Company's disputed shares. Since the disputed shares relate to the Company, Infosys Limited and share transfer agent KFin are made *pro forma* defendants in these litigation matters. However, these matters are not material in nature.

Commodity price risk or foreign exchange risk and hedging activities

For details of foreign exchange risk and hedging activities, refer to form 20-F which is available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

Share capital

Holding as on March 31, 2022	Buyback of shares		ESOP allotment	Holding as on March 31, 2023
420,67,38,641	6,04,26,348	414,63,12,293	22,47,751	414,85,60,044

Category-wise shareholding as on March 31, 2023



Foreign Portfolio Investors
127,77,40,179
30.80%
Others
18,10,67,296
4.36%
Insurance Companies
47,54,56,450
11.46%
Total
414,85,60,044
16.05%
Mutual Funds
66,58,05,972
13.30%
Promoters & Promoter Group
55,16,82,338
12.19%
American Depositary Receipts
50,57,90,851
11.84%
Resident Individuals (Public)
49,10,16,958

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	INFY	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY US

The listing fees for fiscal 2023 have been paid for all of the stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

ISIN Code for Indian equity shares: INE009A01021

Shareholders holding more than 1% of the shares as on March 31, 2023

The details of shareholders (non-promoters and non-ADR holders) holding more than 1% (PAN-based) of the equity as on March 31, 2023 are as follows:

Name of the shareholder	% (percentage of holding)	No. of shares
Life Insurance Corporation of India	7.19%	29,82,44,977
SBI Mutual Fund	3.95%	16,38,20,022
Government of Singapore	2.29%	9,50,49,447
ICICI Prudential Mutual Fund	2.24%	9,31,07,863
NPS Trust	1.56%	6,49,22,206
HDFC Mutual Fund	1.50%	6,22,63,984
UTI Mutual Fund	1.47%	6,09,63,756
Government Pension Fund Global	1.27%	5,25,22,480
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund	1.18%	4,91,23,446
ICICI Prudential Life Insurance Company Limited	1.14%	4,71,80,165
Vanguard Total International Stock Index Fund	1.13%	4,68,52,400
SBI Life Insurance Company Limited	1.04%	4,31,98,008
Aditya Birla Sun Life Mutual Fund	1.02%	4,24,37,168

Distribution of shareholding as on March 31, 2023

No. of shares held	No. of holders	% to holders	% to equity	No. of shares
1-1	1,95,271	6.64%	0.00%	1,95,271
2-10	9,86,323	33.55%	0.14%	58,00,953
11-50	9,64,745	32.81%	0.63%	2,60,41,493
51-100	3,32,458	11.31%	0.62%	2,57,97,439
101-200	2,17,245	7.39%	0.79%	3,26,58,619
201-500	1,45,266	4.94%	1.12%	4,64,85,673
501-1,000	50,963	1.73%	0.89%	3,67,16,723
1,001-5,000	35,145	1.20%	1.73%	7,18,80,337
5,001-10,000	4,893	0.17%	0.83%	3,44,27,217
10,001 and above	7,718	0.26%	93.25%	386,85,56,319
Total	29,40,027	100%	100%	414,85,60,044

Dematerialization of shares and liquidity



99.90%
% to total equity
0.10%
Demat mode
Physical mode

	Shareholders [1]	Shares
Total	29,40,027	414,85,60,044
Demat mode	29,39,742	414,45,16,086
Physical mode	285	40,43,958

(1) The number of shareholders based on demat accounts is 29,40,027 and based on PAN is 28,01,574 as on March 31, 2023. There will be a difference in the number of shareholders based on demat and PAN, since shareholders can have multiple demat accounts under a single PAN.

Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are as follows:

2022-23	BSE			NSE			Total volume
Month	**High (₹)**	**Low (₹)**	**Volume (A)**	**High (₹)**	**Low (₹)**	**Volume (B)**	**(A+B) (No.)**
April	1,909.95	1,550.40	75,67,806	1,910.30	1,550.00	17,06,96,670	17,82,64,476
May	1,589.25	1,399.50	1,19,68,147	1,589.40	1,399.25	17,60,39,201	18,80,07,348
June	1,555.05	1,367.20	63,75,880	1,555.00	1,367.15	13,91,44,802	14,55,20,682
July	1,555.00	1,410.90	1,01,07,973	1,555.70	1,410.65	11,51,24,860	12,52,32,833
August	1,631.00	1,450.00	87,87,826	1,631.35	1,450.00	9,23,98,681	10,11,86,507
September	1,553.00	1,355.50	1,00,00,625	1,553.00	1,355.00	17,14,80,153	18,14,80,778
October	1,546.20	1,387.00	1,56,08,333	1,546.40	1,386.00	10,51,06,395	12,07,14,728
November	1,653.00	1,482.00	89,03,167	1,653.50	1,485.00	9,19,35,458	10,08,38,625
December	1,672.45	1,483.00	48,87,640	1,672.60	1,482.45	12,76,79,808	13,25,67,448
January	1,568.80	1,444.00	66,29,009	1,568.80	1,446.50	14,20,93,979	14,87,22,988
February	1,620.00	1,481.30	42,59,217	1,619.75	1,481.30	9,93,46,960	10,36,06,177
March	1,520.00	1,365.00	53,07,093	1,520.40	1,364.55	14,26,69,535	14,79,76,628
Total			**10,04,02,716**			**157,37,16,502**	**167,41,19,218**

The volume traded / outstanding shares (%) in the last three fiscals is as follows:

Fiscal	Volume (BSE)	Volume (NSE)	Volume (BSE +NSE)
2022-23	3	43	46
2021-22	3	44	47
2020-21	4	74	78

Note: The number of shares outstanding was 364,27,69,193 as of March 31, 2023. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

2022-23	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Month					
April	25.13	19.75	1,902.59	1,507.12	25,58,78,594
May	20.79	17.90	1,582.53	1,386.36	23,45,73,990
June	19.64	17.52	1,525.40	1,367.26	19,46,36,089
July	19.60	17.63	1,556.63	1,405.99	20,06,18,614
August	20.60	18.28	1,637.08	1,462.18	14,92,08,756
September	19.41	16.39	1,546.01	1,330.54	25,57,33,063
October	18.88	16.82	1,559.87	1,374.96	21,47,44,671
November	20.36	18.08	1,660.56	1,497.75	12,95,92,391
December	20.57	17.69	1,668.23	1,464.91	16,09,69,127
January	19.11	17.47	1,547.34	1,440.51	15,98,90,015
February	19.59	17.93	1,618.13	1,481.86	14,56,85,967
March	18.34	16.59	1,500.21	1,369.34	20,27,80,820
Total					**230,43,12,097**

Note:

1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the daily rates. The number of ADSs outstanding as on March 31, 2023, was 50,57,90,851. The percentage of volume traded for the year at NYSE, to the total float was 456%.

ADS premium compared to price quoted on NSE


(₹)
1,800
1,500
1,200
900
600
300
-
(%)
2.0
1.0
0.0
-1.0
-2.0

	April	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
ADS(₹)	1,666.83	1,497.30	1,462.72	1,487.23	1,567.82	1,429.90	1,476.27	1,572.73	1,540.35	1,507.73	1,564.84	1,428.40
Equity(₹)	1,693.68	1,500.12	1,462.88	1,485.00	1,567.30	1,432.51	1,475.70	1,576.85	1,554.57	1,513.53	1,572.89	1,429.33
Premium/ (Discount)	-1.6%	-0.2%	0.0%	0.1%	0.0%	-0.2%	0.0%	-0.3%	-0.9%	-0.4%	-0.5%	-0.1%

Note: Represents monthly average of closing prices of our ADSs listed on NYSE compared to monthly average of closing prices of our equity shares listed on NSE.

Outstanding ADSs

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each ADS is represented by one equity share. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012. As on March 31, 2023, there were 1,15,944 record holders of ADRs evidencing 50,57,90,851 ADSs (1 ADS = 1 equity share).

Infosys share price versus the NSE Nifty 50 index


120
100
80
60
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Infosys
NIFTY 50

Note: Infosys share price and NSE Nifty 50 index values on April 1, 2022 have been baselined to 100.

Infosys share price versus the S&P BSE Sensex (Sensex)


120
100
80
60
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Infosys
BSE Sesnsex

Note: Infosys share price and Sensex values on April 1, 2022 have been baselined to 100.

Credit ratings

There has been no change in the credit ratings of Infosys from any of the agencies during the year.

Rating agency	Rating	Outlook
Moody's	Baa1	Stable
Standard & Poor's	A	Stable
Dun & Bradstreet	5A1	Condition: Strong
CRISIL	AAA	Stable

Shareholders

Communication to the shareholders

The Company ensures that the following filings and reports are available on its website:

- The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/. The reports contain select financial data extracted from the audited consolidated financial statements under the IFRS (INR), and audited condensed consolidated financial statements under the IFRS (USD). The quarterly / annual results are generally published in at least one English language national daily newspaper circulating in the whole or substantially the whole of India (*Business Standard*) and in one regional daily newspaper circulating in Karnataka (*Prajavani*).
- Quarterly and annual financial statements, standalone and consolidated, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/.
- Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.
- Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report.html.
- Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts, etc., is regularly updated on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

Registered office and global locations

The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Our operations are spread across 274 locations in 56 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/documents/global-presence2023.pdf for details related to our global locations.

Subsidiaries

As on March 31, 2023, we have 28 direct subsidiaries and 70 step-down subsidiaries. The Company does not have any material subsidiary.

General body meetings

The details of the special resolutions passed during the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed	Web link for webcast / transcripts
March 31, 2022	41st AGM: June 25, 2022 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Reappointment of D. Sundaram as an independent director	https://www.infosys.com/investors/news-events/annual-general-meeting/2022/agm-2022-transcript.pdf
March 31, 2021	40th AGM: June 19, 2021 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Approval for the buyback of equity shares of the Company 2. Reappointment of Michael Gibbs as an independent director	https://www.infosys.com/investors/news-events/annual-general-meeting/2021/agm-2021-transcript.pdf
March 31, 2020	39th AGM: June 27, 2020 at 4 p.m. IST	Held through video conferencing / other audio-visual means	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2020/agm-2020-transcript.pdf

Extraordinary General Meeting

No extraordinary general meeting of the members was held during fiscal 2023.

Postal ballot

During the year, the Company passed two special resolutions through postal ballot through e-voting.

Date of postal ballot notice	Resolution passed	Approval date	Scrutinizer	Link for postal ballot notice and results
October 28, 2022	Approval for the Buyback of Equity Shares of the Company	December 02, 2022	Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries.	https://www.infosys.com/investors/shareholder-services/postal-ballot.html
February 28, 2023	Appointment of Govind Iyer (DIN: 00169343) as an Independent Director of the Company	March 31, 2023	Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries.	https://www.infosys.com/investors/shareholder-services/postal-ballot.html

Procedure for postal ballot

The postal ballot was carried out as per the provisions of Sections 108 and 110 and other applicable provisions of the Act, read with the Rules framed thereunder and applicable circulars issued by the Ministry of Corporate Affairs from time to time.

Details of special resolution proposed to be transacted through postal ballot

None of the businesses proposed to be transacted at the ensuing AGM requires passing of a special resolution through postal ballot.

Legal compliance

In everything we do, we comply with the law of the land. All disclosures and policies to this effect, including details of non-compliance, regulatory orders, certifications and complaints, are made available in this corporate governance report.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Regulatory orders

There were no regulatory orders pertaining to the Company for fiscal 2023.

CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Integrated Annual Report.

Code of conduct

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has adopted the Code of Conduct and Ethics ("the Code"). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf.

All members of the Board, the executive officers and senior officers have affirmed compliance to the Code as on March 31, 2023. A declaration to this effect, signed by the CEO & MD and the CFO, forms part of the *CEO and CFO certification*.

Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail the mechanism, and allows direct access to the chairperson of the Audit Committee in exceptional cases. During the year, no person was denied access to the Audit Committee.

The Whistleblower Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf.

Complaints pertaining to sexual harassment

The details of complaints filed, disposed of and pending during the financial year pertaining to sexual harassment are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Prevention of insider trading

The Company has amended the Code on fair disclosure and investor relations effective April 13, 2023. The policy and procedures for inquiry in case of leak of Unpublished Price Sensitive Information (UPSI) or suspected leak of UPSI is forming part of the Code of Conduct for prohibition of insider trading.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties
- The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- Internal auditor reporting directly to the Audit Committee

Certificate of non-disqualification of directors

Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as Annexure A.

Auditors' certificate on corporate governance

The auditor's certificate on corporate governance is provided as *Annexure 4* to the *Board's report*.

Annexure A: Certificate of non-disqualification of directors

CERTIFICATE

[Pursuant to Regulation 34(3) and Schedule V Para C Clause (10)(i) of the Securities Exchange and Board of India (Listing Obligations and Disclosure Requirements) Regulations,2015]

To,
The Members,
Infosys Limited
Electronics City, Hosur Road,
Bengaluru, Karnataka-560100, India

We have examined the relevant disclosures provided by the Directors (as enlisted in Table A) to Infosys Limited bearing CIN: L85110KA1981PLC013115, having registered office at Electronics City, Hosur Road, Bengaluru, Karnataka-560100, India (hereinafter referred to as "the Company") for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para C Clause 10 (i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our knowledge and based on the following:

i. Documents available on the website of the Ministry of Corporate Affairs;
ii. Verification of Directors Identification Number (DIN) status on the website of the Ministry of Corporate Affairs;
iii. Disclosures provided by the Directors (as enlisted in Table A) to the Company; and
iv. Debarment list of the Bombay Stock Exchange and the National Stock Exchange,

we hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as directors of the Company by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other statutory authority as on March 31, 2023.

Table A

Name of the Directors	Director Identification Number (DIN)	Date of appointment in the Company
Nandan M. Nilekani	00041245	August 24, 2017
Salil Parekh	01876159	January 02, 2018
D. Sundaram	00016304	July 14, 2017
Michael Gibbs	08177291	July 13, 2018
Bobby Parikh	00019437	July 15, 2020
Chitra Nayak	09101763	March 25, 2021
Uri Levine	08733837	April 20, 2020
Govind Iyer	00169343	January 12, 2023

For Makarand M. Joshi & Co.
Company Secretaries

Sd/-
Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
PR: 640 / 2019
UDIN: F005533E000085437

Place: Mumbai
Date: April 13, 2023

Investor contacts

For queries relating to financial statements

Jayesh Sanghrajka

EVP, Deputy Chief Financial Officer

Tel: +91 80 2852 1705 Fax: +91 80 2852 0754

Email : jayesh.sanghrajka@infosys.com

Investor correspondence

Sandeep Mahindroo

SVP, Financial Controller & Head – Investor Relations

Tel: +91 80 3980 1018 Fax: +91 80 2852 0754

Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A.G.S. Manikantha

VP, Company Secretary

Tel: +91 80 4116 7775 Fax: +91 80 2852 0754

Email: investors@infosys.com

For queries relating to Business Responsibility and Sustainability Report

Aruna C. Newton

VP – Head – Diversity and Inclusion

Tel: +91 80 2852 0261

Email: arunacnewton@infosys.com

Registrar and share transfer agents

KFin Technologies Limited

Unit: Infosys Limited, Selenium Tower B, Plot Nos. 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500032

Contact person

C. Shobha Anand

Deputy Vice President,

KFin Technologies Limited
Toll Free Number 1800-309-4001
Email: einward.ris@kfintech.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas

Corporate Bank - Depositary Receipts
Floor 17S, 1 Columbus Circle
New York NY, USA 10019
Tel: +1 212 250 2500

India

Deutsche Bank AG, Filiale Mumbai

Corporate Bank – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: +91 22 7180 4875

Custodian in India (ADS)

ICICI Bank Limited

Securities Market Services
1st Floor, Empire Complex, 414,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel : +91 82919 02703

Depository for equity shares in India

National Securities Depository Limited

Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel: +91 22 2499 4200

Central Depository Services (India) Limited

Marathon Futurex, A-Wing,
25th floor, Mafatlal Mills Compound
NM Joshi Marg, Lower Parel (East), Mumbai 400013
Tel: +91 22 23002041/23002033

Addresses of stock exchanges

In India

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G,
Bandra Kurla Complex,
Bandra (E), Mumbai – 400 051
Tel: (022) 26598100-14 / 66418100

BSE Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001, India
Tel: +91-22-22721233/4, +91-22-66545695 (Hunting)

Outside India

New York Stock Exchange
11 Wall Street, New York, NY 10005, US
Tel: +1 212 656 3000

Risk management report

" Risks related to the geo-political changes, uncertainties in the economy, supply chain constraints, talent availability, technology disruption and inflation have impacted businesses across the world during the fiscal year. Our enterprise risk management processes were instrumental in keeping the Company focused on our most important priorities toward all our stakeholders."

Deepak Bhalla
EVP – Chief Risk Officer

Note: The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and exercise their own judgment in assessing risks associated with the Company.

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture and commitment to stakeholders – employees; customers; investors; regulatory bodies; partners and the community around us – are the foundation for our ERM framework. The systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Strategic decisions are taken after careful consideration of primary risks, secondary risks, consequential risks and residual risks. The ERM function also enables effective resource allocation through structured qualitative and quantitative risk impact assessment and prioritization based on our risk appetite. Our ERM framework also enables the identification of underlying opportunities during risk assessment, which are then further evaluated and actionized by the business. Our ERM framework encompasses all of the Company's risks – strategy and strategy execution; operational; and legal and compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks faced by our key stakeholders and their cumulative impact while framing our risk responses.

Strategy and strategy execution	The risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of our strategy are covered in this category. For example, risks inherent to our industry and our competitiveness are analyzed and mitigated through strategic choices of target markets, our market offerings, business model and talent base.
Operational	The risks affecting our policies, procedures, people and systems, thereby impacting service delivery or operations, or compromising our core values or business practices are covered in this category. For example, risks such as inefficiencies in internal processes, human rights, business activity disruptions due to natural calamities, climate change events, human conflicts, system failures and cybersecurity attacks.
Legal and compliance	The risks arising out of threats posed to our financial, organizational, or reputational standing resulting from litigations, non-conformance with laws, regulatory or geo-political developments, code of conduct and contractual compliances are covered in this category.

Integrated Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

Integrated Enterprise Risk Management Framework



STRATEGY
PERFORMANCE EVALUATION AND RISK MANAGEMENT
GOVERNANCE
Strategy and business objectives
Risk-enabled decision-making
8-layer governance
Risk identification
Risk management
Vision and mission
Values and culture
Strategic and stakeholder goals
Derived goals
Type of risks
Legal and compliance
Operational
Strategy execution
Level 1 Risk
Level 2 Risk
Level 3 Risk
Level 4 Risk
Level 5 Risk
Granularity
Sales
Delivery
Business enabling function
Impact groups
Risk assessment
Opportunity
Treatment, mitigation and control implementation
Secondary and consequential risk assessment
Residual risk assessment and decision-making
Auditing, monitoring and reporting
Risk governance and disclosures
Board of Directors
Risk Management Committee (RMC) of the Board
Cybersecurity Sub-Committee
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
Aligned lines of defense
iGRC platform
Intelligent risk analytics – Live Enterprise

Salient features of our Enterprise Risk Management program

Our ERM program adopts unique methods to identify risks, evaluate potential impact and promote risk awareness across the organization.



Enterprise Risk Management program
Salient features

Secondary, consequential and residual risks

Secondary risks are threats that could impede the mitigation of primary risks. Consequential risks are the unintended consequences of primary mitigation, and residual risks are those risks that are left over after mitigation.

Aggregation and accumulation

Exposure for same risks are aggregated as it goes up the hierarchy. This provides enterprise-wide view to the leadership. Cumulated risk view is also provided to understand total exposure arising out of all risks at a unit level.

Process risk frameworks

Process-specific risk frameworks have been developed for decision-making, for example, frameworks for customer risk, vendor risk, contractual liability, contractual weighted-risk and credit risk.

Intelligent risk analytics – Live Enterprise

Internal and external risk and performance indicators, loss incidents are used real-time to identify, analyze and assess potential issues that could negatively impact strategic goals.

RISC360 : iGRC

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella. This enables risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to provide a consolidated view of risks to strategic goals.

Risk culture

Our risk culture encourages open and upward communication. Coupled with our belief systems and core values, this drives behavior, guides daily activities and decision-making throughout the organization. We encourage sharing of knowledge and best practices, continuous process improvement and a strong commitment to ethics and integrity.

Highlights of fiscal 2023

During fiscal 2023, we extended the adoption of the integrated ERM framework across the organization, strengthening our risk management program and enhancing the risk culture. The risk office played a key role in identifying, assessing and managing primary and secondary risks – so as to ensure the smooth delivery of services to our clients, transparent communication with all stakeholders and fulfilling our social responsibility while ensuring employee safety and health. The risk office assessed, monitored and reported on risks related to geo-political scenarios; uncertainties in the economy; inflation; technology disruption and innovation; talent availability; cybersecurity; data protection and privacy; ESG; contractual liabilities; and complex and evolving regulatory environment.

While the Company tracks several risks to its business as mentioned in the Management's Discussion and Analysis section of this Integrated Annual Report, the key risks and emerging risks are described below along with the Company's approach to mitigate them.

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Geo-political, macro-economic or health events	• Unfavorable geo-political, economic or health events may result in currency volatility and reduced spend on technology products and services which may adversely impact demand for our offerings which in turn may impact our growth and profitability. • **Emerging risk aspect:** Geo-political, economic or health events are dynamic in nature and constantly evolving. Uncertainty about new changes therefore sometimes makes it difficult to predict and assess the impact. • **Impacted capitals:** Financial, Social & Relationship and Human	• Broad-based growth to reduce concentration in any single region, client or industry • Operational agility to assess and respond to situations, including enablement of remote working, working out of multiple DCs / locations, etc. • Currency hedging • **Opportunity** – Clients are looking for IT projects which can help them take out costs.
Commoditization of services and heightened competitive landscape	• If we are unable to differentiate our offerings and manage customer expectations in times of intense competition in the market for technology services, this could affect our win rates and pricing, reduce our market share and decrease our revenue and profits. • **Impacted capitals:** Financial and Intellectual	• Differentiation though innovation and industry solutions • Increased automation • Investment in launching innovative new offerings • A broad portfolio of interconnected services and solutions • Focused growth of digital capabilities
Technology disruption and innovation	• **Emerging risk:** Not having the right framework and approach to identify, invest in, incubate and operationalize new services and offerings that are in line with technology changes, client preferences and market expectations may disrupt our value proposition and reduce our relevance to customers, impacting our revenue and profitability. The speed and nature of technological changes make it difficult to predict the trend. • **Impacted capitals:** Financial, Human and Intellectual	• Innovation framework • Investments in research and development • Robust alliance strategy • Consulting and industry / domain knowledge led solutions • Reskilling program for employees into newer technologies and methodologies • Large deal program • **Opportunity** – Identify, develop and deploy new offerings to customers leveraging next-generation technologies.
Talent supply constraints and Hybrid working model	• If we are unable to hire, engage and retain technology and management talent, manage leadership succession and transition, respect and protect human rights, continuously evolve our hybrid work model in response to changing needs and expectations, it could impact our reputation, ability to staff projects or execute large and complex programs, or optimize cost structures. • **Impacted capitals:** Financial, Human and Intellectual	• Employee engagement and support • Holistic employee retention and recognition efforts • Focus on career and leadership development • Hybrid operational model that balances client requirements, evolving employee preferences, legal requirements and information security risks
Cybersecurity	• Cyber attacks that breach our information network or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may adversely impact our operations and client satisfaction or result in significant regulatory penalties. • **Impacted capitals:** Financial, Human, Intellectual and Manufactured	• Robust cybersecurity framework and controls • Multi-layered governance process with executive and Board oversight • Continued investment in technologies • Readiness to respond to incidents • Awareness programs and trainings • **Opportunity** – Cybersecurity services to the customer

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Data protection and privacy	• Failure to protect personal and sensitive information of our stakeholders in accordance with applicable laws may impact our operations or result in significant regulatory penalties. • **Impacted capitals:** Financial, Human and Intellectual	• Robust data privacy framework and controls • Privacy by design • Multi-layered governance process with executive and Board oversight • Preparedness for response to incidents • Awareness programs and trainings • Region-specific data protection controls and awareness campaigns
Cost inflation / Inability to improve margin	• If we are unable to run our operations effectively and with sustainable cost levers, our long-term profitability may be adversely affected. • **Impacted capitals:** Financial	• Effective operations with sustainable cost optimization levers • Automation and planned capex program focused on technology adoption
ESG	• If we are unable to demonstrate the outcome of our ESG program covering various areas such as climate change, GHG reductions, digital skilling, empowering local communities, diversity, responsible supply chains, compliance and governance, etc., our operations, reputation, access to capital and longer-term financial stability could be adversely impacted. • **Emerging risk aspect:** Expectations on ESG may change in future due to evolving stakeholders' expectations and disclosure requirements. • **Impacted capitals:** Financial, Human, Intellectual, Natural, Social & Relationship and Manufactured	• ESG 2030 goals and execution roadmap • Board level governance and oversight through dedicated ESG committee of the Board • **Opportunity** – Climate change related solutions and services to the customer.
Contractual liabilities	• Risk of clients demanding more favorable terms including onerous clauses related to the liability and our inability to adhere to contractual obligations with customers may lead to litigations, fines, and may adversely impact our reputation, revenue and profitability. • **Impacted capitals:** Social & Relationship and Financial	• Engaging clients on contractual terms through dedicated in-house team • Contract legal playbook with risk framework • Multi-layered governance process for contract approval • Dedicated teams to adhere, monitor and audit contractual obligations • Comprehensive Board level monitoring, reporting and governance
Complex and evolving regulatory environment	• If we are not able to comply with the existing complex regulatory landscape (e.g., immigration, wages, tax, sanctions), it could result in investigations, regulatory inquiries, litigation, fines, and negative client sentiments. • **Emerging risk aspect:** Evolving regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies. • **Impacted capitals:** Financial, Human, Intellectual, Social & Relationship and Natural	• Comprehensive compliance framework, controls and program • Awareness programs and trainings • Periodic compliance certification • Comprehensive monitoring, reporting and governance including Board oversight

Cybersecurity risk management

Cyber risks, being one of the key risks, is managed through multi-layered controls with a defense-in-depth approach starting from the thoughtfully-crafted cybersecurity strategy, supplemented by policies, processes and controls (preventive, detective, and corrective). Our strategy is focussed on four areas: transparency and experience; continual improvement and compliance; cyber resilience; and building and maintaining a positive cybersecurity culture within the organization.

A high-level working group, the enterprise Information Security Council (ISC), has been established, which is responsible for governing and overseeing the Information Security Management System (ISMS) at Infosys. ISC focuses on establishing, directing, monitoring, and executing the information security program with representation from various departments and business units at Infosys and reports to the Operational Risk Council highlighting key risks to the executive leadership.

Business Responsibility and Sustainability Report



Infosys has always placed sustainability at the heart of its business approach. Our ability to fulfil and exceed our responsibilities to our stakeholders is a testament to our commitment. We have balanced our business success with unwavering focus on exemplary governance and responsiveness to the needs of the environment and society. As an early proponent of responsible business, we readily embraced our commitment to integrate environmental, social and governance (ESG) factors into our operations. In fiscal 2013, we were among the first companies to publish the Business Responsibility Report (BRR).

Infosys has adopted the Business Responsibility and Sustainability Report (BRSR) for fiscal 2023 to provide enhanced disclosures of our ESG practices and priorities. The BRSR follows the NGRBC principles on the social, environmental and economic responsibilities of business.

Our BRSR includes our responses to questions about our practices and performance on key principles defined by Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, as amended from time to time, which cover topics across the ESG dimensions.

Section A: General Disclosure

I Company details

1. Corporate Identity Number (CIN) of the company	L85110KA1981PLC013115
2. Name of the company	**Infosys Limited**
3. Year of incorporation	July 02, 1981
4. Registered office address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
5. Corporate address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
6. E-mail id	askus@infosys.com
7. Telephone	+91-80-2852 0261
8. Website	www.infosys.com
9. Financial year for which reporting is being done	April 2022-March 2023
10. Name of the Stock Exchange(s) where shares are listed	In India, company's equity shares are listed on the * BSE Limited (BSE) * National Stock Exchange of India Limited (NSE) The ADSs are listed on the New York Stock Exchange in the US
11. Paid-up Capital [1]	₹2,074 crore
12. Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	**ARUNA C. NEWTON** Vice President Tel: 91 80 2852 0261 Email: arunacnewton@infosys.com
13. Reporting boundary - Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together).	The disclosures under this report are made on a consolidated basis, unless otherwise specified.

[1] As per the Standalone financial statements under Ind AS

II Products / services

14. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of main activity	Description of business activity	% of turnover of the entity
1	Software and IT consulting (GICS classification – Information Technology – Software and Services)	Software application development and maintenance, IT consulting. Further details are provided in the *Management Discussion and Analysis* section of this Integrated Annual Report.	93.7

15. Products / services sold by the entity (accounting for 90% of the entity's turnover)

S. No.	Product / service	NIC code	% of total turnover contributed
1	Software application development and maintenance, IT consulting	620	93.7

III Operations

16. Number of locations where plants and / or operations / offices of the entity are situated

Location	Number of plants	Number of offices	Total
National	NA	56	274
International	NA	218	

17. Markets served by the entity

a.

Locations	Number
National (No. of states)	12
International (No. of countries)	82

b. What is the contribution of exports as a percentage of the total turnover of the entity?

97.2% [1]

[1] Based on Standalone financial statements under Ind AS

c. Types of customers and beneficiaries

Business to business

IV Employees

18. Details as at the end of fiscal:

a. Employees

S. No.	Particulars	Total (A)	Male		Female	
	Employees		No. (B)	% (B / A)	No. (C)	% (C / A)
1	Permanent (D)	3,43,234	2,07,879	60.56	1,35,355	39.44
2	Other than permanent [1] (E)	24,891	20,001	80.35	4,890	19.65
3	Total employees (D + E)	3,68,125	2,27,880	61.90	1,40,245	38.10
	Differently-abled employees [2]		**No. (B)**	**% (B / A)**	**No. (C)**	**% (C / A)**
1	Permanent (D)	1,357	1,009	74.4	348	25.6
2	Other than permanent (E)	–	–	–	–	–
3	Total employees (D + E)	1,357	1,009	74.4	348	25.6

As on March 31, 2023

[1] Other than permanent employees includes contractors. The entire workforce of Infosys is categorized as 'Employees' and none as 'Workers'. Therefore, the information required in all sections in the 'Workers' category not applicable to Infosys.

[2] Employees who have voluntarily disclosed their disability.

19. Participation / Inclusion / Representation of women (including differently-abled)

	Total (A)	No. and percentage of females	
		No. (B)	% (B / A)
Board of Directors	8	1	12.50
Key Management Personnel [1]	3	0	–

As on March 31, 2023

[1] Key Management Personnel are Chief Executive Officer and Managing Director (CEO & MD), Chief Financial Officer (CFO) and Company Secretary (CS)

20. Turnover rate for permanent employees and workers (Disclose trends for the past 3 years)

	Turnover rate in fiscal 2023 (In %)			Turnover rate in fiscal 2022 (In %)			Turnover rate in fiscal 2021 (In %)		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent employees	21.1	20.6	20.9	28.7	26.1	27.7	11.3	10.2	10.9
Other than permanent employees	We do not calculate turnover of contract staff as they are hired for a fixed contract period, by design.								

This table represents percentage of voluntary attrition (LTM – IT Services)

V. Holding, subsidiary and associate companies (including joint ventures)

21. (a) Names of holding / subsidiary / associate companies / joint ventures

Refer to *Annexure 1* to the Board's Report of this Integrated Annual Reportfor information on holding / subsidiary / associate companies / joint ventures.

VI. CSR Details

22. (i) Whether CSR is applicable as per Section 135 of Companies Act, 2013:	Yes
(ii) Turnover (in ₹ crore) [1]	1,24,014
(iii) Net worth (in ₹ crore) [1]	67,745

[1] As per the standalone financial statements under Ind AS

VII. Transparency and disclosures compliances

23. Complaints / grievances on any of the principles under the National Guidelines on Responsible Business Conduct

Infosys' stakeholders include our investors, clients, employees, vendors / partners, governments, and the community. A strong whistleblower policy and non-retaliation clause is available to all our stakeholders. Our Whistleblower Policy is available at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf. For details on investor complaints received and resolved, refer to the 'Investor complaints' available in the *Corporate governance report* of this Integrated Annual Report. For details on employee grievances and resolution, refer to Question 6 of Principle 5. More details are available on our ESG microsite at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/resolution-hubs.html.

24. Overview of the entity's material responsible business conduct issues. Please indicate material responsible business conduct and sustainability issues pertaining to environmental, social and governance matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications, as per the following format

S. No.	Material issue identified	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk (Indicate positive or negative implications)
1	**Environment :** Climate change	Risk	– Climate change risks are increasingly manifesting in our business as strategic risks, physical risks, and transitional risks (market and compliance) that, if not managed adequately, could adversely affect our operations, reputation, and profitability.	– A holistic approach towards carbon neutrality each year including energy efficiency, renewable energy and carbon offsets – Enabling the creation of resilient physical infrastructure to address extreme weather conditions, while maintaining operational efficiencies	**Negative :** Increased operating costs in meeting the environmental standards.
2	**Environment :** Engaging clients on climate actions through our solutions	Opportunity	– Increased revenue through development and / or expansion of services to help our customers manage their climate change risks. – Savings through lower-emission energy sources – Global leadership in addressing climate change through advocacy		**Positive :** Scope to improve Infosys' competitiveness and capitalize on the shifting client preferences by leveraging our expertise in sustainability, low-carbon transition, and digital / IT to help our clients in their sustainability and low-carbon journeys
3	**Societal :** Facilitating best-in-class employee experience	Risk	– Inability to facilitate best-in-class employee experience may impact our ability to attract, hire, train, engage and retain talent.	– Employee engagement and support – Holistic employee retention and recognition efforts – Focus on career and leadership development – Occupational health and safety measures	**Negative :** Impact on employer reputation, increased cost of talent, etc.
4	**Societal :** Tech for Good platforms and solutions for e-governance, healthcare and education	Opportunity	– The development and adoption of advanced technologies, including smart automation and artificial intelligence, have the potential to increase productivity and GDP growth and solve larger challenges for the common good, while facilitating the achievement of the UN SDGs. Digital technologies and platforms have already been used successfully in the consumer technology space, and there is an opportunity to leverage these to ensure social good.		**Positive :** Given the shortage of digital talent, there is immense scope to create a talent pool to accelerate the digital transformation journey of our customers.

S. No.	Material issue identified	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk (Indicate positive or negative implications)
5	**Governance :** Data privacy and information management	Risk	– Cyber attacks that breach our information network and / or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may impact our operations and client satisfaction or result in significant regulatory penalties.	– Robust cybersecurity and data privacy frameworks and controls – Multi-layered governance process with oversight by the executive and the Board – Continued investment in technology – Readiness to respond to incidents – Awareness programs and trainings – Privacy by design – Region-specific data protection controls and awareness campaigns	**Negative :** Increased operational cost for technological investments and hiring and training talent
6	**Governance :** Being recognized as industry leader in our information security practices	Opportunity	– Increasing revenue from cybersecurity service offerings and solutions – Being recognized as a industry leader in our information security practices and adoption of leading data privacy standards across all global operations will result in higher client confidence.		**Positive :** Minimize cybersecurity and data privacy breach threats to Infosys and our customers through advanced cybersecurity solutions and adoption of leading data privacy standards

Section B: Management and process disclosures

Disclosure question	P1	P2	P3	P4	P5	P6	P7	P8	P9
Policy and management processes									
1a. Whether your entity's policy / policies cover each principle and its core elements of the NGRBCs. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
1b. Has the policy been approved by the Board? * (Yes / No)	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
1c. Web link of the policies, if available	Refer to the Whistleblower Policy, Infosys Code of Conduct and Ethics	Refer to the Responsible Supply Chain and Supplier Diversity Policy	Refer to Infosys Code of Conduct and Ethics	Refer to our CSR Policy and ESG vision 2030	Refer to our Responsible Supply Chain and Supplier Diversity Policy and Infosys Code of Conduct and Ethics	Refer to our HSE Policy	Refer to our ESG vision 2030	Refer to our CSR Policy and Responsible Supply Chain and Supplier Diversity Policy	Refer to our Privacy Statement
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4. Name of the national and international codes / certifications / labels / standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	ISO 9001, GRI Standard 2021, UNGC Principles, OECD-Principles of Corporate Governance, UN SDGs, National Guidelines on Responsible Business Conduct (NGRBC)	ISO 9001, GRI Standard 2021, ISO 14001	ISO 9001, GRI Standard 2021, ISO 45001, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UN Guiding Principles on Business and Human Rights	ISO 9001, GRI Standard 2021	ISO 9001, GRI Standard 2021, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC Principles	ISO 9001, GRI Standard 2021, ISO 14001, PAS 2060:2014, ISO 45001, ISO22301, SASB, TCFD, UN SDGs, Carbon Disclosure Project (CDP)	ISO 9001, GRI Standard 2021, UNGC Principles	ISO 9001, GRI Standard 2021, UN SDGs	ISO 9001, GRI Standard 2021, ISO 27001, ISO 27701, SASB

5. Specific commitments, goals and targets set by the entity with defined timelines, if any.	In 2020, we became carbon neutral, 30 years ahead of the timeline set by the Paris Agreement. In October 2020, we launched our ESG vision and ambitions for 2030. The Company's ESG Vision 2030 can be accessed at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html
6. Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.	Yes. The details of performance on our ESG goals is available in the chapters *Approaching value creation* and *Delivering value* in this Integrated Annual Report.

Governance, leadership and oversight

7. Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements

"Infosys is committed to make the business sustainable and socially responsible. The Company's ESG roadmap is reflected in Infosys ESG Vision 2030 as an ongoing aspiration to be a well-governed organization for diverse talent with an inclusive workplace and community strategies to leverage technology for good."

Salil Parekh
Chief Executive Officer and Managing Director

Information on ESG-related challenges, targets and achievements is available in the chapters *Approaching value creation* and *Delivering value* in this Integrated Annual Report.

8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies)

The ESG Committee of the Board oversees the business responsibility and progress on our ESG ambitions. Read more in the ESG Committee report in the *Corporate governance report* of this Integrated Annual Report.

9. Does the entity have a specified Committee of the Board / Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details

Yes, the ESG Committee of the Board. Read more in the ESG Committee report in the *Corporate governance report* of this Integrated Annual Report.

	Subject for review	Indicate whether review was undertaken by Director / Committee of the Board / Any other committee									Frequency (Annually / Half yearly / Quarterly / Any other – please specify)								
		P1	P2	P3	P4	P5	P6	P7	P8	P9	P1	P2	P3	P4	P5	P6	P7	P8	P9
10. Details of review of NGRBCs by the Company	Performance against above policies and follow up action	Committees of the Board									Annually								
	Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliance	Committee of the Board									Quarterly								

11. Has the entity carried out independent assessment / evaluation of the working of its policies by an external agency? (Yes / No). If yes, provide name of the agency.	**Principles**	P1	P2	P3	P4	P5	P6	P7	P8	P9
	Answer	Yes. BVC, DNV and BSI								

	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
12. If answer to question (1) above is "No" i.e. not all principles are covered by a policy, reasons to be stated	The entity does not consider the principles material to its business (Yes / No)									
	The entity is not at a stage where it is in a position to formulate and implement the policies on specified principles (Yes / No)									
	The entity does not have the financial or human and technical resources available for the task (Yes / No)					Not applicable				
	It is planned to be done in the next financial year (Yes / No)									
	Any other reason (please specify)									

Section C: Principle-wise performance disclosure

PRINCIPLE 1: Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable

Essential indicators

1. Percentage coverage by training and awareness programs on any or all the principles in the financial year

Segment	Total number of training and awareness programs held	Topics / principles covered under the training and its impact	% coverage by awareness programs
Board of Directors and Board Committees	Refer to the Training of board members section of the *Corporate governance report*		100
Key Managerial Personnel (KMP) [1]	15	Climate change, environmental sustainability, social sustainability, Infosys Code of Conduct and Ethics, data privacy, cybersecurity	100
Employees other than BoD and KMPs [1]	15	Climate change, environmental sustainability, social sustainability, Infosys Code of Conduct and Ethics, data privacy, cybersecurity	100

(1) We have an exclusive learning channel on ESG on Lex, our internal learning platform.

2. Details of fines / penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

There are no monetary or non-monetary actions on the Company or its directors / KMPs with regulators / law enforcement agencies / judicial institutions, in the financial year.

3. Of the instances disclosed in Question 2 above, details of the Appeal / Revision preferred in cases where monetary or non-monetary action has been appealed.

Not applicable

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery, anti-corruption and ethical handling of conflicts of interest. Additionally, we also have an Anti-Bribery and Anti-Corruption (ABAC) policy (available in the Company intranet), which provides the requirements around ABAC in detail.

5. Number of Directors / KMPs / employees / workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery / corruption:

There have been no cases involving disciplinary action by any law enforcement agency for the charges of bribery / corruption against directors / KMPs / employees that have been brought to our attention.

6. Details of complaints with regard to conflict of interest:

None.

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators / law enforcement agencies / judicial institutions, on cases of corruption and conflicts of interest

Not applicable

Leadership indicators

1. Awareness programs conducted for value chain partners on any of the principles during the financial year:

Segment	Total number of awareness programs held	Topics / principles covered under the training [1]	% of value chain partners covered under the awareness programs
Value chain partners	2	Governance, ethics and compliance with law, fair business practices, labor practices and human rights, health and safety, and environment	10

[1] We have launched an exclusive ESG learning portal for our suppliers.

2. Does the entity have processes in place to avoid / manage conflicts of interest involving members of the Board? Provide details of the processes in place to avoid / manage conflict of interests involving members of the Board.

Yes. The Company receives periodic / ongoing declarations from its Board members, on the entities they are interested in and ensures requisite approvals, as required under the statute as well as the Company's policies, are in place before transacting with such individuals / entities.

PRINCIPLE 2:
Businesses should provide goods and services in a manner that is sustainable and safe

Essential indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the company, respectively.

	Fiscal 2022-23 (In %)	Fiscal 2021-22 (In %)	Details of improvements in environmental and social impacts
R&D [(1)]	26.7	24.3	Education, training and assessment of employees to upskill and reskill and technology spend to improve environmental and social products and processes.
Capex [(1)]	3.1	3.0	Efficient equipment for cooling, lighting, renewable energy, water management, waste management and sustainable materials.

[(1)] Based on standalone financial statements under Ind AS

2a. Does the company have procedures in place for sustainable sourcing? (Yes / No)

Yes. We are an IT services company, we do not source raw materials. However, all our procurement follows the principles of sustainable sourcing.

2b. If yes, what percentage of inputs were sourced sustainably?

Not applicable. As part of the onboarding process for suppliers, we require their response to an ESG commitment question and their acceptance of the Supplier Code of Conduct, which is based on the UNGC principles.

3. Describe the processes in place to safely collect, reuse, recycle and dispose after sale and at the end of life of your products.

(a) Plastics (including packaging) **(b) E-waste** **(c) Hazardous waste** **(d) Other waste**	Not applicable. We don't manufacture any products. We are an IT services company.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No).

If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards?

If not, provide steps taken to address the same.

Not applicable

Leadership indicators
1. Has the entity conducted Life Cycle Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format? Not applicable
2. If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same Not applicable
3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry). Not applicable. We are an IT services company, we don't manufacture any products.
4. Of the products and packaging collected at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format: Not applicable. We are an IT services company, we don't manufacture any products.
5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category. Not applicable. We are an IT services company, we don't manufacture any products.

PRINCIPLE 3:
Businesses should respect and promote the wellbeing of all employees, including those in their value chains

Essential indicators

1a. Details of measures for the well-being of employees

Category	Total (A)	% of employees covered									
		Health insurance		Accident insurance		Maternity benefits		Paternity benefits		Day care facilities [2]	
		Number (B)	% (B / A)	Number (C)	% (C / A)	Number (D)	% (D / A)	Number (E)	% (E / A)	Number (F)	% (F / A)
		Permanent employees [1]									
Male	1,73,086	1,73,086	100	1,73,086	100	NA	NA	1,73,086	100	–	–
Female	1,13,084	1,13,084	100	1,13,084	100	1,13,084	100	NA	NA	–	–
Total	2,86,170	2,86,170	100	2,86,170	100	1,13,084	100	1,73,086	100	–	–
		Other than permanent employees									
Male	Vendors and contractors are required to adhere to statutory compliances as per the State rules										
Female											
Total											

[1] Includes only employees whose base location is India

[2] Post-covid, owing to a hybrid work model available to employees, we did not see a demand for day care facilities, this year.

2. Details of retirement benefits, for current and previous financial years

Benefits	Fiscal 2023			Fiscal 2022		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y / N / NA)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y / N / NA)
PF	100	NA	Y	100	NA	Y
Gratuity	100	NA	Y	100	NA	Y
ESI [1]	9	NA	Y	9	NA	Y
Others – superannuation [2]	11	NA	Y	9	NA	Y

This table represents retirement benefits for the employees working in India. All our employees working outside India are eligible for retirement benefits according to applicable laws in the regions they operate.

[1] All eligible employees covered under the Employees State Insurance Act ("ESIC"), 1948 are provided the benefit.

[2] Eligible employees are participants to Superannuation retirement benefits

3. Accessibility of workplaces

Are the premises / offices of the entity accessible to differently-abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard

Yes. The premises / offices of the entities are accessible to differently-abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016.

- **Accessible infrastructure:** At Infosys, accessibility principles are integrated into the building and campus infrastructure as part of the design. It is treated as an essential aspect along with other key principles such as productivity, health and wellness, and sustainability. From parking spaces to campus entrances and building-level interventions, accessibility in our infrastructure goes beyond regulatory requirements to ensure our buildings cater to the needs of all users and society. Employee feedback is collected through surveys to evaluate effectiveness of design and facilitate continuous improvement.
- **Local transport allowance:** As part of our commitment to facilitating accessibility, we also provide special transport allowance to our employees in India acknowledging the fact that every differently-abled individual will have a separate accessible commute requirement.
- We also provide loan facility to differently-abled employees to enable them to buy assistive devices.
- **The Practice Guidelines** enable the various functionaries in the organization to develop inclusive practices in their function to integrate differently-abled people.
- **Facilitating careers:** Continuing our focus on addressing 'aspirations' we have also challenged many traditional biases and successfully placed differently-abled employees onsite at client locations and projects. Our offshore development centers of service delivery, quality, solution design and centers of excellence employ people from entry level to senior manager.
- **Accessibility lab:** The digital accessibility learning suite of programs and certification enables engineers to gain a deeper understanding of accessibility needs of differently-abled employees to build accessible solutions. Infosys' Accessibility Testing Tool (iATT) has been listed as one of w3.org's recommended tools. iATT is an intelligent accessibility compliance analyzer with a robust rules engine and exhaustive features that enable intuitive data to facilitate accessibility analysis.
- **The Infyability employee resource group** provides a great opportunity to strengthen communication and awareness, and most importantly, workplace support and inclusion of differently-abled employees.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.

Yes, the entity has an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016.
https://www.infosys.com/careers/discover/culture/documents/diversity-inclusion-policy.pdf

5. Return to work and retention rates of employees that took parental leave.

Gender	Permanent employees – fiscal 2023		Permanent employees – fiscal 2022	
	Return to work rate (In %)	Retention rate (In %) *	Return to work rate (In %)	Retention rate (In %) *
Male	100	70	100	80
Female	99	68	99	77

Based on the recommendations of GRI standard 401-3

* Reasons for attrition could be varied.

6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

Permanent employees and other than permanent employees	Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy. Employees and contract staff have access to several forums where they can highlight matters or concerns faced at the workplace. These are resolved through a well-established and robust grievance resolution mechanism comprising resolution hubs. For more information, refer to Resolution hubs available in the *Management Discussion* and *Analysis* section of this Integrated Annual Report.

7. Membership of employees and workers in association(s) or unions recognized by the listed entity:

We recognize our employees' rights to assemble, communicate and join associations of their choice in matters related to their employment within the purview of our policies and procedures. We respect the rights of our employees to associate or not associate with internal employee resource groups and seek representation, to bargain or not bargain collectively in accordance with local laws.

Category	Fiscal 2023			Fiscal 2022		
	Total employees in respective category (A)	No. of employees in respective category, who are part of association(s) or union (B)	% (B / A)	Total employees in respective category (C)	No. of employees in respective category, who are part of association(s) or union (D)	% (D / C)
Total permanent employees	3,43,234	8,848	2.58	3,14,015	7,668	2.44
Male	2,07,879	5,510	2.65	1,89,517	4,695	2.48
Female	1,35,355	3,338	2.47	1,24,498	2,973	2.39

8. Details of training of employees and worker (% to total no. of employees / workers in the category):

Continuous learning and reskilling have always been central to our culture. Lex, our in-house mobile first online learning platform, offers many self-learning courses that can be accessed by employees anytime, anywhere. We also offer instructor-led training programs to our employees around the world.

Embedding a Health, Safety and Environment (HSE) culture in the organization necessitates competency development. Training includes awareness-building, mock drills, classroom sessions and periodic demonstrations. Job-specific and generic training is conducted for contractual staff during induction and later through refresher modules.

	Fiscal 2023					Fiscal 2022				
	Total (A)	On health and safety measures		On skill upgradation		Total (D)	On health and safety measures		On skill upgradation	
		No. (B)	% (B / A)	No. (C)	% (C / A)		No. (E)	% (E / D)	No. (F)	% (F / D)
Male	2,07,879	2,07,879	100	1,85,211	89.1	1,89,517	1,89,517	100	1,54,824	81.6
Female	1,35,355	1,35,355	100	1,22,439	90.4	1,24,498	1,24,498	100	1,03,022	82.7
Total	3,43,234	3,43,234	100	3,07,650	89.6	3,14,015	3,14,015	100	2,57,846	82.1

9. Details of performance and career development reviews of employees and workers

Category	Fiscal 2023			Fiscal 2022		
	Total (A) [(1)]	No. (B)	% (B / A)	Total (D) [(1)]	No. (E)	% (E / D)
Employees						
Male	1,33,642	1,33,642	100	1,09,198	1,09,198	100
Female	87,121	87,121	100	68,154	68,154	100
Total	2,20,763	2,20,763	100	1,77,352	1,77,352	100

[(1)] 100% of eligible employees have received performance and career development reviews.

10. Health and safety management system:

10a. Whether an occupational health and safety management system has been implemented by the entity? (Yes / No). If yes, the coverage of such system?

Yes. Infosys recognizes and accords highest priority to safety and well-being of its employees and other relevant parties. Our HSE Policy enunciates our philosophy and commitment towards the management of key HSE aspects. Our HSEMS is certified to ISO 45001:2018 standard across all India locations in line with our strategy. At overseas locations, we have implemented processes based on legal requirements / internal benchmarks and have also included them in the internal audits cycle. We have established numerous interventions to address occupational health-related topics, including emotional well-being, mental health, ergonomics, safety, lifestyle diseases and more. Well-equipped occupational health centers are available in all our campuses in India. During the year, doctors and physios have helped employees and their dependents through virtual consultations leveraging our telemedicine portal. More details on Occupational Health and Safety are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

We identify occupational health and safety risks proactively, for all existing / new / modified activities, processes, products or services, and regulatory changes including routine and non-routine activities. Risk assessment includes quarterly evaluation of incidents that have occurred. Hazardous condition, if any, are identified and prioritized for elimination and control. Once the identified hierarchy of controls is implemented, the risk assessment is revisited to assess the residual risks. As Infosys is an IT / ITES company, there are no product risks, but there are those related to the provision of services like ergonomics in work and those associated with the operation of utilities and employee commute. Participation and consultation with relevant personnel involved in the activities is ensured during the risk assessments.

Risks are also assessed prior to and post the development of new buildings. Experience from previous projects and current operations are also considered. We continually monitor our construction sites where infrastructure is being established.

More details on Occupational Health and Safety are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y / N)

Yes.

10d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services?

Yes.

11. Details of safety-related incidents during the current fiscal

Safety incident / number	Category	Fiscal 2023 *	Fiscal 2022 *
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Permanent employees	0.057	0.099
	Other than permanent employees	1.022	0.823
Total recordable work-related injuries	Permanent employees	5	1
	Other than permanent employees	28	19
No. of fatalities	Permanent employees	0	0
	Other than permanent employees	0	1
High consequence work-related injury or ill-health (excluding fatalities)	Permanent employees	0	0
	Other than permanent employees	0	0

"Other than permanent employees" includes contract workmen.

* India operations

12. Describe the measures taken by the Company to ensure a safe and healthy work place.

More details on Occupational Health and Safety are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

13. Number of complaints on working conditions and health and safety made by employees and workers:

	Fiscal 2023		Fiscal 2022	
	Filed during the year	Pending resolution at the end of year	Filed during the year	Pending resolution at the end of year
Working conditions	26	0	6	0
Health and safety	30	0	0	0

14. Assessments for the year for health and safety:

Our HSEMS is certified to ISO 45001:2018 standard. The scope of HSEMS is all activities, which are a part of our operations and employees working for and on behalf of the Company, including deputees at client sites. Safety and well-being of our employees is accorded the highest priority. Our internal corporate certification audits and assessments team (CCAT) conducts periodic assessments across Infosys locations annually.

Assessments for the year	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100
Working conditions	100

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health and safety practices and working conditions.

Stringent operation controls such as maker and checker control points have been deployed across the operational areas. These are also monitored on a periodic basis. There have been no significant risks / concerns arising from assessments of health and safety practices and working conditions.

Leadership indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) employee (Y / N) (B) worker (Y / N)

Yes.

2. Provide the measures undertaken by the Company to ensure that statutory dues have been deducted and deposited by the value chain partners.

The Company periodically audits value chain partners to ensure timely deduction and deposit of statutory dues.

3. Provide the number of employees / workers having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

	Total no. of affected employees / workers		No. of employees / workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	Fiscal 2023	Fiscal 2022	Fiscal 2023	Fiscal 2022
Employees	0	0	0	0
Other than permanent employees	0	1	0	0

"Other than permanent employees" includes contractors.

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes / No)

Yes.

5. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed [1]
Working conditions	31
Health and safety	31

[1] In fiscal 2022, we undertook a commitment to assess 100 of our top suppliers on ESG over a four-year period. We have covered 46 suppliers as on March 31, 2023.

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners

There were no significant risks / concerns arising from the assessments. Based on our observations during these assessments, we have launched an exclusive ESG learning portal to promote learning and sharing of ESG best practices among our suppliers.

PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders

Essential indicators

1. Describe the processes for identifying key stakeholder groups of the entity

We are privileged to maintain a strong relationship with our investors based on a deep understanding of their expectations and our commitment to consistently fulfil them. Client value is one of the elements of the Infosys values, which we refer to as C-LIFE. Our employees enable us to create value for our clients and for the organization, and in return, they enjoy fulfilling careers. Suppliers are our key stakeholders who enable us to deliver business value. Respect for the law of the land is an integral part of the Infosys Code of Conduct, making governments and regulators important stakeholders. Our commitment to inclusive growth ensures that the community is at the center of our sustainable business practices. To fulfil this commitment, Infosys Foundation was established in 1996 to work in the areas of education, healthcare, women empowerment, sustainability, rural development, disaster relief, and the promotion of art and culture.

Our stakeholders are our investors, clients, employees, suppliers, government / regulators and the community.

2. List stakeholder groups identified as key for your company as described in Section B, Q. 9, and the frequency of engagement with each stakeholder group.

The details are provided on our website, at https://www.infosys.com/about/corporate-responsibility/our-stakeholders.html.

Leadership indicators

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

Consultation with stakeholders on E,S and G topics are delegated to departments within the organization who are also responsible for engaging with stakeholders continually. Infosys has presence across multiple geographies, industries, services and products. The universe of our material concerns is complex and multi-layered, one that is deeply intertwined with the decisions we implement and the value we seek to create through our business. Within the domains of E, S and G, we are constantly thinking about the most important issues and preparing for them through these consultations.

We determined our most material issues through a data-driven and consultative exercise. Material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. Read our ESG Vision 2030 document at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html.

The quarterly ESG Committee meeting provides us an opportunity to share feedback with the Board on these consultations.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Yes. We framed our ESG Vision 2030 on material topics based on our stakeholder consultations. Material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. Our ESG priorities, as part of the Company's ESG Vision 2030, can be accessed at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/esg-priorities.html.

3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable / marginalized stakeholder groups.

Infosys Foundation was set up to support underprivileged sections of society, create opportunities and strive towards a more equitable society. The Foundation engages with the community, especially vulnerable and marginalized stakeholder groups, in a variety of focus areas. For information on the percentage of beneficiaries of the CSR projects, refer to Principle 8, Q.6 (Leadership Indicators) in this report. Read the Infosys Foundation annual reports at https://www.infosys.com/infosys-foundation/.

PRINCIPLE 5: Businesses should respect and promote human rights

Essential indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

	Fiscal 2023			Fiscal 2022		
	Total (A)	No. of employees / workers covered (B)	% (B / A)	Total (C)	No. of employees / workers covered (D)	% (D / C)
Employees						
Permanent	3,43,234	3,43,234	100	3,14,015	3,14,015	100
Other than permanent	24,891	24,891	100	25,470	25,470	100
Total employees	3,68,125	3,68,125	100	3,39,485	3,39,485	100

2. Details of employees and workers in terms of minimum wages paid:

Infosys operates in 56 countries and employees are deployed across geographies. Legal minimum is defined based on various parameters like tenure, role, location, citizenship status etc., and varies by country and even by states within some countries. We have defined detailed processes considering these parameters to ensure the employees are paid as per the local regulations and we are compliant with local laws, as applicable.

Category	Fiscal 2023					Fiscal 2022				
	Total employees (A)	Equal to minimum wage		More than minimum wage		Total employees (D)	Equal to minimum wage		More than minimum wage	
		No. (B)	% (B /A)	No. (C)	% (C /A)		No. (E)	% (E /D)	No. (F)	% (F /D)
Permanent employees										
Male	1,73,086	3,856	2.23	1,69,230	97.77	1,57,132	6,974	4.44	1,50,158	95.56
Female	1,13,084	5,040	4.46	1,08,044	95.54	1,04,672	9,208	8.80	95,464	91.20
Total	2,86,170	8,896	3.11	2,77,274	96.89	2,61,804	16,182	6.18	2,45,622	93.82
Other than permanent employees										
Male	Vendors and contractors are required to adhere to statutory compliances as per the State rules									
Female										
Total										

Includes only employees whose base location is India

3. Details of remuneration / salary / wages, in the following format:

As on March 31, 2023		Male		Female	
		Number	Median remuneration / salary / wages of respective category in ₹ lakhs	Number	Median remuneration / salary / wages of respective category in ₹ lakhs
Board of Directors (BoD)		6 *	219.2	1	253.6
Key Managerial Personnel [1]		3	1061.7	0	–
Employees [2] other than BoD and KMP	Junior	75,414	3.6	61,327	3.6
	Middle	73,113	11.3	45,748	9.9
	Senior	24,556	26.3	6,009	22.2
	Total	1,73,083	7.9	1,13,084	5.2

* Remuneration to Chief Executive Officer and Managing Director (CEO and MD) has been included in KMP

[1] Key Management Personnel includes Chief Executive Officer and Managing Director (CEO and MD), Chief Financial Officer (CFO) and Company Secretary (CS)

[2] India - Infosys group

4. Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)

Yes

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization has an open-door policy. Employees also have access to several forums where they can highlight matters or concerns faced at the workplace. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs.

Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness while addressing concerns. The concerns are handled with sensitivity, while delivering timely action and closure. A detailed investigation process ensures fairness for all involved, with an opportunity to present facts and any material evidence.

For more information, refer to Resolution hubs available in the *Management Discussion* and *Analysis* section of this Integrated Annual Report.

6. Number of complaints on the following made by employees and workers:

	Fiscal 2023			Fiscal 2022		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual harassment	78	11 *	Incidents of sexual harassment were reviewed as per the requirements of POSH Act in India and as per the established grievance redressal process.	25	0	–

	Fiscal 2023			Fiscal 2022		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Discrimination at workplace	111	9 *	Incidents pertaining to discrimination were reviewed as per the established grievance redressal process for HEAR	82	0	–
Child labor	–	–	–	–	–	–
Forced labor / Involuntary labor	–	–	–	–	–	–
Wages	–	–	–	–	–	–
Other human rights-related issues	–	–	–	–	–	–

* As on May 29, 2023, we have six ASHI cases and two cases of discrimination at workplace, pending resolution.

A robust feedback mechanism ensures employee feedback and concerns are heard and addressed in a timely manner. During fiscal 2022 and fiscal 2023, we had 660 and 707 queries / grievances, respectively, pertaining to performance management, interpersonal conflicts and other internal policies, which were redressed as per the processes established by HEAR.

7. Mechanism to prevent adverse consequences to the complainant in discrimination and harassment cases

Infosys' non-retaliation policy is an embodiment of our values and a cornerstone of our Code. Infosys commits to protect the complainant and and ensure that they are not retaliated against because of any report that they raise in good faith. Infosys does not tolerate any form of retaliation (whether by a manager, co-worker or otherwise) against an individual because he or she made a good faith report of an integrity concern. This protection also extends to anyone who assists with or cooperates in an investigation or report of an integrity concern or question. We support those who support our values.

8. Do human rights requirements form part of your business agreements and contracts? (Yes / No)

Yes.

9. Assessments for the year:

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties) *
Child labor	100
Forced / involuntary labor	100
Sexual harassment	100
Discrimination at workplace	100
Wages	100
Others – please specify	–

* India operations

10. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 9 above

There were no significant risks / concerns arising from the human rights assessments.

Leadership indicators

1. Details of a business process being modified / introduced as a result of addressing human rights grievances / complaints

At Infosys, our commitment to a values-based ethos is embodied in our Code of Conduct and Ethics. We have strengthened our approach to raising awareness of the Code. In 2022, a digital version of the Infosys Code of Conduct and Ethics was launched. It provides user-friendly access to specific topics in an interactive way. It is a unique audio-visual experience and is easy to navigate. The Code can also be accessed via mobile devices. The launch of the digital version of the Code is designed to help every employee understand the behavior we expect, and the principles and values we uphold. We want to continue to build a culture of compliance, where everyone feels they are doing the right thing and prioritizing legal and ethical choices.

The Code of Conduct and Ethics is also explained and outlined during the onboarding programs. #SwipeRightforIntegrity, an annual legal and compliance event, has evolved into a platform to create awareness, engage in meaningful dialogues with all stakeholders, influence behavior and showcase Infosys' culture. This has advanced the compliance and ethics program and created greater awareness of expected behavior.

2. Details of the scope and coverage of any human rights due diligence conducted.

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization has an open-door policy. Training on Infosys values and the Code of Conduct and Ethics, in which our stand on human rights is enshrined, is an integral part of the induction program for new employees. Every employee at Infosys is mandated to take the Smart Awareness Quiz (SAQ) every year which contains learning and assessments on the Code and human rights-related topics. Year-round email campaigns on human rights topics serve as a reminder to employees on the expectations of maintaining a respectful workplace for everyone. The organization commissioned a human rights assessment of its India operations in 2022. The findings of the assessment were used to incorporate appropriate changes to the approach as detailed in our reponse to Question 1 above.

In fiscal 2023, we launched our Responsible Supply Chain and Supplier Diversity Policy and revised our Supplier Code of Conduct. We also launched an exclusive ESG learning portal for our suppliers, which includes topics on human rights. Our supplier ESG assessments include human rights.

3. Is the premise / office of the entity accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?

Yes. The premise / office of the entity is accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act.

4. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed [1]
Sexual harassment	31
Discrimination at workplace	31
Child labor	31
Forced labor / involuntary labor	31
Wages	31
Others – please specify	–

[1] In fiscal 2022, we undertook a commitment to assess 100 of our top suppliers on ESG over a four-year period. We have covered 46 suppliers as on March 31, 2023.

5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.

There were no significant risks / concerns arising from the assessments.

PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment

Essential indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format

Parameter	Fiscal 2023 (in GJ)	Fiscal 2022 (in GJ)
Total electricity consumption (A)	7,12,134	6,15,063
Total fuel consumption (B)	38,852	35,413
Energy consumption through other sources (C)	Nil	Nil
Total energy consumption (A+B+C)	7,50,986	6,50,476
Energy intensity per rupee of turnover (Total energy consumption / turnover in Rupees)	5.11 GJ / ₹ cr	5.35 GJ / ₹ cr
Energy intensity (optional) – the relevant metric may be selected by the entity	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP	

2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.

Not applicable

3. Provide details of the following disclosures related to water:

Parameter	Fiscal 2023 (in kl)	Fiscal 2022 (in kl)
(i) Surface water	NA	NA
(ii) Groundwater	54,617	1,12,910
(iii) Third-party water	19,93,801	11,29,818
(iv) Seawater / desalinated water	NA	NA
(v) Others (rainwater)	2,26,261	69,656
Total volume of water withdrawal (i + ii + iii + iv + v)	22,74,679	13,12,384
Total volume of water consumption	22,74,679	13,12,384
Water intensity per rupee of turnover (Water consumed / turnover)	15.50 kl / ₹ cr	10.79 kl / ₹ cr
Water intensity (optional) – the relevant metric may be selected by the entity	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP	

4. Has the entity implemented Zero Liquid Discharge policy? If yes, provide details of its coverage and implementation.

Yes. All sewage generated on Infosys campuses is treated in the in-house sewage treatment plants and the recycled water is used for irrigation, HVAC and flushing purposes. In some of our smaller leased offices, with limited space or lesser operational control, the wastewater is discharged into municipal sewers, which undergo further treatment.

5. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format

Parameter	Please specify unit	Fiscal 2023	Fiscal 2022
NOx	Kg	26,015.10	22,907.32
SOx	Kg	1,126.01	2,566.01
Particulate matter (PM)	Kg	3,441.52	3,899.34
Persistent organic pollutants (POP)	NA	NA	NA
Volatile organic compounds (VOC)	NA	NA	NA
Hazardous air pollutants (HAP)	NA	NA	NA
Others – please specify	NA	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP		

6. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) and its intensity, in the following format :

Parameter	Please specify unit	Fiscal 2023	Fiscal 2022
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2 e	8,593	8,965
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2 e	62,352 [1]	64,398 [1]
Total Scope 1 and Scope 2 emissions per rupee of turnover	tCO_2 e / ₹ cr	0.48	0.50
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity	NA	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP		

[1] Scope 2 emissions includes India and overseas owned and leased offices

7. Does the entity have any project related to reducing greenhouse gas emission? If yes, provide details.

Infosys has been carbon neutral since fiscal 2020, across all emissions (scope 1, 2 and 3), and continued to be carbon neutral in fiscal 2023. The unique approach followed by Infosys – reduce emissions through energy efficiency, avoid emissions through adoption of clean energy, and finally offset unavoidable emissions – is a blueprint for organizations to achieve carbon neutrality and eventually net zero. At Infosys, we believe reduction and avoidance are key to achieving global climate goals, and can be fast tracked through skilling, adoption of automation and data-driven decision making and governance.

8. Provide details related to waste management by the entity, in the following format:

Parameter	Fiscal 2023	Fiscal 2022
	Total waste generated (in metric tonnes)	
Plastic waste (A)	128.58	114.62
E-waste (B)	813.37	863.67
Biomedical waste (C)	106.02	43.58
Construction and demolition waste (D)	10,861.63	3,087.65
Battery waste (E)	132.64	132.02
Radioactive waste (F)	3.62	0.008
Other hazardous waste (Oil-soaked cotton waste, DG filters, paint cans, chemical cans, paint residue, oil sludge, DG chimney soot, coolant oil and used oil) (G)	57.47	55.11
Other non-hazardous waste generated (Metal, wood, paper / cardboard, textile waste, kitchen oil, mixed waste, garden waste, glass waste, thermocol, rubber, STP sludge) (H)	8,956.44	6,882.24
Total (A + B + C + D + E + F + G + H)	21,059.76	8,091.25
For each category of waste generated, total waste recovered through recycling, reusing or other recovery operations (in metric tonnes)		
Category of waste	**Fiscal 2023**	**Fiscal 2022**
(i) Recycled	9,022.89	9,512.77
(ii) Reused	1,066.94	728.72
(iii) Other recovery operations	70.73	0
Total	10,160.55	10,241.5

For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste	**Fiscal 2023**	**Fiscal 2022**
(i) Incineration	118.55	49.88
(ii) Landfilling	10,781.84	886.18
(iii) Other disposal operations	0	0
Total	10,900.38	936.06
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP.	

9. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

Our waste management approach is based on the philosophy of reduce, reuse and recycle. We seek to uphold our ambition of zero waste to landfills through active minimization combined with technology investment in recycling and streamlining systems and processes. With our efforts, we contribute to a circular economy and convert waste to resource.

10. If the entity has operations / offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones) where environmental approvals are required, please specify details in the following format:

Our campuses are built on government-approved land in industrial zones and do not fall within nor are adjacent to protected areas or high-biodiversity areas.

11. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:

Name and brief details of project	EIA Notification No.	Date	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant web-link
Grant of Environmental clearance for modification of existing B#1, B#2 & B#3 at E-city campus, Bengaluru	EC22B039KA156836	Dec 28, 2022	Yes	Yes	https://www.infosys.com/sustainability/approvals/documents/environmental-clearance-blr-ecity.pdf

12. Is the entity compliant with the applicable environmental law / regulations / guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y / N). If not, provide details of all such non-compliances in the following format:

Yes. We are compliant with the applicable environmental law / regulations / guidelines in India.

Leadership indicators

1. Provide break-up of the total energy consumed into renewable and non-renewable sources, in the following format:

Parameter	Fiscal 2023 (GJ)	Fiscal 2022 (GJ)
From renewable sources		
Total electricity consumption (A)	3,59,644	2,66,119
Total fuel consumption (B)	0	0
Energy consumption through other sources (C)	0	0
Total energy consumption (A+B+C)	3,59,644	2,66,119
From non-renewable sources		
Total electricity consumption (D)	3,52,490	3,48,944
Total fuel consumption (E)	38,852	35,413
Energy consumption through other sources (F)	0	0
Total energy consumption (D+E+F)	3,91,342	3,84,357
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP	

2. Provide the following details related to water discharged:

Parameter	Fiscal 2023	Fiscal 2022
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water	Waste water generated is treated in sewage treatment plants and reused for purposes like landscaping, HVAC applications and flushing. There is no discharge in any of these categories.	
No treatment		
With treatment – please specify level of treatment		
(ii) To Groundwater		
No treatment		
With treatment – please specify level of treatment		
(iii) To Seawater		
No treatment		
With treatment – please specify level of treatment		
(iv) Sent to third-parties		
No treatment		
With treatment – please specify level of treatment		
(v) Others		
No treatment		
With treatment – please specify level of treatment		
Total water discharged (in kilolitres)		
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP.	

3. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): For each facility / plant located in areas of water stress, provide the following information: (i) Name of the area (ii) Nature of operations (iii) Water withdrawal, consumption and discharge in the following format (ii)Nature of operations

We recognize that we are working in countries which are water-stressed zones. We continue our efforts in water conservation through a combination of technology interventions, rainwater harvesting, recycling and reuse of waste water, communication and employee engagement. We have over the years succeeded in recharging groundwater aquifers through the deep injection wells and lakes we have created and this has benefitted local communities as well.

Particulars	Fresh water withdrawal from water-stressed Zones (High and Extremely High zones by WRI)									
Name of the area	India	Australia	Israel	Mauritius	Mexico	Philippines	Romania	South Africa	Spain	UAE
Nature of operations	IT/ITES services	IT/ITES services	IT/ITES services	IT/ITES services	IT/ITES services	IT/ITES services	IT/ITES services	IT/ITES services	IT/ITES services	IT/ITES services
Water withdrawal, consumption and discharge in the following format:										
Parameter										
Water withdrawal by source (in kilolitres)										
(i) Surface water	–	–	–	–	–	–	–	–	–	–
(ii) Groundwater (open wells + borewells)	54,617	–	–	–	–	–	–	–	–	–
(iii) Third party water (municipal and other suppliers)	13,78,980	18,050	2,732	1,987	7,203	78,825	14,324	33	447	1,920
(iv) Seawater / desalinated water	–	–	–	–	–	–	–	–	–	–
(v) Others (rainwater)	2,26,261	–	–	–	–	–	–	–	–	–
Total volume of water withdrawal (in kilolitres)	16,59,858	18,050	2,732	1,987	7,203	78,825	14,324	33	447	1,920
Total volume of water consumption (in kilolitres)										
Water intensity per rupee of turnover (water consumed / turnover)										
Water intensity (optional) – the relevant metric may be selected by the entity										
Water discharge by destination and level of treatment (in kilolitres)										
(i) Into surface water	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
No treatment										
With treatment – please specify level of treatment										
(ii) Into groundwater	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
No treatment										
With treatment – please specify level of treatment										

Particulars	Fresh water withdrawal from water-stressed Zones (High and Extremely High zones by WRI)									
(iii) Into seawater	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
No treatment										
With treatment – please specify level of treatment										
(iv) Sent to third-parties	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
No treatment										
With treatment – please specify level of treatment										
(v) Others	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
No treatment	–	Discharged through common sewers managed by local authorities								
With treatment – please specify level of treatment	Tertiary									
Total water discharged (in kilolitres)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

4. Please provide details of total Scope 3 emissions and its intensity for every rupee of turnover

Parameter	Unit	Fiscal 2023	Fiscal 2022
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	1,80,196	1,83,595
Total Scope 3 emissions per rupee of turnover	tCO_2e / ₹ cr	1.23	1.51
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity	NA	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP.		

5. With respect to the ecologically sensitive areas reported at Question 10 of Essential indicators above, provide details of significant direct and indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities.

Not applicable

6. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:

Sr. No	Initiative undertaken	Details of the initiative (web link, if any, may be provided along with summary)	Outcome of the initiative

Our ESG Vision for the environment is to 'Serve the preservation of our planet by shaping and sharing technology solutions'.
Read more at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html

We adopt, invent and encourage smarter ways to mitigate GHG emissions, reduce energy consumption and manage water and waste, to make our planet stronger by consistently embracing clean tech in our operations and client solutions, thereby minimizing the impact on nature. Read more in the Natural and Manufactured Capital sections of this report.

7. Does the entity have a business continuity and disaster management plan? Give details in 100 words / web link

Infosys has a highly resilient Business Continuity Management System (BCMS) called Phoenix which is certified ISO 22301:2019 Security and Resilience — Business Continuity Management Standard. This program ensures seamless continuity of business and utmost safety of employees and organization assets, while continuously meeting client expectations and helping Infosys to be seen as a leader.

The BCMS program provides a robust framework for planning, establishing, implementing, operating, monitoring, reviewing, maintaining and continually improving business continuity measures across Infosys and its subsidiaries as per the global BCMS strategy.

Comprehensive business continuity plans are created at three levels covering the business functions, locations and accounts. Integrated into our Enterprise Risk Management Framework, the BCMS plans guide our typical response to events, such as catastrophes, natural or human-made disasters, which could disrupt or severely constrain our operations. This covers various crisis scenarios as part of detailed risk assessments for functions, locations and accounts which are documented with mitigation plans along with controls put in place. This has ensured a highly resilient management system that has been continuously validated through tests and exercises, and various incidents, which have been successfully tackled without any major business continuity or employee safety impacts. The best example of this has been the unprecedented global COVID-19 pandemic in the last two years.

An efficient business continuity management policy has enabled us to maintain the status quo during disasters and pandemics as quickly and as cost-effectively as possible. It has also helped to minimize downtime and achieve sustainable improvements in business continuity and regulatory compliance. For certification, refer to https://www.infosys.com/about/esg/certifications.html.

8. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.

None.

9. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.

In fiscal 2022, we undertook a commitment to assess 100 of our top suppliers on ESG over a four-year period. We have covered 46% suppliers as on March 31, 2023.

PRINCIPLE 7: Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent

Essential indicators

1. a. Number of affiliations with trade and industry chambers / associations.

~ 50

b. List the top 10 trade and industry chambers / associations you are a member of / are affiliated to, on the basis of no. of members.

S. No.	Name of the trade and industry chambers / associations	Reach of trade and industry chambers / associations (State / National)
1	National Association of Software and Services Companies (NASSCOM)	National
2	Confederation of Indian Industry (CII)	National
3	Federation of Indian Chambers of Commerce and Industry (FICCI)	National
4	Alliance for an Energy Efficient Economy (AEEE), India	National
5	Indian Green Building Council (IGBC)	National
6	Associated Chambers of Commerce and Industry (ASSOCHAM)	National
7	United Nations Economic and Social Commission for Asia and the Pacific (UNESCAP)	International
8	United States Green Building Council (USGBC)	International
9	World Economic Forum (WEF)	International
10	IACC (Indo Australia Chamber of Commerce)	International

2. Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities

None

Leadership indicators

1. Details of public policy positions advocated by the Company:

Infosys' approach to achieving our government, policy and community objectives focuses on engaging ecosystems at the national, regional and local levels. To this end, Infosys focuses on developing and maintaining partnerships with relevant government officials, business organizations, technology industry associations, educational institutions, and community organizations in all of the Company's key markets - including, but not limited to, the US, Canada, Europe, Australia, and India – to build mutually beneficial partnerships.

PRINCIPLE 8: Businesses should promote inclusive growth and equitable development

Essential indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year

Not applicable – we have no SIA notification

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Not applicable

3. Describe the mechanisms to receive and redress grievances of the community.

Infosys Foundation works closely with communities in identified areas in the domains of education, healthcare, women empowerment, sustainability, rural development, art and culture, and disaster relief. Within its areas of work, the Foundation has robust mechanisms to assess the impact of projects on intended beneficiaries. These mechanisms include a grievance mailbox (feedback_IF@infosys.com), site visits, one-on-one and group discussions with beneficiaries to independent external assessments, among others, and provide ample opportunity to receive and redress grievances of the intended beneficiaries.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers

	Fiscal 2023*	Fiscal 2022*
Directly sourced from MSMEs / small producers	16%	9.79%
Sourced directly from within the district and neighboring districts	66%	72%

* India procurement

Leadership indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential indicators above)

Not applicable

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

S. No	State	Aspirational district	Amount spent (In ₹)
1	Andhra Pradesh	Visakhapatnam	7,17,85,217
2	Andhra Pradesh	Y.S.R Kadapa	10,68,634
3	Andhra Pradesh	Vizianagaram	8,10,816
4	Arunachal Pradesh	Namsai	4,18,273
5	Assam	Baksa	2,51,19,840
6	Assam	Udalguri	2,50,10,847
7	Assam	Dhubri	2,22,966
8	Assam	Goalpara	1,66,473
9	Assam	Darrang	1,64,802
10	Assam	Hailakandi	1,33,317
11	Bihar	Muzaffarpur	4,41,039
12	Bihar	Aurangabad	4,40,700
13	Bihar	Gaya	2,62,168
14	Bihar	Katihar	2,03,167
15	Bihar	Khagaria	1,47,158
16	Bihar	Purnia	1,43,770
17	Bihar	Begusarai	1,42,732
18	Himachal Pradesh	Chamba	1,05,603

S. No	State	Aspirational district	Amount spent (In ₹)
19	Jharkhand	Ranchi	5,05,701
20	Jharkhand	Sahibganj	1,40,155
21	Jharkhand	Hazaribag	1,39,918
22	Jharkhand	Bokaro	1,29,909
23	Jharkhand	Lohardaga	1,28,552
24	Jharkhand	Gumla	1,25,603
25	Karnataka	Raichur	1,81,70,836
26	Karnataka	Yadgir	29,17,231
27	Kerala	Wayanad	6,35,474
28	Madhya Pradesh	Singrauli	62,43,484
29	Madhya Pradesh	Barwani	46,21,390
30	Madhya Pradesh	Damoh	40,24,525
31	Madhya Pradesh	Vidisha	10,38,478
32	Madhya Pradesh	Guna	3,79,222
33	Madhya Pradesh	Rajgarh	1,00,350
34	Maharashtra	Gadchiroli	31,24,664
35	Maharashtra	Osmanabad	10,52,337
36	Maharashtra	Nandurbar	10,19,303
37	Maharashtra	Washim	9,62,333
38	Manipur	Chandel	1,75,300
39	Meghalaya	Ribhoi	4,72,830
40	Odisha	Gajapati	19,57,832
41	Odisha	Kalahandi	17,61,179
42	Odisha	Koraput	14,93,897
43	Odisha	Dhenkanal	13,17,135

S. No	State	Aspirational district	Amount spent (In ₹)
44	Odisha	Balangir	11,35,760
45	Odisha	Kandhamal	10,95,698
46	Odisha	Rayagada	5,46,016
47	Punjab	Moga	4,02,855
48	Punjab	Ferozepur	1,36,101
49	Rajasthan	Jaisalmer	62,90,445
50	Rajasthan	Sirohi	54,49,710
51	Rajasthan	Karauli	50,61,020
52	Rajasthan	Baran	39,63,382
53	Rajasthan	Dholpur	20,46,138
54	Sikkim	West District	1,64,022
55	Tamil Nadu	Virudhunagar	2,51,960
56	Tamil Nadu	Ramanathapuram	2,00,527
57	Telangana	Bhadradri-Kothagudem	62,50,000
58	Tripura	Dhalai	2,90,972
59	Uttar Pradesh	Fatehpur	4,85,764
60	Uttar Pradesh	Chandauli	1,54,558
61	Uttar Pradesh	Sonbhadra	1,31,514
62	Uttarakhand	Haridwar	4,56,429
63	Uttarakhand	Udham Singh Nagar	3,23,010
64	Various districts - with spend less than one lakh		6,38,513
	Total		**21,48,99,551**

Note:
105 out of the 112 asprirational districts covered in fiscal 2023

3. Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized / vulnerable groups? (Yes / No)

Yes. Our responsible supply chain and supplier diversity policy guides our efforts.
Refer to https://www.infosys.com/investors/corporate-governance/documents/responsible-supply-chain-supplier-diversity-policy.pdf.

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current fiscal), based on traditional knowledge

Not applicable

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Not applicable

6. Details of beneficiaries of CSR projects:

S. No	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
1	Arpan Trust	20,250	95
2	Bateshwar restoration	55,000	0
3	Bharatiya Vidya Bhavan	97,529	0
4	Bio-gas and improved cookstove projects	9,64,000*	75
5	Department of Education, Karnataka	51,000	100
6	Evidyaloka	21,026	100
7	Hebbal Lake, Mysuru	40,700	0
8	Infosys Foundation Vishram Sadan – All India Institute of Medical Sciences	1,00,000	0
9	Infosys Springboard – Digital Literacy Program	10,74,295	27
10	Mo-Schools	28,475	100
11	Mudipu road construction	3,60,000	0
12	Pocharam municipality	51,747	0
13	Ramakrishna Mission Sevashrama	63,016	43
14	Ramakrishna Sarada Mission Matri Bhavan	4,20,785	100
15	Seva Bharati	28,000	0
16	SGBS Unnati Foundation	10,000	0
17	Shivganga Samagra Gramvikas Parishad	1,50,000	0
18	Skill programs	27,906	98
19	Sri Jayadeva Institute of Cardiovascular Sciences and Research	47,039	0
20	Sri Ramakrishna Sevashrama, Pavagada	14,735	2
21	Visakha Jilla Nava Nirmana Samiti	26,757	2
22	Yuva Foundation	79,866	100
23	Various beneficiaries less than 10,000	49,337	49
	Total	**37,81,463**	**45**

Note:

1. Women, children and people with differently-abled are the main vulnerable groups identified.
2. Beneficiary count is arrived based on the progress reports, site visits and MoUs, as applicable.

* Beneficary count is calculated based on four persons per household

PRINCIPLE 9: Businesses should engage with and provide value to their consumers in a responsible manner

Essential indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback.

We are committed to surpassing client expectations consistently. We have robust mechanisms to track and respond to customer complaints and feedback in the delivery of our services. Our latest annual client survey indicates that most of our clients are delighted with Infosys, sustaining the positive feedback gained over the years. We have also been appreciated for our relationship management, client-centric approach, account management, base delivery and quality of deliverables.

2. Turnover of products / services as a percentage of turnover from all products / services that carry information about Environmental and social parameters relevant to the product, Safe and responsible usage, Recycling and / or safe disposal.

Not applicable

3. Number of consumer complaints in respect of data privacy, advertising, cybersecurity, delivery of essential services, restrictive trade practices, unfair trade practices.

There are no consumer complaints in respect of data privacy, advertising, cybersecurity, delivery of essential services, restrictive trade practices, unfair trade practices.

4. Details of instances of product recalls on account of safety issues

Not applicable

5. Does the entity have a framework / policy on cybersecurity and risks related to data privacy? (Yes / No) If yes, provide web-link of the policy.

Yes. Infosys has a holistic and comprehensive cybersecurity framework – SEED, which is aligned to NIST's CyberSecurity Framework (CSF) and is supported by supplementary policies, processes, procedures and standards aimed at achieving and sustaining the enterprise-level information security objectives.
Refer to https://www.infosys.com/about/corporate-responsibility/governance/information-management.html.

6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cybersecurity and data privacy of customers, re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.

None.

Leadership indicators

1. Channels / platforms where information on products and services of the Company can be accessed

Refer to https://www.infosys.com/services.html.

2. Steps taken to inform and educate consumers, especially vulnerable and marginalised consumers, about safe and responsible usage of products and services.

Not applicable

3. Mechanisms in place to inform consumers of any risk of disruption / discontinuation of essential services.

Refer to Principle 6, Question 7 of Leadership indicators, in this report.

4. Does the Company display product information on the product over and above what is mandated as per local laws? Not applicable

Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of the entity or the entity as a whole? (Yes / No)

Yes. We carry out surveys to gauge customer satisfaction for our major services.

Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients on a regular basis across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey. The survey enables us to comprehensively understand the client's expectations and needs, and serves as one of the inputs for us to make investment decisions. The survey framework includes a structured questionnaire and the feedback is collected through a web survey hosted by an independent organization.

5. Provide the following information relating to data breaches:

a. Number of instances of data breaches along with impact

0

b. Percentage of data breaches involving personally identifiable information of customers

0

Independent Assurance Statement to Infosys Limited on Select Non-Financial Sustainability Disclosures in the Integrated Report for the Financial Year 2022-23

To

The Management of Infosys Limited
Infosys Limited,
44/97A, 3rd Cross,
Electronic City, Hosur Road,
Bangalore 560100

Introduction

We ('KPMG Assurance and Consulting Services LLP', or 'KPMG') have been engaged by Infosys Limited ('Infosys' or 'the Company') for the purpose of providing an independent assurance on the non-financial sustainability disclosures presented in the Integrated Report ('the Report' or 'IR report') for the reporting period covering 1st April 2022 to 31st March 2023 ("the Year" or "the Reporting Period"). Our responsibility was to provide independent assurance on the Report content as described in the scope, boundary, and limitations.

Reporting Criteria

The Company applies non-financial performance criteria for developing its report derived from the following:

- The International Integrated Reporting Council's <IR> Framework.
- Global Reporting Initiative (GRI) Standards 2021.
- SASB (Sustainability Accounting Standards Board) Standard for Software & IT Services.
- Principles of National Guidelines on Responsible Business Conduct as part of Business Responsibility and Sustainability Report (BRSR).

Assurance Standards Used

We conducted our assurance in accordance with the following assurance standards

- Assurance requirements of the International Federation of Accountants (IFAC) International Standard on
  - Assurance Engagements Other than Audits or Reviews of Historical Financial Information- (ISAE 3000- revised), for the select environmental and social disclosures in the Report.
  - Assurance Engagements on Greenhouse Gas Statements (ISAE 3410), for the GHG emissions data.
- Under these standards, we have reviewed the information presented in the Report against the characteristics of relevance, completeness, reliability, neutrality, and understandability.
- Limited assurance consists primarily of enquiries and analytical procedures. The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement.
- Reasonable assurance is a high level of assurance but it is not a guarantee that it will always detect a material misstatement when it exists.
- A reasonable assurance engagement in accordance with ISAE 3000 (revised) and ISAE 3410 involves performing procedures to obtain evidence about the quantification of emissions and related information in 'the Report'.

Scope, Boundary, and Limitations

- The scope of assurance covers select non-financial sustainability disclosures for the period FY 2022-23 in Infosys' IR report, as mentioned in the table below.
- The reporting scope and boundary covers Infosys' global operations. The following sites were selected as sample for the purpose of the assurance.

1. Corporate Office, Bengaluru
2. Delivery Centre, Bengaluru
3. SEZ Delivery Centre, Hyderabad
4. Delivery Centre, Mysuru
5. Delivery Centre, Trivandrum
6. Delivery Centre, Gurugram
7. Delivery Centre, Jaipur
8. Delivery Centre, Bhubaneswar
9. Delivery Center, Chandigarh
10. Delivery Centre, Shanghai

- Following selected non-financial disclosures in 'the Report' were subjected to reasonable assurance:

GRI Standards	
Disclosures subject to Reasonable Assurance	**Disclosures subject to Limited Assurance**
Universal Standard- Material Topics 2021 • Disclosures on Material Topics: 3-1, 3-2, 3-3	
Topic Standards – Environmental	**Environmental**
• Energy (2016): 302-1, 302-3, 302-4, 305-1,305-2, 305-3, 305-4 • Water & Effluents (2018): 303-4 • Emissions (2016): 305-1, 305-2, 305-3, 305-4, 305-5, 305-6, 305-7 • Waste (2020): 306-3, 306-4, 306-5 • Supplier environmental assessment (2016): 308-1, 308-2	• Water & Effluents (2018): 303-3, 303-5
Topic Standards – Social	**Social**
• Employment (2016): 401-1, 401-2, 401-3 • Occupational health & safety (2018): 403-1, 403-2, • Training & Education: 404-1,404-2,404-3 • Diversity & equal opportunity (2016): 405-1 • Freedom of association and collective bargaining (2016): 407-1 • Child labor (2016): 408-1 • Forced or compulsory labor (2016): 409-1 • Security practices (2016): 410-1 • Local communities (2016): 413-1, 413-2 • Supplier social assessment (2016): 414-1, 414-2 • Customer privacy (2016): 418-1	• Non-Discrimination (2016): 406-1
SASB Standards for Software and IT Services Industry: Sustainability Disclosure Topics & Accounting Metrics	
Disclosures subject to Reasonable Assurance	**Disclosures subject to Limited Assurance**
• Environmental footprint of hardware infrastructure: TCSI-130a.1 (energy) • Recruiting and managing a Global, Diverse and Skilled Workforce: TCSI-330a.1, TCSI- 330a.2, and TCSI-330a.3 • Data security: TC-SI-230a.1	• Environmental footprint of hardware infrastructure: TCSI-130a.2 (water)

Business Responsibility and Sustainability Report (BRSR)	
Disclosures subject to Reasonable Assurance	**Disclosures subject to Limited Assurance**
Section A: General Disclosures	
• Employees - A18a, A18b, A19, A20 • Transparency and Disclosures Compliances – A24	
Section B: Management and Process Disclosures	**Section B: Management and Process Disclosures**
• Policy & Management Processes - B5	• Policy & Management Processes – B1 a, B1 b, B1 c, B2, B3, B4 • Governance, Leadership, and Oversight – B7, B8, B9, B11
Section C: Principle-wise Performance Disclosure	**Section C: Principle-wise Performance Disclosure**
• Principle 3 – P3-E1a, P3-E5, P3-E8, P3-E10a, P3-E10b, P3-E10c, P3-E10d, P3-E-11, P3- E14, P3- L4, P3-L5, P3-L6	• Principle 1 – P1-E1, P1-E4, P1-E5, P1-L1, P1-L2
• Principle 4 – P4-E1, P4-E2, P4-L2	• Principle 2 – P2-E2
• Principle 5 – P5-E1, P5-L3, P5-L4, P5-L5	• Principle 3 – P3-E3, P3-E4, P3-E6, P3-E7, P3-E12, P3-E13, P3- E15, P3-L1
• Principle 6 – P6-E1, P6-E5, P6-E6, P6-E7, P6-E8, P6-E9, P6-L1, P6-L2, , P6-L4, P6-L6, P6-L7, P6-L8, P6-L9	• Principle 4 – P4-L1
• Principle 8 – P8-E1, P8-E2,	• Principle 5 – P5-E2, P5-E4, P5-E5, P5-E6, P5-E7, P5-E8, P5-E9, P5- E10, P5-L2
• Principle 9 – P9-E3, P9-E5, P9-L5	• Principle 6 – P6-E3, P6-E4, P6-E11, P6-L3 • Principle 8 – P8-E3, P8-E4 • Principle 9 – P9-E1, P9-E6, P9-L4

Limitations

The assurance scope excludes the following:

- Data related to the Company's financial performance.
- Data and information outside the defined reporting period.
- The Company's statements that describe the progress on goals other than those listed under the scope above, expression of opinion, belief, claims, aspiration, expectation, aim to future intention provided by the Company, and assertions related to Intellectual Property Rights and other competitive issues.
- Data review was limited to the sites mentioned above.
- Strategy and other related linkages expressed in the Report.
- Mapping of the Report with reporting frameworks other than those mentioned in Reporting Criteria above.
- Aspects of the Report other than those mentioned under the scope above.

Assurance Procedures

Our assurance process involves performing procedures to obtain evidence about the reliability of the specified disclosures. The nature, timing, and extent of the procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the selected sustainability disclosures whether due to fraud or error. In making those risk assessments, we have considered internal controls relevant to the preparation of the Report to design assurance procedures that are appropriate in the circumstances.

Our assurance procedures also included:

- Assessment of the Company's reporting procedures regarding their consistency with the respect to the reporting criteria.
- Understanding the appropriateness of various assumptions, estimations, and materiality thresholds used by the Company for data analysis.
- Evaluating the appropriateness of the quantification methods used to arrive at the sustainability disclosures presented in the Report.
- Review of the systems and procedures used for quantification, collation, and analysis of sustainability disclosures included in the Report.
- Discussions with the personnel at the corporate and business unit level responsible for the data and information presented in the Report.
- Assessment of data reliability and accuracy.

Appropriate documentary evidences were reviewed to support our conclusions on the information and data verified. Where such documentary evidence could not be collected due to the sensitive nature of the information, our team reviewed the same with the relevant authority at respective sites and at the corporate office.

Conclusions

We have reviewed the select non-financial sustainability disclosures in the Integrated Report of Infosys Limited for the reporting period from 1st April 2022 to 31st March 2023. We have provided our observations to the Company in a separate management letter. These do not however affect our conclusions regarding the Report. Based on our review and procedures performed and in line with the boundary, scope, and limitations as described above, we conclude that:

Reasonable Assurance:

The select non-financial sustainability disclosures which have been subjected to reasonable assurance as defined under the scope of assurance, are fairly stated in all material aspects.

Limited Assurance:

Nothing has come to our attention that causes us not to believe that the select non-financial sustainability disclosures which have been subjected to limited assurance as defined under the scope of assurance, are appropriately stated in all material aspects.

Independence

The assurance was conducted by a multidisciplinary team including professionals with suitable skills and experience in auditing environmental, social, and economic information as per the requirements of ISAE 3000 (Revised) and ISAE 341O standards.

Our work was performed in compliance with the requirements of the IFAC Code of Ethics for Professional Accountants, which requires, among other requirements, that the members of the assurance team (practitioners) be independent of the assurance client, in relation to the scope of this assurance engagement, including not being involved in writing the Report. The Code also includes detailed requirements for practitioners regarding integrity, objectivity, professional competence, and due care, confidentiality, and professional behavior. KPMG has systems and processes in place to monitor compliance with the Code and to prevent conflicts regarding independence. The firm applies ISQC-1, and the practitioner complies with the applicable independence and other ethical requirements of the IESBA Code.

Responsibilities

Infosys Limited is responsible for developing the Report contents. The Company is also responsible for the identification of material sustainability topics, establishing and maintaining appropriate performance management and internal control systems, and derivation of performance data reported. This statement is made solely to the Management of Infosys Limited in accordance with the terms of our engagement and as per the scope of assurance. Our work has been undertaken so that we might state to the Company those matters for which we have been engaged to state in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, for this report, or for the conclusions expressed in this independent assurance statement. The assurance engagement is based on the assumption that the data and information provided to us is complete and true. We expressly disclaim any liability or co-responsibility for any decision a person or entity would make based on this assurance statement. Our report is released to Infosys Limited on the basis that ii shall not be copied, referred to or disclosed, in whole or in part, without our prior written consent. By reading this assurance statement, stakeholders acknowledge and agree to the limitations and disclaimers mentioned above.

Sd/-

Anand S Kulkarni,
Technical Director, ESG Services

KPMG Assurance and Consulting Services LLP
Date: 29-May-2023

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Nilanjan Roy, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2023, the Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the Board's report for the year ended March 31, 2023.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's Audit Committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:

a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).

c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.

d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent financial year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the Audit Committee of the Company's Board (and persons performing the equivalent functions):

a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.

b. Any significant changes in internal controls during the year covered by this report.

c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.

d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system over financial reporting.

7. We affirm that we have not denied any personnel access to the Audit Committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Sd/-
Nilanjan Roy
Chief Financial Officer

Bengaluru
April 13, 2023

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2023

Index

Independent Auditor's Report

To The Members Of Infosys Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the "Company"), which comprise the Balance Sheet as at March 31, 2023, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "standalone financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2023 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing ("SA"s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Company's contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the products or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.4 and 2.18 to the standalone financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.4 and 2.18 to the standalone financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Company's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to standalone financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) Planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

   c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

   d) In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

   e) On the basis of the written representations received from the directors as on March 31, 2023 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2023 from being appointed as a director in terms of Section 164(2) of the Act.

   f) With respect to the adequacy of the internal financial controls with reference to standalone financial statements of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls with reference to standalone financial statements.

   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

      In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

      i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements. Refer Note 2.23 to the standalone financial statements.

      ii. The Company has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the standalone financial statements. The Company did not have any long-term derivative contracts.

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

      iv. (a) The Management has represented that, to the best of its knowledge and belief, other than as disclosed in the note 2.24 to the Standalone Financial Statements, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v. As stated in Note 2.12.3 to the standalone financial statements

(a) The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b) The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c) The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi. Proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 for maintaining books of account using accounting software which has a feature of recording audit trail (edit log) facility is applicable to the Company with effect from April 1, 2023, and accordingly, reporting under Rule 11(g) of Companies (Audit and Auditors) Rules, 2014 is not applicable for the financial year ended March 31, 2023.

2. As required by the Companies (Auditor's Report) Order, 2020 (the "Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 23039826BGXRYR4513

Place: Bengaluru
Date: April 13, 2023

Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Standalone Financials Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

We have audited the internal financial controls with reference to standalone financial statements of **INFOSYS LIMITED** (the "Company") as of March 31, 2023 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's Management is responsible for establishing and maintaining internal financial controls with reference to standalone financial statements based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to standalone financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to standalone financial statements .

Meaning of Internal Financial Controls with reference to standalone financial statements

A company's internal financial control with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at March 31, 2023, based on the criteria for internal financial control with reference to standalone financial statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN : 23039826BGXRYR4513

Place : Bengaluru
Date : April 13, 2023

Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i. In respect of the Company's property, plant and equipment, right-of-use assets and intangible assets:

(a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of property, plant and equipment and relevant details of right-of-use assets.

(B) The Company has maintained proper records showing full particulars of intangible assets.

(b) The Company has a program of physical verification of property, plant and equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain property, plant and equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under property, plant and equipment are held in the name of the Company as at the balance sheet date.

(d) The Company has not revalued any of its property, plant and equipment (including right-of-use assets) and intangible assets during the year.

(e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2023 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii. (a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(b) The Company has not been sanctioned working capital limits in excess of ₹ 5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii. The Company has made investments in, Companies and granted unsecured loans to other parties, during the year, in respect of which:

(a) The Company has provided loans during the year, and details of which are given below:

Particulars	Amount ₹ crore
Aggregate amount granted during the year – Subsidiaries	427
Balance outstanding as at balance sheet date in respect of above cases: – Subsidiaries	43

(b) In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company's interest.

(c) In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally been regular as per stipulation.

(d) In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.

(e) No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdues of existing loans given to the same parties.

(f) The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties.

iv. The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

v. The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.

vi. The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.

vii. In respect of statutory dues:

(a) In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2023 for a period of more than six months from the date they became payable.

(b) Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2023 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	AY [1] 2016-17	- [4]
	Income Tax	Commissioner (Appeals)	AY [1] 2010-11, AY [1] 2013-14, AY [1] 2016-17, AY [1] 2019-20, AY [1] 2021-22 to AY [1] 2023-24	2,511
	Income Tax	Assessing Officer	AY [1] 2008-09 to AY [1] 2023-24	3,844
	Equalisation Levy	Assessing Officer	AY [1] 2021-22	- [4]
Customs Act, 1962	Duty of Custom	Specified Officer of Special Economic Zone	FY [1] 2008-09 to FY [1] 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court [3]	FY [1] 2005-06 to FY [1] 2015-16	68
	Duty of Excise	Customs Excise and Service Tax Appellate Tribunal	FY [1] 2015-16	- [4]
Goods and Service Tax Act, 2017	Goods and Service Tax	Additional Commissioner (Appeals)	FY [1] 2019-20	6
Sales Tax Act and VAT Laws	Sales Tax	Joint Commissioner (Appeals) [3]	FY [1] 2006-07 to FY [1] 2010-11 and FY [1] 2014-15 to FY [1] 2016-17	21
	Sales Tax	High Court of Andhra Pradesh	FY [1] 2007-08	- [4]
Finance Act, 1994	Service Tax	Customs Excise and Service Tax Appellate Tribunal [2]	FY [1] 2004-05 to FY [1] 2017-18	317
	Service Tax	Commissioner (Appeals)	FY [1] 2015-16 to FY [1] 2017-18	1
The National Internal Revenue Code of 1997	Corporate Income tax	Commissioner of Bureau of Internal Revenue, Philippines	FY [1] 2017-18	1
The National Internal Revenue Code of 1997	Withholding tax	Commissioner of Bureau of Internal Revenue, Philippines	FY [1] 2017-18	1
The National Internal Revenue Code of 1997	Value Added Tax	Commissioner of Bureau of Internal Revenue, Philippines	FY [1] 2017-18	2
Income Tax Assessment Act (ITAA 1936)	Corporate Income tax	Administrative Appeals Tribunal, Australia	FY [1] 2011-12 to FY [1] 2016-17	182

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
UK Finance Act 1998	Corporation Tax	Her Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom [3]	FY [1] 2014-15 to FY [1] 2016-17	202
Central Sales Tax Act, 1956	Central Sales Tax	Joint Commissioner (Appeals)	FY [1] 2016-17	- [4]
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	High Court of Karnataka at Bengaluru	FY [1] 2017-18 to FY [1] 2020-21	32
Greater Hyderabad Municipal Corporation Act, 1955	Trade Licence Fee	Ministry for Information Technology & Municipal Administration & Urban Development	FY [1] 2021-22 to FY [1] 2022-23	3

Footnotes:

[1] AY=Assessment Year; FY= Financial Year.

[2] Stay order has been granted against ₹60 crore disputed which has not been deposited.

[3] Stay order has been granted.

[4] Less than ₹ 1 crore.

viii. There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).

ix. (a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x. (a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi. (a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii. The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.

xiii. In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv. (a) In our opinion the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv. In our opinion during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. (a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii. The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

xviii. There has been no resignation of the statutory auditors of the Company during the year.

xix. On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx. (a) There are no unspent amounts towards Corporate Social Responsibility ("CSR") on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act, 2013 in compliance with second proviso to sub-section(5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent CSR amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Companies Act, 2013.

In respect of ongoing projects, the Company has not transferred the unspent CSR amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer i.e. 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 23039826BGXRYR4513

Place: Bengaluru
Date: April 13, 2023

Balance Sheet

(In ₹ crore)

Particulars	Note	As at March 31, 2023	As at March 31, 2022
Assets			
Non-current assets			
Property, plant and equipment	2.1	11,656	11,384
Right-of-use assets	2.3	3,561	3,311
Capital work-in-progress	2.4	275	411
Goodwill	2.2	211	211
Other intangible assets	2.2	3	32
Financial assets			
Investments	2.5	23,686	22,869
Loans	2.6	39	34
Other financial assets	2.7	1,341	727
Deferred tax assets (net)	2.17	779	970
Income tax assets (net)	2.17	5,916	5,585
Other non-current assets	2.10	1,788	1,416
Total non-current assets		**49,255**	**46,950**
Current assets			
Financial assets			
Investments	2.5	4,476	5,467
Trade receivables	2.8	20,773	18,966
Cash and cash equivalents	2.9	6,534	12,270
Loans	2.6	291	219
Other financial assets	2.7	9,088	6,580
Other current assets	2.10	10,920	8,935
Total current assets		**52,082**	**52,437**
Total assets		**1,01,337**	**99,387**

Balance Sheet (contd.)

Particulars	Note	As at March 31, 2023	As at March 31, 2022
Equity and liabilities			
Equity			
Equity share capital	2.12	2,074	2,103
Other equity		65,671	67,203
Total equity		**67,745**	**69,306**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.3	3,553	3,228
Other financial liabilities	2.13	1,317	676
Deferred tax liabilities (net)	2.17	866	841
Other non-current liabilities	2.15	414	360
Total non-current liabilities		**6,150**	**5,105**
Current liabilities			
Financial liabilities			
Lease liabilities	2.3	713	558
Trade payables	2.14		
Total outstanding dues of micro enterprises and small enterprises		97	3
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,329	2,666
Other financial liabilities	2.13	12,697	11,269
Other current liabilities	2.15	7,609	7,381
Provisions	2.16	1,163	920
Income tax liabilities (net)	2.17	2,834	2,179
Total current liabilities		**27,442**	**24,976**
Total equity and liabilities		**1,01,337**	**99,387**

The accompanying notes form an integral part of the Standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No: 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

Particulars	Note	Year ended March 31,	
		2023	2022
Revenue from operations	2.18	1,24,014	1,03,940
Other income, net	2.19	3,859	3,224
Total income		**1,27,873**	**1,07,164**
Expenses			
Employee benefit expenses	2.20	62,764	51,664
Cost of technical sub-contractors		19,096	16,298
Travel expenses		1,227	731
Cost of software packages and others	2.20	5,214	2,985
Communication expenses		502	433
Consultancy and professional charges		1,236	1,511
Depreciation and amortization expenses	2.1, 2.2.2 and 2.3	2,753	2,429
Finance cost	2.3	157	128
Other expenses	2.20	3,281	2,490
Total expenses		**96,230**	**78,669**
Profit before tax		**31,643**	**28,495**
Tax expense :			
Current tax	2.17	8,167	6,960
Deferred tax	2.17	208	300
Profit for the year		**23,268**	**21,235**

Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31, 2023	Year ended March 31, 2022
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.17 and 2.21	(19)	(98)
Equity instruments through other comprehensive income, net	2.5 and 2.17	(6)	97
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 and 2.17	(7)	(8)
Fair value changes on investments, net	2.5 and 2.17	(236)	(39)
Total other comprehensive income / (loss), net of tax		**(268)**	**(48)**
Total comprehensive income for the year		**23,000**	**21,187**
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		55.48	50.27
Diluted (₹)		55.42	50.21
Weighted average equity shares used in computing earnings per equity share			
Basic	2.22	419,38,13,881	422,43,39,562
Diluted	2.22	419,82,34,378	422,95,46,328

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No: 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Balance as at April 1, 2021	**2,130**	**54**	**2,906**	**111**	**581**	**57,518**	**1,663**	**372**	**6,144**	**169**	**10**	**(127)**	**71,531**
Changes in equity for the year ended March 31, 2022													
Profit for the year	–	–	–	–	–	21,235	–	–	–	–	–	–	21,235
Remeasurement of the net defined benefit liability / asset, net *	–	–	–	–	–	–	–	–	–	–	–	(98)	(98)
Equity instruments through other comprehensive income, net * *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	97	–	–	97
Fair value changes on derivatives designated as cash flow hedge, net * *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)
Fair value changes on investments, net * *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**21,235**	**–**	**–**	**–**	**97**	**(8)**	**(137)**	**21,187**

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Buyback of equity shares ** *(Refer to Note 2.12)*	(28)	–	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	(11,093)
Transaction cost relating to buyback *	–	–	–	–	–	–	(24)	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	28	–	–	(28)	–	–	–	–	–	–
Transferred to Special Economic Zone (SEZ) Re-investment Reserve	–	–	–	–	–	(2,794)	–	–	2,794	–	–	–	–
Transferred from Special Economic Zone (SEZ) Re-investment Reserve on utilization	–	–	–	–	–	1,012	–	–	(1,012)	–	–	–	–
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	218	–	–	(218)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	1	(1)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	10	–	–	–	–	–	–	–	11

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment Reserve [(1)]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [(2)]										
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	393	–	–	–	–	393
Income tax benefit arising on exercise of stock options	–	–	–	–	3	–	–	60	–	–	–	–	63
Reserves recorded upon business transfer under common control [(3)] *(Refer to Note 2.5.1)*	–	–	(62)	–	–	–	–	–	–	–	–	–	(62)
Dividends	–	–	–	–	–	(12,700)	–	–	–	–	–	–	(12,700)
Balance as at March 31, 2022	**2,103**	**54**	**2,844**	**139**	**172**	**55,449**	**9**	**606**	**7,926**	**266**	**2**	**(264)**	**69,306**

Statement of Changes in Equity (contd.)

(In ₹ crore)

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Balance as at April 1, 2022	**2,103**	**54**	**2,844**	**139**	**172**	**55,449**	**9**	**606**	**7,926**	**266**	**2**	**(264)**	**69,306**
Impact on adoption of amendment to Ind AS 37 #	–	–	–	–	–	(9)	–	–	–	–	–	–	(9)
	2,103	54	2,844	139	172	55,440	9	606	7,926	266	2	(264)	69,297
Changes in equity for the year ended March 31, 2023													
Profit for the year	–	–	–	–	–	23,268	–	–	–	–	–	–	23,268
Remeasurement of the net defined benefit liability / asset, net *	–	–	–	–	–	–	–	–	–	–	–	(19)	(19)
Equity instruments through other comprehensive income, net * *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	(6)	–	–	(6)
Fair value changes on derivatives designated as cash flow hedge, net * *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)
Fair value changes on investments, net * *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	(236)	(236)
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**23,268**	**–**	**–**	**–**	**(6)**	**(7)**	**(255)**	**23,000**

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Buyback of equity shares ** *(Refer to Note 2.12)*	(30)	–	–	–	(340)	(11,096)	–	–	–	–	–	–	(11,466)
Transaction cost relating to buyback *	–	–	–	–	(19)	(5)	–	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	30	–	(21)	(9)	–	–	–	–	–	–
Transferred to Special Economic Zone (SEZ) Re-investment Reserve	–	–	–	–	–	(3,125)	–	–	3,125	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	–	–	–	1,397	–	–	(1,397)	–	–	–	–
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	291	–	–	(291)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	2	(2)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	29	–	–	–	–	–	–	–	30
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	514	–	–	–	–	514

Particulars	Equity share capital	Other equity												Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	51	–	–	–	–	51
Reserves on common control transaction *(Refer to Note 2.5.1)*	–	–	18	–	–	–	–	–	–	–	–	–	18
Dividends	–	–	–	–	–	(13,675)	–	–	–	–	–	–	(13,675)
Balance as at March 31, 2023	**2,074**	**54**	**2,862**	**169**	**133**	**52,183**	**2**	**878**	**9,654**	**260**	**(5)**	**(519)**	**67,745**

* net of tax

** Including tax on buyback of ₹2,166 crore and ₹1,893 crore for the years ended March 31, 2023 and March 31, 2022, respectively.

Impact on account of adoption of amendment to Ind AS 37, *Provisions, Contingent Liabilities and Contingents Assets*.

(1) The Special Economic Zone (SEZ) Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.

(2) Profit / loss on transfer of business between entities under common control taken to reserve.

(3) Arising on transfer of the business of Brilliant Basics Limited to Infosys Limited.

The accompanying notes form an integral part of the *Standalone financial statements*.

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

Particulars	Note	Year ended March 31, 2023	Year ended March 31, 2022
Cash flow from operating activities:			
Profit for the year		23,268	21,235
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation and amortization	2.1, 2.2.2 and 2.3	2,753	2,429
Income tax expense	2.17	8,375	7,260
Impairment loss recognized / (reversed) under expected credit loss model		183	117
Finance cost		157	128
Interest and dividend income	2.19	(3,028)	(2,617)
Stock compensation expense	2.12	460	372
Other adjustments		155	72
Exchange differences on translation of assets and liabilities, net		(116)	87
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(5,065)	(5,725)
Loans, other financial assets and other assets		(2,171)	(1,125)
Trade payables	2.14	(243)	1,112
Other financial liabilities, other liabilities and provisions		2,248	5,487
Cash generated from operations		**26,976**	**28,832**
Income taxes paid		(7,807)	(6,736)
Net cash generated by operating activities		**19,169**	**22,096**
Cash flow from investing activities:			
Expenditure on property, plant and equipment		(2,130)	(1,787)
Deposits placed with corporation		(634)	(745)
Redemption of deposits placed with corporation		482	607
Interest and dividend received		1,299	1,658
Dividend received from subsidiary		1,463	1,218
Loan given to subsidiaries		(427)	–
Loan repaid by subsidiaries		393	73
Proceeds from redemption of debentures		–	536
Investment in subsidiaries		(1,530)	(127)
Receipt / (payment) towards business transfer of entities under common control		19	(109)
Escrow and other deposits pertaining to buyback		(483)	(420)
Redemption of Escrow and other deposits pertaining to buyback		483	420
Other receipts		61	47
Payments to acquire investments			

Particulars	Note	Year ended March 31, 2023	2022
Preference and equity securities		–	(5)
Liquid mutual fund units		(62,952)	(48,139)
Target maturity fund units		(400)	–
Tax-free bonds and government bonds		(14)	–
Commercial papers		(2,485)	–
Certificates of deposit		(8,909)	(3,897)
Government securities		(1,370)	(3,450)
Non-convertible debentures		–	(1,456)
Others		(4)	(5)
Proceeds on sale of investments			
Tax-free bonds and government bonds		213	20
Preference and equity securities		–	9
Liquid mutual fund units		64,168	48,219
Non-convertible debentures		395	1,939
Certificates of deposit		9,454	787
Commercial papers		2,098	–
Government securities		1,532	1,452
Others		99	5
Net cash (used in) / generated from investing activities		**821**	**(3,150)**
Cash flow from financing activities:			
Payment of lease liabilities	2.3	(694)	(598)
Shares issued on exercise of employee stock options		30	11
Buyback of equity shares including transaction costs and tax on buyback		(11,499)	(11,125)
Other receipts		44	134
Other payments		(64)	–
Payment of dividends		(13,674)	(12,697)
Net cash used in financing activities		**(25,857)**	**(24,275)**
Net increase / (decrease) in cash and cash equivalents		(5,867)	(5,329)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		131	(13)
Cash and cash equivalents at the beginning of the year	2.9	12,270	17,612
Cash and cash equivalents at the end of the year	2.9	**6,534**	**12,270**
Supplementary information:			
Restricted cash balance	2.9	46	60

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No: 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Overview and Notes to the Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India, and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The *Standalone financial statements* are approved for issue by the Company's Board of Directors on April 13, 2023.

1.2 Basis of preparation of financial statements

These *Standalone financial statements* are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis, except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied, except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the *Standalone financial statements* in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the *Standalone financial statements* and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates, which involve complex and subjective judgments and the use of assumptions in these financial statements, have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Standalone financial statements*.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers include subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first

evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable, based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (*Refer to Note 2.17*).

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Company's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (*Refer to Note 2.1*).

1.5 Recent accounting pronouncements

The Ministry of Corporate Affairs (MCA) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 31, 2023, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2023, as below:

Ind AS 1, *Presentation of Financial Statements* – This amendment requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and the impact of the amendment is insignificant in the standalone financial statements.

Ind AS 8, *Accounting Policies, Changes in Accounting Estimates and Errors* – This amendment has introduced a definition of 'accounting estimates' and included amendments to Ind AS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and there is no impact on its *Standalone financial statements*.

Ind AS 12, *Income Taxes* – This amendment has narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Company has evaluated the amendment and there is no impact on its *Standalone financial statements*.

2. Notes to the Standalone financial statements

2.1 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Buildings [1]	22-25 years
Plant and machinery [1][2]	5 years
Office equipment	5 years
Computer equipment [1]	3-5 years
Furniture and fixtures [1]	5 years
Vehicles [1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives, as given above, best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

[2] Includes solar plant with a useful life of 25 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets. The cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 are as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings [1][2]	Plant and machinery [2]	Office equipment [2]	Computer equipment [2]	Furniture and fixtures [2]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	**1,429**	**10,115**	**3,054**	**1,250**	**7,239**	**2,070**	**817**	**44**	**26,018**
Additions	2	330	264	106	1,267	341	165	2	2,477
Deletions*	(2)	–	(174)	(42)	(1,271)	(282)	(14)	(1)	(1,786)
Gross carrying value as at March 31, 2023	**1,429**	**10,445**	**3,144**	**1,314**	**7,235**	**2,129**	**968**	**45**	**26,709**
Accumulated depreciation as at April 1, 2022	**–**	**(3,834)**	**(2,494)**	**(993)**	**(5,163)**	**(1,614)**	**(499)**	**(37)**	**(14,634)**
Depreciation	–	(389)	(238)	(109)	(1,080)	(216)	(157)	(4)	(2,193)
Accumulated depreciation on deletions*	–	–	174	42	1,266	281	10	1	1,774
Accumulated depreciation as at March 31, 2023	**–**	**(4,223)**	**(2,558)**	**(1,060)**	**(4,977)**	**(1,549)**	**(646)**	**(40)**	**(15,053)**
Carrying value as at April 1, 2022	**1,429**	**6,281**	**560**	**257**	**2,076**	**456**	**318**	**7**	**11,384**
Carrying value as at March 31, 2023	**1,429**	**6,222**	**586**	**254**	**2,258**	**580**	**322**	**5**	**11,656**

* During the year ended March 31, 2023, certain assets which were not in use having gross book value of ₹1,598 crore (net book value: nil), were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 were as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings [(1)(2)]	Plant and machinery [(2)]	Office equipment [(2)]	Computer equipment [(2)]	Furniture and fixtures [(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	**1,397**	**9,546**	**3,141**	**1,195**	**6,530**	**1,952**	**788**	**44**	**24,593**
Additions	32	569	244	62	1,281	130	63	–	2,381
Deletions*	–	–	(331)	(7)	(572)	(12)	(34)	–	(956)
Gross carrying value as at March 31, 2022	**1,429**	**10,115**	**3,054**	**1,250**	**7,239**	**2,070**	**817**	**44**	**26,018**
Accumulated depreciation as at April 1, 2021	**–**	**(3,460)**	**(2,600)**	**(891)**	**(4,870)**	**(1,434)**	**(376)**	**(32)**	**(13,663)**
Depreciation	–	(374)	(224)	(108)	(864)	(191)	(148)	(5)	(1,914)
Accumulated depreciation on deletions*	–	–	330	6	571	11	25	–	943
Accumulated depreciation as at March 31, 2022	**–**	**(3,834)**	**(2,494)**	**(993)**	**(5,163)**	**(1,614)**	**(499)**	**(37)**	**(14,634)**
Carrying value as at April 1, 2021	**1,397**	**6,086**	**541**	**304**	**1,660**	**518**	**412**	**12**	**10,930**
Carrying value as at March 31, 2022	**1,429**	**6,281**	**560**	**257**	**2,076**	**456**	**318**	**7**	**11,384**

* During the year ended March 31, 2022, certain assets which were not in use having gross book value of ₹291 crore (net book value: nil) respectively, were retired.

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2023 and March 31, 2022 are as follows:

(In ₹ crore)

Particulars	Cost	Accumulated depreciation	Net book value
Land	53	–	53
	34	–	34
Buildings	333	132	201
	186	104	82
Plant and machinery	28	28	–
	30	30	–
Furniture and fixtures	19	18	1
	23	23	–
Computer equipment	–	–	–
	3	3	–
Office equipment	16	16	–
	16	16	–

(In ₹ crore)

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Aggregate depreciation charged on above assets	13	6
Rental income from subsidiaries	53	52

2.2 Goodwill and other intangible assets

2.2.1 Goodwill

The summary of changes in the carrying amount of goodwill is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Carrying value at the beginning	211	167
Goodwill on business transfer *(Refer to Note 2.5.1)*	–	44
Carrying value at the end	**211**	**211**

The allocation of goodwill to operating segments as at March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Segment	As at March 31,	
	2023	2022
Financial services	64	64
Retail	34	34
Communication	28	28
Energy, Utilities, Resources and Services	27	27
Manufacturing	21	21
	174	**174**
Operating segments without significant goodwill	37	37
Total	**211**	**211**

2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically, including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, the future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software, and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, and overhead costs that are directly attributable to prepare the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2023 are as follows:

(In ₹ crore)

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2022	**113**	**54**	**26**	**26**	**219**
Additions	–	–	–	–	–
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2023	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2022	**(104)**	**(31)**	**(26)**	**(26)**	**(187)**
Amortization expense	(9)	(20)	–	–	(29)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2023	**(113)**	**(51)**	**(26)**	**(26)**	**(216)**
Carrying value as at March 31, 2023	**–**	**3**	**–**	**–**	**3**
Carrying value as at April 1, 2022	**9**	**23**	**–**	**–**	**32**
Estimated useful life (in years)	**7**	**2**	**5**	**5**	
Estimated remaining useful life (in years)	**–**	**–**	**–**	**–**	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2022 were as follows:

(In ₹ crore)

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2021	**113**	**54**	**26**	**26**	**219**
Additions	–	–	–	–	–
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2022	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2021	**(88)**	**(12)**	**(26)**	**(26)**	**(152)**
Amortization expense	(16)	(19)	–	–	(35)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2022	**(104)**	**(31)**	**(26)**	**(26)**	**(187)**
Carrying value as at March 31, 2022	**9**	**23**	**–**	**–**	**32**
Carrying value as at April 1, 2021	**25**	**42**	**–**	**–**	**67**
Estimated useful life (in years)	7	2	5	5	
Estimated remaining useful life (in years)	1	1	–	–	

The amortization expense has been included under depreciation and amortization expense in the Standalone Statement of Profit and Loss.

Research and Development expenditure

Research and Development expense recognized in net profit in the Statement of Profit and Loss for the years ended March 31, 2023 and March 31, 2022 is ₹639 crore and ₹529 crore, respectively.

2.3 Leases

Accounting policy

The Company as a lessee

The Company's lease asset classes consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use-assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Company changes its assessment to whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

The changes in the carrying value of right-to-use assets for the year ended March 31, 2023 are as follows:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2022	**552**	**2,621**	**138**	**3,311**
Additions*	–	510	371	881
Deletions	–	(21)	(61)	(82)
Depreciation	(4)	(441)	(104)	(549)
Balance as at March 31, 2023	**548**	**2,669**	**344**	**3,561**

* Net of adjustments on account of modifications and lease incentives

The changes in the carrying value of right-to-use assets for the year ended March 31, 2022 were as follows:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2021	**556**	**2,766**	**113**	**3,435**
Additions*	–	306	68	374
Deletions	–	(18)	–	(18)
Depreciation	(4)	(433)	(43)	(480)
Balance as at March 31, 2022	**552**	**2,621**	**138**	**3,311**

* Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Current lease liabilities	713	558
Non-current lease liabilities	3,553	3,228
Total	**4,266**	**3,786**

The movement in lease liabilities during the years ended March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Balance at the beginning	**3,786**	**3,854**
Additions	883	394
Finance cost accrued during the period	151	126
Deletions	(26)	(18)
Payment of lease liabilities	(706)	(628)
Translation difference	178	58
Balance at the end	**4,266**	**3,786**

The details regarding the contractual maturities of lease liabilities as at March 31, 2023 and March 31, 2022 on an undiscounted basis are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Less than one year	821	637
One to five years	2,547	2,100
More than five years	1,546	1,519
Total	**4,914**	**4,256**

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹22 crore and ₹12 crore for the years ended March 31, 2023 and March 31, 2022, respectively.

The movement in the net investment in sublease in ROU asset during the years ended March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Balance at the beginning	365	385
Interest income accrued during the period	13	13
Lease receipts	(61)	(47)
Translation difference	29	14
Balance at the end	**346**	**365**

The details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2023 and March 31, 2022 on an undiscounted basis are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Less than one year	60	54
One to five years	257	230
More than five years	69	126
Total	**386**	**410**

Leases not yet commenced to which the Company is committed is ₹135 crore for a lease term ranging from four to ten years.

2.4 Capital work-in-progress

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Capital work-in-progress	275	411
Total capital work-in-progress	**275**	**411**

The capital work-in-progress ageing schedule for the years ended March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	222	21	12	20	275
	267	48	51	45	411
Total capital work-in-progress	**222**	**21**	**12**	**20**	**275**
	267	**48**	**51**	**45**	**411**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed as of March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
KL-SP-SDB1	114	–	–	–	114
	–	27	–	–	27
BN-SP-MET	20	–	–	–	20
	–	–	–	–	–
NG-SZ-SDB1	–	–	–	–	–
	89	–	–	–	89
BN-SP-RETRO	–	–	–	–	–
	30	–	–	–	30
BH-SZ-MLP	–	–	–	–	–
	116	–	–	–	116
Total capital work-in-progress	**134**	–	–	–	**134**
	235	**27**	**–**	**–**	**262**

2.5 Investments

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current investments		
Equity instruments of subsidiaries	9,078	9,061
Redeemable preference shares of subsidiary	2,831	1,318
Preference securities and equity instruments	196	194
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others	82	76
Tax-free bonds	1,742	1,901
Government bonds	14	–
Non-convertible debentures	2,490	3,459
Government securities	6,851	6,853
Total non-current investments	**23,686**	**22,869**
Current investments		
Liquid mutual fund units	260	1,337
Commercial papers	420	–
Certificates of deposit	2,765	3,141
Tax-free bonds	150	200
Government bonds	–	13
Government securities	5	362
Non-convertible debentures	876	414
Total current investments	**4,476**	**5,467**
Total carrying value	**28,162**	**28,336**

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31,	
	2023	2022
Non-current investments		
Unquoted		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of ₹10,000 each, fully paid up		
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and		
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up		
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up		
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of ₹10 each, fully paid up		
Infosys Nova Holdings LLC [#]	2,637	2,637
Infosys Singapore Pte. Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid		
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up		
Infosys Arabia Limited	2	2
70 (70) shares		
Skava Systems Private Limited	59	59
25,000 (25,000) shares of ₹10 each, fully paid up		
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up		
Infosys Chile SpA	7	7
100 (100) shares		
WongDoody, Inc.	380	380
100 (100) shares		
Infosys Luxembourg S.ā r.l.	17	17
20,000 (20,000) shares		
Infosys Austria GmBH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up		
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up		

Particulars	As at March 31,	
	2023	2022
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up		
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up		
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up		
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares ₹10 per share, fully paid up		
Infosys Automotive and Mobility GmbH	15	15
Infosys Germany GmbH	–	–
25,000 (25,000) shares EUR 1 per share, fully paid up		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	7	–
1,30,842 (1) share Turkish Liras 100 (10,000) per share, fully paid up		
Infosys Consulting S.R.L. (Argentina)	2	–
2,94,500 (Nil) shares AR$ 100 per share, fully paid up		
Infosys Business Solutions LLC	8	–
10,000 (Nil) shares USD 100 per share, fully paid up		
Investments in redeemable preference shaares of subsidiary		
Infosys Singapore Pte. Ltd	2,831	1,318
45,62,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up		
40,000,000 (Nil) shares of USD 1 per share, fully paid up		
	11,909	**10,379**
Investments carried at fair value through profit or loss *(Refer to Note 2.5.2)*		
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others [1]	82	76
	484	**83**
Investments carried at fair value through other comprehensive income *(Refer to Note 2.5.2)*		
Preference securities	193	192
Equity instruments	3	2
	196	**194**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	1,742	1,901
Government bonds	14	–
	1,756	**1,901**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	2,490	3,459
Government securities	6,851	6,853
	9,341	**10,312**
Total non-current investments	**23,686**	**22,869**

Particulars	As at March 31, 2023	As at March 31, 2022
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	260	1,337
	260	**1,337**
Investments carried at fair value through other comprehensive income		
Commercial papers	420	–
Certificates of deposit	2,765	3,141
	3,185	**3,141**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	150	200
Government bonds	–	13
	150	**213**
Investments carried at fair value through other comprehensive income		
Government securities	5	362
Non-convertible debentures	876	414
	881	**776**
Total current investments	**4,476**	**5,467**
Total investments	**28,162**	**28,336**
Aggregate amount of quoted investments	12,128	13,202
Market value of quoted investments (including interest accrued), current	1,050	1,003
Market value of quoted investments (including interest accrued), non-current	11,336	12,552
Aggregate amount of unquoted investments	16,034	15,134
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	11,909	10,379
Investments carried at amortized cost	1,906	2,114
Investments carried at fair value through other comprehensive income	13,603	14,423
Investments carried at fair value through profit or loss	744	1,420

[1] Uncalled capital commitments outstanding as of March 31, 2023 and March 31, 2022 was ₹8 crore and ₹11 crore, respectively.

Refer to Note 2.11 for accounting policies on financial instruments.

The details of amounts recorded in other comprehensive income are as follows:

(In ₹ crore)

Particulars	Year ended March 31, 2023			Year ended March 31, 2022		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(92)	(1)	(93)	(7)	1	(6)
Government securities	(150)	8	(142)	(56)	22	(34)
Certificates of deposit	(1)	–	(1)	2	(1)	1
Equity and preference securities	(7)	1	(6)	119	(22)	97

Method of fair valuation :

(In ₹ crore)

Class of investment	Method	Fair value as at March 31, 2023	2022
Liquid mutual fund units	Quoted price	260	1,337
Target maturity fund units	Quoted price	402	–
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,134	2,438
Non-convertible debentures	Quoted price and market observable inputs	3,366	3,873
Government securities	Quoted price and market observable inputs	6,856	7,215
Commercial papers	Market observable inputs	420	–
Certificates of deposit	Market observable inputs	2,765	3,141
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	196	194
Unquoted compulsorily convertible debentures – carried at fair value through profit or loss	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	82	76
Total		**16,481**	**18,281**

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Business transfer

During the year ending March 31, 2023, the Company entered into a business transfer agreement to transfer the German branch to its wholly-owned subsidiary, Infosys BPM Limited effective February 1, 2023. The business transfer resulted in a transfer of net assets amounting to ₹1 crore and a business transfer reserve of ₹18 crore.

Brilliant Basics Limited

On November 1, 2021, the Company entered into a business transfer agreement to transfer the business of Brilliant Basics Limited to the Company for a consideration of ₹109 crore resulting in recognition of a business transfer reserve of ₹62 crore.

The details out the assets and liabilities taken over upon business transfer are as follows :

(In ₹ crore)

Particulars	Total
Goodwill	44
Net assets / (liabilities), others	3
Total	47
Less : Consideration	109
Business transfer reserve	(62)

2.5.2 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2023 and March 31, 2022 are as follows :

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31, 2023	2022
Preference securities		
Airviz Inc.	–	–
2,89,695 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	53	150
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	26	22
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1 each		

Particulars	As at March 31,	
	2023	2022
Ideaforge Technology Limited (*formerly Ideaforge Technology Private Limited*)	114	20
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹10 each, fully paid up		
1,787 (Nil) Series B compulsorily convertible cumulative Preference shares of ₹10 each, fully paid up		
Equity instrument		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052 each, fully paid up, par value ₹10 each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each		
Ideaforge Technology Limited (*formerly Ideaforge Technology Private Limited*)	1	–
22,600 (100) equity shares at ₹10, fully paid up		
Compulsorily convertible debentures		
Ideaforge Technology Limited (*formerly Ideaforge Technology Private Limited*)	–	7
Nil (3,886) compulsorily convertible debentures, fully paid up, par value ₹19,300 each		
Others		
Stellaris Venture Partners India	82	76
Total	**278**	**277**

2.6 Loans

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	39	34
	39	34
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	–	–
Less: Allowance for credit impairment	–	–
	–	–
Total non-current loans	**39**	**34**
Current		
Loans considered good – Unsecured		
Loans to subsidiaries	43	–
Other loans		
Loans to employees	248	219
Total current loans	**291**	**219**
Total loans	**330**	**253**

2.7 Other financial assets

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current		
Security deposits [(1)]	43	43
Net investment in sublease of right of use asset [(1)]	298	320
Rental deposits [(1)]	183	134
Unbilled revenues [(1)(5)#]	686	215
Others [(1)]	131	15
Total non-current other financial assets	**1,341**	**727**

Particulars	As at March 31,	
	2023	2022
Current		
Security deposits [1]	1	1
Rental deposits [1]	5	36
Restricted deposits [1]*	2,116	1,965
Unbilled revenues [1][5]#	5,166	3,543
Interest accrued but not due [1]	441	323
Foreign currency forward and options contracts [2][3]	79	131
Net investment in sublease of right-of-use asset [1]	48	45
Others [1][4]	1,232	536
Total current other financial assets	**9,088**	**6,580**
Total other financial assets	**10,429**	**7,307**
[1] Financial assets carried at amortized cost	10,350	7,176
[2] Financial assets carried at fair value through other comprehensive income	32	20
[3] Financial assets carried at fair value through profit or loss	47	111
[4] Includes dues from subsidiaries	1,051	220
[5] Includes dues from subsidiaries	290	419

* Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 Trade receivables

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Current		
Trade receivable considered good – Unsecured [1]	21,202	19,454
Less: Allowance for expected credit loss	429	488
Trade receivable considered good – Unsecured	**20,773**	**18,966**
Trade receivable – credit impaired – Unsecured	106	85
Less: Allowance for credit impairment	106	85
Trade receivable – credit impaired – Unsecured	–	–
Total trade receivables [2]	**20,773**	18,966
[1] Includes dues from subsidiaries	611	268
[2] Includes dues from companies where directors are interested	–	–

The trade receivables ageing schedule for the years ended as on March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Undisputed trade receivables – considered good	15,579	5,542	4	66	4	7	21,202
	14,555	4,703	133	10	30	23	19,454
Undisputed trade receivables – credit impaired	9	6	2	4	49	34	104
	–	1	3	43	31	3	81
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed trade receivables – credit impaired	–	–	–	–	2	–	2
	–	–	–	4	–	–	4
	15,588	5,548	6	70	55	41	21,308
	14,555	4,704	136	57	61	26	19,539
Less: Allowance for credit loss							535
							573
Total trade receivables							**20,773**
							18,966

2.9 Cash and cash equivalents

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Balances with banks		
In current and deposit accounts	4,864	9,375
Cash-on-hand	–	–
Others		
Deposits with financial institutions	1,670	2,895
Total cash and cash equivalents	**6,534**	**12,270**
Balances with banks in unpaid dividend accounts	37	36
Deposit with more than 12 months maturity	700	1,471
Balances with banks held as margin money deposits against guarantees	–	1

Cash and cash equivalents as at March 31, 2023 and March 31, 2022 include restricted cash and bank balances of ₹46 crore and ₹60 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 Other assets

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current		
Capital advances	141	87
Advances other than capital advances		
Others		
Prepaid expenses	63	82
Defined benefit plan assets	9	10
Deferred contract cost		
Cost of obtaining a contract [3]	139	151
Cost of fulfillment	601	273
Unbilled revenues [2]	167	156
Withholding taxes and others	668	657
Total non-current other assets	**1,788**	**1,416**

Particulars	As at March 31,	
	2023	2022
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	171	183
Others		
Prepaid expenses [1]	1,705	1,174
Unbilled revenues [2]	6,365	5,365
Deferred contract cost		
Cost of obtaining a contract [3]	400	350
Cost of fulfillment	109	40
Withholding taxes and others	2,047	1,589
Other receivables [1]	123	234
Total current other assets	**10,920**	**8,935**
Total other assets	**12,708**	**10,351**
[1] Includes dues from subsidiaries	198	204

[2] Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

[3] Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services, and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. (*Refer to Note 2.13*)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset, which is not categorized in any of the above categories, is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination, which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecasted cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve, till the period the hedge was effective, remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2023 are as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets:							
Cash and cash equivalents *(Refer to Note 2.9)*	6,534	–	–	–	–	6,534	6,534
Investments *(Refer to Note 2.5)*							
Preference securities, equity instruments and others	–	–	82	196	–	278	278
Tax-free bonds and government bonds	1,906	–	–	–	–	1,906	2,134 [1]
Liquid mutual fund units	–	–	260	–	–	260	260
Target maturity fund units	–	–	402	–	–	402	402
Commercial papers	–	–	–	–	420	420	420
Certificates of deposit	–	–	–	–	2,765	2,765	2,765
Non-convertible debentures	–	–	–	–	3,366	3,366	3,366
Government securities	–	–	–	–	6,856	6,856	6,856
Trade receivables *(Refer to Note 2.8)*	20,773	–	–	–	–	20,773	20,773
Loans *(Refer to Note 2.6)*	330	–	–	–	–	330	330
Other financial assets *(Refer to Note 2.7)* [3]	10,350	–	47	–	32	10,429	10,345 [2]
Total	**39,893**	**–**	**791**	**196**	**13,439**	**54,319**	**54,463**

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Liabilities:							
Trade payables *(Refer to Note 2.14)*	2,426	–	–	–	–	2,426	2,426
Lease liabilities *(Refer to Note 2.3)*	4,266	–	–	–	–	4,266	4,266
Other financial liabilities *(Refer to Note 2.13)*	11,989	–	42	–	14	12,045	12,045
Total	**18,681**	**–**	**42**	**–**	**14**	**18,737**	**18,737**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of ₹84 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets:							
Cash and cash equivalents *(Refer to Note 2.9)*	12,270	–	–	–	–	12,270	12,270
Investments *(Refer to Note 2.5)*							
Preference securities, equity instruments and others	–	–	76	194	–	270	270
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,114	–	–	–	–	2,114	2,438 [1]
Liquid mutual fund units	–	–	1,337	–	–	1,337	1,337
Certificates of deposit	–	–	–	–	3,141	3,141	3,141
Non-convertible debentures	–	–	–	–	3,873	3,873	3,873
Government securities	–	–	–	–	7,215	7,215	7,215
Trade receivables *(Refer to Note 2.8)*	18,966	–	–	–	–	18,966	18,966
Loans *(Refer to Note 2.6)*	253	–	–	–	–	253	253
Other financial assets *(Refer to Note 2.7)* [3]	7,176	–	111	–	20	7,307	7,216 [2]
Total	**40,779**	**–**	**1,531**	**194**	**14,249**	**56,753**	**56,986**
Liabilities:							
Trade payables *(Refer to Note 2.14)*	2,669	–	–	–	–	2,669	2,669
Lease Liabilities *(Refer to Note 2.3)*	3,786	–	–	–	–	3,786	3,786
Other financial liabilities *(Refer to Note 2.13)*	10,084	–	8	–	3	10,095	10,095
Total	**16,539**	**–**	**8**	**–**	**3**	**16,550**	**16,550**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹91 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 is as follows:

(In ₹ crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Tax-free bonds	2,120	1,331	789	–
Target maturity fund units	402	402	–	–
Government bonds	14	14	–	–
Liquid mutual fund units	260	260	–	–
Certificates of deposit	2,765	–	2,765	–
Commercial papers	420	–	420	–
Non-convertible debentures	3,366	1,364	2,002	–
Government securities	6,856	6,856	–	–
Equity instruments	3	–	–	3
Preference securities	193	–	–	193
Other investments	82	–	–	82
Others				
Derivative financial instruments – gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.7)*	79	–	79	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.13)*	56	–	56	–

During the year ended March 31, 2023, tax-free bonds and government securities of ₹383 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of ₹1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 was as follows:

(In ₹ crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Tax-free bonds	2,425	1,238	1,187	–
Government bonds	13	13	–	–
Liquid mutual fund units	1,337	1,337	–	–
Certificates of deposit	3,141	–	3,141	–
Non-convertible debentures	3,873	3,472	401	–

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Government securities	7,215	7,177	38	–
Equity instruments	2	–	–	2
Preference securities	192	–	–	192
Compulsorily convertible debentures	7	–	–	7
Other investments	76	–	–	76
Others				
Derivative financial instruments – gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.7)*	131	–	131	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and option contracts *(Refer Note 2.13)*	11	–	11	–

During the year ended March 31, 2022, tax-free bonds of ₹576 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, tax-free bonds, non-convertible debentures and government securities of ₹890 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs, used in fair valuation of Level 3 assets and liabilities, does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks–market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments, such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian Rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the Rupee appreciates / depreciates against these currencies.

The analysis of the foreign currency risk from financial assets and liabilities as at March 31, 2023 is as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	18,436	5,442	1,612	1,765	2,278	29,533
Net financial liabilities	(10,017)	(1,898)	(682)	(926)	(1,082)	(14,605)
Total	**8,419**	**3,544**	**930**	**839**	**1,196**	**14,928**

The analysis of the foreign currency risk from financial assets and liabilities as at March 31, 2022 was as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	16,185	4,148	1,290	1,314	1,670	24,607
Net financial liabilities	(8,202)	(1,689)	(678)	(956)	(875)	(12,400)
Total	**7,983**	**2,459**	**612**	**358**	**795**	**12,207**

Sensitivity analysis between Indian Rupee and US Dollar

Particulars	Year ended March 31,	
	2023	2022
Impact on the Company's incremental operating margins	0.47%	0.48%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency. This is due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments, such as foreign currency forward and option contracts, to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at March 31,			
	2023			2022
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	–	–	8	67
Option contracts				
In Australian Dollar	140	770	185	1,050
In Euro	325	2,907	280	2,358
In UK Pound Sterling	55	559	32	318
Other derivatives				
Forward contracts				
In Australian Dollar	10	55	–	–
In Canadian Dollar	–	–	34	205
In Euro	266	2,382	266	2,240
In New Zealand Dollar	30	154	20	105
In Norwegian Krone	100	79	80	70
In Singapore Dollar	45	278	6	34
In Swiss Franc	–	–	14	115
In US Dollar	1,486	12,209	1,004	7,622
In UK Pound Sterling	76	775	44	438
In South African rand	85	39	45	24
Option contracts				
In Australian Dollar	30	165	–	–
In Euro	160	1,431	81	682
In UK Pound Sterling	15	153	–	–
In US Dollar	300	2,465	677	5,131
Total forward and option contracts		**24,421**		**20,459**

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Not later than one month	10,972	5,323
Later than one month and not later than three months	10,122	11,973
Later than three months and not later than one year	3,327	3,163
Total	**24,421**	**20,459**

During the years ended March 31, 2023 and March 31, 2022, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecasted cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2023 are expected to occur and reclassified to Statement of Profit and Loss within three months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Gain / (Loss)		
Balance at the beginning of the year	2	10
Gain / (Loss) recognized in other comprehensive income during the year	90	102
Amount reclassified to profit and loss during the year	(99)	(113)
Tax impact on above	2	3
Balance at the end of the year	**(5)**	**2**

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In ₹ crore)

Particulars	As at March 31, 2023		As at March 31, 2022	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	103	(80)	167	(47)
Amount set off	(24)	24	(36)	36
Net amount presented in Balance Sheet	**79**	**(56)**	**131**	**(11)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹20,773 crore and ₹18,966 crore as at March 31, 2023 and March 31, 2022, respectively and unbilled revenue amounting to ₹12,384 crore and ₹9,279 crore as at March 31, 2023 and March 31, 2022, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the US and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top five customers and top ten customers are as follows:

(In %)

Particulars	Year ended March 31,	
	2023	2022
Revenue from top five customers	11.3	11.9
Revenue from top ten customers	19.6	20.5

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the years ended March 31, 2023 and March 31, 2022 is ₹139 crore and ₹93 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Balance at the beginning	673	615
Impairment loss recognized / (reversed), net	139	93
Amounts written off	(145)	(49)
Translation differences	32	14
Balance at the end	**699**	**673**

Credit risk on cash and cash equivalents is limited as the Company generally invests in deposits with banks and financial institutions with high ratings, assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2023, the Company had a working capital of ₹24,640 crore including cash and cash equivalents of ₹6,534 crore and current investments of ₹4,476 crore. As at March 31, 2022, the Company had a working capital of ₹27,461 crore including cash and cash equivalents of ₹12,270 crore and current investments of ₹5,467 crore.

As at March 31, 2023 and March 31, 2022, the outstanding compensated absences were ₹1,969 crore and ₹1,850 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,426	–	–	–	2,426
Other financial liabilities on an undiscounted basis *(Refer to Note 2.13)*	10,752	965	264	13	11,994

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2022 was as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,669	–	–	–	2,669
Other financial liabilities on an undiscounted basis *(Refer to Note 2.13)*	9,496	381	202	10	10,089

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium, upon exercise of stock options, and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone (SEZ) Re-investment Reserve

The Special Economic Zone (SEZ) Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31, 2023	As at March 31, 2022
Authorized		
Equity shares, ₹5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹5 par value [(1)]	2,074	2,103
414,85,60,044 (420,67,38,641) equity shares fully paid-up		
	2,074	**2,103**

[(1)] Refer to Note 2.22 for details of basic and diluted shares

Forfeited shares amounted to ₹1,500 (₹1,500)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently. For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2023:

Bonus issue

The Company has allotted 218,41,91,490 fully paid-up shares of face value ₹5 each during the quarter ended September 30, 2018, pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

The bonus shares once allotted shall rank *pari passu* in all respects and carry the same rights as the existing equity shareholders. These shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Buyback

In the period of five years immediately preceding March 31, 2023, including the buyback completed in February 2023, the Company had purchased and extinguished a total of 22,67,52,951 fully paid-up equity shares of face value ₹5 each from the stock exchange. The Company has only one class of equity shares.

Capital Allocation Policy and buyback

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in February 2023

In line with the Capital Allocation Policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,300 crore (maximum buyback size, excluding buyback tax) at a price not exceeding ₹1,850 per share (maximum buyback price), subject to shareholders' approval by way of postal ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by the Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, the Company had purchased and extinguished a total of 6,04,26,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06 per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created 'Capital Redemption Reserve' of ₹30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

Buyback completed in September 2021

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of equity shares recommended by the Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 5,58,07,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53 per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created 'Capital Redemption Reserve' of ₹28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

The details of the shares held by promoters as at March 31, 2023 are as follows:

Promoter name	No. of shares	% of total shares	% change during the year
Sudha Gopalakrishnan	9,53,57,000	2.30	–
Rohan Murty	6,08,12,892	1.47	–
S. Gopalakrishnan	4,18,53,808	1.01	–
Nandan M. Nilekani	4,07,83,162	0.98	–
Akshata Murty	3,89,57,096	0.94	–
Asha Dinesh	3,85,79,304	0.93	–
Sudha N. Murty	3,45,50,626	0.83	–
Rohini Nilekani	3,43,35,092	0.83	–
Dinesh Krishnaswamy	3,24,79,590	0.78	–
Shreyas Shibulal	2,37,04,350	0.57	–
N. R. Narayana Murthy	1,66,45,638	0.40	–
Nihar Nilekani	1,26,77,752	0.31	–
Janhavi Nilekani	85,89,721	0.21	–
Kumari Shibulal	52,48,965	0.13	–
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	48,34,928	0.12	–
Shruti Shibulal	27,37,538	0.07	–
S. D. Shibulal	58,14,733	0.14	–
Promoters group			
Gaurav Manchanda	1,37,36,226	0.33	–
Milan Shibulal Manchanda	69,67,934	0.17	–
Nikita Shibulal Manchanda	69,67,934	0.17	–
Bhairavi Madhusudhan Shibulal	66,79,240	0.16	–
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	–

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders. Interim dividends are recorded as a liability on the date of declaration by the Company's Board. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian Rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act, 2013 is as follows:

(In ₹)

Particulars	Year ended March 31,	
	2023	2022
Final dividend for fiscal 2021		15.00
Interim dividend for fiscal 2022		15.00
Final dividend for fiscal 2022	16.00	
Interim dividend for fiscal 2023	16.50	

During the year ended March 31, 2023, on account of the final dividend for fiscal 2022 and interim dividend for fiscal 2023, the Company has incurred a net cash outflow of ₹13,675 crore.

The Board of Directors, in their meeting held on April 13, 2023, recommended a final dividend of ₹17.50 per equity share for the financial year ended March 31, 2023. This payment is subject to the approval of shareholders in the AGM of the Company to be held on June 28, 2023 and if approved, would result in a net cash outflow of approximately ₹7,260 crore.

The details of shareholders holding more than 5% shares as at March 31, 2023 and March 31, 2022 are as follows:

Name of the shareholder	As at March 31, 2023		As at March 31, 2022	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	50,57,90,851	12.19	66,63,70,669	15.84
Life Insurance Corporation of India	29,82,44,977	7.19	24,33,47,641	5.78

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore, except as stated otherwise)

Particulars	As at March 31, 2023		As at March 31, 2022	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	**420,67,38,641**	**2,103**	**426,06,60,846**	**2,130**
Add: Shares issued on exercise of employee stock options	22,47,751	1	18,85,132	1
Less: Shares bought back	6,04,26,348	30	5,58,07,337	28
As at the end of the period	**414,85,60,044**	**2,074**	**420,67,38,641**	**2,103**

2.12.4 Employee Stock Option Plan:

Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices, and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of four years. The plan numbers mentioned are further adjusted with the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years, and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,21,72,119 shares and 1,37,25,712 shares as at March 31, 2023 and March 31, 2022, respectively under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2023 and March 31, 2022.

The summary of grants made during the years ended March 31, 2023 and March 31, 2022 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Equity-settled RSUs				
Key Management Personnel (KMP)	2,10,643	1,48,762	3,67,479	2,84,543
Employees other than KMP	37,04,014	27,01,867	17,84,975	13,05,880
	39,14,657	**28,50,629**	**21,52,454**	**15,90,423**
Cash-settled RSUs				
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	92,400	49,960
	–	**–**	**92,400**	**49,960**
Total Grants	**39,14,657**	**28,50,629**	**22,44,854**	**16,40,383**

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 Plan

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance-based RSUs were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

- Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of ₹21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance-based RSUs were granted effective August 1, 2022.
- Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance-based RSUs were granted effective August 1, 2022.
- Approved the performance-based grant of RSUs (Annual performance equity TSR grant) of fair value of ₹5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance-based RSUs were granted effective August 1, 2022.

For the above RSUs, the grant date in accordance with Ind AS 102, *Share-based payment* is July 1, 2022.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 19,341 RSUs was made effective February 1, 2023 for fiscal 2023.

Though the annual time-based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2023, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based payment*.

Under the 2019 Plan

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance-based RSUs were granted effective May 2, 2022.

Other KMP

Under the 2015 Plan

During the year ended March 31, 2023, based on recommendations of the Nomination and Remuneration Committee, the Board approved 66,872 time based RSUs and 11,547 performance-based RSUs to other KMP under the 2015 Plan. Time based RSUs will vest over four years and performance-based RSUs will vest over one to three years based on certain performance targets.

Under the 2019 Plan

During the year ended March 31, 2023, based on recommendations of the Nomination and Remuneration Committee, the Board approved performance-based grants of 1,45,750 RSUs to other KMPs under the 2019 Plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Granted to:		
KMP #	49	65
Employees other than KMP	411	307
Total (1)	**460**	**372**
(1) Cash-settled stock compensation expense included in the above	1	13

Includes reversal of employee stock compensation expense on account of resignation / retirement of key management personnel.

The activity in the 2015 and 2019 Plan for equity-settled share-based payment transactions during the years ended March 31, 2023 and March 31, 2022 is as follows:

Particulars	Year ended March 31, 2023		Year ended March 31, 2022	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSUs				
Outstanding at the beginning	62,32,975	4.82	80,47,240	4.52
Granted	21,52,454	5.00	15,90,423	5.00
Exercised	21,05,904	4.50	25,69,983	4.07
Forfeited and expired	8,71,507	4.93	8,34,705	4.63
Outstanding at the end	**54,08,018**	**5.00**	**62,32,975**	**4.82**
Exercisable at the end	7,87,976	4.97	6,53,775	4.51
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	7,00,844	557	10,49,456	535
Granted	–	–	–	–
Exercised	5,66,814	596	3,48,612	529
Forfeited and expired	–	–	–	–
Outstanding at the end	**1,34,030**	**529**	**7,00,844**	**557**
Exercisable at the end	1,34,030	529	7,00,844	557
2019 Plan: RSUs				
Outstanding at the beginning	49,58,938	5.00	30,50,573	5.00
Granted	39,14,657	5.00	28,50,629	5.00
Exercised	11,28,626	5.00	7,55,557	5.00
Forfeited and expired	5,22,931	5.00	1,86,707	5.00
Outstanding at the end	**72,22,038**	**5.00**	**49,58,938**	**5.00**
Exercisable at the end	13,52,150	5.00	6,92,638	5.00

During the years ended March 31, 2023 and March 31, 2022, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹1,515 and ₹1,705, respectively.

During the years ended March 31, 2023 and March 31, 2022, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was ₹1,485 and ₹1,560, respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2023 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	72,22,038	1.33	5.00	54,08,018	1.49	5.00
450-630 (ESOP)	–	–	–	1,34,030	1.77	529

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2022 was as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	49,58,938	1.43	5.00	62,32,975	1.47	4.82
450-650 (ESOP)	-	–	–	7,00,844	0.65	557

As at March 31, 2023 and March 31, 2022, 2,24,924 and 2,65,561 cash settled options were outstanding, respectively. The carrying value of liability towards cash-settled share-based payments was ₹4 crore and ₹13 crore as at March 31, 2023 and March 31, 2022 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options, and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk-free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in			
	Fiscal 2023 – Equity shares – RSU	Fiscal 2023 – ADS – RSU	Fiscal 2022 – Equity shares – RSU	Fiscal 2022 – ADS – RSU
Weighted average share price (₹) / ($ ADS)	1,525	18.08	1,791	24.45
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	27-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date (₹) / ($ ADS)	1,210	13.69	1,548	20.82

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.13 Other financial liabilities

(In ₹ crore)

Particulars	As at March 31, 2023	As at March 31, 2022
Non-current		
Others		
Compensated absences	76	86
Accrued compensation to employees [1]	5	8
Accrued expenses [1]	1,184	503
Other payables [1][6]	52	79
Total non-current other financial liabilities	**1,317**	**676**
Current		
Unpaid dividends [1]	37	36
Others		
Accrued compensation to employees [1]	3,072	2,999
Accrued expenses [1][4]	4,430	4,603
Retention monies [1]	17	12
Capital creditors [1]	652	395
Compensated absences	1,893	1,764
Other payables [1][5][6]	2,540	1,449
Foreign currency forward and options contracts [2][3]	56	11
Total current other financial liabilities	**12,697**	**11,269**
Total other financial liabilities	**14,014**	**11,945**
[1] Financial liability carried at amortized cost	11,989	10,084
[2] Financial liability carried at fair value through profit or loss	42	8
[3] Financial liability carried at fair value through other comprehensive income	14	3
[4] Includes dues to subsidiaries	30	7
[5] Includes dues to subsidiaries	422	316

[6] Deferred contract cost (Refer to Note 2.10) includes technology assets taken over by the Company from a customer as a part of transformation project, which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to ₹114 crore.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.14 Trade payables

(In ₹ crore)

Particulars	As at March 31, 2023	As at March 31, 2022
Outstanding dues of micro enterprises and small enterprises	97	3
Outstanding dues of creditors other than micro enterprises and small enterprises [1]	2,329	2,666
Total trade payables	**2,426**	**2,669**
[1] Includes dues to subsidiaries	653	613

The information as required to be disclosed pursuant under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED Act, 2006) has been determined to the extent such parties have been identified based on the information information available with the Company.

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Amount remaining unpaid :		
Principal	97	3
Interest	–	–
Interest paid by the Company under MSMED Act, 2006 along with the amounts of the payment made to the supplier beyond the appointed day	33	71
Interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act, 2006;	–	–
Interest accrued and remaining unpaid at the end of the year	–	–
Interest remaining due and payable (pertaining to prior years), until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of MSMED Act 2006.	–	–

The trade payables ageing schedule for the years ended as on March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Outstanding dues to MSME	97	–	–	–	–	97
	3	–	–	–	–	3
Others	1,943	386	–	–	–	2,329
	2,131	535	–	–	–	2,666
Total trade payables	2,040	386	–	–	–	2,426
	2,134	535	–	–	–	2,669

Relationship with struck-off companies

(In ₹ crore)

Name of struck off company	Nature of transactions	Transactions during the year March 31, 2022	Balance outstanding as at March 31, 2022	Relationship with the struck off company
Compulease Networks Private Limited	Payables	–*	–	Vendor

* Less than ₹1 crore

There are no transactions with struck-off companies for the year ending March 31, 2023.

2.15 Other liabilities

(In ₹ crore)

Particulars	As at March 31, 2023	As at March 31, 2022
Non-current		
Accrued defined benefit liability *(Refer to Note 2.21)*	412	332
Others		
Deferred income	2	9
Deferred income – government grants	–	19
Total non-current other liabilities	**414**	**360**
Current		
Accrued defined benefit liability *(Refer to Note 2.21)*	2	2
Unearned revenue	5,491	5,179
Others		
Deferred income – government grants	28	10
Withholding taxes and others	2,088	2,190
Total current other liabilities	**7,609**	**7,381**
Total other liabilities	**8,023**	**7,741**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In ₹ crore)

Particulars	As at March 31, 2023	As at March 31, 2022
Current		
Others		
Post-sales client support and others	1,163	920
Total provisions	**1,163**	**920**

The movement in the provision for post-sales client support is as follows:

(In ₹ crore)

Particulars	Year ended March 31, 2023
Balance at the beginning	**880**
Impact on adoption of amendment to IAS 37	9
Provision recognized / (reversed)	356
Provision utilized	(128)
Translation difference	46
Balance at the end	**1,163**

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities, and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. These are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of

changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities; where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Statement of Profit and Loss is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Current taxes	8,167	6,960
Deferred taxes	208	300
Income tax expense	**8,375**	**7,260**

Income tax expense for the years ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of ₹116 crore and ₹250 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Profit before income taxes	31,643	28,495
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	11,057	9,957
Tax effect due to non-taxable income for Indian tax purposes	(2,916)	(2,849)
Overseas taxes	1,028	958
Tax provision (reversals)	(116)	(250)
Effect of exempt non-operating income	(563)	(478)
Effect of non-deductible expenses	144	122
Impact of change in tax rate	–	(104)
Others	(259)	(96)
Income tax expense	**8,375**	**7,260**

The applicable Indian corporate statutory tax rate for the years ended March 31, 2023 and March 31, 2022 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units, which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone (SEZ) Re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Deferred income tax for the years ended March 31, 2023 and March 31, 2022 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2023, Infosys' US branch net assets amounted to approximately ₹6,948 crore. As at March 31, 2023, the Company has a deferred tax liability for branch profit tax of ₹148 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹10,948 crore and ₹9,618 crore as at March 31, 2023 and March 31, 2022, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.
The Company majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹1,358 crore and ₹1,345 crore as at March 31, 2023 and March 31, 2022, respectively as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2023 will expire between financial years 2028 to 2030.

The details of income tax assets and income tax liabilities as at March 31, 2023 and March 31, 2022 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Income tax assets	5,916	5,585
Current income tax liabilities	2,834	2,179
Net current income tax assets / (liabilities) at the end	**3,082**	**3,406**

The gross movement in the current income tax assets / (liabilities) for the years ended March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Net current income tax assets / (liabilities) at the beginning	**3,406**	**3,550**
Income tax paid	7,807	6,736
Current income tax expense	(8,167)	(6,960)
Income tax benefit arising on exercise of stock options	51	63
Income tax on other comprehensive income	(22)	12
Tax impact on buyback expenses	9	8
Impact on account of Ind AS 37 adoption	(2)	–
Translation differences	–	(3)
Net current income tax assets / (liabilities) at the end	**3,082**	**3,406**

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2023 is as follows:

(In ₹ crore)

Particulars	Carrying value as of April 1, 2022	Changes through profit and loss	Changes through OCI	Impact on account of Ind AS 37 adoption	Translation difference	Carrying value as of March 31, 2023
Deferred income tax assets / (liabilities)						
Property, plant and equipment	189	22	–	–	–	211
Lease liabilities	163	36	–	–	–	199
Trade receivables	169	42	–	–	–	211
Compensated absences	466	35	–	–	–	501
Post-sales client support	118	68	–	2	–	188
Derivative financial instruments	(24)	22	2	–	–	–
Credits related to branch profits	676	(13)	–	–	55	718
Intangibles through business transfer	(4)	6	–	–	–	2
Branch profit tax	(834)	35	–	–	(67)	(866)
SEZ Re-investment Reserve	(830)	(499)	–	–	–	(1,329)
Others	40	38	–	–	–	78
Total deferred income tax assets / (liabilities)	**129**	**(208)**	**2**	**2**	**(12)**	**(87)**

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2022 was as follows:

(In ₹ crore)

Particulars	Carrying value as of April 1, 2021	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Deferred income tax assets / (liabilties)					
Property, plant and equipment	315	(126)	–	–	189
Lease liabilities	149	14	–	–	163
Trade receivables	194	(25)	–	–	169
Compensated absences	437	29	–	–	466
Post-sales client support	115	3	–	–	118
Derivative financial instruments	(54)	27	3	–	(24)
Credits related to branch profits	355	308	–	13	676
Intangibles through business transfer	(10)	6	–	–	(4)
Branch profit tax	(500)	(316)	–	(18)	(834)
SEZ Re-investment Reserve	(613)	(217)	–	–	(830)
Others	56	(3)	(13)	–	40
Total deferred income tax assets / (liabilities)	**444**	**(300)**	**(10)**	**(5)**	**129**

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Deferred income tax assets after set off	779	970
Deferred income tax liabilities after set off	(866)	(841)

When assessing the reliability of deferred income tax assets, the Management considers whether a portion or the entire deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings (together called as "software related services"). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties to the contract, the parties have committed to perform their obligations under the contract and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ('performance obligations') to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services ('transaction price'). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item, when sold separately, is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company's contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit-of-work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis, when services are performed through an indefinite number of repetitive acts over a specified period, or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts, are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenues, while billing in excess of revenues is classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, the revenue recognition criteria for each distinct performance obligation is applied and the arrangements with customers generally meet this criteria for considering software development and related service as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered, since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements : license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement, and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost-plus-margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service, the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method while the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and, therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, non-recurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs, relating to upfront payments to customers, are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when the present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the years ended March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Revenue from software services	1,23,755	1,03,615
Revenue from products and platforms	259	325
Total revenue from operations	**1,24,014**	**1,03,940**

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the years ended March 31, 2023 and March 31, 2022, respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Revenue by offerings		
Core	46,043	43,410
Digital	77,971	60,530
Total	**1,24,014**	**1,03,940**

Digital services

Digital services comprise of service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core services

Core services comprise traditional offerings of the Company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the years ended March 31, 2023 and March 31, 2022 is approximately 55% and 53%, respectively.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company's Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company's receivables are rights to consideration that are unconditional. Unbilled revenues, comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts, are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and, therefore, the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration depends on completion of contractual milestones.

Invoicing in excess of earnings are classified as 'unearned revenue'.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the years ended March 31, 2023 and March 31, 2022 , the company recognized revenue of ₹4,391 crore and ₹2,831 crore arising from opening unearned revenue as of April 1, 2022 and April 1, 2021, respectively.

During the years ended March 31, 2023 and March 31, 2022, 5,378 crore and ₹3,711 crore of unbilled revenue pertaining to other fixed price and fixed-timeframe contracts as of April 1, 2022 and April 1, 2021, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period, and an explanation as

to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2023, other than those meeting the exclusion criteria mentioned above, is ₹70,680 crore. Out of this, the Company expects to recognize revenue of around 57.7% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022 is ₹65,748 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

2.19.1 Other income

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts, and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.2 Foreign currency

Accounting policy

Functional currency

The functional currency of the Company is the Indian Rupee. These financial statements are presented in Indian Rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they intend to compensate.

Other income for the years ended March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	148	151
Deposit with bank and others	567	668
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures, commercial papers, certificates of deposit and government securities	850	580
Income on investments carried at fair value through other comprehensive income	1	1
Income on investments carried at fair value through profit or loss		
Gain / (loss) on liquid mutual funds and other investments	142	127
Dividend received from subsidiary [1]	1,463	1,218
Exchange gains / (losses) on foreign currency forward and options contracts	(531)	189
Exchange gains / (losses) on translation of other assets and liabilities	960	105
Miscellaneous income, net	259	185
Total other income	**3,859**	**3,224**

[1] The Company received dividend from its wholly-owned subsidiaries *(Refer to Note 2.24)*.

2.20 Expenses

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Employee benefit expenses		
Salaries including bonus	60,194	49,575
Contribution to provident and other funds	1,914	1,417
Share-based payments to employees (*Refer to Note 2.12*)	460	372
Staff welfare	196	300
	62,764	**51,664**
Cost of software packages and others		
For own use	1,454	1,062
Third-party items bought for service delivery to clients	3,760	1,923
	5,214	**2,985**
Other expenses		
Power and fuel	155	93
Brand and marketing	756	444
Short-term leases	22	12
Rates and taxes	217	205
Repairs and maintenance	922	824
Consumables	23	29
Insurance	140	135
Provision for post-sales client support and others	121	77
Commission to non-whole time directors	15	11
Impairment loss recognized / (reversed) under expected credit loss model	183	117
Auditor's remuneration		
Statutory audit fees	7	5
Tax matters	–	–
Other services	–	–
Contributions towards Corporate Social Responsibility*	437	397
Others	283	141
	3,281	**2,490**

* During the year ended March 31, 2022, in accordance with the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company transferred certain assets to its controlled subsidiary 'Infosys Green Forum', a Company created under Section 8 of the Companies Act, 2013.

2.21 Employee benefits

Accounting policy

2.21.1 Gratuity and pensions

The Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible Indian employees of Infosys. The Gratuity Plan provides a lumpsum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.
The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and / or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions, which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date. This is done using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity and pension

The details of the defined benefit retirement plans and the amounts recognized in the standalone financial statements as at March 31, 2023 and March 31, 2022 are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2023	2022	2023	2022
Change in benefit obligations				
Benefit obligations at the beginning	1,467	1,382	610	541
Service cost	249	193	23	24
Interest expense	88	77	3	2
Past-service cost – Plan amendments	1	–	–	14
Transfer	3	3	–	–
Remeasurements – Actuarial (gains) / losses	(65)	69	(76)	2
Employee contribution	–	–	18	20
Benefits paid	(233)	(257)	(45)	(19)
Translation difference	14	–	58	26
Benefit obligations at the end	**1,524**	**1,467**	**591**	**610**
Change in plan assets				
Fair value of plan assets at the beginning	1,477	1,391	534	434
Interest income	91	84	2	1
Transfer	4	3	–	–
Remeasurements – Return on plan assets excluding amounts included in interest income	20	21	(46)	52
Employee contribution	–	–	18	20
Employer contribution	155	235	22	23
Benefits paid	(231)	(257)	(45)	(19)
Translation difference	–	–	52	23
Fair value of plan assets at the end	**1,516**	**1,477**	**537**	**534**
Funded status	**(8)**	**10**	**(54)**	**(76)**
Defined benefit plan asset	9	10	–	–
Defined benefit plan liability	(17)	–	(54)	(76)

The amounts for the years ended March 31, 2023 and March 31, 2022 recognized in the Statement of Profit and Loss under employee benefit expense, are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Service cost	249	193	23	24
Net interest on the net defined benefit liability / asset	(3)	(7)	1	1
Plan amendments	1	–	–	14
Net cost	**247**	**186**	**24**	**39**

The amounts for the years ended March 31, 2023 and March 31, 2022 recognized in the Statement of Other Comprehensive Income are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Remeasurements of the net defined benefit liability / (asset)				
Actuarial (gains) / losses	(65)	69	(76)	2
(Return) / loss on plan assets, excluding amounts included in the net interest on the net defined benefit liability / (asset)	(20)	(21)	46	(52)
	(85)	**48**	**(30)**	**(50)**

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
(Gain) / loss from change in demographic assumptions	–	–	–	(1)
(Gain) / loss from change in financial assumptions	(54)	(33)	(82)	(7)
(Gain) / loss from change in experience assumptions	(11)	102	6	10
	(65)	**69**	**(76)**	**2**

The weighted-average assumptions used to determine benefit obligations as at March 31, 2023 and March 31, 2022 are as follows:

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2023	2022	2023	2022
Discount rate [(1)]	7.1%	6.5%	1.8%- 3.4%	0.4%- 1.25%
Weighted average rate of increase in compensation levels [(2)]	6%	6%	1%-3%	1%-3%
Weighted average duration of defined benefit obligation [(3)]	5.9 years	5.9 years	12 years	14 years

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2023 and March 31, 2022 are as follows:

(In %)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Discount rate	6.5	6.1	0.4-1.25	0.1-0.85
Weighted-average rate of increase in compensation levels	6	6	1-3	1-3

(1) For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the government bond rate adjusted for corporate spreads is used.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends, inflation in respective markets and Management's estimate of future salary increases.

(3) Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Company assesses all the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are well diversified and also provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurement) of the gratuity plan for the years ended March 31, 2023 and March 31, 2022 were ₹111 crore and ₹105 crore, respectively and for the pension plan were (₹44) crore and ₹53 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The details of major plan assets into various categories as at March 31, 2023 and March 31, 2022 are as follows:

(In %)

Particulars	As at March 31,	
	2023	2022
Equity	34	34
Bonds	32	32
Real estate / property	26	26
Cash and cash equivalents	1	1
Other	7	7

These defined benefit plans expose the Company to actuarial risk which are set out below:

- **Interest rate risk:** The present value of the defined benefit plan liability is generally calculated using a discount rate determined with reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.
- **Life expectancy and investment risk:** The pension fund offers the choice between a lifelong pension and a cash lumpsum upon retirement. The pension fund has defined rates for converting the lumpsum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.
- **Asset volatility:** A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members' account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows:

(In ₹ crore)

Impact from	As at March 31, 2023	
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	84	24
Weighted average rate of increase in compensation level	76	3

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation, keeping all other actuarial assumptions constant.
In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company expects to contribute ₹195 crore to gratuity and ₹25 crore to pension during the fiscal 2024.

Maturity profile of defined benefit obligation is as follows:

(In ₹ crore)

Particulars	Gratuity	Pension
Within 1 year	211	36
1-2 years	222	35
2-3 years	229	40
3-4 years	265	39
4-5 years	346	42
5-10 years	1,807	203

b. Superannuation

The Company contributed ₹468 crore and ₹342 crore to the Superannuation trust during the years ended March 31, 2023 and March 31, 2022 respectively, and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually, predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Change in benefit obligations		
Benefit obligations at the beginning	9,304	8,287
Service cost	814	656
Employee contribution	1,689	1,153
Interest expense	625	516
Actuarial (gains) / loss	(82)	118
Benefits paid	(1,823)	(1,426)
Benefit obligations at the end	**10,527**	**9,304**

Particulars	As at March 31,	
	2023	2022
Change in plan assets		
Fair value of plan assets at the beginning	9,058	8,140
Interest income	609	507
Remeasurements – Return on plan assets excluding amounts included in interest income	(186)	18
Employer contribution	837	666
Employee contribution	1,689	1,153
Benefits paid	(1,823)	(1,426)
Fair value of plan assets at the end	**10,184**	**9,058**
Net liability	(343)	(246)

Amount for the years ended March 31, 2023 and March 31, 2022 recognized in the Statement of Other Comprehensive Income is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(82)	118
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	186	(18)
	104	**100**

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,	
	2023	2022
Government of India (GOI) bond yield [1]	7.10%	6.50%
Expected rate of return on plan assets	8.15%	7.70%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.15%	8.10%

[1] In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2023 and March 31, 2022 is as follows:

(In %)

Particulars	As at March 31,	
	2023	2022
Central and State government bonds	60	57
Public sector undertakings and private sector bonds	33	37
Others	7	6

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Company to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2023, the defined benefit obligation would be affected by approximately ₹48 crore and ₹97 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed ₹1,053 crore and ₹768 crore to the provident fund during the years ended March 31, 2023 and March 31, 2022, respectively. The same has been recognized in the net profit in the Statement of Profit and Loss under the head, employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian Rupees.

Employee benefits cost include:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Salaries and bonus [(1)]	60,973	50,338
Defined contribution plans	468	342
Defined benefit plans	1,323	984
	62,764	**51,664**

[(1)] Includes employee stock compensation expense of ₹460 crore and ₹372 crore for the years ended March 31, 2023 and March 31, 2022, respectively (*Refer to Note 2.12*).

2.22 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues, for changes effected prior to the approval of the financial statements by the Board.

The reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2023	2022
Basic earnings per equity share – weighted average number of equity shares outstanding	419,38,13,881	422,43,39,562
Effect of dilutive common equivalent shares – share options outstanding	44,20,497	52,06,766
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	**419,82,34,378**	**422,95,46,328**

For the years ended March 31, 2023 and March 31, 2022, there were 271 and Nil options to purchase equity shares which had an anti-dilutive effect.

2.23 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the entity, or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Contingent liabilities:		
Claims against the Company, not acknowledged as debts [(1)]	4,316	4,245
[Amount paid to statutory authorities ₹6,115 crore (₹5,617 crore)]		
Commitments:		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits) [(2)]	824	1,092
Other commitments *	8	11

* Uncalled capital pertaining to investments

(1) As at March 31, 2023 and March 31, 2022, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹3,953 crore and ₹3,898 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of multiple issues of disallowances, such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, and payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income tax authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution, and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹6,105 crore and ₹5,607 crore as at March 31, 2023 and March 31, 2022, respectively.

(2) Capital contracts primarily comprise commitments for infrastructure facilities and computer equipments.

Legal proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company's results of operations or financial condition.

2.24 Related party transactions

List of related parties

(In %)

Name of subsidiaries	Country	Holdings as at March 31,	
		2023	2022
Infosys Technologies (China) Co. Limited (Infosys China) [(1)]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico) [(1)]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden) [(1)]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) [(1)]	China	100	100
Infosys Nova Holdings LLC. (Infosys Nova) [(1)]	US	100	100
EdgeVerve Systems Limited (EdgeVerve) [(1)]	India	100	100
Infosys Austria GmbH [(1)]	Austria	100	100
Skava Systems Private Limited (Skava Systems) [(1)(26)]	India	100	100
Infosys Chile SpA [(1)]	Chile	100	100
Infosys Arabia Limited [(2)(26)]	Saudi Arabia	70	70
Infosys Consulting Ltda.[(1)]	Brazil	100	100
Infosys Luxembourg S.a.r.l [(1)]	Luxembourg	100	100
Infosys Americas Inc. (Infosys Americas) [(1)(26)]	US	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2023	2022
Infosys Public Services, Inc. USA (Infosys Public Services) [(1)]	US	100	100
Infosys Canada Public Services Inc [(19)(35)]	Canada	–	–
Infosys BPM Limited [(1)(43)]	India	100	100
Infosys (Czech Republic) Limited s.r.o. [(3)]	Czech Republic	100	100
Infosys Poland Sp z.o.o [(3)]	Poland	100	100
Infosys McCamish Systems LLC [(3)]	US	100	100
Portland Group Pty Ltd [(3)]	Australia	100	100
Infosys BPO Americas LLC. [(3)]	US	100	100
Infosys Consulting Holding AG (Infosys Lodestone) [(1)]	Switzerland	100	100
Infosys Management Consulting Pty Limited [(4)]	Australia	100	100
Infosys Consulting AG [(4)]	Switzerland	100	100
Infosys Consulting GmbH [(4)]	Germany	100	100
Infosys Consulting S.R.L.[(1)]	Romania	100	100
Infosys Consulting SAS [(4)]	France	100	100
Infosys Consulting s.r.o. v likvidaci (*formerly Infosys Consulting s.r.o.*) [(4)(34)]	Czech Republic	–	–
Infosys Consulting (Shanghai) Co., Ltd. [(4)(30)]	China	–	–
Infy Consulting Company Ltd [(4)]	UK	100	100
Infy Consulting B.V.[(4)]	The Netherlands	100	100
Infosys Consulting S.R.L. [(45)]	Argentina	100	100
Infosys Consulting (Belgium) NV [(4)]	Belgium	100	100
Panaya Inc. (Panaya) [(1)]	US	100	100
Panaya Ltd. [(6)]	Israel	100	100
Infosys Financial Services GmbH. (*formerly Panaya GmbH*) [(54)]	Germany	100	100
Brilliant Basics Holdings Limited (Brilliant Basics) [(1)(26)]	UK	100	100
Brilliant Basics Limited [(7)(26)]	UK	100	100
Infosys Singapore Pte. Ltd. (*formerly Infosys Consulting Pte. Ltd.*) [(1)]	Singapore	100	100
Infosys Middle East FZ LLC [(8)]	Dubai	100	100
Fluido Oy [(8)]	Finland	100	100
Fluido Sweden AB (Extero) [(11)]	Sweden	100	100
Fluido Norway A/S [(11)]	Norway	100	100
Fluido Denmark A/S [(11)]	Denmark	100	100
Fluido Slovakia s.r.o [(11)]	Slovakia	100	100
Infosys Compaz Pte. Ltd [(9)]	Singapore	60	60
Infosys South Africa Pty Ltd [(8)]	South Africa	100	100
WongDoody Holding Company Inc. (WongDoody) [(1)(36)]	US	–	–
WDW Communications, Inc [(10)(37)]	US	–	–
WongDoody, Inc [(10)(38)]	US	100	100
HIPUS Co., Ltd [(9)]	Japan	81	81
Stater N.V. [(9)]	The Netherlands	75	75
Stater Nederland B.V. [(12)]	The Netherlands	75	75
Stater XXL B.V. [(12)]	The Netherlands	75	75
HypoCasso B.V. [(12)]	The Netherlands	75	75
Stater Participations B.V. [(12)]	The Netherlands	75	75
Stater Belgium N.V./S.A. [(13)]	Belgium	75	75
Stater Gmbh [(12)(28)]	Germany	75	75

Name of subsidiaries	Country	Holdings as at March 31,	
		2023	2022
Outbox systems Inc. dba Simplus (US) [15]	US	100	100
Simplus North America Inc. [16][27]	Canada	–	–
Simplus ANZ Pty Ltd [16]	Australia	100	100
Simplus Australia Pty Ltd [17]	Australia	100	100
Sqware Peg Digital Pty Ltd [18][31]	Australia	–	–
Simplus Philippines, Inc. [16]	Philippines	100	100
Simplus Europe, Ltd. [16][29]	UK	–	–
Infosys Fluido UK, Ltd. (*formerly Simplus UK, Ltd*) [11]	UK	100	100
Infosys Fluido Ireland, Ltd.(*formerly Simplus Ireland, Ltd*) [20]	Ireland	100	100
Infosys Limited Bulgaria EOOD [1]	Bulgaria	100	100
Kaleidoscope Animations, Inc. [15]	US	100	100
Kaleidoscope Prototyping LLC [22]	US	100	100
GuideVision s.r.o. [14]	Czech Republic	100	100
GuideVision Deutschland GmbH [21]	Germany	100	100
GuideVision Suomi Oy [21]	Finland	100	100
GuideVision Magyarország Kft [21]	Hungary	100	100
GuideVision Polska Sp. z.o.o [21]	Poland	100	100
GuideVision UK Ltd [21][26]	UK	100	100
Blue Acorn iCi Inc (*formerly Beringer Commerce Inc*) [15]	US	100	100
Beringer Capital Digital Group Inc [15][41]	US	–	–
Mediotype LLC [23][41]	US	–	–
Beringer Commerce Holdings LLC [23][41]	US	–	–
SureSource LLC [24][39]	US	–	–
Blue Acorn LLC [24][39]	US	–	–
Simply Commerce LLC [24][39]	US	–	–
iCiDIGITAL LLC [25][40]	US	–	–
Infosys BPM UK Limited [3]	UK	100	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi [1]	Turkey	100	100
Infosys Germany Holding Gmbh [1]	Germany	100	100
Infosys Automotive and Mobility GmbH & Co. KG [1]	Germany	100	100
Infosys Green Forum [1][32]	India	100	100
Infosys (Malaysia) SDN. BHD. (*formerly Global Enterprise International (Malaysia) Sdn. Bhd.*) [33]	Malaysia	100	100
Infosys Business Solutions LLC [1][42]	Qatar	100	–
Infosys Germany GmbH (*formerly Kristall 247. GmbH ("Kristall")*) [44]	Germany	100	–
oddity GmbH [46]	Germany	100	–
oddity (Shanghai) Co., Ltd. [47]	China	100	–
oddity Limited (Taipei) [47]	Taiwan	100	–
oddity space GmbH [46]	Germany	100	–
oddity jungle GmbH [46]	Germany	100	–
oddity code GmbH [46]	Germany	100	–
oddity code d.o.o [48]	Serbia	100	–
oddity waves GmbH [46]	Germany	100	–
oddity group services GmbH [46]	Germany	100	–
Infosys Public Services Canada Inc.[19][5]	Canada	100	–
BASE life science AG [50]	Switzerland	100	–

Name of subsidiaries	Country	Holdings as at March 31,	
		2023	2022
BASE life science GmbH [50]	Germany	100	–
BASE life science A/S [49]	Denmark	100	–
BASE life science S.A.S [50]	France	100	–
BASE life science Ltd. [50]	UK	100	–
BASE life science S.r.l. [50]	Italy	100	–
Innovisor Inc.[50]	US	100	–
BASE life science Inc. [50]	US	100	–
BASE life science S.L. [50][51]	Spain	100	–
Panaya Germany GmbH [6][52]	Germany	100	–
Infosys Norway [8][53]	Norway	100	–

[1] Wholly-owned subsidiary of Infosys Limited
[2] Majority-owned and controlled subsidiary of Infosys Limited
[3] Wholly-owned subsidiary of Infosys BPM Limited
[4] Wholly-owned subsidiary of Infosys Consulting Holding AG
[5] Incorporated on July 8, 2022
[6] Wholly-owned subsidiary of Panaya Inc.
[7] Wholly-owned subsidiary of Brilliant Basics Holding Limited.
[8] Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (*formerly Infosys Consulting Pte. Ltd.*)
[9] Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (*formerly Infosys Consulting Pte. Ltd.*)
[10] Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
[11] Wholly-owned subsidiary of Fluido Oy
[12] Wholly-owned subsidiary of Stater N.V
[13] Majority-owned and controlled subsidiary of Stater Participations B.V.
[14] Wholly-owned subsidiary of Infy Consulting Company Limited
[15] Wholly-owned subsidiary of Infosys Nova Holdings LLC
[16] Wholly-owned subsidiary of Outbox Systems Inc.
[17] Wholly-owned subsidiary of Simplus ANZ Pty Ltd
[18] Wholly-owned subsidiary of Simplus Australia Pty Ltd
[19] Wholly-owned subsidiary of Infosys Public Services, Inc.
[20] Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (*formerly Simplus UK, Ltd*)
[21] Wholly-owned subsidiary of GuideVision s.r.o.
[22] Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
[23] Wholly-owned subsidiary of Blue Acorn iCi Inc
[24] Wholly-owned subsidiary of Beringer Commerce Holdings LLC
[25] Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
[26] Under liquidation
[27] Liquidated effective April 27,2021
[28] Incorporated on August 4, 2021
[29] Liquidated effective July 20, 2021
[30] Liquidated effective September 1, 2021
[31] Liquidated effective September 2, 2021
[32] Incorporated on August 31, 2021
[33] On December 14, 2021, Infosys Singapore Pte. Ltd (*formerly Infosys Consulting Pte. Ltd.*), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (*formerly Global Enterprise International (Malaysia) Sdn. Bhd.*)
[34] Liquidated effective December 16, 2021
[35] Liquidated effective November 23, 2021
[36] Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021
[37] Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021
[38] Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021
[39] Merged with Beringer Commerce Holdings LLC, effective January 1, 2022
[40] Merged with Beringer Capital Digital Group Inc, effective January 1, 2022
[41] Merged with Blue Acorn iCi Inc, effective January 1, 2022
[42] Incorporated on February 20, 2022
[43] On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.
[44] On March 22, 2022, Infosys Singapore Pte. Ltd. (*formerly Infosys Consulting Pte. Ltd.*), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (*formerly Kristall 247. GmbH ("Kristall")*).
[45] Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority-owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
[46] On April 20, 2022, Infosys Germany GmbH (*formerly Kristall 247. GmbH ("Kristall")*) (a wholly-owned subsidiary of Infosys Singapore Pte. Ltd (*formerly Infosys Consulting Pte. Ltd.*) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and oddity GmbH.
[47] Wholly-owned subsidiary of oddity GmbH
[48] Wholly-owned subsidiary of oddity code GmbH.
[49] On September 1, 2022, Infosys Singapore Pte. Ltd. (*formerly Infosys Consulting Pte. Ltd.*) (a wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.
[50] Wholly-owned subsidiary of BASE life science A/S
[51] Incorporated on September 6, 2022
[52] Incorporated effective December 15, 2022
[53] Incorporated effective February 7, 2023.
[54] Infosys Financial Services GmbH. (*formerly Panaya GmbH*) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd (*formerly Infosys Consulting Pte. Ltd.*) with effect from February 23, 2023.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation*	India	Trust jointly controlled by KMP

* Effective January 1, 2022

Refer to Note 2.21 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

- Salil Parekh , Chief Executive Officer and Managing Director
- U.B. Pravin Rao (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time directors

- Nandan M. Nilekani
- D. Sundaram (appointed as lead independent director effective March 23, 2023)
- Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)
- Micheal Gibbs
- Uri Levine
- Bobby Parikh
- Chitra Nayak
- Govind Iyer (appointed as an independent director effective January 12, 2023)

Executive officers

Nilanjan Roy, Chief Financial Officer

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Shaji Mathew (appointed as Group Head - Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and will be on leave till his last date with the company which will be June 9, 2023)

Ravi Kumar S (resigned as President effective October 11, 2022)

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2023 and March 31, 2022 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Trade receivables		
BASE life science A/S	1	–
Infosys China	1	6
Infosys Mexico	2	1
Infosys BPM Limited	10	7
Infosys BPO Americas LLC	–	12
Infy Consulting Company Limited	11	3
Infosys Public Services	90	95
Infosys Shanghai	–	1
Infosys Sweden	6	16
Fluido Oy	1	1
Simplus Australia Pty Ltd	1	–
Infosys McCamish Systems LLC	66	76
Panaya Ltd	2	1
Infosys Compaz Pte Ltd	61	8
Stater Nederland B.V.	7	–
Outbox systems Inc. dba Simplus (US)	1	–
Infosys Luxembourg S.a.r.l	47	28
Infosys Chile SPA	1	2
Infosys South Africa Pty Ltd	5	–
Infosys Automotive and Mobility GmbH & Co. KG	283	–
Infosys Middle East FZ LLC	15	11
	611	268
Loans		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi [1]	43	–
	43	–

Particulars	As at March 31, 2023	2022
Prepaid expense and other assets		
Panaya Ltd	193	203
GuideVision, s.r.o.	1	1
Infosys Green Forum	4	–
	198	**204**
Other financial assets		
Infosys BPM Limited	13	7
Infosys Consulting GmbH	3	3
Infosys China	20	12
Infosys Shanghai	4	3
Infy Consulting Company Limited	12	7
Infosys Management Consulting Pty Ltd	1	1
Infosys Consulting AG	3	2
Infosys Consulting Ltda	1	1
Infy Consulting B.V.	2	2
Fluido Oy	1	–
Panaya Ltd	1	1
Infosys McCamish Systems LLC	32	6
Infosys Singapore Pte. Ltd	1	1
Infosys Automotive and Mobility GmbH & Co. KG	925	156
Infosys Poland Sp. Z.o.o	3	2
Fluido Denmark A/S	1	1
Infosys Consulting S.R.L. (Romania)	1	1
Infosys Green Forum	–	2
Infosys Consulting (Belgium) NV	3	3
WongDoody, Inc	3	3
Infosys Public Services	6	4
Simplus Philippines, Inc.	1	1
Outbox systems Inc. dba Simplus (US)	1	–
Infosys Luxembourg S.a.r.l	2	1
Infosys Business Solutions LLC	1	–
Infosys Compaz PTE Ltd	1	–
Kaleidoscope Animations, Inc.	1	–
Portland Group Pty Ltd	1	–
GuideVision, s.r.o.	1	–
Infosys (Czech Republic) Limited s.r.o.	1	–
Infosys Sweden	1	–
Infosys Middle East FZ LLC	1	–
HIPUS Co., Ltd	1	–
EdgeVerve	2	–
	1,051	**220**

Particulars	As at March 31, 2023	2022
Unbilled revenues		
EdgeVerve	107	64
Infosys Consulting Ltda	4	4
Blue Acorn iCi Inc	–	1
Portland Group Pty Ltd	2	2
Infosys Automotive and Mobility GmbH & Co. KG	–	201
Infosys Austria GmbH	2	2
Infosys (Czech Republic) Limited s.r.o.	–	2
Infy Consulting Company Limited	5	4
Infosys Consulting S.R.L.(Romania)	2	1
Infosys Sweden	1	1
Infosys China	10	9
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	3	2
Infosys Singapore Pte. Limited	6	5
Infosys McCamish Systems LLC	137	115
Infosys Mexico	3	2
Infosys Poland sp. z o o	2	–
Stater Nederland B.V.	6	4
	290	**419**
Trade payables		
Infosys China	15	28
Infosys BPM Limited	136	152
Infosys (Czech Republic) Limited s.r.o.	26	18
Infosys Mexico	24	16
Infosys Sweden	57	69
Infosys Shanghai	13	23
Infosys Management Consulting Pty Ltd	19	14
Infosys Singapore Pte. Ltd.	15	7
Infy Consulting Company Limited	149	118
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)	5	–
Panaya Ltd	14	13
Infosys Public Services	1	1
Portland Group Pty Ltd	28	1
Infosys Chile SpA	4	8
Infosys Compaz Pte Ltd	2	3
Infosys Middle East FZ LLC	2	4
Infosys Poland Sp. Z.o.o	24	14
Infosys Consulting S.R.L. (Romania)	19	17
Fluido Oy	6	12
oddity jungle GmbH	1	–
Fluido Sweden AB	6	14

Particulars	As at March 31,	
	2023	2022
EdgeVerve	1	6
WongDoody, Inc	3	2
Fluido Denmark A/S	2	7
Infosys Fluido UK Ltd	3	3
Infosys Automotive and Mobility GmbH & Co. KG	61	57
Infosys Limited Bulgaria EOOD	4	1
oddity Limited(Taipei)	1	–
Infosys Consulting Ltda	11	5
BASE life science A/S	1	–
	653	613
Other financial liabilities		
Infosys BPM Limited	31	33
Infosys Consulting AG	1	–
Infosys Mexico	1	1
Infosys China	6	4
Infosys Shanghai	3	2
GuideVision Suomi Oy	1	–
Outbox systems Inc. dba Simplus (US)	33	17
GuideVision, s.r.o.	8	5
Simplus Australia Pty Ltd	7	5
Simplus Philippines, Inc.	3	3
GuideVision Polska SP. Z O.O.	1	1
Kaleidoscope Animations, Inc.	6	3
WongDoody, Inc	82	53
Infosys Public Services	10	5
GuideVision Magyarország Kft.	1	1
Infosys Austria GmbH	–	1
Infosys Singapore Pte. Limited	1	1
Infosys Consulting GmbH	–	1
Infosys Automotive and Mobility GmbH & Co. KG	155	105
Infosys McCamish Systems LLC	–	16
Infosys Green Forum	6	6
Infosys Consulting (Belgium) NV	4	3
Blue Acorn iCi Inc	46	48
GuideVision Deutschland GmbH	1	1
Infosys Poland Sp. Z.o.o	–	1
Infosys Middle East FZ LLC	1	–
Infosys Luxembourg S.a.r.l	8	–
Infosys (Czech Republic) Limited s.r.o.	6	–
	422	316
Accrued expenses		
Infosys BPM Limited	30	7
	30	7

[1] Interest at the rate of 7.45% per annum and term of loan is one year.

(In ₹ crore)

Particulars	Maximum amount outstanding during the Year ended March 31,	
	2023	2022
Loans and advances in the nature of loans given to subsidiaries:		
Infosys China	–	21
Infosys Shanghai	–	76
Infosys Singapore Pte. Ltd.	397	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	43	–

The details of the related parties transactions entered into by the Company for the years ended March 31, 2023 and March 31, 2022 are as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Capital transactions:		
Financing transactions		
Equity		
Infosys Business Solutions LLC	8	–
Infosys Consulting S.R.L (Argentina)	2	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	7	–
Infosys Green Forum	–	1
Infosys Automotive and Mobility GmbH & Co. KG	–	15
Infosys Shanghai	–	110
Infosys BPM Limited	–	2
	17	128
Preference share		
Infosys Singapore Pte. Ltd.	1,513	–
	1,513	–
Debentures (net of repayment)		
EdgeVerve	–	(536)
	–	(536)
Loans given		
Infosys Singapore Pte. Ltd.	389	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	38	–
	427	–
Loans repaid		
Infosys Shanghai	–	73
Infosys Singapore Pte. Ltd.	393	–
	393	73

Particulars	Year ended March 31, 2023	2022
Revenue transactions:		
Purchase of services		
Infosys China	183	125
Infosys Management Consulting Pty Ltd	211	187
Infy Consulting Company Limited	1,608	1,251
Infosys Singapore Pte. Ltd.	161	73
Portland Group Pty Ltd	92	21
Infosys (Czech Republic) Limited s.r.o.	294	165
Infosys BPM Limited	2,101	2,001
Infosys Sweden	56	49
Infosys Shanghai	149	116
Infosys Mexico	239	149
Infosys Public Services	6	11
Panaya Ltd	144	140
Infosys Poland Sp. Z.o.o	209	124
Infosys Consulting S.R.L. (Romania)	244	234
Infosys Compaz Pte Ltd	25	20
Infosys Consulting Ltda	116	60
BASE life science A/S	2	–
Kaleidoscope Animations, Inc.	50	16
Brilliant Basics Limited	–	30
Infosys Chile SpA	34	17
Infosys Middle East FZ LLC	51	51
Fluido Oy	69	42
Fluido Sweden AB	58	52
Fluido Denmark A/S	25	15
Infosys McCamish Systems LLC	10	3
GuideVision, s.r.o.	67	28
GuideVision Polska SP. Z O.O.	8	6
HIPUS Co., Ltd	–	2
Simplus Australia Pty Ltd	67	28
Simplus Philippines, Inc.	26	11
Outbox systems Inc. dba Simplus (US)	272	177
Infosys Fluido UK Ltd	39	17
WDW Communications, Inc.	–	24
iCiDIGITAL LLC	–	52
Blue Acorn LLC	–	19
Blue Acorn iCi Inc	384	47
Mediotype LLC	–	2
Infosys Automotive and Mobility GmbH & Co. KG	–	57
GuideVision Deutschland GmbH	3	1
GuideVision Suomi Oy	7	3
GuideVision Magyarország Kft.	13	5

Particulars	Year ended March 31, 2023	2022
Infosys Austria GmbH	–	1
Infosys Limited Bulgaria EOOD	37	5
WongDoody, Inc	759	265
Infosys Luxembourg S.à.r.l	8	–
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)	19	–
oddity space GmbH	4	–
oddity code d.o.o	1	–
oddity jungle GmbH	1	–
oddity Limited(Taipei)	1	–
Fluido Norway A/S	1	–
Infosys Consulting S.R.L. (Argentina)	1	–
EdgeVerve	20	15
	7,875	**5,717**
Purchase of shared services including facilities and personnel		
Brilliant Basics Limited	–	1
Infosys BPM Limited	36	3
WongDoody, Inc	63	24
Infosys Green Forum	36	4
Infosys China	1	–
Infosys (Czech Republic) Limited s.r.o.	6	–
Infosys Mexico	4	7
Outbox systems Inc. dba Simplus (US)	2	–
Infosys Consulting AG	3	–
Infosys Automotive and Mobility GmbH & Co.KG	8	–
WDW Communications, Inc.	–	23
	159	**62**
Interest income		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	2	–
Infosys Shanghai	–	1
Infosys Singapore Pte. Ltd.	3	–
EdgeVerve	–	2
	5	**3**
Guarantee income		
Infosys Singapore Pte. Ltd.	1	1
	1	**1**
Dividend income		
Brilliant Basics Holdings Ltd	–	68
EdgeVerve	276	–
Infosys BPM Limited	1,187	1,150
	1,463	**1,218**

Particulars	Year ended March 31,	
	2023	2022
Sale of services		
Infosys China	24	33
Infosys Mexico	22	21
Infosys Austria GmbH	–	2
Infy Consulting Company Limited	53	28
Infosys BPO Americas LLC	–	18
Infosys BPM Limited	113	95
Fluido Oy	–	1
Infosys Luxembourg S.a.r.l	140	89
Infosys Middle East FZ LLC	26	24
Infosys McCamish Systems LLC	458	493
Infosys Sweden	70	61
Infosys Shanghai	4	4
EdgeVerve	822	596
Infosys Public Services	778	615
Outbox System,Inc. dba Simplus	1	2
Infosys Compaz Pte Ltd	141	81
Infosys Consulting Ltda	3	6
Simplus Australia Pty Ltd	4	–
Infosys Chile SpA	8	2
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	2
Blue Acorn LLC	–	1
Infosys (Czech Republic) Limited s.r.o.	–	2
Infosys Automotive and Mobility GmbH & Co. KG	70	201
Blue Acorn iCi Inc	3	1
Mediotype LLC	–	1
Portland Group Pty Ltd	1	3
Infosys Consulting S.R.L.(Romania)	1	1
ICI DIGITAL LLC	–	1
Infosys Singapore Pte. Ltd.	–	5
BASE life science A/S	1	–
Infosys Poland Sp. Z.o.o	2	–
Infosys Business Solutions LLC	1	–
Infosys South Africa Pty Ltd	5	–
Stater Nederland B.V.	45	47
	2,796	2,436
Sale of shared services including facilities and personnel		
EdgeVerve	28	100
Panaya Ltd	7	3
Infy Consulting Company Limited	12	–
Infosys Public Services, Inc.	3	–
Infosys McCamish System LLC	25	–
Infosys China	7	–
Infosys Luxembourg S.a.r.l	4	3
Infosys Shanghai	1	–
Portland Group Pty Limited	1	–
Infosys Poland Sp. z.o.o.	1	–
WongDoody, Inc.	2	–
Fluido Oy	1	–
Outbox systems Inc. dba Simplus (US)	2	–
Infosys BPO Americas LLC	1	–
Infosys Consulting AG	1	–
Infy Consulting B.V.	2	–
Infosys Consulting SAS	1	–
Infosys Consulting GmbH	1	–
HIPUS Co. Limited	1	–
Kaleidoscope Animations, Inc	1	–
Blue Acorn iCi Inc.	1	–
Infosys Automotive and Mobility GmbH & Co.KG [2]	778	–
Infosys Business Solutions LLC	1	–
Infosys Green Forum	6	1
Infosys BPM Limited [1]	88	24
	976	131
Any other transaction		
Infosys Foundation	321	–
	321	–

[1] Includes sale of fixed assets of ₹2 crore

[2] Includes amounts netted off against respective expenses

Refer to Note 2.5.1 for business transfer with wholly-owned subsidiaries

The Company's related party transactions during the years ended March 31, 2023 and March 31, 2022 and outstanding balances as at March 31, 2023 and March 31, 2022 are with its subsidiaries with whom the Company generally enters into transactions, which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers [(1)(2)]	111	134
Commission and other benefits to non-executive / independent directors	16	11
Total	**127**	**145**

[(1)] Total employee stock compensation expense for the years ended March 31, 2023 and March 31, 2022 includes a charge of ₹49 crore and ₹65 crore, respectively, towards key management personnel (*Refer to Note 2.12*). Stock compensation expense for the year ended March 31, 2023 includes reversal of expense on account of resignation / retirement of key management personnel.

[(2)] Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

Others

The details of date and amount of fund invested in intermediary during the year ended March 31, 2023 are as follows:

(In ₹ crore)

Name of the intermediary	Registered address of the intermediary	Relationship with the intermediary	Date of investment	Amount of investment* (in ₹ crore)
Infosys Singapore Pte. Ltd	9 Temasek Boulevard # 43-01 Suntec Tower Two Singapore (038989)	Wholly-owned subsidiary	August 24, 2022	685
			December 13, 2022	330

* During the year ended March 31, 2023, the Company has invested in redeemable preference share in Infosys Singapore Pte. Ltd

- for funding the Base life science A/S acquisition.
- to provide loan to Infosys Automotive and Mobility GmbH & Co. KG.

The details of date and amount of fund further invested by intermediary to ultimate beneficiaries during the year ended March 31, 2023 are as follows:

(In ₹ crore)

Name of the ultimate beneficiaries	Registered address of the ultimate beneficiaries	Relationship with the ultimate beneficiaries	Date of investment	Amount of investment (in ₹ crore)
BASE life science A/S	Lyngbyvej 2, 2100 Copenhagen, Denmark	Step down subsidiary	September 1, 2022	685
Infosys Automotive and Mobility GmbH & Co. KG	Schelmenwasenstraße 39, 70567 Stuttgart.	Wholly-owned subsidiary	December 15, 2022	330

2.25 Corporate Social Responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
i) Amount required to be spent by the Company during the year	437	397
ii) Amount of expenditure incurred	392	345
iii) Shortfall at the end of the year *	45	52
iv) Total of previous years shortfall	9	22
v) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi) Nature of CSR activities	Promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects	
vii) Details of related party transactions, e.g., contribution to a trust controlled by the Company in relation to CSR expenditure as per relevant Accounting Standard [(1)(2)]	321	12
viii) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately	NA	NA

(1) Effective January 1, 2022, Infosys Foundation a trust jointly controlled by the KMP of Infosys Limited is a related party. For the year ending March 31, 2023, the Company has made contributions to Infosys foundation to fulfil its corporate social responsibilities. Infosys Foundation supports programs in the areas of education, rural development, healthcare, arts and culture, and destitute care.

(2) Represents contribution to Infosys Science foundation for the year ending March 31, 2022 a controlled trust to support the Infosys Prize program towards contemporary research in the various branches of science as a part of ongoing project.

* The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company was required to transfer its CSR capital assets created prior to January 2021. Accordingly the Company incorporated a controlled subsidiary , 'Infosys Green Forum' under Section 8 of the Companies Act, 2013 and during the year ended March 31, 2022, the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

2.26 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, *Operating Segments*, the Company has disclosed the segment information in the *Consolidated Financial Statements*.

2.27 Ratios

The ratios for the years ended March 31, 2023 and March 31, 2022 are as follows:

Particulars	Numerator	Denominator	As at March 31,		Variance (in %)
			2023	2022	
Current ratio	Current assets	Current liabilities	1.9	2.1	(9.6)
Debt – Equity ratio	Total Debt (represents lease liabilities) [(1)]	Shareholder's equity	0.1	0.1	0.8
Debt service coverage ratio	Earnings available for debt service [(2)]	Debt service [(3)]	37.7	38.5	(1.9)

Particulars	Numerator	Denominator	As at March 31,		Variance (in %)
			2023	2022	
Return on Equity (ROE)	Net profits after taxes	Average shareholder's equity	34.0	30.2	3.8
Trade receivables turnover ratio	Revenue	Average trade receivable	6.2	5.9	6.2
Trade payables turnover ratio	Purchases of services and other expenses	Average trade payables	11.7	11.3	3.8
Net capital turnover ratio	Revenue	Working capital	5.0	3.8	33.0*
Net profit ratio	Net profit	Revenue	18.8	20.4	(1.7)
Return on Capital Employed (ROCE)	Earning before interest and taxes	Capital employed [(4)]	43.8	38.8	4.9
Return on Investment (ROI)					
Unquoted	Income generated from investments	Time weighted average investments	5.7	8.7	(3.0)
Quoted	Income generated from investments	Time weighted average investments	3.6	5.9	(2.4)

[(1)] Debt represents only lease liabilities

[(2)] Net profit after taxes + non-cash operating expenses + interest + other adjustments like loss on sale of fixed assets etc.

[(3)] Lease payments for the current year

[(4)] Tangible net worth + deferred tax liabilities + lease liabilities

* Revenue growth along with higher efficiency on working capital improvement has resulted in an improvement in the ratio.

2.28 Function-wise classification of Statement of Profit and Loss

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2023	2022
Revenue from operations	2.18	1,24,014	1,03,940
Cost of sales		85,762	69,629
Gross profit		**38,252**	**34,311**
Operating expenses			
Selling and marketing expenses		5,018	4,125
General and administration expenses		5,293	4,787
Total operating expenses		10,311	8,912
Operating profit		**27,941**	**25,399**
Finance cost		157	128
Other income, net	2.19	3,859	3,224
Profit before tax		**31,643**	**28,495**
Tax expense:			
Current tax	2.17	8,167	6,960
Deferred tax	2.17	208	300
Profit for the year		**23,268**	**21,235**

Particulars	Note	Year ended March 31,	
		2023	2022
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net		(19)	(98)
Equity instruments through other comprehensive income, net	2.5 and 2.17	(6)	97
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 and 2.17	(7)	(8)
Fair value changes on investments, net	2.5	(236)	(39)
Total other comprehensive income / (loss), net of tax		**(268)**	**(48)**
Total comprehensive income for the year		**23,000**	**21,187**

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2023

Index

Independent Auditor's Report

To The Members of Infosys Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of **INFOSYS LIMITED** (the "Company") and its subsidiaries (the Company and its subsidiaries together referred to as the "Group") which comprise the Consolidated Balance Sheet as at March 31, 2023, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2023 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing ("SA"s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Group's contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.5 and 2.18 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.5 and 2.18 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Group's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, standalone financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls with reference to consolidated financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:
   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.
   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.
   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.
   d) In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.
   e) On the basis of the written representations received from the directors of the Company as on March 31, 2023 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2023 from being appointed as a director in terms of Section 164 (2) of the Act.
   f) With respect to the adequacy of the internal financial controls with reference to consolidated financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with reference to consolidated financial statements of those companies.
   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

      In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.
   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:
      i) The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group. (Refer Note 2.24) to the consolidated financial statements.

ii) The Group has made provision as required under applicable law or accounting standards for material foreseeable losses. (Refer Note 2.16 to the consolidated financial statements). The Group did not have any long-term derivative contracts.

iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv) (a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, outside the Group, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v) As stated in Note 2.12.3 to the consolidated financial statements

a. The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b. The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c. The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi) Proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 for maintaining books of account using accounting software which has a feature of recording audit trail (edit log) facility is applicable with effect from April 1, 2023 to the Company and its subsidiaries, which are companies incorporated in India, and accordingly, reporting under Rule 11(g) of Companies (Audit and Auditors) Rules, 2014 is not applicable for the financial year ended March 31, 2023.

2. With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor's Report) Order, 2020 (the "Order"/ "CARO") issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor's report, according to the information and explanations given to us, and based on the CARO reports issued by us for the Company and its subsidiaries included in the consolidated financial statements of the Company, to which reporting under CARO is applicable, we report that there are no qualifications or adverse remarks in these CARO reports.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 23039826BGXRYQ2725

Place: Bengaluru
Date: April 13, 2023

Annexure "A" To The Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2023, we have audited the internal financial controls with reference to Consolidated Financial Statements of **INFOSYS LIMITED** (hereinafter referred to as the "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI") and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Consolidated Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

A company's internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls with reference to Consolidated Financial Statements and such internal financial controls with reference to Consolidated Financial Statements were operating effectively as at March 31, 2023, based on the criteria for internal financial control with reference to Consolidated Financial Statements established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 23039826BGXRYQ2725

Place: Bangalore
Date: April 13, 2023

Consolidated Balance Sheet

(In ₹ crore)

Particulars	Note	As at March 31,	
		2023	2022
Assets			
Non-current assets			
Property, plant and equipment	2.2	13,346	13,075
Right-of-use assets	2.21	6,882	4,823
Capital work-in-progress	2.3	288	416
Goodwill	2.4.1 and 2.1	7,248	6,195
Other intangible assets	2.4.2	1,749	1,707
Financial assets			
Investments	2.5	12,569	13,651
Loans	2.6	39	34
Other financial assets	2.7	2,798	1,460
Deferred tax assets (net)	2.17	1,245	1,212
Income tax assets (net)	2.17	6,453	6,098
Other non-current assets	2.10	2,318	2,029
Total non-current assets		**54,935**	**50,700**
Current assets			
Financial assets			
Investments	2.5	6,909	6,673
Trade receivables	2.8	25,424	22,698
Cash and cash equivalents	2.9	12,173	17,472
Loans	2.6	289	248
Other financial assets	2.7	11,604	8,727
Income tax assets (net)	2.17	6	54
Other current assets	2.10	14,476	11,313
Total current assets		**70,881**	**67,185**
Total assets		**1,25,816**	**1,17,885**

Consolidated Balance Sheet (contd.)

Particulars	Note	As at March 31,	
		2023	2022
Equity and liabilities			
Equity			
Equity share capital	2.12	2,069	2,098
Other equity		73,338	73,252
Total equity attributable to equity holders of the Company		**75,407**	**75,350**
Non-controlling interests		388	386
Total equity		**75,795**	**75,736**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.21	7,057	4,602
Other financial liabilities	2.13	2,058	2,337
Deferred tax liabilities (net)	2.17	1,220	1,156
Other non-current liabilities	2.15	500	451
Total non-current liabilities		**10,835**	**8,546**
Current liabilities			
Financial liabilities			
Lease liabilities	2.21	1,242	872
Trade payables	2.14	3,865	4,134
Other financial liabilities	2.13	18,558	15,837
Other current liabilities	2.15	10,830	9,178
Provisions	2.16	1,307	975
Income tax liabilities (net)	2.17	3,384	2,607
Total current liabilities		**39,186**	**33,603**
Total equity and liabilities		**1,25,816**	**1,17,885**

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No :
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

Particulars	Note	Year ended March 31,	
		2023	2022
Revenue from operations	2.18	1,46,767	1,21,641
Other income, net	2.19	2,701	2,295
Total income		**1,49,468**	**1,23,936**
Expenses			
Employee benefit expenses	2.22	78,359	63,986
Cost of technical sub-contractors		14,062	12,606
Travel expenses		1,525	827
Cost of software packages and others	2.20	10,902	6,811
Communication expenses		713	611
Consultancy and professional charges		1,684	1,885
Depreciation and amortization expenses	2.2, 2.4.2 and 2.21	4,225	3,476
Finance cost		284	200
Other expenses	2.20	4,392	3,424
Total expenses		**1,16,146**	**93,826**
Profit before tax		33,322	30,110
Tax expense:			
Current tax	2.17	9,287	7,811
Deferred tax	2.17	(73)	153
Profit for the period		**24,108**	**22,146**

Consolidated Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31, 2023	Year ended March 31, 2022
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.22	8	(85)
Equity instruments through other comprehensive income, net	2.5	(7)	96
		1	**11**
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(7)	(8)
Exchange differences on translation of foreign operations		776	228
Fair value changes on investments, net	2.5	(256)	(49)
		513	**171**
Total other comprehensive income / (loss), net of tax		**514**	**182**
Total comprehensive income for the period		**24,622**	**22,328**
Profit attributable to:			
Owners of the Company		24,095	22,110
Non-controlling interests		13	36
		24,108	**22,146**
Total comprehensive income attributable to:			
Owners of the Company		24,598	22,293
Non-controlling interests		24	35
		24,622	**22,328**
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		57.63	52.52
Diluted (₹)		57.54	52.41
Weighted average equity shares used in computing earnings per equity share			
Basic (in shares)	2.23	418,08,97,857	420,95,46,724
Diluted (in shares)	2.23	418,77,31,070	421,85,25,134

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2021	**2,124**	**54**	**111**	**600**	**62,643**	**2,715**	**372**	**6,385**	**6**	**158**	**1,331**	**10**	**(158)**	**76,351**	**431**	**76,782**
Changes in equity for the year ended March 31, 2022																
Profit for the period	–	–	–	–	22,110	–	–	–	–	–	–	–	–	22,110	36	22,146
Remeasurement of the net defined benefit liability / asset, net* *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	(85)	(85)	–	(85)
Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	96	–	–	–	96	–	96
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)	–	(8)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	229	–	–	229	(1)	228
Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	(49)	(49)	–	(49)
Total Comprehensive income for the period	**–**	**–**	**–**	**–**	**22,110**	**–**	**–**	**–**	**–**	**96**	**229**	**(8)**	**(134)**	**22,293**	**35**	**22,328**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	2	–	–	19	–	–	–	–	–	–	–	–	–	21	–	21

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	393	–	–	–	–	–	–	393	–	393
Transfer on account of options not exercised	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Buyback of equity shares *(Refer to Note 2.12)* **	(28)	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	–	–	(11,093)	–	(11,093)
Transaction costs relating to buyback *	–	–	–	–	–	(24)	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	28	–	–	(28)	–	–	–	–	–	–	–	–	–	–
Transfer to legal reserve	–	–	–	–	(10)	–	–	–	10	–	–	–	–	–	–	–
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	218	–	–	(218)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options *(Refer to Note 2.12)*	–	–	–	3	–	–	60	–	–	–	–	–	–	63	–	63
Changes in the controlling stake of the subsidiary	–	–	–	–	1	–	–	–	–	–	–	–	–	1	(1)	–
Dividends [1]	–	–	–	–	(12,655)	–	–	–	–	–	–	–	–	(12,655)	–	(12,655)
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(79)	(79)
Transferred to Special Economic Zone Re-investment Reserve	–	–	–	–	(3,054)	–	–	3,054	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	–	–	1,100	–	–	(1,100)	–	–	–	–	–	–	–	–
Balance as at March 31, 2022	**2,098**	**54**	**139**	**200**	**61,313**	**1,061**	**606**	**8,339**	**16**	**254**	**1,560**	**2**	**(292)**	**75,350**	**386**	**75,736**

Consolidated Statement of Changes in Equity (contd.)

(In ₹ crore)

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2022	**2,098**	**54**	**139**	**200**	**61,313**	**1,061**	**606**	**8,339**	**16**	**254**	**1,560**	**2**	**(292)**	**75,350**	**386**	**75,736**
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	(19)	–	–	–	–	–	–	–	–	(19)	–	(19)
	2,098	**54**	**139**	**200**	**61,294**	**1,061**	**606**	**8,339**	**16**	**254**	**1,560**	**2**	**(292)**	**75,331**	**386**	**75,717**
Changes in equity for the year ended March 31, 2023																
Profit for the period	–	–	–	–	24,095	–	–	–	–	–	–	–	–	24,095	13	24,108
Remeasurement of the net defined benefit liability / asset, net* *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	8	8	–	8
Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	(7)	–	–	–	(7)	–	(7)
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	765	–	–	765	11	776
Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	(256)	(256)	–	(256)
Total Comprehensive income for the period	**–**	**–**	**–**	**–**	**24,095**	**–**	**–**	**–**	**–**	**(7)**	**765**	**(7)**	**(248)**	**24,598**	**24**	**24,622**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	34	–	–	–	–	–	–	–	–	–	35	–	35

Particulars	Equity share capital [1]	Other equity													Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	514	–	–	–	–	–	–	514	–	514
Transferred to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–	–	–
Transferred on account of exercise of stock options	–	–	–	291	–	–	(291)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	2	(2)	–	–	–	–	–	–	–	–	–
Buyback of equity shares *(Refer to Note 2.12)***	(30)	–	–	(340)	(11,096)	–	–	–	–	–	–	–	–	(11,466)	–	(11,466)
Transaction costs relating to buyback*	–	–	–	(19)	(5)	–	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	30	–	(21)	(9)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	51	–	–	–	–	–	–	51	–	51
Dividends [1]	–	–	–	–	(13,632)	–	–	–	–	–	–	–	–	(13,632)	–	(13,632)
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)
Transferred to Special Economic Zone Re-investment Reserve	–	–	–	–	(3,139)	–	–	3,139	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	–	–	1,464	–	–	(1,464)	–	–	–	–	–	–	–	–
Balance as at March 31, 2023	**2,069**	**54**	**169**	**166**	**58,957**	**1,054**	**878**	**10,014**	**19**	**247**	**2,325**	**(5)**	**(540)**	**75,407**	**388**	**75,795**

* Net of tax

** Including tax on buyback of ₹2,166 crore and ₹1,893 crore for the years ended March 31, 2023 and March 31, 2022, respectively.

\# Impact on account of adoption of amendment to Ind AS 37, *Provisions, Contingent Liabilities and Contingents Assets*

(1) Net of treasury shares

(2) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(i)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.

(3) Under the Swiss Code of Obligation, few subsidiaries of Infosys Consulting are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Bengaluru
April 13, 2023

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2023	2022
Cash flow from operating activities			
Profit for the year		24,108	22,146
Adjustments to reconcile net profit to net cash provided by operating activities:			
Income tax expense	2.17	9,214	7,964
Depreciation and amortization	2.2, 2.4.2 and 2.21	4,225	3,476
Interest and dividend income	2.19	(1,817)	(1,645)
Finance cost		284	200
Impairment loss recognized / (reversed) under expected credit loss model		283	170
Exchange differences on translation of assets and liabilities, net		161	119
Stock compensation expense	2.12	519	415
Other adjustments		628	76
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(7,076)	(7,937)
Loans, other financial assets and other assets		(3,108)	(1,914)
Trade payables		(279)	1,489
Other financial liabilities, other liabilities and provisions		4,119	6,938
Cash generated from operations		**31,261**	**31,497**
Income taxes paid		(8,794)	(7,612)
Net cash generated by operating activities		**22,467**	**23,885**
Cash flows from investing activities			
Expenditure on property, plant and equipment and intangibles		(2,579)	(2,161)
Deposits placed with corporation		(996)	(906)
Redemption of deposits placed with corporation		762	753
Interest and dividend received		1,525	1,898
Payment towards acquisition of business, net of cash acquired		(910)	–
Payment of contingent consideration pertaining to acquisition of business		(60)	(53)
Escrow and other deposits pertaining to buyback		(483)	(420)
Redemption of escrow and other deposits pertaining to buyback		483	420
Other receipts		71	67
Other payments		–	(22)
Payments to acquire investments			
Tax-free bonds and government bonds		(27)	–
Liquid mutual fund units		(70,631)	(54,064)
Target maturity fund		(400)	–
Certificates of deposit		(10,348)	(4,184)

Consolidated Statement of Cash Flows (contd.)

Particulars	Note	Year ended March 31,	
		2023	2022
Commercial paper		(3,003)	–
Non-convertible debentures		(249)	(1,609)
Government securities		(1,569)	(4,254)
Others		(20)	(24)
Proceeds on sale of investments			
Tax-free bonds and government bonds		221	20
Liquid mutual funds units		71,851	53,669
Certificates of deposit		10,404	787
Commercial paper		2,298	–
Non-convertible debentures		470	2,201
Government securities		1,882	1,457
Equity and preference securities		99	–
Others		–	9
Net cash (used in) / generated from investing activities		**(1,209)**	**(6,416)**
Cash flows from financing activities			
Payment of lease liabilities		(1,231)	(915)
Payment of dividends		(13,631)	(12,652)
Payment of dividend to non-controlling interest of subsidiary		(22)	(79)
Shares issued on exercise of employee stock options		35	21
Payment towards purchase of non-controlling interest		–	(2)
Other receipts		132	236
Other payments		(479)	(126)
Buyback of equity shares including transaction cost and tax on buyback		(11,499)	(11,125)
Net cash used in financing activities		**(26,695)**	**(24,642)**
Net increase / (decrease) in cash and cash equivalents		(5,437)	(7,173)
Effect of exchange rate changes on cash and cash equivalents		138	(69)
Cash and cash equivalents at the beginning of the period	2.9	17,472	24,714
Cash and cash equivalents at the end of the period	2.9	12,173	17,472
Supplementary information			
Restricted cash balance	2.9	362	471

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Overview and notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India, and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's *Consolidated financial statements* are approved for issue by the Company's Board of Directors on April 13, 2023.

1.2 Basis of preparation of financial statements

These *Consolidated financial statements* are prepared in accordance with the Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis, except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied, except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The *Consolidated financial statements* comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates, which involve complex and subjective judgments and the use of assumptions in these financial statements, have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Consolidated financial statements*.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to

recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable, based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced *(Refer to Note 2.17)*.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management *(Refer to Notes 2.1 and 2.4.2)*.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology *(Refer to Note 2.2)*.

e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins *(Refer to Note 2.4.1)*.

1.6 Recent accounting pronouncements

The Ministry of Corporate Affairs (MCA) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 31, 2023, the MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2023, as below :

Ind AS 1, *Presentation of Financial Statements* – The amendment requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and the impact of the amendment is insignificant in the Group's financial statements.

Ind AS 8, *Accounting Policies, Changes in Accounting Estimates and Errors* – The amendment has introduced a definition of 'accounting estimates' and included amendments to Ind AS 8 to help entities distinguish changes in accounting policies from

changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 12, *Income Taxes* – This amendment has narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

2. Notes to the Consolidated financial statements

2.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

During the year ended March 31, 2023, the Group, completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

(i) oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agencies on April 20, 2022.

(ii) BASE life science A/S, a consulting and technology firm in the life science industry in Europe on September 1, 2022.

These acquisitions are expected to strengthen the Group's creative, branding and experience design capabilities and augment the Group's life sciences expertise, scales its digital transformation capabilities with cloud-based industry solutions and expand its presence across Europe.

The purchase price allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition is as follows :

(In ₹ crore)

Particulars	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[1]	103	–	103
Intangible assets –			
Customer contracts and relationships	–	274	274
Vendor relationships	–	30	30
Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(80)	(80)
Total	**103**	**248**	**351**
Goodwill			630
Total purchase price			**981**

[1] Includes cash and cash equivalents acquired of ₹26 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible. Goodwill pertaining to these business combinations is allocated to operating segments as more fully described in Note 2.4.1.

The purchase consideration of ₹981 crore includes cash of ₹936 crore and contingent consideration with an estimated fair value of ₹45 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. The undiscounted value of contingent consideration as of March 31, 2023 was ₹58 crore.

Additionally, these acquisitions have shareholder and employee retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of financial targets for the respective years. Performance and Retention bonus is recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired is ₹111 crore as of acquisition date and as of March 31, 2023, the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of ₹7 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2023.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows :

Buildings [1]	22-25 years
Plant and machinery [1][2]	5 years
Office equipment	5 years
Computer equipment [1]	3-5 years
Furniture and fixtures [1]	5 years
Vehicles [1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives, as given above, best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013

[2] Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 are as follows :

(In ₹ crore)

Particulars	Land – Freehold	Buildings [1]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	**1,431**	**11,224**	**3,210**	**1,427**	**8,527**	**2,278**	**1,234**	**44**	**29,375**
Additions – Business Combination *(Refer to Note 2.1)*	–	–	–	5	6	1	2	–	14
Additions	2	337	273	122	1,510	364	220	2	2,830
Deletions*	(2)	–	(182)	(76)	(1,563)	(348)	(25)	(1)	(2,197)
Translation difference	–	1	1	4	39	8	14	–	67
Gross carrying value as at March 31, 2023	**1,431**	**11,562**	**3,302**	**1,482**	**8,519**	**2,303**	**1,445**	**45**	**30,089**
Accumulated depreciation as at April 1, 2022	**–**	**(4,100)**	**(2,344)**	**(1,150)**	**(6,034)**	**(1,779)**	**(856)**	**(37)**	**(16,300)**
Depreciation	–	(434)	(273)	(121)	(1,322)	(236)	(187)	(4)	(2,577)
Accumulated depreciation on deletions*	–	–	181	76	1,556	347	21	1	2,182
Translation difference	–	(1)	(1)	(3)	(26)	(7)	(10)	–	(48)
Accumulated depreciation as at March 31, 2023	**–**	**(4,535)**	**(2,437)**	**(1,198)**	**(5,826)**	**(1,675)**	**(1,032)**	**(40)**	**(16,743)**
Carrying value as at April 1, 2022	**1,431**	**7,124**	**866**	**277**	**2,493**	**499**	**378**	**7**	**13,075**
Carrying value as at March 31, 2023	**1,431**	**7,027**	**865**	**284**	**2,693**	**628**	**413**	**5**	**13,346**

* During the year ended March 31, 2023, certain assets which were not in use having gross book value of ₹1,918 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 were as follows :

(In ₹ crore)

Particulars	Land – Freehold	Buildings [1]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	**1,399**	**10,565**	**3,296**	**1,371**	**7,639**	**2,149**	**1,188**	**44**	**27,651**
Additions	32	599	256	68	1,542	140	79	–	2,716
Deletions*	–	(1)	(349)	(15)	(672)	(17)	(46)	–	(1,100)
Translation difference	–	61	7	3	18	6	13	–	108
Gross carrying value as at March 31, 2022	**1,431**	**11,224**	**3,210**	**1,427**	**8,527**	**2,278**	**1,234**	**44**	**29,375**

Particulars	Land – Freehold	Buildings [(1)]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Accumulated depreciation as at April 1, 2021	**–**	**(3,675)**	**(2,425)**	**(1,043)**	**(5,636)**	**(1,580)**	**(700)**	**(32)**	**(15,091)**
Depreciation	–	(417)	(245)	(120)	(1,055)	(210)	(181)	(5)	(2,233)
Accumulated depreciation on deletions*	–	–	330	14	671	16	37	–	1,068
Translation difference	–	(8)	(4)	(1)	(14)	(5)	(12)	–	(44)
Accumulated depreciation as at March 31, 2022	**–**	**(4,100)**	**(2,344)**	**(1,150)**	**(6,034)**	**(1,779)**	**(856)**	**(37)**	**(16,300)**
Carrying value as at April 1, 2021	**1,399**	**6,890**	**871**	**328**	**2,003**	**569**	**488**	**12**	**12,560**
Carrying value as at March 31, 2022	**1,431**	**7,124**	**866**	**277**	**2,493**	**499**	**378**	**7**	**13,075**

* During the year ended March 31, 2022, certain assets which were not in use having gross book value of ₹316 crore (net book value: Nil) respectively, were retired.

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

2.3 Capital work-in-progress

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Capital work-in-progress	288	416
Total capital work-in-progress	**288**	**416**

The capital work-in-progress ageing schedule for the years ended March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Amount in capital-work-in progress for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	235	21	12	20	288
	272	48	51	45	416
Total capital work-in-progress	**235**	**21**	**12**	**20**	**288**
	272	**48**	**51**	**45**	**416**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed as of March 31, 2023 and March 31, 2022 are as follows :

(In ₹ crore)

Particulars	To be completed in				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress					
KL-SP-SDB1	114	–	–	–	114
	–	27	–	–	27

Particulars	To be completed in				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
BN-SP-MET	20	–	–	–	20
	–	–	–	–	–
NG-SZ-SDB1	–	–	–	–	–
	89	–	–	–	89
BN-SP-RETRO	–	–	–	–	–
	30	–	–	–	30
BH-SZ-MLP	–	–	–	–	–
	116	–	–	–	116
Total capital work-in-progress[1]	**134**	**–**	**–**	**–**	**134**
	235	**27**	**–**	**–**	**262**

[1] There are no subsidiaries in the Group having more than 10% of the total capital work-in-progress.

2.4 Goodwill and other intangible assets

2.4.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

A summary of changes in the carrying amount of goodwill is as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Carrying value at the beginning	6,195	6,079
Goodwill on acquisitions *(Refer to Note 2.1)*	630	–
Translation differences	423	116
Carrying value at the end	**7,248**	**6,195**

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Segment	As at March 31,	
	2023	2022
Financial services	1,465	1,366
Retail	929	817
Communication	668	619
Energy, Utilities, Resources and Services	1,152	1.070
Manufacturing	573	499
Life Sciences	943	407
	5,730	**4,778**
Operating segments without significant goodwill	559	531
Total	**6,289**	**5,309**

The goodwill pertaining to Panaya amounting to ₹959 crore and ₹886 crore as at March 31, 2023 and March 31, 2022, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows :

(In %)

Particulars	As at March 31,	
	2023	2022
Long-term growth rate	8-10	8-10
Operating margins	19-21	19-21
Discount rate	13	12

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2023, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.4.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically, including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, and overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2023 are as follows :

(In ₹ crore)

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or Trademark-Related	Others*	Total
Gross carrying value as at April 1, 2022	**2,080**	**915**	**1**	**299**	**686**	**3,981**
Additions	-	62	–	–	–	62
Acquisition through business combination *(Refer to Note 2.1)*	274	–	–	24	30	328
Deletions	–	(4)	–	–	–	(4)
Translation difference	153	58	–	23	58	292
Gross carrying value as at March 31, 2023	**2,507**	**1,031**	**1**	**346**	**774**	**4,659**
Accumulated amortization as at April 1, 2022	**(1,279)**	**(569)**	**(1)**	**(141)**	**(284)**	**(2,274)**
Amortization expense	(236)	(84)	–	(45)	(119)	(484)
Deletions	–	3	–	–	–	3
Translation differences	(85)	(38)	–	(9)	(23)	(155)
Accumulated amortization as at March 31, 2023	**(1,600)**	**(688)**	**(1)**	**(195)**	**(426)**	**(2,910)**

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or Trademark-Related	Others*	Total
Carrying value as at April 1, 2022	**801**	**346**	**–**	**158**	**402**	**1,707**
Carrying value as at March 31, 2023	**907**	**343**	**–**	**151**	**348**	**1,749**
Estimated useful life (in years)	**1-15**	**3-10**	**–**	**3-10**	**3-7**	
Estimated remaining useful life (in years)	**1-11**	**1-6**	**–**	**1-7**	**1-5**	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2022 were as follows :

(In ₹ crore)

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or Trademark-Related	Others*	Total
Gross carrying value as at April 1, 2021	**2,064**	**824**	**1**	**293**	**666**	**3,848**
Additions	–	85	–	–	–	85
Deletions	–	–	–	–	–	–
Translation difference	16	6	–	6	20	48
Gross carrying value as at March 31, 2022	**2,080**	**915**	**1**	**299**	**686**	**3,981**
Accumulated amortization as at April 1, 2021	**(1,021)**	**(492)**	**(1)**	**(99)**	**(163)**	**(1,776)**
Amortization expense	(238)	(68)	–	(40)	(118)	(464)
Deletions	–	–	–	–	–	–
Translation differences	(20)	(9)	–	(2)	(3)	(34)
Accumulated amortization as at March 31, 2022	**(1,279)**	**(569)**	**(1)**	**(141)**	**(284)**	**(2,274)**
Carrying value as at April 1, 2021	**1,043**	**332**	**–**	**194**	**503**	**2,072**
Carrying value as at March 31, 2022	**801**	**346**	**–**	**158**	**402**	**1,707**
Estimated useful life (in years)	**1-15**	**3-10**	**–**	**3-10**	**3-7**	
Estimated remaining useful life (in years)	**1-12**	**1-7**	**–**	**1-8**	**1-6**	

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development expenditure

Research and Development expense recognized in the Consolidated Statement of Profit and Loss for the years ended March 31, 2023 and March 31, 2022 was ₹1,042 crore and ₹922 crore, respectively.

2.5 Investments

(In ₹ crore)

Particulars	As at March 31, 2023	2022
Non-current		
Unquoted		
Investments carried at fair value through other comprehensive income		
Preference securities	193	192
Equity instruments	3	2
	196	**194**
Investments carried at fair value through profit or loss		
Preference securities	–	24
Compulsorily convertible debentures	–	7

Particulars	As at March 31,	
	2023	2022
Target maturity fund units	402	–
Others [1]	169	152
	571	**183**
Quoted		
Investments carried at amortized cost		
Government bonds	28	–
Tax-free bonds	1,742	1,901
	1,770	**1,901**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	2,713	3,718
Government securities	7,319	7,655
	10,032	**11,373**
Total non-current investments	**12,569**	**13,651**
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	975	2,012
	975	**2,012**
Investments carried at fair value through other comprehensive income		
Commercial paper	742	–
Certificates of deposit	3,574	3,429
	4,316	**3,429**
Quoted		
Investments carried at amortized cost		
Government bonds	–	21
Tax-free bonds	150	200
	150	**221**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	1,155	495
Government securities	313	516
	1,468	**1,011**
Total current investments	**6,909**	**6,673**
Total investments	**19,478**	**20,324**
Aggregate amount of quoted investments	13,420	14,506
Market value of quoted investments (including interest accrued), current	1,637	1,247
Market value of quoted investments (including interest accrued), non-current	12,042	13,612
Aggregate amount of unquoted investments	6,058	5,818
Investments carried at amortized cost	1,920	2,122
Investments carried at fair value through other comprehensive income	16,012	16,007
Investments carried at fair value through profit or loss	1,546	2,195

[1] Uncalled capital commitments outstanding as at March 31, 2023 and March 31, 2022 was ₹92 crore and ₹28 crore, respectively.

Refer to Note 2.11 for accounting policies on Financial Instruments.

The details of amounts recorded in other comprehensive income are as follows :

(In ₹ crore)

Particulars	Year ended March 31, 2023			Year ended March 31, 2022		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(100)	(1)	(101)	(13)	1	(12)
Certificates of deposit	(1)	–	(1)	2	(1)	1
Government securities	(162)	8	(154)	(60)	22	(38)
Equity and preference securities	(8)	1	(7)	119	(23)	96

Method of fair valuation

(In ₹ crore)

Class of investment	Method	Fair value as at March 31,	
		2023	2022
Liquid mutual fund units	Quoted price	975	2,012
Target maturity fund units	Quoted price	402	–
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,148	2,447
Non-convertible debentures	Quoted price and market observable inputs	3,868	4,213
Government securities	Quoted price and market observable inputs	7,632	8,171
Commercial papers	Market observable inputs	742	–
Certificates of deposit	Market observable inputs	3,574	3,429
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	196	194
Unquoted equity and preference securities – carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	–	24
Unquoted compulsorily convertible debentures – carried at fair value through profit or loss	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	169	152
Total		**19,706**	**20,649**

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2023 and March 31, 2022 are as follows :

(In ₹ crore, except otherwise stated)

Particulars	As at March 31,	
	2023	2022
Preference securities		
Airviz, Inc.	–	–
2,89,695 (2,82,279) Series A Preferred Stock, fully paid-up, par value USD 0.001 each		
Whoop, Inc.	53	150
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid-up, par value USD 0.0001 each		
Nivetti Systems Private Limited	26	22
2,28,501 (2,28,501) Preferred Stock, fully paid-up, par value ₹1 each		
Tidalscale, Inc.	–	23
36,74,269 (36,74,269) Series B Preferred Stock		

Particulars	As at March 31,	
	2023	2022
Ideaforge Technology Limited *(formerly Ideaforge Technology Private Limited)*	114	20
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹10 each, fully paid-up		
1,787 (Nil) Series B compulsorily convertible cumulative Preference shares of ₹10 each, fully paid-up		
Total investment in preference securities	**193**	**215**
Equity instruments		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052 each, fully paid-up, par value ₹10 each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000 each, fully paid-up, par value ₹1,000 each		
Ideaforge Technology Limited *(formerly Ideaforge Technology Private Limited)*	1	–
22,600 (100) equity shares at ₹10, fully paid-up		
Total investment in equity instruments	**3**	**2**
Compulsorily convertible debentures		
Ideaforge Technology Limited *(formerly Ideaforge Technology Private Limited)*	–	7
Nil (3,886) compulsorily convertible debentures, fully paid-up, par value ₹19,300 each		
Total investment in compulsorily convertible debentures	**–**	**7**
Others		
Stellaris Venture Partners India	82	76
The House Fund II, L.P.	84	77
The House Fund III, L.P.	3	–
Total investment in others	**169**	**153**
Total	**365**	**377**

2.6 Loans

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	39	34
	39	34
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	2	–
Less: Allowance for credit impairment	(2)	–
	–	–
Total non-current loans	**39**	**34**
Current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	289	248
Total current loans	**289**	**248**
Total loans	**328**	**282**

2.7 Other financial assets

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current		
Security deposits [(1)]	47	47
Rental deposits [(1)]	240	186
Unbilled revenues [(1)#]	1,185	695
Net investment in sublease of right-of-use asset [(1)]	305	322
Restricted deposits [(1)*]	96	33
Others [(1)]	925	177
Total non-current other financial assets	**2,798**	**1,460**
Current		
Security deposits [(1)]	10	7
Rental deposits [(1)]	32	58
Restricted deposits [(1)*]	2,348	2,177
Unbilled revenues [(1)#]	8,317	5,659
Interest accrued but not due [(1)]	488	362
Foreign currency forward and options contracts [(2)(3)]	101	143

Particulars	As at March 31,	
	2023	2022
Net investment in sublease of right of-use-asset [1]	53	50
Others [1]	255	271
Total current other financial assets	**11,604**	**8,727**
Total other financial assets	**14,402**	**10,187**
[1] Financial assets carried at amortized cost	14,301	10,044
[2] Financial assets carried at fair value through other comprehensive income	32	20
[3] Financial assets carried at fair value through profit or loss	69	123

* Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 Trade receivables

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Current		
Trade receivable considered good – Unsecured	25,965	23,252
Less: Allowance for expected credit loss	541	554
Trade receivable considered good – Unsecured	**25,424**	**22,698**
Trade receivable – credit impaired Unsecured	142	113
Less: Allowance for credit impairment	142	113
Trade receivable – credit impaired Unsecured	**–**	**–**
Total trade receivables	**25,424**	**22,698**

The trade receivables ageing schedule for the years ended as on March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Undisputed trade receivables – considered good	18,397	7,501	58	3	4	2	25,965
	17,394	5,561	230	11	35	21	23,252
Undisputed trade receivables – credit impaired	14	7	2	4	69	38	134
	–	1	3	62	34	4	104
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed trade receivables – credit impaired	–	–	–	–	3	5	8
	–	–	–	4	–	5	9
	18,411	7,508	60	7	76	45	26,107
	17,394	5,562	233	77	69	30	23,365
Less: Allowance for credit loss	–	–	–	–	–	–	683
	–	–	–	–	–	–	667
Total trade receivables	–	–	–	–	–	–	**25,424**
	–	**–**	**–**	**–**	**–**	**–**	**22,698**

2.9 Cash and cash equivalents

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Balances with banks		
In current and deposit accounts	10,026	13,942
Cash on hand	–	–
Others		
Deposits with financial institutions	2,147	3,530
Total cash and cash equivalents	**12,173**	**17,472**
Balances with banks in unpaid dividend accounts	37	36
Deposit with more than 12 months maturity	833	1,616
Balances with banks held as margin money deposits against guarantees	–	1

Cash and cash equivalents as at March 31, 2023 and March 31, 2022 include restricted cash and bank balances of ₹362 crore and ₹471 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.10 Other assets

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current		
Capital advances	159	88
Advances other than capital advances		
Others		
Withholding taxes and others	684	674
Unbilled revenues #	264	246
Defined benefit plan assets	36	20
Prepaid expenses	332	99
Deferred contract cost		
Cost of obtaining a contract *	191	593
Cost of fulfillment	652	309
Total non-current other assets	**2,318**	**2,029**
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	202	193
Others		
Unbilled revenues #	6,972	5,909
Withholding taxes and others	3,268	1,941
Prepaid expenses	2,745	1,996
Deferred contract cost		–
Cost of obtaining a contract *	853	858
Cost of fulfillment	175	91
Other receivables	261	325
Total current other assets	**14,476**	**11,313**
Total other assets	**16,794**	**13,342**

Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

* Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services, and the control related to the assets is not transferred to the Group in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to ₹731 crore. This includes ₹118 crore settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction *(Refer to Note 2.13)*.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the

financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination, which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecasted cash transactions

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve, till the period the hedge was effective, remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2023 are as follows :

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	12,173	–	–	–	–	12,173	12,173
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	–	–	196	–	196	196
Tax-free bonds and government bonds	1,920	–	–	–	–	1,920	2,148[1]
Liquid mutual fund units	–	–	975	–	–	975	975
Target maturity fund units	–	–	402	–	–	402	402
Non-convertible debentures	–	–	–	–	3,868	3,868	3,868
Government securities	–	–	–	–	7,632	7,632	7,632
Commercial paper	–	–	–	–	742	742	742
Certificates of deposit	–	–	–	–	3,574	3,574	3,574
Other investments	–	–	169	–	–	169	169
Trade receivables *(Refer to Note 2.8)*	25,424	–	–	–	–	25,424	25,424
Loans *(Refer to Note 2.6)*	328	–	–	–	–	328	328
Other financial assets *(Refer to Note 2.7)*[3]	14,301	–	69	–	32	14,402	14,318[2]
Total	**54,146**	**–**	**1,615**	**196**	**15,848**	**71,805**	**71,949**
Liabilities							
Trade payables	3,865	–	–	–	–	3,865	3,865
Lease liabilities *(Refer to Note 2.21)*	8,299	–	–	–	–	8,299	8,299
Financial liability under option arrangements *(Refer to Note 2.13)*	–	–	600	–	–	600	600
Other financial liabilities *(Refer to Note 2.13)*	17,359	–	161	–	14	17,534	17,534
Total	**29,523**	**–**	**761**	**–**	**14**	**30,298**	**30,298**

[1] On account of fair value changes including interest accrued

[2] Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore

[3] Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows :

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets:							
Cash and cash equivalents *(Refer to Note 2.9)*	17,472	–	–	–	–	17,472	17,472
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	–	24	194	–	218	218
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,122	–	–	–	–	2,122	2,447[1]
Liquid mutual fund units	–	–	2,012	–	–	2,012	2,012
Non-convertible debentures	–	–	–	–	4,213	4,213	4,213
Government securities	–	–	–	–	8,171	8,171	8,171
Certificates of deposit	–	–	–	–	3,429	3,429	3,429
Other investments	–	–	152	–	–	152	152
Trade receivables *(Refer to Note 2.8)*	22,698	–	–	–	–	22,698	22,698
Loans *(Refer to Note 2.6)*	282	–	–	–	–	282	282
Other financial assets *(Refer to Note 2.7)*[3]	10,044	–	123		20	10,187	10,096[2]
Total	**52,618**	**–**	**2,318**	**194**	**15,833**	**70,963**	**71,197**
Liabilities:							
Trade payables	4,134	–	–	–	–	4,134	4,134
Lease liabilities *(Refer to Note 2.21)*	5,474	–	–	–	–	5,474	5,474
Financial liability under option arrangements *(Refer to Note 2.13)*	–	–	655	–	–	655	655
Other financial liabilities *(Refer to Note 2.13)*	15,061	–	181	–	3	15,245	15,245
Total	**24,669**	**–**	**836**	**–**	**3**	**25,508**	**25,508**

[1] On account of fair value changes including interest accrued

[2] Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹91 crore

[3] Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 is as follows :

(In ₹ crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Liquid mutual funds	975	975	–	–
Target maturity fund units	402	402	–	–
Tax-free bonds	2,120	1,331	789	–
Government bonds	28	28	–	–
Non-convertible debentures	3,868	1,793	2,075	–
Government securities	7,632	7,549	83	–
Equity instruments	3	–	–	3
Preference securities	193	–	–	193
Commercial paper	742	–	742	–
Certificates of deposit	3,574	–	3,574	–
Other investments	169	–	–	169
Others				
Derivative financial instruments gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.7)*	101	–	101	–
Liabilities				
Derivative financial instruments loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.13)*	78	–	78	–
Financial liability under option arrangements *(Refer to Note 2.13)*[(1)]	600	–	–	600
Liability towards contingent consideration *(Refer to Note 2.13)*[(1)]	97	–	–	97

[(1)] Discount rate ranges from 10% to 15%

During the year ended March 31, 2023, government securities and tax-free bonds of ₹383 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of ₹1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 was as follows :

(In ₹ crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Liquid mutual funds	2,012	2,012	–	–
Tax-free bonds	2,425	1,238	1,187	–
Government bonds	22	22	–	–
Non-convertible debentures	4,213	3,736	477	–
Government securities	8,171	8,046	125	–
Equity instruments	2	–	–	2
Preference securities	216	–	–	216
Certificates of deposit	3,429	–	3,429	–
Compulsorily convertible debentures	7	–	–	7

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Other investments	152	–	–	152
Others				
Derivative financial instruments gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.7)*	143	–	143	–
Liabilities				
Derivative financial instruments loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.13)*	61	–	61	–
Financial liability under option arrangements *(Refer to Note 2.13)*[1]	655	–	–	655
Liability towards contingent consideration *(Refer to Note 2.13)*[1]	123	–	–	123

[1] Discount rate pertaining to contingent consideration ranges from 8% to 14.5% .

During the year ended March 31, 2022, tax-free bonds and non-convertible debentures of ₹576 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax-free bonds and non-convertible debentures of ₹965 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2023 is as follows :

(In ₹ crore)

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	20,777	7,459	1,816	1,809	2,604	34,465
Net financial liabilities	(12,148)	(3,734)	(737)	(953)	(2,208)	(19,780)
Total	**8,629**	**3,725**	**1,079**	**856**	**396**	**14,685**

The foreign currency risk from financial assets and liabilities as at March 31, 2022 was as follows :

(In ₹ crore)

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	18,224	4,976	1,510	1,350	2,115	28,175
Net financial liabilities	(9,205)	(3,158)	(666)	(975)	(1,806)	(15,810)
Total	**9,019**	**1,818**	**844**	**375**	**309**	**12,365**

Sensitivity analysis between Indian rupee and US Dollar

Particulars	Year ended March 31,	
	2023	2022
Impact on the Group's incremental operating margins	0.44%	0.46%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at March 31, 2023		As at March 31, 2023	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	–	–	8	67
Option contracts				
In Australian Dollar	140	770	185	1,050
In Euro	325	2,907	280	2,358
In UK Pound Sterling	55	559	32	318
Other derivatives				
Forward contracts				
In Australian Dollar	10	55	–	–
In Brazilian Real	–	–	6	8
In Canadian Dollar	–	–	34	205
In Chinese Yuan	41	49	38	45
In Czech Koruna	364	134	296	101
In Euro	316	2,825	297	2,501
In New Zealand Dollar	30	154	20	105
In Norwegian Krone	100	79	80	70
In Singapore Dollar	204	1,245	252	1,366
In Swiss Franc	1	8	15	123
In US Dollar	1,670	13,726	1,166	8,853
In UK Pound Sterling	86	877	65	646
In South African rand	85	39	45	24
Option contracts				
In Australian Dollar	30	165	–	–
In Euro	160	1,431	81	682
In UK Pound Sterling	15	153	–	–
In US Dollar	300	2,465	677	5,131
Total forward and option contracts		**27,641**		**23,653**

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Not later than one month	13,155	6,237
Later than one month and not later than three months	11,159	12,444
Later than three months and not later than one year	3,327	4,972
Total	**27,641**	**23,653**

During the years ended March 31, 2023 and March 31, 2022, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecasted cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2023 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within three months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Gain / (Loss)		
Balance at the beginning of the year	2	10
Gain / (Loss) recognised in other comprehensive income during the year	90	102
Amount reclassified to profit or loss during the year	(99)	(113)
Tax impact on above	2	3
Balance at the end of the period	**(5)**	**2**

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows :

(In ₹ crore)

Particulars	As at March 31, 2023		As at March 31, 2022	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	127	(104)	179	(97)
Amount set off	(26)	26	(36)	36
Net amount presented in Balance Sheet	**101**	**(78)**	**143**	**(61)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹25,424 crore and ₹22,698 crore as at March 31, 2023 and March 31, 2022, respectively and unbilled revenues amounting to ₹16,738 crore and ₹12,509 crore as at March 31, 2023 and March 31, 2022, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the US. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from the top five customers and top ten customers are as follows :

(In %)

Particulars	Year ended March 31,	
	2023	2022
Revenue from top five customers	12.7	11.4
Revenue from top ten customers	20.2	19.3

Credit risk exposure

The Group's credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the years ended March 31, 2023 and March 31, 2022 was ₹228 crore and ₹143 crore, respectively.

The movement in credit loss allowance on customer balance is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Balance at the beginning	858	752
Impairment loss recognized / (reversed), net	228	143
Amounts written off	(166)	(62)
Translation differences	41	25
Balance at the end	**961**	**858**

Credit exposure

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Trade receivables	25,424	22,698
Unbilled revenues	16,738	12,509

Days Sales Outstanding was 62 days and 67 days as of March 31, 2023 and March 31, 2022, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invests in deposits with banks and financial institutions with high ratings, assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial paper, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per the Group's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2023, the Group had a working capital of ₹31,695 crore including cash and cash equivalents of ₹12,173 crore and current investments of ₹6,909 crore. As at March 31, 2022, the Group had a working capital of ₹33,582 crore including cash and cash equivalents of ₹17,472 crore and current investments of ₹6,673 crore.

As at March 31, 2023 and March 31, 2022, the outstanding compensated absences were ₹2,482 crore and ₹2,274 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2023 are as follows :

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,865	–	–	–	3,865
Financial liability under option arrangements *(Refer to Note 2.13)*	600	–	–	–	600
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)*	15,403	1,532	438	13	17,386
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	101	–	–	–	101

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2022 were as follows :

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,134	–	–	–	4,134
Financial liability under option arrangements *(Refer to Note 2.13)*	–	72	80	503	655
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.13)*	13,539	1,089	457	10	15,095
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	68	25	39	–	132

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital redemption reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium, upon exercise of stock options, and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment Reserve

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than the Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31,	
	2023	2022
Authorized		
Equity shares, ₹5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹5 par value [(1)]	2,069	2,098
413,63,87,925 (419,30,12,929) equity shares fully paid-up [(2)]		
	2,069	2,098

Note : Forfeited shares amounted to ₹ 1,500 (₹ 1,500)

(1) Refer to Note 2.23 for details of basic and diluted shares

(2) Net of treasury shares 1,21,72,119 (1,37,25,712)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

In the period of five years immediately preceding March 31, 2023:

Bonus issue

The Company has allotted 218,41,91,490 fully paid-up shares of face value ₹5 each during the quarter ended September 30, 2018 pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank *pari passu* in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Buyback

In the period of five years immediately preceding March 31, 2023, including the buyback completed in February 2023 the Company had purchased and extinguished a total of 22,67,52,951 fully paid-up equity shares of face value ₹5 each from the stock exchange. The Company has only one class of equity shares.

Capital Allocation Policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in February 2023

In line with the Capital Allocation Policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, the Company had purchased and extinguished a total of 6,04,26,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06 per equity share comprising 1.44% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created 'Capital Redemption Reserve' of ₹30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

Buyback completed in September 2021

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 5,58,07,337 equity shares from the stock exchange at a volume weighted average buy back price of ₹1,648.53 per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback).

The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created 'Capital Redemption Reserve' of ₹28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

Shares held by promoters at March 31, 2023:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	9,53,57,000	2.30	–
Rohan Murty	6,08,12,892	1.47	–
S Gopalakrishnan	4,18,53,808	1.01	–
Nandan M Nilekani	4,07,83,162	0.98	–
Akshata Murty	3,89,57,096	0.94	–
Asha Dinesh	3,85,79,304	0.93	–
Sudha N Murty	3,45,50,626	0.83	–
Rohini Nilekani	3,43,35,092	0.83	–
Dinesh Krishnaswamy	3,24,79,590	0.78	–
Shreyas Shibulal	2,37,04,350	0.57	–
N. R. Narayana Murthy	1,66,45,638	0.40	–
Nihar Nilekani	1,26,77,752	0.31	–
Janhavi Nilekani	85,89,721	0.21	–
Kumari Shibulal	52,48,965	0.13	–
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	48,34,928	0.12	–
Shruti Shibulal	27,37,538	0.07	–
S. D. Shibulal	58,14,733	0.14	–
Promoters Group			
Gaurav Manchanda	1,37,36,226	0.33	–
Milan Shibulal Manchanda	69,67,934	0.17	–
Nikita Shibulal Manchanda	69,67,934	0.17	–
Bhairavi Madhusudhan Shibulal	66,79,240	0.16	–
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	–

The percentage shareholding above has been computed considering the outstanding number of shares of 414,85,60,044 as at March 31, 2023.

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows :

(In ₹)

Particulars	Year ended March 31,	
	2023	2022
Final dividend for fiscal 2021	–	15.00
Interim dividend for fiscal 2022	–	15.00
Final dividend for fiscal 2022	16.00	–
Interim dividend for fiscal 2023	16.50	–

During the year ended March 31, 2023, on account of the final dividend for fiscal 2022 and interim dividend for fiscal 2023, the Company has incurred a net cash outflow of ₹13,632 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of ₹17.50 per equity share for the financial year ended March 31, 2023. This payment is subject to the approval of shareholders in the AGM of the Company to be held on June 28, 2023 and if approved, would result in a net cash outflow of approximately ₹7,239 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2023 and March 31, 2022 are as follows :

Name of the shareholder	As at March 31, 2023		As at March 31, 2022	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's legal ownership)	50,57,90,851	12.19	66,63,70,669	15.84
Life Insurance Corporation of India	29,82,44,977	7.19	24,33,47,641	5.78

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2023 and March 31, 2022 are as follows :

(In ₹ crore, except as stated otherwise)

Particulars	As at March 31, 2023		As at March 31, 2022	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	**419,30,12,929**	**2,098**	**424,51,46,114**	**2,124**
Add: Shares issued on exercise of employee stock options	38,01,344	1	36,74,152	2
Less: Shares bought back	6,04,26,348	30	5,58,07,337	28
As at the end of the period	**413,63,87,925**	**2,069**	**419,30,12,929**	**2,098**

2.12.4 Employee Stock Option Plan (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices, and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan.
The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the Nomination

and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

The controlled trust holds 1,21,72,119 and 1,37,25,712 shares as at March 31, 2023 and March 31, 2022, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2023 and March 31, 2022.

The summary of grants during the years ended March 31, 2023 and March 31, 2022 is as follows :

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Equity-settled RSUs				
Key Management Personnel (KMP)	2,10,643	1,48,762	3,67,479	2,84,543
Employees other than KMP	37,04,014	27,01,867	17,84,975	13,05,880
	39,14,657	**28,50,629**	**21,52,454**	**15,90,423**
Cash-settled RSUs				
KMP	–	–	–	–
Employees other than KMP	–	–	92,400	49,960
	–	**–**	**92,400**	**49,960**
Total Grants	**39,14,657**	**28,50,629**	**22,44,854**	**16,40,383**

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 Plan

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSU's were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

- Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of ₹21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance based RSUs were granted effective August 1, 2022.
- Approved the performance-based grant of RSUs (annual performance equity ESG grant) of fair value of ₹2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance based RSUs were granted effective August 1, 2022.
- Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance based RSUs were granted effective August 1, 2022.

For the above RSUs, the grant date in accordance with Ind AS 102, *Share-based payment* is July 1, 2022.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, an annual time-based grant of 19,341 RSUs was made effective February 1, 2023 for fiscal 2023.

Though the annual time-based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2023, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based payment*.

Under the 2019 Plan

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved a performance-based grant of RSUs amounting to ₹10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance-based RSUs were granted effective May 2, 2022.

Other KMP

Under the 2015 Plan

During the year ended March 31, 2023, based on recommendations of the Nomination and Remuneration Committee, the Board approved 66,872 time-based RSUs and 11,547 performance-based RSUs to other KMP under the 2015 Plan. Time-based RSUs will vest over four years and performance-based RSUs will vest over one to three years based on certain performance targets.

Under the 2019 Plan

During the year ended March 31, 2023, based on recommendations of the Nomination and Remuneration Committee, the Board approved performance-based grants of 1,45,750 RSUs to other KMPs under the 2019 Plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Granted to:		
KMP#	49	65
Employees other than KMP	470	350
Total (1)	**519**	**415**
(1) Cash-settled stock compensation expense included in the above	5	22

\# Includes reversal of employee stock compensation expense on account of resignation / retirement of key management personnel.

The activity in the 2015 and 2019 Plan for equity-settled, share-based payment transactions during the years ended March 31, 2023 and March 31, 2022 is as follows :

Particulars	Year ended March 31, 2023		Year ended March 31, 2022	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSU				
Outstanding at the beginning	62,32,975	4.82	80,47,240	4.52
Granted	21,52,454	5.00	15,90,423	5.00
Exercised	21,05,904	4.50	25,69,983	4.07
Forfeited and expired	8,71,507	4.93	8,34,705	4.63
Outstanding at the end	**54,08,018**	**5.00**	**62,32,975**	**4.82**
Exercisable at the end	7,87,976	4.97	6,53,775	4.51
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	7,00,844	557	10,49,456	535
Granted	–	–	–	–
Exercised	5,66,814	596	3,48,612	529
Forfeited and expired	–	–	–	–
Outstanding at the end	**1,34,030**	**529**	**7,00,844**	**557**
Exercisable at the end	1,34,030	529	7,00,844	557
2019 Plan: RSU				
Outstanding at the beginning	49,58,938	5.00	30,50,573	5.00
Granted	39,14,657	5.00	28,50,629	5.00
Exercised	11,28,626	5.00	7,55,557	5.00
Forfeited and expired	5,22,931	5.00	1,86,707	5.00
Outstanding at the end	**72,22,038**	**5.00**	**49,58,938**	**5.00**
Exercisable at the end	13,52,150	5.00	6,92,638	5.00

During the years ended March 31, 2023 and March 31, 2022, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹1,515 and ₹1,705, respectively.

During the years ended March 31, 2023 and March 31, 2022, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was ₹1,485 and ₹1,560, respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2023 is as follows :

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	72,22,038	1.33	5.00	54,08,018	1.49	5.00
450 - 630 (ESOP)	–	–	–	1,34,030	1.77	529

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2022 was as follows :

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	49,58,938	1.43	5.00	62,32,975	1.47	4.82
450 - 600 (ESOP)	–	–	–	7,00,844	0.65	557

As at March 31, 2023 and March 31, 2022, 2,24,924 and 2,65,561 cash-settled options were outstanding, respectively. The carrying value of liability towards cash-settled, share-based payments was ₹4 crore and ₹13 crore as at March 31, 2023 and March 31, 2022, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk-free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant using the following assumptions :

Particulars	For options granted in			
	Fiscal 2023 Equity shares–RSU	Fiscal 2023–ADS–RSU	Fiscal 2022–Equity shares–RSU	Fiscal 2022–ADS–RSU
Weighted average share price (₹) / ($ ADS)	1,525	18.08	1,791	24.45
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	27-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date (₹) / ($ ADS)	1,210	13.69	1,548	20.82

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.13 Other financial liabilities

(In ₹ crore)

Particulars	As at March 31, 2023	2022
Non-current		
Others		
Accrued compensation to employees [1]	5	8
Accrued expenses [1]	1,628	946
Compensated absences	83	92
Financial liability under option arrangements [2]#	–	655
Payable for acquisition of business - Contingent consideration [2]	–	56
Other payables [1][4]	342	580
Total non-current other financial liabilities	**2,058**	**2,337**
Current		
Unpaid dividends [1]	37	36
Others		
Accrued compensation to employees [1]	4,174	4,061
Accrued expenses [1]	7,802	7,476
Retention monies [1]	20	13
Payable for acquisition of business – Contingent consideration [2]	97	67
Payable by controlled trusts [1]	211	211
Compensated absences	2,399	2,182
Financial liability under option arrangements [2]#	600	–
Foreign currency forward and options contracts [2][3]	78	61
Capital creditors [1]	674	431
Other payables [1][4]	2,466	1,299
Total current other financial liabilities	**18,558**	**15,837**
Total other financial liabilities	**20,616**	**18,174**

Particulars	As at March 31, 2023	2022
[1] Financial liability carried at amortized cost	17,359	15,061
[2] Financial liability carried at fair value through profit or loss	761	836
[3] Financial liability carried at fair value through other comprehensive income	14	3
Contingent consideration on undiscounted basis	101	132

[4] Deferred contract cost *(Refer to Note 2.10)* includes technology assets taken over by the Group from a customer as a part of transformation project, which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to ₹731 crore. During the year ended March 31, 2023, ₹118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.14 Trade payables

(In ₹ crore)

Particulars	As at March 31, 2023	2022
Trade payables	3,865	4,134
Total trade payables	**3,865**	**4,134**

The trade payables ageing schedule for the years ended as on March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Trade payables	3,040	825	–	–	–	3,865
	3,299	835	–	–	–	4,134
Total trade payables	**3,040**	**825**	**–**	**–**	**–**	**3,865**
	3,299	**835**	**–**	**–**	**–**	**4,134**

Relationship with struck off companies for the year ending March 31, 2022 was as follows :

Name of struck off company	Nature of transactions	Transactions during the year ended March 31, 2022	Balance outstanding at the end of the year as at March 31, 2022	Relationship with the struck off company, if any, to be disclosed
Compulease Networks Private Limited	Payables	–*	–	Vendor
Mysodet Private Limited	Payables	–*	–	Vendor

* Less than ₹1 crore

There are no transactions with struck off companies for the year ending March 31, 2023.

2.15 Other liabilities

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Non-current		
Others		
Deferred income – government grants	43	64
Accrued defined benefit liability	445	367
Deferred income	6	9
Others	6	11
Total non-current other liabilities	**500**	**451**
Current		
Unearned revenue	7,163	6,324
Others		
Withholding taxes and others	3,632	2,834
Accrued defined benefit liability	4	5
Deferred income – government grants	29	11
Others	2	4
Total current other liabilities	**10,830**	**9,178**
Total other liabilities	**11,330**	**9,629**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Current		
Others		
Post-sales client support and others	1,307	975
Total provisions	**1,307**	**975**

The movement in the provision for post-sales client support is as follows :

(In ₹ crore)

Particulars	Year ended March 31, 2023
Balance at the beginning	**935**
Impact on adoption of amendment to Ind AS 37	19
Provision recognized / (reversed)	456
Provision utilized	(142)
Translation difference	39
Balance at the end	**1,307**

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

Provision for post-sales client support and other provisions is included in cost of sales in the condensed Consolidated Statement of Profit and Loss.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities; where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Current taxes	9,287	7,811
Deferred taxes	(73)	153
Income tax expense	**9,214**	7,964

Income tax expense for the years ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of ₹106 crore and ₹268 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Profit before income taxes	33,322	30,110
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	11,644	10,522
Tax effect due to non-taxable income for Indian tax purposes	(2,916)	(2,949)
Overseas taxes	1,060	984
Tax provision (reversals)	(106)	(268)
Effect of exempt non-operating income	(52)	(52)
Effect of unrecognized deferred tax assets	109	72
Effect of differential tax rates	(329)	(196)
Effect of non-deductible expenses	153	162
Impact of change in tax rate	–	(94)
Others	(349)	(217)
Income tax expense	**9,214**	**7,964**

The applicable Indian corporate statutory tax rate for the years ended March 31, 2023 and March 31, 2022 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the US. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units, which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Deferred income tax for the years ended March 31, 2023 and March 31, 2022 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2023, Infosys' US branch net assets amounted to approximately ₹6,948 crore. As at March 31, 2023, the Company has a deferred tax liability for Branch Profit Tax of ₹148 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹10,948 crore and ₹9,618 crore as at March 31, 2023 and March 31, 2022, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹4,423 crore and ₹4,487 crore as at March 31, 2023 and March 31, 2022, respectively, as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses as at March 31, 2023 are as follows :

(In ₹ crore)

Year	As at March 31, 2023
2024	122
2025	138
2026	146
2027	88
2028	494
Thereafter	3,435
Total	**4,423**

The details of expiration of unused tax losses as at March 31, 2022 were as follows :

(In ₹ crore)

Year	As at March 31, 2022
2023	201
2024	154
2025	127
2026	153
2027	52
Thereafter	3,800
Total	**4,487**

The details of income tax assets and income tax liabilities as at March 31, 2023 and March 31, 2022 are as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Income tax assets	6,459	6,152
Current income tax liabilities	3,384	2,607
Net current income tax asset / (liability) at the end	**3,075**	**3,545**

The gross movement in the current income tax assets / (liabilities) for the years ended March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Net current income tax asset / (liability) at the beginning	**3,545**	**3,665**
Translation differences	1	(7)
Income tax paid	8,794	7,612
Current income tax expense	(9,287)	(7,811)
Income tax benefit arising on exercise of stock options	51	63
Additions through business combination	(12)	–
Tax impact on buyback expenses	9	8
Income tax on other comprehensive income	(24)	15
Impact on account of Ind AS 37 adoption	(2)	–
Net current income tax asset / (liability) at the end	**3,075**	**3,545**

The movement in gross deferred income tax assets / liabilities (before set-off) for the year ended March 31, 2023 is as follows :

(In ₹ crore)

Particulars	Carrying value as at April 1, 2022	Changes through profit and loss	Addition through business combination	Impact on account of Ind AS 37 adoption	Changes through OCI	Translation difference	Carrying value as at March 31, 2023
Deferred income tax assets / (liabilities)							
Property, plant and equipment	156	17	–	–	–	(4)	169
Lease liabilities	180	43	–	–	–	–	223
Accrued compensation to employees	51	15	–	–	–	2	68
Trade receivables	213	48	–	–	–	–	261
Compensated absences	529	47	–	–	–	–	576
Post-sales client support	131	114	–	2	–	1	248
Credits related to branch profits	676	(13)	–	–	–	55	718
Derivative financial instruments	(25)	22	–	–	2	1	–
Intangible assets	49	8	–	–	–	5	62
Intangibles arising on business combinations	(308)	70	(80)	–	–	(26)	(344)
Branch profit tax	(834)	35	–	–	–	(67)	(866)
SEZ Re-investment Reserve	(852)	(499)	–	–	–	–	(1,351)
Others	90	166	(1)	–	–	6	261
Total deferred income tax assets / (liabilities)	**56**	**73**	**(81)**	**2**	**2**	**(27)**	**25**

The movement in gross deferred income tax assets / liabilities (before set-off) for the year ended March 31, 2022 was as follows :

(In ₹ crore)

Particulars	Carrying value as at April 1, 2021	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2022
Deferred income tax assets / (liabilities)						
Property, plant and equipment	255	(100)	–	–	1	156
Lease liabilities	166	14	–	–	–	180
Accrued compensation to employees	42	10	–	–	(1)	51
Trade receivables	217	(4)	–	–	–	213
Compensated absences	497	32	–	–	–	529
Post-sales client support	121	9	–	–	1	131
Credits related to branch profits	355	308	–	–	13	676
Derivative financial instruments	(57)	29	–	3	–	(25)
Intangible assets	31	17	–	–	1	49
Intangibles arising on business combinations	(368)	62	–	–	(2)	(308)
Branch profit tax	(500)	(316)	–	–	(18)	(834)
SEZ Re-investment Reserve	(613)	(239)	–	–	–	(852)
Others	77	25	–	(12)	–	90
Total deferred income tax assets / (liabilities)	**223**	**(153)**	**–**	**(9)**	**(5)**	**56**

The deferred income tax assets and liabilities are as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Deferred income tax assets after set-off	1,245	1,212
Deferred income tax liabilities after set-off	(1,220)	(1,156)

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings (together called as "software-related services") and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item, when sold separately, is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group's contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit-of-work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis, when services are performed through an indefinite number of repetitive acts over a specified period, or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue, while billing in excess of revenues is classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine

the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered, since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement, and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost-plus-margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service, the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method while the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and, therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs, relating to upfront payments to customers, are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when the present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operations for the years ended March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Revenue from software services	1,37,575	1,13,536
Revenue from products and platforms	9,192	8,105
Total revenue from operations	**1,46,767**	**1,21,641**

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the years ended March 31, 2023 and March 31, 2022 :

(In ₹ crore)

Particulars	Financial Services [1]	Retail [2]	Communication [3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences [4]	Others [5]	Total
Revenues by Geography*									
North America	28,086	14,700	10,903	9,953	7,560	11,101	7,334	1,087	90,724
	24,410	11,989	8,474	7,430	6,303	9,342	6,173	937	75,058
Europe	7,373	5,344	3,836	6,993	10,910	275	2,580	364	37,675
	6,746	4,759	3,598	5,766	6,606	224	2,203	227	30,129
India	1,909	72	164	213	84	423	28	968	3,861
	1,933	90	315	153	69	412	27	586	3,585
Rest of the World	6,395	1,088	3,183	1,380	481	68	143	1,769	14,507
	5,813	896	2,795	1,135	358	58	114	1,700	12,869
Total	**43,763**	**21,204**	**18,086**	**18,539**	**19,035**	**11,867**	**10,085**	**4,188**	**1,46,767**
	38,902	**17,734**	**15,182**	**14,484**	**13,336**	**10,036**	**8,517**	**3,450**	**1,21,641**
Revenue by offerings									
Digital	24,006	13,970	11,959	11,627	13,626	7,629	6,394	2,061	91,272
	20,391	10,857	9,310	8,412	8,240	5,817	4,925	1,452	69,404
Core	19,757	7,234	6,127	6,912	5,409	4,238	3,691	2,127	55,495
	18,511	6,877	5,872	6,072	5,096	4,219	3,592	1,998	52,237
Total	**43,763**	**21,204**	**18,086**	**18,539**	**19,035**	**11,867**	**10,085**	**4,188**	**1,46,767**
	38,902	**17,734**	**15,182**	**14,484**	**13,336**	**10,036**	**8,517**	**3,450**	**1,21,641**

(1) Financial Services include enterprises in Financial Services and Insurance
(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3) Communication includes enterprises in Communication, Telecom OEM and Media
(4) Life Sciences includes enterprises in Life sciences and Healthcare
(5) Others include operating segments of businesses in India, Japan and China, Infosys Public Services and other enterprises in Public Services
* Geographical revenue is based on the domicile of customer.

Digital services

Digital services comprise service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

The percentage of revenue from fixed-price contracts for each of the years ended March 31, 2023 and March 31, 2022 is approximately 52% and 53%, respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group's Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group's receivables are rights to consideration that are unconditional. Unbilled revenues, comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and, therefore, the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration depends on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the years ended March 31, 2023 and March 31, 2022, the Company recognized revenue of ₹5,387 crore and ₹3,551 crore arising from opening unearned revenue as of April 1, 2022 and April 1, 2021, respectively.

During the years ended March 31, 2023 and March 31, 2022, ₹5,950 crore and ₹4,047 crore of unbilled revenue pertaining to other fixed-price and fixed-time frame contracts as of April 1, 2022 and April 1, 2021, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period, and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2023, other than those meeting the exclusion criteria mentioned above, is ₹80,867 crore. Out of this, the Group expects to recognize revenue of around 57% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022 was ₹74,254 crore. The contracts can generally be terminated by the customers and typically include an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts, and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency – Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum and controlled trusts is the Indian Rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other comprehensive income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they intend to compensate.

Other income for the years ended March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	149	152
Deposit with bank and others	712	851
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures, commercial paper, certificates of deposit and government securities	955	642
Income on investments carried at fair value through profit or loss		
Gain / (loss) on liquid mutual funds and other investments	148	177
Income on investments carried at fair value through other comprehensive income	1	1
Exchange gains / (losses) on forward and options contracts	(647)	88
Exchange gains / (losses) on translation of other assets and liabilities	1,062	186
Miscellaneous income, net	321	198
Total other income	**2,701**	**2,295**

2.20 Expenses

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Employee benefit expenses		
Salaries including bonus	75,239	61,522
Contribution to provident and other funds	2,143	1,617
Share-based payments to employees *(Refer to Note 2.12)*	519	415
Staff welfare	458	432
	78,359	63,986
Cost of software packages and others		
For own use	1,937	1,417
Third party items bought for service delivery to clients	8,965	5,394
	10,902	**6,811**
Other expenses		
Repairs and maintenance	1,208	1,066
Power and fuel	176	132
Brand and marketing	905	553
Short-term leases	92	61
Rates and taxes	299	265
Consumables	158	146
Insurance	174	164
Provision for post-sales client support and others	120	78
Commission to non-whole time directors	15	11
Impairment loss recognized / (reversed) under expected credit loss model	283	170
Contributions towards Corporate Social Responsibility	471	426
Others	491	352
	4,392	**3,424**

During the year ended March 31, 2022, in accordance with the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company transferred certain assets to its controlled subsidiary 'Infosys Green Forum', a Company created under Section 8 of the Companies Act, 2013.

2.21 Leases

Accounting policy

The Group as a lessee

The Group's lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment to whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

The changes in the carrying value of right-of-use assets for the year ended March 31, 2023 are as follows :

(In ₹ crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2022	**628**	**3,711**	**16**	**468**	**4,823**
Additions*	–	847	8	2,646	3,501
Deletions	–	(45)	–	(364)	(409)
Depreciation	(6)	(671)	(10)	(499)	(1,186)
Translation difference	1	54	1	97	153
Balance as of March 31, 2023	**623**	**3,896**	**15**	**2,348**	**6,882**

*Net of adjustments on account of modifications and lease incentives

The changes in the carrying value of right-of-use assets for the year ended March 31, 2022 were as follows :

(In ₹ crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2021	**630**	**3,984**	**19**	**161**	**4,794**
Additions*	–	449	6	459	914
Deletions	–	(85)	–	(47)	(132)
Depreciation	(6)	(657)	(10)	(108)	(781)
Translation difference	4	20	1	3	28
Balance as of March 31, 2022	**628**	**3,711**	**16**	**468**	**4,823**

*Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Current lease liabilities	1,242	872
Non-current lease liabilities	7,057	4,602
Total	**8,299**	**5,474**

The movement in lease liabilities during the years ended March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Balance at the beginning	**5,474**	**5,325**
Additions	3,503	933
Deletions	(49)	(134)
Finance cost accrued during the period	245	175
Payment of lease liabilities	(1,241)	(956)
Translation difference	367	131
Balance at the end	**8,299**	**5,474**

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2023 and March 31, 2022 on an undiscounted basis :

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Less than one year	1,803	991
One to five years	5,452	3,244
More than five years	1,978	1,972
Total	**9,233**	**6,207**

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹92 crore and ₹61 crore for the years ended March 31, 2023 and March 31, 2022, respectively.

The movement in the net investment in sublease of ROU assets during the years ended March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	Year ended March 31	
	2023	2022
Balance at the beginning	**372**	**388**
Additions	6	5
Interest income accrued during the period	13	13
Lease receipts	(63)	(48)
Translation difference	30	14
Balance at the end	**358**	**372**

The details regarding the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis during the year ended March 31, 2023 and March 31, 2022 are as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Less than one year	63	55
One to five years	264	235
More than five years	69	126
Total	**396**	**416**

Leases not yet commenced to which the Group is committed is ₹172 crore for a lease term ranging from three to ten years.

2.22 Employee benefits

Accounting policy

Gratuity and pensions

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and / or a lump-sum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions, which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.22.1 Gratuity and pension

The details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as at March 31, 2023 and March 31, 2022 are as follows :

(In ₹ crore)

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2023	2022	2023	2022
Change in benefit obligations				
Benefit obligations at the beginning	**1,722**	**1,624**	**926**	**814**
Transfer	–	–	19	55
Service cost	276	219	41	40
Interest expense	103	89	5	3
Remeasurements – Actuarial (gains) / losses	(72)	81	(143)	(14)
Past service cost – Plan amendments	(1)	–	–	14
Employee contribution	–	–	27	27
Benefits paid	(268)	(291)	(46)	(41)
Translation difference	18	–	88	28
Benefit obligations at the end	**1,778**	**1,722**	**917**	**926**
Change in plan assets				
Fair value of plan assets at the beginning	**1,711**	**1,610**	**846**	**690**
Transfer	–	–	19	55
Interest income	105	96	4	3
Remeasurements – Return on plan assets excluding amounts included in interest income	24	24	(95)	53
Employer contribution	175	267	37	37
Employee contribution	–	–	27	27
Benefits paid	(260)	(286)	(46)	(41)
Translation difference	–	–	78	22
Fair value of plan assets at the end	**1,755**	**1,711**	**870**	**846**
Funded status	(23)	(11)	(47)	(80)
Defined benefit plan asset	23	22	13	8
Defined benefit plan liability	(46)	(33)	(60)	(88)

The amounts for the years ended March 31, 2023 and March 31, 2022 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense, are as follows :

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Service cost	276	219	41	40
Net interest on the net defined benefit liability / (asset)	(2)	(7)	1	–
Plan amendments	(1)	–	–	14
Net cost	**273**	**212**	**42**	**54**

The amounts for the years ended March 31, 2023 and March 31, 2022 recognized in the Consolidated Statement of Other Comprehensive Income are as follows :

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Remeasurements of the net defined benefit liability / (asset)				
Actuarial (gains) / losses	(72)	81	(143)	(14)
(Return) / loss on plan assets, excluding amounts included in the net interest on the net defined benefit liability / (asset)	(24)	(24)	95	(53)
	(96)	**57**	**(48)**	**(67)**

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31		Year ended March 31,	
	2023	2022	2023	2022
(Gain) / loss from change in demographic assumptions	–	–	–	(1)
(Gain) / loss from change in financial assumptions	(62)	(46)	(148)	(22)
(Gain) / loss from experience adjustment	(10)	127	5	9
	(72)	**81**	**(143)**	**(14)**

The weighted-average assumptions used to determine benefit obligations as at March 31, 2023 and March 31, 2022 are as follows :

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2023	2022	2023	2022
Discount rate (in %) [(1)]	7.1	6.5	1.8-3.8	0.4-1.7
Weighted average rate of increase in compensation levels (in %) [(2)]	6	6	1-3	1-3
Weighted average duration of defined benefit obligation [(3)]	5.9 years	5.9 years	12 years	14 years

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2023 and March 31, 2022 are as follows :

(In %)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2023	2022	2023	2022
Discount rate	6.5	6.1	0.4-1.7	0.1-0.9
Weighted average rate of increase in compensation levels	6	6	1-3	1-3

(1) For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends, inflation in respective markets and the Management's estimate of future salary increases.

(3) Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses all of the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2023 and March 31, 2022, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are well diversified and also provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the Gratuity Plan for the years ended March 31, 2023 and March 31, 2022 were ₹129 crore and ₹120 crore, respectively and for the pension plan were (₹91) crore and ₹56 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The details of major plan assets into various categories as at March 31, 2023 and March 31, 2022 are as follows :

(In %)

Particulars	Pension	
	As at March 31,	
	2023	2022
Equity	34	34
Bonds	32	32
Real estate / Property	26	26
Cash and cash equivalents	1	1
Other	7	7

These defined benefit plans expose the Group to actuarial risk which are set out below :

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined with reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump-sum upon retirement. The pension fund has defined rates for converting the lump-sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members' account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

(In ₹ crore)

Impact from	As at March 31, 2023	
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	94	40
Weighted average rate of increase in compensation levels	85	5

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute ₹219 crore to gratuity and ₹40 crore to pension during the fiscal 2024.

The maturity profile of defined benefit obligation is as follows :

(In ₹ crore)

Particulars	Gratuity	Pension
Within 1 year	274	58
1-2 years	278	55
2-3 years	277	61
3-4 years	309	59
4-5 years	389	64
5-10 years	1,953	322

2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually, predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2023 and March 31, 2022 is as follows :

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Change in benefit obligations		
Benefit obligations at the beginning	**9,304**	**8,287**
Service cost	814	656
Employee contribution	1,689	1,153
Interest expense	625	516
Actuarial (gains) / loss	(82)	118
Benefits paid	(1,823)	(1,426)
Benefit obligations at the end	**10,527**	**9,304**
Change in plan assets		
Fair value of plan assets at the beginning	**9,058**	**8,140**
Interest income	609	507
Remeasurements – Return on plan assets excluding amounts included in interest income	(186)	18
Employer contribution	837	666
Employee contribution	1,689	1,153
Benefits paid	(1,823)	(1,426)
Fair value of plan assets at the end	**10,184**	**9,058**
Net liability	(343)	(246)

The amounts for the years ended March 31, 2023 and March 31, 2022 recognized in the Consolidated Statement of Other Comprehensive Income are as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(82)	118
(Return) / loss on plan assets, excluding amounts included in the net interest on the net defined benefit liability / (asset)	186	(18)
	104	**100**

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows :

Particulars	As at March 31,	
	2023	2022
Government of India (GOI) bond yield [1]	7.10%	6.50%
Expected rate of return on plan assets	8.15%	7.70%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.15%	8.10%

[1] In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2023 and March 31, 2022 are as follows :

(In %)

Particulars	As at March 31,	
	2023	2022
Central and state government bonds	60	57
Public sector undertakings and Private sector bonds	33	37
Others	7	6

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2023, the defined benefit obligation would be affected by approximately ₹48 crore and ₹97 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed ₹1,193 crore and ₹882 crore to the provident fund during the years ended March 31, 2023 and March 31, 2022, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head, Employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.22.3 Superannuation

The Group contributed ₹487 crore and ₹364 crore during the years ended March 31, 2023 and March 31, 2022, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.22.4 Employee benefit costs

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Salaries and bonus [(1)]	76,365	62,483
Defined contribution plans	627	478
Defined benefit plans	1,367	1,025
	78,359	**63,986**

(1) Includes employee stock compensation expense of ₹519 crore and ₹415 crore for the years ended March 31, 2023 and March 31, 2022, respectively.

2.23 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues, including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows :

Particulars	Year ended March 31,	
	2023	2022
Basic earnings per equity share – weighted average number of equity shares outstanding [(1)]	418,08,97,857	420,95,46,724
Effect of dilutive common equivalent shares – share options outstanding	68,33,213	89,78,410
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	**418,77,31,070**	**421,85,25,134**

(1) Excludes treasury shares

For the years ended March 31, 2023 and March 31, 2022, there were 9,960 and Nil options to purchase equity shares which had an anti-dilutive effect.

2.24 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the entity, or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In ₹ crore)

Particulars	As at March 31,	
	2023	2022
Contingent liabilities		
Claims against the Group, not acknowledged as debts [(1)]	4,762	4,641
[Amount paid to statutory authorities ₹6,539 crore (₹6,006 crore)]		
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits) [(2)]	959	1,245
Other commitments*	92	28

* Uncalled capital pertaining to investments

(1) As at March 31, 2023 and March 31, 2022, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹4,062 crore and ₹4,001 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of multiple issues of disallowances, such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, and payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution, and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹6,528 crore and ₹5,996 crore as at March 31, 2023 and March 31, 2022, respectively.

(2) Capital contracts primarily comprise commitments for infrastructure facilities and computer equipments.

Legal proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group's management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group's results of operations or financial condition.

2.25 Related party transactions

List of related parties

(In %)

Name of subsidiaries	Country	Holdings as at March 31,	
		2023	2022
Infosys Technologies (China) Co. Limited (Infosys China) [1]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico) [1]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden) [1]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) [1]	China	100	100
Infosys Nova Holdings LLC. (Infosys Nova) [1]	US	100	100
EdgeVerve Systems Limited (EdgeVerve) [1]	India	100	100
Infosys Austria GmbH [1]	Austria	100	100
Skava Systems Private Limited (Skava Systems) [1][26]	India	100	100
Infosys Chile SpA [1]	Chile	100	100
Infosys Arabia Limited [2][26]	Saudi Arabia	70	70
Infosys Consulting Ltda. [1]	Brazil	100	100
Infosys Luxembourg S.a.r.l [1]	Luxembourg	100	100
Infosys Americas Inc. (Infosys Americas) [1][26]	US	100	100
Infosys Public Services, Inc. USA (Infosys Public Services) [1]	US	100	100
Infosys Canada Public Services Inc [19][35]	Canada	–	–
Infosys BPM Limited [1][43]	India	100	100
Infosys (Czech Republic) Limited s.r.o. [3]	Czech Republic	100	100
Infosys Poland Sp z.o.o [3]	Poland	100	100
Infosys McCamish Systems LLC [3]	US	100	100
Portland Group Pty. Ltd [3]	Australia	100	100
Infosys BPO Americas LLC. [3]	US	100	100
Infosys Consulting Holding AG (Infosys Lodestone) [1]	Switzerland	100	100
Infosys Management Consulting Pty. Limited [4]	Australia	100	100
Infosys Consulting AG [4]	Switzerland	100	100
Infosys Consulting GmbH [4]	Germany	100	100
Infosys Consulting S.R.L. [1]	Romania	100	100
Infosys Consulting SAS [4]	France	100	100
Infosys Consulting s.r.o. v likvidaci *(formerly Infosys Consulting s.r.o.)* [4][34]	Czech Republic	–	–
Infosys Consulting (Shanghai) Co., Ltd. [4][30]	China	–	–
Infy Consulting Company Ltd [4]	UK	100	100
Infy Consulting B.V. [4]	The Netherlands	100	100
Infosys Consulting S.R.L. [45]	Argentina	100	100
Infosys Consulting (Belgium) NV [4]	Belgium	100	100
Panaya Inc. (Panaya) [1]	US	100	100
Panaya Ltd. [6]	Israel	100	100
Infosys Financial Services GmbH. *(formerly Panaya GmbH)* [54]	Germany	100	100
Brilliant Basics Holdings Limited (Brilliant Basics) [1][26]	UK	100	100
Brilliant Basics Limited [7][26]	UK	100	100
Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)* [1]	Singapore	100	100
Infosys Middle East FZ LLC [8]	Dubai	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2023	2022
Fluido Oy [8]	Finland	100	100
Fluido Sweden AB (Extero) [11]	Sweden	100	100
Fluido Norway A/S [11]	Norway	100	100
Fluido Denmark A/S [11]	Denmark	100	100
Fluido Slovakia s.r.o [11]	Slovakia	100	100
Infosys Compaz Pte. Ltd [9]	Singapore	60	60
Infosys South Africa (Pty.) Ltd [8]	South Africa	100	100
WongDoody Holding Company Inc. (WongDoody) [1][36]	US	–	–
WDW Communications, Inc [10][37]	US	–	–
WongDoody, Inc [10][38]	US	100	100
HIPUS Co., Ltd [9]	Japan	81	81
Stater N.V. [9]	The Netherlands	75	75
Stater Nederland B.V. [12]	The Netherlands	75	75
Stater XXL B.V. [12]	The Netherlands	75	75
HypoCasso B.V. [12]	The Netherlands	75	75
Stater Participations B.V. [12]	The Netherlands	75	75
Stater Belgium N.V./S.A. [13]	Belgium	75	75
Stater Gmbh [12][28]	Germany	75	75
Outbox systems Inc. dba Simplus (US) [15]	US	100	100
Simplus North America Inc. [16][27]	Canada	–	–
Simplus ANZ Pty. Ltd. [16]	Australia	100	100
Simplus Australia Pty. Ltd [17]	Australia	100	100
Sqware Peg Digital Pty. Ltd [18][31]	Australia	–	–
Simplus Philippines, Inc. [16]	Philippines	100	100
Simplus Europe, Ltd. [16][29]	UK	–	–
Infosys Fluido UK, Ltd. *(formerly Simplus U.K., Ltd)* [11]	UK	100	100
Infosys Fluido Ireland, Ltd.*(formerly Simplus Ireland, Ltd)* [20]	Ireland	100	100
Infosys Limited Bulgaria EOOD [1]	Bulgaria	100	100
Kaleidoscope Animations, Inc. [15]	US	100	100
Kaleidoscope Prototyping LLC [22]	US	100	100
GuideVision s.r.o. [14]	Czech Republic	100	100
GuideVision Deutschland GmbH [21]	Germany	100	100
GuideVision Suomi Oy [21]	Finland	100	100
GuideVision Magyarország Kft [21]	Hungary	100	100
GuideVision Polska Sp. z.o.o [21]	Poland	100	100
GuideVision UK Ltd [21][26]	UK	100	100
Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)* [15]	US	100	100
Beringer Capital Digital Group Inc [15][41]	US	–	–
Mediotype LLC [23][41]	US	–	–
Beringer Commerce Holdings LLC [23][41]	US	–	–
SureSource LLC [24][39]	US	–	–
Blue Acorn LLC [24][39]	US	–	–
Simply Commerce LLC [24][39]	US	–	–
iCiDIGITAL LLC [25][40]	US	–	–

Name of subsidiaries	Country	Holdings as at March 31,	
		2023	2022
Infosys BPM UK Limited [3]	UK	100	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi [1]	Turkey	100	100
Infosys Germany Holding Gmbh [1]	Germany	100	100
Infosys Automotive and Mobility GmbH & Co. KG [1]	Germany	100	100
Infosys Green Forum [1][32]	India	100	100
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)* [33]	Malaysia	100	100
Infosys Business Solutions LLC [1][42]	Qatar	100	–
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* [44]	Germany	100	–
oddity GmbH [46]	Germany	100	–
oddity (Shanghai) Co., Ltd. [47]	China	100	–
oddity Limited (Taipei) [47]	Taiwan	100	–
oddity space GmbH [46]	Germany	100	–
oddity jungle GmbH [46]	Germany	100	–
oddity code GmbH [46]	Germany	100	–
oddity code d.o.o [48]	Serbia	100	–
oddity waves GmbH [46]	Germany	100	–
oddity group services GmbH [46]	Germany	100	–
Infosys Public Services Canada Inc. [19][5]	Canada	100	–
BASE life science AG [50]	Switzerland	100	–
BASE life science GmbH [50]	Germany	100	–
BASE life science A/S [49]	Denmark	100	–
BASE life science S.A.S [50]	France	100	–
BASE life science Ltd. [50]	UK	100	–
BASE life science S.r.l. [50]	Italy	100	–
Innovisor Inc. [50]	US	100	–
BASE life science Inc. [50]	US	100	–
BASE life science S.L. [50][51]	Spain	100	–
Panaya Germany GmbH [6][52]	Germany	100	–
Infosys Norway [8][53]	Norway	100	–

[1] Wholly-owned subsidiary of Infosys Limited
[2] Majority-owned and controlled subsidiary of Infosys Limited
[3] Wholly-owned subsidiary of Infosys BPM Limited
[4] Wholly-owned subsidiary of Infosys Consulting Holding AG
[5] Incorporated on July 8, 2022
[6] Wholly-owned subsidiary of Panaya Inc.
[7] Wholly-owned subsidiary of Brilliant Basics Holding Limited.
[8] Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*
[9] Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*
[10] Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
[11] Wholly-owned subsidiary of Fluido Oy
[12] Wholly-owned subsidiary of Stater N.V
[13] Majority-owned and controlled subsidiary of Stater Participations B.V.
[14] Wholly-owned subsidiary of Infy Consulting Company Limited
[15] Wholly-owned subsidiary of Infosys Nova Holdings LLC
[16] Wholly-owned subsidiary of Outbox Systems Inc.
[17] Wholly-owned subsidiary of Simplus ANZ Pty. Ltd
[18] Wholly-owned subsidiary of Simplus Australia Pty. Ltd
[19] Wholly-owned subsidiary of Infosys Public Services, Inc.
[20] Wholly-owned subsidiary of Infosys Fluido UK, Ltd. *(formerly Simplus U.K., Ltd)*
[21] Wholly-owned subsidiary of GuideVision s.r.o.
[22] Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
[23] Wholly-owned subsidiary of Blue Acorn iCi Inc
[24] Wholly-owned subsidiary of Beringer Commerce Holdings LLC
[25] Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
[26] Under liquidation
[27] Liquidated effective April 27,2021
[28] Incorporated on August 4, 2021
[29] Liquidated effective July 20, 2021
[30] Liquidated effective September 1, 2021

(31) Liquidated effective September 2, 2021

(32) Incorporated on August 31, 2021

(33) On December 14, 2021, Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*, a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*

(34) Liquidated effective December 16, 2021

(35) Liquidated effective November 23, 2021

(36) Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021

(37) Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021

(38) Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021

(39) Merged with Beringer Commerce Holdings LLC, effective January 1, 2022

(40) Merged with Beringer Capital Digital Group Inc, effective January 1, 2022

(41) Merged with Blue Acorn iCi Inc, effective January 1, 2022

(42) Incorporated on February 20, 2022

(43) On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.

(44) On March 22, 2022, Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*, a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*.

(45) Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority-owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

(46) On April 20, 2022, Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))* (a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)*) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and oddity GmbH.

(47) Wholly-owned subsidiary of oddity GmbH

(48) Wholly-owned subsidiary of oddity code GmbH.

(49) On September 1, 2022, Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)* (a wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

(50) Wholly-owned subsidiary of BASE life science A/S

(51) Incorporated on September 6, 2022

(52) Incorporated effective December 15, 2022

(53) Incorporated effective February 7, 2023.

(54) Infosys Financial Services GmbH. *(formerly Panaya GmbH)* became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd *(formerly Infosys Consulting Pte. Ltd.)* with effect from February 23, 2023.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM Limited
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM Limited
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve Systems Limited
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve Systems Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Foundation[1] [2]	India	Trust jointly controlled by KMPs
Infosys Expanded Stock Ownership Trust	India	Controlled trust

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

(1) Effective January 1, 2022

(2) During the year ended March 31, 2023, the Group contributed ₹354 crore towards CSR. During the quarter ended March 31, 2022, the Group contributed ₹2 crore towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Micheal Gibbs

Uri Levine

Bobby Parikh

Chitra Nayak

Govind Iyer (appointed as an independent director effective January 12, 2023)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Shaji Mathew (appointed as Group Head - Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and will be on leave till his last date with the Company which will be June 9, 2023)

Ravi Kumar S (resigned as President effective October 11, 2022)

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel

The compensation to key management personnel which comprise directors and executive officers is as follows :

(In ₹ crore)

Particulars	Year ended March 31,	
	2023	2022
Salaries and other employee benefits to whole-time directors and executive officers [(1)(2)]	111	134
Commission and other benefits to non-executive / independent directors	16	11
Total	**127**	**145**

(1) Total employee stock compensation expense for the years ended March 31, 2023 and March 31, 2022 includes a charge of ₹49 crore and ₹65 crore respectively, towards key management personnel *(Refer to Note 2.12)*. Stock compensation expense for the year ended March 31, 2023 includes reversal of expense on account of resignation / retirement of key management personnel.

(2) Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated financial statements

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Infosys Limited	80.97	67,745	88.92	23,268	101.90	(268)	88.55	23,000
Indian subsidiaries								
Infosys BPM Limited	5.30	4,438	3.23	846	7.98	(20)	3.18	826
EdgeVerve Systems Limited	1.75	1,467	3.55	930	(2.28)	6	3.60	936
Skava Systems Pvt. Ltd.	0.10	81	0.02	5	–	–	0.02	5
Infosys Green Forum	0.35	294	0.02	4	–	–	0.02	5
Foreign subsidiaries								

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Brilliant Basics Holdings Limited	0.08	63	–	–	–	–	–	–
Brilliant Basics Limited	–	1	–	–	–	–	–	–
Blue Acorn iCi Inc	0.22	187	0.20	54	–	–	0.21	54
Infosys BPO Americas LLC	0.05	37	0.09	24	–	–	0.09	24
Portland Group Pty Ltd	0.11	92	0.11	29	–	–	0.11	29
Fluido Denmark A/S	–	–	(0.02)	(6)	–	–	(0.02)	(6)
Fluido Oy	0.17	138	0.06	18	–	–	0.07	18
Fluido Norway A/S	0.05	42	0.07	18	–	–	0.07	18
Fluido Slovakia s.r.o.	0.01	6	–	–	–	–	–	–
Fluido Sweden AB	0.03	25	0.08	20	–	–	0.08	20
Infosys Fluido Ireland, Ltd.	–	3	0.01	3	–	–	0.01	3
Infosys Fluido U.K., Ltd.	(0.03)	(24)	(0.04)	(10)	–	–	(0.04)	(10)
GuideVision s.r.o.	0.09	71	0.06	16	–	–	0.06	16
GuideVision Deutschland GmbH	–	(2)	(0.02)	(6)	–	–	(0.02)	(6)
GuideVision Suomi Oy	–	2	–	1	–	–	–	1
GuideVision Magyarország Kft	–	2	–	–	–	–	–	–
GuideVision Polska SP.z.o.o	–	–	–	–	–	–	–	–
GuideVision UK Ltd	–	2	–	–	–	–	–	–
Infosys Germany Holding GmbH	–	2	–	–	–	–	–	–
Infosys Chile SpA	0.03	21	0.02	5	–	–	0.02	5
Infosys Americas Inc.,	–	1	–	–	–	–	–	–
Infosys Austria GmbH	–	1	(0.01)	(3)	–	–	(0.01)	(3)
Infosys (Czech Republic) Limited s.r.o.	0.13	110	(0.03)	(7)	–	–	(0.03)	(7)
Infosys Limited Bulgaria	–	2	–	1	–	–	–	1
Infosys Technologies (China) Co. Limited	0.54	449	0.45	117	–	–	0.45	117
Infosys Technologies (Shanghai) Company Limited	0.68	565	(0.37)	(98)	–	–	(0.38)	(98)
HIPUS Co., Ltd.	0.14	112	0.11	31	–	–	0.12	31
Infosys Public Services, Inc. USA	1.20	1,008	0.57	153	–	–	0.59	153
Infosys Consulting S.R.L. (Argentina)	(0.04)	(33)	(0.15)	(40)	–	–	(0.15)	(40)
Infosys Management Consulting Pty Limited	0.05	37	0.03	10	–	–	0.04	10
Infosys Consulting (Belgium) NV	(0.01)	(7)	(0.01)	(3)	–	–	(0.01)	(3)
Infosys Consulting Ltda.	0.14	117	0.06	15	–	–	0.06	15

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Infosys Consulting AG	0.16	133	0.21	62	(4.56)	12	0.28	74
Innovisor Inc.	–	–	–	–	–	–	–	–
Infosys Consulting GmbH	0.10	89	0.06	17	–	–	0.07	17
Infosys Consulting SAS	0.02	18	0.02	4	–	–	0.02	4
Infy Consulting Company Ltd.	0.28	231	0.15	40	–	–	0.15	40
Infosys Consulting Holding AG	0.61	507	0.21	57	–	–	0.22	57
Infy Consulting B.V.	0.05	44	0.01	5	–	–	0.02	5
BASE life science Inc.	–	–	–	–	–	–	–	–
Infosys Consulting S.R.L. (Romania)	0.09	76	0.06	17	–	–	0.07	17
Infosys Singapore Pte Limited	(0.61)	(514)	0.60	161	–	–	0.62	161
Infosys Luxembourg S.a.r.l.	0.02	14	0.03	8	–	–	0.03	8
Infosys Technologies S. de R. L. de C. V.	0.55	463	0.14	37	–	–	0.14	37
Infosys Nova Holdings LLC	3.32	2,773	0.10	25	–	–	0.10	25
Infosys Poland Sp Z.o.o.	0.96	806	0.30	84	–	–	0.32	84
Infosys South Africa (Pty) Ltd	–	4	–	–	–	–	–	–
Infosys Arabia Limited	–	4	–	–	–	–	–	–
Infosys Technologies (Sweden) AB.	0.15	124	0.12	31	–	–	0.12	31
Infosys Compaz Pte. Ltd	0.28	236	0.12	37	–	–	0.14	37
Infosys Middle East FZ LLC	(0.02)	(17)	(0.01)	(2)	(1.14)	3	0.00	1
WongDoody, Inc.	0.38	317	0.41	120	–	–	0.46	120
Kaleidoscope Animations	0.13	105	0.06	22	–	–	0.08	22
Kaleidoscope Prototyping	0.03	20	0.03	7	–	–	0.03	7
Infosys Financial Services GmbH	–	2	–	–	–	–	–	–
Panaya Inc.	0.19	163	0.02	5	–	–	0.02	5
Panaya Ltd.	(0.44)	(370)	0.10	27	–	–	0.10	27
Infosys McCamish Systems LLC	1.40	1,171	0.95	255	–	–	0.98	255
Simplus Philippines, Inc.	0.02	12	0.01	3	–	–	0.01	3
Simplus Australia Pty Ltd	(0.02)	(18)	0.04	11	–	–	0.04	11
Outbox systems Inc. dba Simplus (US)	0.11	89	0.13	33	–	–	0.13	33
Stater Belgium N.V./S.A.	0.11	91	0.02	6	–	–	0.02	6
HypoCasso B.V.	0.02	20	0.03	9	–	–	0.03	9
Stater Nederland B.V.	0.20	169	0.15	38	–	–	0.15	38
Stater N.V.	0.77	641	0.32	83	–	–	0.32	83

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Stater Participations B.V.	(0.32)	(265)	–	–	–	–	–	–
Stater XXL B.V.	–	–	–	–	–	–	–	–
Infosys Automotive and Mobility GmbH & Co. KG	(0.64)	(535)	(0.84)	(219)	(1.90)	5	(0.82)	(214)
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	(0.06)	(51)	(0.22)	(58)	–	–	(0.22)	(58)
Infosys (Malaysia) SDN. BHD.	–	3	(0.12)	(31)	–	–	(0.12)	(31)
Simplus ANZ Pty Ltd.	–	–	–	–	–	–	–	–
Stater GMBH	(0.01)	(10)	(0.03)	(7)	–	–	(0.03)	(7)
Infosys Germany GmbH	(0.08)	(67)	(0.16)	(43)	–	–	(0.17)	(43)
oddity GmbH	0.02	20	–	–	–	–	–	–
oddity (Shanghai) Co., Ltd.	–	4	–	1	–	–	–	1
oddity Limited(Taipei)	–	1	–	1	–	–	–	1
oddity space GmbH	0.01	5	–	(1)	–	–	–	(1)
oddity jungle GmbH	0.01	10	(0.02)	(5)	–	–	(0.02)	(5)
oddity code GmbH	–	2	–	–	–	–	–	–
oddity code d.o.o	–	2	–	1	–	–	–	1
oddity waves GmbH	0.02	20	0.03	12	–	–	0.05	12
oddity group services GmbH	–	1	–	(1)	–	–	–	(1)
Infosys BPM UK Limited	–	1	–	–	–	–	–	–
Infosys Business Solutions LLC	0.02	14	0.02	5	–	–	0.02	5
Infosys Public Services Canada Inc.	0.01	12	–	(1)	–	–	–	(1)
BASE life science AG	0.02	16	–	1	–	–	–	1
BASE life science GmbH	–	(1)	–	(1)	–	–	–	(1)
BASE life science A/S	0.03	25	(0.06)	(17)	–	–	(0.06)	(17)
BASE life science S.A.S	–	1	–	1	–	–	–	1
BASE life science Ltd.	–	1	–	(1)	–	–	–	(1)
BASE life science S.r.l.	–	(1)	–	–	–	–	–	–
BASE life science S.L.	–	1	–	1	–	–	–	1
Panaya Germany GmbH	–	(3)	–	–	–	–	–	–
Infosys Norway	–	–	–	–	–	–	–	–
Subtotal	**100.00**	**83,664**	**100.00**	**26,235**	**100.00**	**(262)**	**100.00**	**25,974**
Adjustment arising out of consolidation		(8,421)		(2,072)		765		(1,308)
Controlled trusts		164		(68)		–		(68)
		75,407		**24,095**		**503**		**24,598**
Non-controlling Interests		388		13		11		24
Total		**75,795**		**24,108**		**514**		**24,622**

2.26 Segment reporting

Ind AS 108, *Operating segments*, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan and China, Infosys Public Services and other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public Services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.18, Revenue from operations.

Business segments

Years ended March 31, 2023 and March 31, 2022 :

(In ₹ crore)

Particulars	Financial Services [1]	Retail [2]	Communication [3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences [4]	All other segments [5]	Total
Revenue from operations	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	1,46,767
	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	1,21,641
Identifiable operating expenses	24,990	10,892	11,101	9,923	12,493	6,959	5,834	2,801	84,993
	22,119	8,632	9,179	7,673	8,457	5,952	4,840	2,357	69,209
Allocated expenses	7,930	3,916	3,226	3,461	3,429	1,949	1,685	1,048	26,644
	6,469	2,972	2,631	2,586	2,471	1,589	1,297	926	20,941
Segment operating income	**10,843**	**6,396**	**3,759**	**5,155**	**3,113**	**2,959**	**2,566**	**339**	**35,130**
	10,314	**6,130**	**3,372**	**4,225**	**2,408**	**2,495**	**2,380**	**167**	**31,491**

Particulars	Financial Services [1]	Retail [2]	Communication [3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences [4]	All other segments [5]	Total
Unallocable expenses									4,225
									3,476
Other income, net *(Refer to Note 2.17)*									2,701
									2,295
Finance cost									284
									200
Profit before tax									**33,322**
									30,110
Income tax expense									9,214
									7,964
Net profit									**24,108**
									22,146
Depreciation and amortization expense									4,225
									3,476
Non-cash expenses other than depreciation and amortization									–
									–

[1] Financial Services include enterprises in Financial Services and Insurance
[2] Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
[3] Communication includes enterprises in Communication, Telecom OEM and Media
[4] Life Sciences includes enterprises in Life sciences and Healthcare
[5] Others include operating segments of businesses in India, Japan and China, Infosys Public Services and other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the years ended March 31, 2023 and March 31, 2022, respectively.

2.27 Function-wise classification of Consolidated Statement of Profit and Loss

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2023	2022
Revenue from operations	2.18	1,46,767	1,21,641
Cost of sales		1,02,353	81,998
Gross profit		**44,414**	**39,643**
Operating expenses			
Selling and marketing expenses		6,249	5,156
General and administration expenses		7,260	6,472
Total operating expenses		**13,509**	**11,628**
Operating profit		**30,905**	**28,015**
Other income, net	2.19	2,701	2,295
Finance cost		284	200
Profit before tax		**33,322**	**30,110**

Particulars	Note	Year ended March 31,	
		2023	2022
Tax expense:			
Current tax	2.17	9,287	7,811
Deferred tax	2.17	(73)	153
Profit for the year		**24,108**	**22,146**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.22	8	(85)
Equity instruments through other comprehensive income, net	2.5	(7)	96
		1	**11**
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(7)	(8)
Exchange differences on translation of foreign operations, net		776	228
Fair value changes on investments, net	2.5	(256)	(49)
		513	**171**
Total other comprehensive income / (loss), net of tax		**514**	**182**
Total comprehensive income for the year		**24,622**	**22,328**
Profit attributable to			
Owners of the Company		24,095	22,110
Non-controlling interests		13	36
		24,108	**22,146**
Total comprehensive income attributable to:			
Owners of the Company		24,598	22,293
Non-controlling interests		24	35
		24,622	**22,328**

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram
Lead Independent Director

Salil Parekh
Chief Executive Officer and Managing Director

Bobby Parikh
Director

Bengaluru
April 13, 2023

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Infosys
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May 31, 2023

Dear Member,

You are cordially invited to attend the 42nd Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") to be held on Wednesday, June 28, 2023 at 4:00 p.m. IST through video conference and other audio-visual means ("VC").

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013 ("the Act"), read with the related rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations"), the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice.

Very truly yours,

Sd/-
Nandan M. Nilekani
Chairman

Enclosures:
1. Notice of the 42nd Annual General Meeting
2. Instructions for participation through VC
3. Instructions for e-voting

Note: Attendees who require technical assistance to access and participate in the meeting through VC are requested to contact either of these helpline numbers: +91 80 4156 5555 / +91 80 4156 5777

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

investors@infosys.com
www.infosys.com

Notice of the 42nd Annual General Meeting

Notice is hereby given that the 42nd Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") will be held on Wednesday, June 28, 2023, at 4:00 p.m. IST through video conference / other audio-visual means ("VC") to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2023 and the reports of the Board of Directors ("the Board") and auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹17.5 per equity share for the year ended March 31, 2023.

Item no. 3 – Appointment of Salil Parekh as a director, liable to retire by rotation

To appoint a director in place of Salil Parekh (DIN: 01876159), who retires by rotation and being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors and the non-executive and non-independent chairman are subject to retirement by rotation. Salil Parekh, Chief Executive Officer and Managing Director, whose office of directorship is liable to retire at the ensuing AGM, being eligible, seeks reappointment as a director. Based on the performance evaluation and the recommendation of the Nomination and Remuneration Committee, the Board recommends his reappointment as a director.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of members of the Company, be and is hereby accorded to reappoint Salil Parekh (DIN: 01876159) as a director, who is liable to retire by rotation.

Special business

Item no. 4 - Appointment of Helene Auriol Potier as an Independent Director of the Company

To consider and if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161, Schedule IV and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules framed thereunder, and applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") [including any statutory modification(s) or re-enactment(s) thereof, for the time being in force], and Articles of Association of the Company, approval and recommendation of the Nomination and Remuneration Committee and that of the Board, Helene Auriol Potier (DIN: 10166891), who was appointed as an Additional Director in the capacity of an Independent Director with effect from May 26, 2023, who meets the criteria for independence under Section 149(6) of the Act and the Rules made thereunder and Regulation 16(1)(b) of the LODR Regulations and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Act, be and is hereby appointed as an Independent Director of the Company for a period of 3 (three) years till May 25, 2026, and that she shall not be liable to retire by rotation.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 5 – Reappointment of Bobby Parikh as an independent director

To consider and if thought fit, to pass the following resolution as a special resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 152 and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules made thereunder and applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") [including any statutory modification(s) or re-enactment(s) thereof, for the time being in force], and Articles of Association of the Company, approval and recommendation of the Nomination and Remuneration Committee, and that of the Board, Bobby Parikh (DIN: 00019437), who holds office as an independent director up to July 14, 2023, be and is hereby reappointed as an independent director, not liable to retire by rotation, for a second term of 5 (five) years with effect from July 15, 2023 up to July 14, 2028.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

by order of the Board of Directors
for Infosys Limited

Sd/-

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261 Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 31, 2023

Notes

1. Pursuant to the General Circular No. 10/2022 dated December 28, 2022, issued by the Ministry of Corporate Affairs (MCA) and Circular SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated January 5, 2023 issued by SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Hence, in compliance with the Circulars, the AGM of the Company is being held through VC.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being held in accordance with the Circulars through VC, the facility for the appointment of proxies by the members will not be available.
3. Participation of members through VC will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.
4. Members of the Company under the category of Institutional Investors are encouraged to attend and vote at the AGM through VC. Corporate members intending to authorize their representatives to participate and vote at the meeting are requested to send a certified copy of the Board resolution / authorization letter to the Scrutinizer by email to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
5. The register of directors and key managerial personnel (KMP) and their shareholding, maintained under Section 170 of the Act, and the register of contracts or arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available electronically for inspection by the members during the AGM. All documents referred to in the Notice will also be available for electronic inspection without any fee from the date of circulation of this Notice up to the date of AGM, i.e. June 28, 2023. Members seeking to inspect such documents can send an email to investors@infosys.com.
6. Members whose shareholding is in electronic mode are requested to notify any change in address or bank account details to their respective depository participant(s) (DP). Members whose shareholding is in physical mode are requested to opt for the Electronic Clearing System (ECS) mode to receive dividend on time in line with the Circulars. We urge members to utilize the ECS for receiving dividends. Please refer to point no. 16 for the process to be followed for updating bank account details.
7. Members may note that the Board, at its meeting held on April 13, 2023, has recommended a final dividend of ₹17.5 per share. The record date for the purpose of final dividend for fiscal 2023 is June 2, 2023. The final dividend, once approved by the members in the ensuing AGM, will be paid on July 3, 2023, electronically through various online transfer modes to those members who have updated their bank account details. For members who have not updated their bank account details, dividend warrants / demand drafts / cheques will be sent to their registered addresses. To avoid delay in receiving dividend, members are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Transfer Agent (RTA) (where shares are held in physical mode) to receive the dividend directly into their bank account on the payout date.
8. Members may note that the Income-tax Act, 1961, ("the IT Act") as amended by the Finance Act, 2020, mandates that dividend paid or distributed by a company on or after April 1, 2020 shall be taxable in the hands of members. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final dividend. To enable us to determine the appropriate TDS rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act.

For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number (PAN)	10%* or as notified by the Government of India (GOI)
Members not having PAN / valid PAN	20% or as notified by the GOI

* As per the Finance Act, 2021, Section 206AB has been inserted effective July 1, 2021, wherein the higher rate of tax (twice the specified rate) would be applicable on payment made to a shareholder who is classified as 'Specified Person' as defined under section 206AB of the Finance Act, 2021.

* As per section 139AA of the IT Act, every person who has been allotted a PAN and who is eligible to obtain Aadhaar, shall be required to link the PAN with Aadhaar. In case of failure to comply with this, the PAN allotted shall be deemed to be invalid / inoperative and he shall be liable to all consequences under the IT Act and tax shall be deducted at the higher rates as prescribed under the IT Act.

However, no tax shall be deducted on the dividend payable to resident individual shareholders if the total dividend to be received by them during financial year 2023-24 does not exceed ₹5,000, and also in cases where members provide Form 15G / Form 15H (Form 15H is applicable to resident individual shareholders aged 60 years or more) subject to conditions specified in the IT Act. Resident shareholders may also submit any other document as prescribed under the IT Act to claim a lower / nil withholding of tax. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above.

For non-resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20%** (plus applicable surcharge and cess) or as notified by the GOI on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA), read with Multilateral Instrument (MLI) between India and the country of tax residence of the shareholders, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the following:

- Copy of the PAN card allotted by the Indian income tax authorities duly attested by the shareholders or details as prescribed under rule 37BC of the Income-tax Rules, 1962
- Copy of the Tax Residency Certificate for financial year 2023-24 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders
- Electronic Form 10F as per notification no. 03/2022 dated July 16, 2022 issued by the Central Board of Direct Tax [Notification can be read under notification-no-3-2022-systems.pdf (incometaxindia.gov.in)]. Form 10F can be obtained electronically through the e-filing portal of the income tax website at https://www.incometax.gov.in/iec/foportal
- Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty
- Self-declaration of beneficial ownership by the non-resident shareholder
- Any other documents as prescribed under the IT Act for lower withholding of taxes, if applicable, duly attested by the shareholders

In case of Foreign Institutional Investors (FII) / Foreign Portfolio Investors (FPI), tax will be deducted under Section 196D of the IT Act at the rate of 20%** (plus applicable surcharge and cess) or the rate provided in relevant DTAA, read with MLI, whichever is more beneficial, subject to the submission of the above documents, if applicable.

** As per the Finance Act, 2021, Section 206AB has been inserted effective July 1, 2021, wherein the higher rate of tax (twice the specified rate) would be applicable on payment made to a shareholder who is classified as 'Specified Person' as defined under the provisions of the aforesaid Section. However, in case of a non-resident shareholder or a non-resident FPI / FII, the higher rate of tax as mentioned in section 206AB shall not apply if such non-resident does not have a permanent establishment in India.

The aforementioned documents are required to be uploaded on the shareholder portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html on or before June 9, 2023. Members are requested to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information on this subject. No communication would be accepted from members after June 9, 2023, regarding tax-withholding matters. Shareholders may write to dividend.tax@infosys.com for any clarifications on this subject.

TDS certificates in respect of tax deducted, if any, can be subsequently downloaded from the shareholder's portal. Shareholders can also check their tax credit in Form 26AS from the e-filing account at https://www.incometax.gov.in/iec/foportal or "View Your Tax Credit" on https://www.tdscpc.gov.in.

9. Members are requested to address all correspondence, including dividend-related matters, to RTA, KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032.
10. Members wishing to claim dividends that remain unclaimed are requested to correspond with the RTA as mentioned above, or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years shall be transferred to the IEPF as per Section 124 of the Act, read with applicable IEPF rules.
11. In compliance with Section 108 of the Act, read with the corresponding rules, Regulation 44 of the LODR Regulations and in terms of SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020, the Company has provided a facility to its members to exercise their votes electronically through the electronic voting (e-voting) facility provided by the National Securities Depository

Limited (NSDL). Members who have cast their votes by remote e-voting prior to the AGM may participate in the AGM but shall not be entitled to cast their votes again. The manner of voting remotely by members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the 'Instructions for e-voting' section which forms part of this Notice. The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the e-voting process in a fair and transparent manner.

12. Members holding shares either in physical or dematerialized form, as on cut-off date, i.e. June 21, 2023, may cast their votes electronically. The e-voting period commences on Friday, June 23, 2023 (9:00 a.m. IST) and ends on Tuesday, June 27, 2023 (5:00 p.m. IST). The e-voting module will be disabled by NSDL thereafter. Members will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. June 21, 2023. A person who is not a member as on the cut-off date is requested to treat this Notice for information purposes only.
13. The facility for voting during the AGM will also be made available. Members present in the AGM through VC and who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM.
14. Any person holding shares in physical form, and non-individual shareholders who acquire shares of the Company and become members of the Company after the Notice is sent and holding shares as of the cut-off date, i.e. June 21, 2023, may obtain the login ID and password by sending a request to evoting@nsdl.co.in. However, if he / she is already registered with NSDL for remote e-voting, then he / she can use his / her existing user ID and password for casting the vote. In case of individual shareholders holding securities in demat mode, who acquire shares of the Company and become members of the Company after the Notice is sent and holding shares as of the cut-off date i.e. June 21, 2023, may follow steps mentioned in the Notice under 'Instructions for e-voting'.
15. In compliance with the Circulars, the Integrated Annual Report 2022-23, the Notice of the 42nd AGM, and instructions for e-voting are being sent through electronic mode to those members whose email addresses are registered with the Company / depository participant(s) (DP).
16. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses are requested to register their email addresses with their respective DP, and members holding shares in physical mode are requested to update their email addresses with the Company's RTA, KFin Technologies Limited at einward.ris@kfintech.com, to receive copies of the Integrated Annual Report 2022-23 in electronic mode. Members may follow the process detailed below for registration of email ID to obtain the report and update of bank account details for the receipt of dividend.

Type of holder	Process to be followed	
Physical	For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited either by email to einward.ris@kfintech.com or by post to KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032	
	Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode	Form ISR-1
	Update of signature of securities holder	Form ISR-2
	For nomination as provided in Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014	Form SH-13
	Declaration to opt out	Form ISR-3
	Cancellation of nomination by the holder(s) (along with ISR-3) / Change of nominee	Form SH-14
	Form for requesting issue of duplicate certificate and other service requests for shares / debentures / bonds, etc., held in physical form	Form ISR-4
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

17. Members may also note that the Notice of the 42nd AGM and the Integrated Annual Report 2022-23 will also be available on the Company's website, https://www.infosys.com/investors/reports-filings.html, websites of the stock exchanges, i.e. BSE and NSE, at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL, https://www.evoting.nsdl.com.
18. Additional information, pursuant to Regulation 36 of the LODR Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of this Notice.

19. SEBI has mandated the submission of PAN, KYC details and nomination by holders of physical securities by October 1, 2023, and linking PAN with Aadhaar by June 30, 2023 vide its circular dated March 16, 2023. Shareholders are requested to submit their PAN, KYC and nomination details to the Company's RTA, KFin Technologies Limited, at einward. ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html.

    Members holding shares in electronic form are, therefore, requested to submit their PAN to their DP.

    In case a holder of physical securities fails to furnish PAN and KYC details before October 1, 2023 or link their PAN with Aadhaar before June 30, 2023, in accordance with the SEBI circular dated March 16, 2023, RTA is obligated to freeze such folios. The securities in the frozen folios shall be eligible to receive payments (including dividend) and lodge grievances only after furnishing the complete documents. If the securities continue to remain frozen as on December 31, 2025, the RTA / the Company shall refer such securities to the administering authority under the Benami Transactions (Prohibitions) Act, 1988, and / or the Prevention of Money Laundering Act, 2002.

20. As per Section 72 of the Act, the facility for submitting nomination is available for members in respect of the shares held by them. Members who have not yet registered their nomination are requested to register the same by submitting Form SH-13. The form can be downloaded from the Company's website at https://www.infosys.com/investors/shareholder-services/documents/form-sh-13-14.pdf. Members are requested to submit these details to their DP in case the shares are held by them in electronic form, and to the RTA, in case the shares are held in physical form.

21. The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or to any other person authorized by the Chairman after the completion of the scrutiny of the e-voting (votes cast during the AGM and votes cast through remote e-voting), not later than 48 hours from the conclusion of the AGM. The result declared along with the Scrutinizer's report shall be communicated to the stock exchanges, NSDL and RTA, and will also be displayed on the Company's website, www.infosys.com.

22. Since the AGM will be held through VC in accordance with the Circulars, the route map, proxy form and attendance slip are not attached to this Notice.

by order of the Board of Directors
for Infosys Limited

Sd/-

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261 Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 31, 2023

Explanatory statement

Item no. 4 - Appointment of Helene Auriol Potier as an Independent Director of the Company

Pursuant to Section 161 of the Companies Act, 2013, the Board, on May 26, 2023, appointed Helene Auriol Potier as an Additional Director in the capacity of Independent Director of the Company for a term of 3 (three) years with effect from May 26, 2023 to May 25, 2026 (both days inclusive) subject to the approval of the shareholders through a special resolution.

The Company has received the following from Helene:

(i) Consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules");

(ii) Intimation in Form DIR-8 in terms of the Appointment Rules to the effect that she is not disqualified under sub-section (2) of Section 164 of the Act;

(iii) A declaration to the effect that she meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act and under the LODR Regulations;

(iv) Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018, that she has not been debarred from holding office of a director by virtue of any order passed by SEBI or any other such authority;

(v) Confirmation that she is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact her ability to discharge her duties as an Independent Director of the Company;

(vi) A declaration that she is in compliance with Rules 6(1) and 6(2) of the Companies (Appointment and Qualification of Directors) Rules, 2014, with respect to her registration with the data bank of independent directors maintained by the Indian Institute of Corporate Affairs.

The Company has received a notice in writing by a member proposing her candidature under Section 160 of the Act.

The Nomination and Remuneration Committee (NRC) had previously finalized the desired attributes for the selection of the independent director(s). Based on those attributes, the NRC recommended the candidature of Helene Auriol Potier. In the opinion of the Board, Helene fulfils the conditions for independence specified in the Act, the Rules made thereunder, the LODR Regulations and such other laws / regulations for the time being in force, to the extent applicable to the Company. The Board noted that Helene's skills, background and experience are aligned to the role and capabilities identified by the NRC and that she is eligible for appointment as an Independent Director.

The Board was satisfied that the appointment of Helene is justified due to the following reasons:

- She has global career spanning multiple geographies in digital transformation and in telecommunications industry.
- She has extensive experience in Technology, ESG and Corporate Governance in key global markets.
- Her experience of serving on the diversified boards of various multinational companies.

A copy of the draft letter for the appointment of Helene Auriol Potier as an Independent Director setting out the terms and conditions is available for electronic inspection by the members during normal business hours on working days up to Wednesday, June 28, 2023.

The resolution seeks the approval of members for the appointment of Helene Auriol Potier as an Independent Director of the Company for a term of 3 (three) years effective May 26, 2023 to May 25, 2026 (both days inclusive) pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder including any statutory modification(s) or re-enactment(s) thereof) and she shall not be liable to retire by rotation.

In compliance with Section 149 read with Schedule IV to the Act and Regulation 25 of the LODR Regulations, the approval of the Members is sought for the appointment of Helene Auriol Potier as an Independent Director of the Company, as a special resolution.

No director, KMP or their relatives except Helene, to whom the resolution relates, is interested in or concerned, financially or otherwise, in passing the proposed resolution set out in item no. 4.

The Board recommends the special resolution as set out in Item no. 4 of this notice for the approval of members.

Item no. 5 – Reappointment of Bobby Parikh as an independent director

Bobby Parikh was appointed as an independent director of the Company pursuant to Section 149 of the Act, read with the Companies (Appointment and Qualification of Directors) Rules, 2014 ("the Appointment Rules") by the Board, effective July 15, 2020, to hold office up to July 14, 2023. The members at the AGM held on June 19, 2021 had approved the same. He is due for retirement from the first term as an independent director on July 14, 2023. The Nomination and Remuneration Committee (NRC), after taking into account the performance evaluation of Bobby Parikh during his first term of 3 (three) years and considering his knowledge, acumen, expertise, experience and substantial contribution and time commitment, has recommended to the Board his reappointment for a second term of 5 (five) years. The NRC has considered his diverse skills, leadership capabilities, expertise in governance, finance, risk management, tax & regulatory advisory, business reorganization, and vast business experience, among others, as being key requirements for this role. In view of the above, the NRC and the Board are of the view that Bobby Parikh possesses the requisite skills and capabilities, which would be of immense benefit to the Company, and hence, it is desirable to reappoint him as an independent director.

Based on the recommendation of the NRC, the Board, recommended the reappointment of Bobby Parikh as an independent director, not liable to retire by rotation, for a second term of 5 (five) years effective July 15, 2023, to July 14, 2028 (both days inclusive).

As per Section 149 of the Act, an independent director may hold office for two terms up to 5 (five) consecutive years each.

Bobby Parikh fulfills the requirements of an independent director as laid down under Section 149(6) of the Act, and Regulation 16(1)(b) of the LODR Regulations.

The Company has received notice in writing pursuant to Section 160 of the Act, from a member proposing the reappointment of Bobby Parikh for the office of independent director under the provisions of Section 149 of the Act. The Company has received all statutory disclosures / declarations from Bobby Parikh, including

(i) Consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Appointment Rules,

(ii) Intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and

(iii) A declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act.

In the opinion of the Board and based on its evaluation, Bobby Parikh fulfils the conditions specified in the Act, and Rules made thereunder and LODR Regulations for his reappointment as an independent director of the Company and he is independent of the Management of the Company.

A copy of the draft letter for the reappointment of Bobby Parikh as an Independent Director setting out the terms and conditions is available for electronic inspection by the members during normal business hours on working days up to Wednesday, June 28, 2023.

The Board considers that the continued association of Bobby Parikh would be of immense benefit to the Company and is desirable to continue to avail his services as an independent director. The resolution seeks the approval of members for the reappointment of Bobby Parikh as an independent director of the Company, for a second term of 5 (five) years effective July 15, 2023, to July 14, 2028, (both days inclusive) pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be liable to retire by rotation.

No director, KMP or their relatives except Bobby Parikh, to whom the resolution relates, is interested in or concerned, financially or otherwise, in passing the proposed resolution set out in item no. 5.

The Board recommends the special resolution as set out in Item no. 5 of this notice for the approval of members.

Additional information on directors recommended for appointment / reappointment as required under Regulation 36 of the LODR Regulations and applicable secretarial standards



Salil Parekh
Chief Executive Officer and Managing Director

Salil is the Chief Executive Officer and Managing Director (CEO & MD) of Infosys and has been in this role since January 2018. Salil has successfully led the Company over the last five years.

Salil, as CEO & MD, sets and evolves the strategic direction for the Company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution.

Salil has over 30 years of global experience in the IT services industry with a strong track record of driving digital transformation, growth, automation, profitability, executing business turnarounds, managing successful acquisitions, and creating value.

Prior to this role, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. Salil was also a Partner at Ernst & Young LLP and is widely credited for bringing scale and value to the Indian operations of the consultancy firm.

Salil holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

Age: 58 years

Nature of expertise in specific functional areas: Information Technology, Leadership, Strategy, Board service & governance, Financial, Diversity, Global business, Sales & marketing, Cybersecurity, Mergers & Acquisitions, Risk management, and Sustainability & ESG

Disclosure of inter-se relationships between directors and KMP: None

Listed entities (other than the Infosys Group) in which Salil holds directorship and committee membership: Nil

Listed entities from which Salil has resigned in the past three years: Nil

Remuneration proposed to be paid: As per the resolution approved in Item no. 6 of the 41st Annual General Meeting Notice read with explanatory statement thereto-https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf.

Key terms and conditions of appointment: As per the resolution approved in Item no. 6 of the 41st Annual General Meeting Notice read with explanatory statement thereto: https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf .

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Salil was first appointed to the Board on January 2, 2018, as CEO & MD, and reappointed on July 1, 2022 as CEO & MD. The details pertaining to his appointment, remuneration, and number of meetings attended are provided in the *Corporate governance report* section of the Integrated Annual Report 2022-23.



Helene Auriol Potier
Independent Director

Helene Auriol Potier has built her career in digital technologies and in the telecommunications industry. A truly global career spanning multiple geographies, including the United States, Europe, Africa, and Asia.

She started her career in New York in telecommunications in 1986. In 1990, Helene joined the Canadian mobile technology company Nortel Networks Corporation where she spent 15 years and held various senior leadership positions among which were also Vice President Sales Mobile Division Worldwide and Vice President Services & Operations EMEA.

In 2005, Helene joined Dell Inc. She was the CEO Africa, Mediterranean and CEE.

She joined Microsoft Corporation in 2008. During her 10 years tenure at Microsoft, she served in various senior leadership capacities including CEO Microsoft Singapore and, Managing Director Artificial Intelligence Europe.

From November 2018 to December 2020, she was Executive Vice-President in charge of International Business B2B for Orange.

Helene is often called to speak on the topics of digital transformation, corporate governance and ESG.

She served as independent director on the boards of US listed company Mimecast Limited until May 2022, Ispen S.A. until May 2018 and Faiveley Transport S.A. until November 2016.

Helene received a Master of Science in Engineering from Telecom Paris and an Executive MBA from INSEAD.

Helene currently serves as independent non-executive director on the boards of Safran S.A., Accor S.A., Randstad N.V. and Oddo BHF S.C.A. She chairs the Accor board ESG committee and Oddo BHF board compensation committee. Helene is also ESG co-chair and board member at Institut Français des Administrateurs, (IFA), the French association of corporate directors. She is also a senior advisor at a leading global private equity firm.

Age: 60 years

Nature of expertise in specific functional areas: Information Technology, Leadership, Board service & governance, Financial, Diversity, Global Business, Sales & marketing, Cybersecurity, Mergers & Acquisitions, Risk management, and Sustainability & ESG

Disclosure of inter-se relationships between directors and KMP: Nil

Listed entities (other than the Infosys Group) in which Helene holds directorship and committee membership: As per the LODR Regulations, an independent director may hold directorships in 7 (seven) Indian listed companies. Helene does not hold any directorships in any Indian listed entities. However, she holds 3 (three) directorships in overseas listed entities. Details of her directorships are given below:

Board Membership in listed entities	
Indian	**Overseas**
Nil	• Accor S.A. • Randstad N.V. • Safran S.A.

Listed entities from which Helene has resigned in the past three years: Nil

Shareholding in the Company as on the date of her appointment i.e., May 26, 2023: Nil

Remuneration proposed to be paid: Shareholders at the 34th AGM, held on June 22, 2015, approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Act, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at the 34th AGM. The detailed criteria is available in the Nomination and Remuneration Policy of the Company. The Policy can be accessed from https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Key terms and conditions of appointment: As per the resolution in Item no. 4 of this Notice, read with the explanatory statement thereto.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: It is proposed to appoint Helene as an Independent Director for her first term on the Board and hence, these details are not applicable.

Skills and capabilities required for the role and the manner in which Henele meets such requirements: As per the resolution at Item no. 4 of this Notice, read with the explanatory statement thereto.



Bobby Parikh
Independent Director

Bobby Parikh is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services.

Over the years, Bobby has had extensive experience in advising clients across a range of industries. India has witnessed significant deregulation and a progressive transformation of its policy framework. An area of focus for Bobby has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India's policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. He has led teams that have advised clients in the areas of entry strategy (MNCs into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations.

Bobby's particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, he works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. He also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action.

Bobby was most recently co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Bobby was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. He worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. He led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young.

Bobby is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987.

Age: 59 years

Nature of expertise in specific functional areas: Information Technology, Leadership, Board service & governance, Financial, Diversity, Global business, Sales & marketing, Mergers & Acquisitions, Risk management, and Sustainability & ESG

Disclosure of inter-se relationships between directors and KMP: Nil

Listed entities (other than the Infosys Group) in which Bobby Parikh holds directorship and committee membership:

As per the LODR Regulations, an independent director may hold directorships in 7 (seven) listed companies. Bobby holds 3 (three) independent directorships, which is significantly lower than the limit prescribed under the LODR Regulations. Details of his directorships and committee memberships in listed entities are given below:

Directorships:	Committee memberships
Biocon Limited	1. Audit Committee* 2. Stakeholders Relationship Committee 3. Risk Management Committee*
Indostar Capital Finance Limited	1. Audit Committee* 2. Stakeholders Relationship Committee 3. Corporate Social Responsibility Committee 4. Nomination and Remuneration Committee 5. IT Strategy Committee*

* Chairperson

Listed entities from which Bobby Parikh has resigned in the past three years:

Name of the company	Date of cessation
Aditya Birla Sunlife AMC Limited	February 2, 2022

Shareholding in the Company as on March 31, 2023: 6,887 equity shares

Remuneration proposed to be paid: Shareholders at the 34th AGM, held on June 22, 2015, approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Act, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at the 34th AGM. The detailed criteria is available in the Nomination and Remuneration Policy of the Company. The Policy can be accessed from https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Key terms and conditions of appointment: As per the resolution in Item no. 5 of this Notice, read with the explanatory statement thereto.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Bobby Parikh was appointed to the Board as an independent director on July 15, 2020. The details of remuneration drawn and number of meetings attended are provided in the *Corporate governance report* section of the Annual Report 2022-23.

Skills and capabilities required for the role and the manner in which Bobby meets such requirements:

As per the resolution at Item no. 5 of this Notice, read with the explanatory statement thereto.

Instructions for participation through VC

Please follow the below steps for registration and participation

<table>
<tr><td>Step 1:</td><td>Access the VC portal by clicking this link: https://agm.onwingspan.com/InfosysAGM or you could also join the AGM by visiting the investor page on our Company's website, www.infosys.com</td><td rowspan="2">System requirements for best VC experience
Internet connection: Broadband, wired or wireless (3G or 4G/LTE), with a speed of 5 Mbps or more
Microphone and speakers: Built-in or USB plug-in or wireless Bluetooth
Browser:
Google Chrome: Version 90 or latest
Mozilla Firefox: Version 90 or latest
Microsoft Edge Chromium: Version 90 or latest
Safari: Version 12 or latest
Internet Explorer: Not supported
Helpline numbers
+91-80- 4156 5555
+91-80- 4156 5777</td></tr>
<tr><td>Step 2:</td><td>Log in to join the VC session by using your DP ID and Client ID / Folio Number together with your PAN
a) Members with NSDL account: 8-character DP ID followed by 8-digit Client ID
(For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300***12******).
b) Members with CDSL account: 16-digit Beneficiary ID (For example, if your Beneficiary ID is 12**************, then your user ID is 12**************).
c) Members with physical folio: ITL + Folio Number registered with the Company
(For example, if your Folio Number is 0*****, then your user ID is ITL0*****)</td></tr>
<tr><td></td><td colspan="2">Note: Institutional / corporate shareholders are required to upload the Board Resolution / Authorization Letter authorizing its representatives to attend the AGM through VC.</td></tr>
<tr><td>Step 3:</td><td colspan="2">Click 'Enter' to join the virtual AGM.</td></tr>
<tr><td>Step 4:</td><td colspan="2">Members can post questions either through chat or the video feature available in the VC. Members can exercise these options once the floor is open for shareholder queries.</td></tr>
<tr><td>Step 5:</td><td colspan="2">Members who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM by following the 'Instructions for e-voting'.</td></tr>
</table>

General guidelines for VC participation

i. Members may note that the 42nd AGM of the Company will be convened through VC in compliance with the applicable provisions of the Act, read with the Circulars. The facility to attend the meeting through VC will be provided by the Company. Members may access the same at https://agm.onwingspan.com/InfosysAGM.

ii. The facility of joining the AGM through VC will be opened 60 minutes before the scheduled start time of the AGM and will be available for members on a first-come-first-served basis.

iii. The Company reserves the right to limit the number of members asking questions depending on the availability of time at the AGM.

iv. Members can participate in the AGM through their desktops / smartphones / laptops etc. However, for better experience and smooth participation, it is advisable to join the meeting through desktops / laptops with high-speed internet connectivity.

v. Please note that participants connecting from mobile devices or tablets, or through laptops via mobile hotspot may experience audio / video loss due to fluctuation in their respective networks. It is therefore recommended to use a stable Wi-Fi or LAN connection to mitigate any of the aforementioned glitches.

Instructions for e-voting

The details of the process and manner for remote e-voting and voting during the AGM are explained below:

Step 1: Access to the NSDL e-voting system

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: Access to the NSDL e-voting system

A) Login method for e-voting and voting during the meeting for individual shareholders holding securities in demat mode

In terms of the SEBI circular SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020 on the e-voting facility provided by listed companies and as part of increasing the efficiency of the voting process, the e-voting process has been enabled to all individual shareholders holding securities in demat mode to vote through their demat account maintained with depositories and depository participants. Shareholders are advised to update their mobile number and email ID in their demat accounts to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login method
Individual shareholders holding securities in demat mode with NSDL	I. NSDL IDeAS Facility **If you are already registered for the NSDL IDeAS facility,** 1. Visit the e-services website of NSDL. Open the web browser by typing the following URL: https://eservices.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-Services is launched, click on the "Beneficial Owner" icon under "Login", available under the "IDeAS" section. 3. A new screen will open. You will have to enter your user ID and password. After successful authentication, you will be able to see e-voting services. 4. Click on "Access to e-voting" under e-voting services and you will be able to see the e-voting page. 5. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the NSDL e-voting website for casting your vote during the remote e-voting period or voting during the meeting. **If the user is not registered for IDeAS e-Services,** 1. The option to register is available at https://eservices.nsdl.com. 2. Select "Register Online for IDeAS" or click on https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 3. Upon successful registration, please follow steps given in points 1-5 above. II. E-voting website of NSDL 1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-voting system is launched, click on the "Login" icon, available under the "Shareholder / Member" section. 3. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password / OTP and a verification code as shown on the screen. 4. After successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period or voting during the meeting. 5. Shareholders / members can also download the NSDL mobile app 'NSDL SPEED-e' by scanning the QR code mentioned below for seamless voting experience.

	NSDL Mobile App is available on App Store Google Play
Individual shareholders holding securities in demat mode with CDSL	1. Users who have opted for the CDSL Easi / Easiest facility can log in using their existing user id and password. Option will be made available to reach e-voting page without any further authentication. The users of Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on the login icon and New System Myeasi Tab and then use your existing my easi username and password. 2. Alternatively, the user can directly access the e-voting page by providing demat account number and PAN from the e-voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on the registered mobile and email as recorded in the demat account. After successful authentication, the user will be able to see the e-voting option where the e-voting is in progress and will also be able to directly access the system of all e-voting service providers. 3. After successful login, the Easi / Easiest user will be able to see the e-voting option for eligible companies where the e-voting is in progress as per the information provided by the Company. On clicking the e-voting option, the user will be able to see e-voting page of the e-voting service provider for casting your vote during the remote e-voting period or joining the virtual meeting and voting during the meeting. Additionally, there are also links provided to access the system of all e-voting service providers, so that the user can visit the e-voting service providers' website directly. 4. If the user is not registered for Easi / Easiest, the option to register is available on the CDSL website www.cdslindia.com. Click on login and New System Myeasi Tab and then click on the registration option.
Individual shareholders (holding securities in demat mode) logging in through their depository participants	1. You can also log in using the login credentials of your demat account through your depository participant registered with NSDL / CDSL for the e-voting facility. 2. Once logged in, you will be able to see the e-voting option. Once you click on the e-voting option, you will be redirected to the NSDL / CDSL depository site after successful authentication, wherein you can see the e-voting feature. 3. Click on the options available against company name or e-voting service provider-NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period or voting during the meeting.

Important note: Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL

Login type	Helpdesk details
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call 022 - 4886 7000 and 022 - 2499 7000
Individual shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call the toll-free number 1800 22 55 33

B) Login method for e-voting and voting during the meeting for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

1. Visit the e-voting website of NSDL. Open the web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile phone.
2. Once the homepage of the e-voting system is launched, click on the icon 'Login', available under 'Shareholder / Member'.
3. A new screen will open. Enter your User ID, Password / OTP and a verification code as shown on the screen.
4. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically on NSDL e-voting system.
5. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in physical form	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 124041 then your User ID is 124041001***

6. Password details for shareholders other than individual shareholders are given below:
   a. If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b. If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.
   c. How to retrieve your 'initial password'?

      If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

7. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:
   a. Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b. Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.
   c. If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / Folio Number, your PAN, your name and your registered address.
   d. Members can also use the OTP (One Time Password) based login for casting their vote on the e-voting system of NSDL.

8. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.
9. Now, you will have to click on the 'Login' button.
10. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system

1. After successfully logging in following Step 1, you will be able to see the EVEN of all companies in which you hold shares and whose voting cycle is in active status.
2. Select the EVEN of Infosys Limited, which is 124041.
3. Now you are ready for e-voting as the voting page opens.
4. Cast your vote by selecting the appropriate options, i.e. assent or dissent, verify / modify the number of shares for which you wish to cast your vote and click on the 'Submit' and 'Confirm' buttons when prompted.
5. Upon confirmation, the message, 'Vote cast successfully', will be displayed.
6. You can also take a printout of the votes cast by you by clicking on the 'Print' option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for procuring user ID and password for e-voting for those shareholders whose email IDs are not registered with the depositories / Company

1. Shareholders may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting.
2. If shares are held in physical mode, please provide Folio Number, name of member, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), Aadhaar (self-attested scanned copy of Aadhaar Card)
3. In case shares are held in demat mode, please provide DP ID and Client ID (16-digit DP ID + Client ID or 16-digit beneficiary ID), name of member, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), Aadhaar (self-attested scanned copy of Aadhaar Card).
4. If you are an individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at Step 1 (A) i.e. Login method for e-voting and voting during the meeting for individual shareholders holding securities in demat mode.

General guidelines for e-voting

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by email to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
2. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.
3. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
4. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and the e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com or call the toll-free number: 022 - 4886 7000 and 022 - 2499 7000, or send a request to evoting@nsdl.co.in, or contact Amit Vishal, Assistant Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email IDs: evoting@nsdl.co.in or AmitV@nsdl.co.in or pallavid@nsdl.co.in to get your grievances on e-voting addressed.

Information at a glance

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Wednesday, June 28, 2023
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend record date	Friday, June 2, 2023
Final dividend payment date	Monday, July 3, 2023
Information of tax on final dividend 2022-23	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Wednesday, June 21, 2023
E-voting start time and date	9:00 a.m. IST, Friday, June 23, 2023
E-voting end time and date	5:00 p.m. IST, Tuesday, June 27, 2023
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	Contact name: **Amit Vishal** *Assistant Vice President* **Pallavi Mhatre** *Senior Manager* National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact details: Email ID: AmitV@nsdl.co.in; pallavid@nsdl.co.in; evoting@nsdl.co.in; Contact number: 022 - 4886 7000 and 022 - 2499 7000
Name, address and contact details of Registrar and Transfer Agent	Contact name: **Shobha Anand** *Deputy Vice President* KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 Contact details: Email ID: shobha.anand@kfintech.com; einward.ris@kfintech.com; Contact number: 1800-309-4001

Safe Harbor

This Annual Report contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, risks and uncertainties relating to the execution of our business strategy, increased competition for talent, increase in wages, investments to reskill our employees, hybrid work model, economic uncertainties, technological disruption, complex and evolving regulatory landscape, including immigration regulation changes, ESG vision, Capital Allocation Policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources and corporate actions.

These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the "Outlook, risks and concerns" section in this Annual Report, and are discussed in detail in our Form 20-F filed with the U.S. Securities and Exchange Commission. In the light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Creative concept and design by Communication Design Group, Infosys Limited.